FORM 2B

LISTING APPLICATION

ALPINE SUMMIT ENERGY PARTNERS, INC.

Application for the listing on the TSX Venture Exchange of the subordinate voting shares in the capital of

Alpine Summit Energy Partners, Inc., the issuer resulting from the transactions described herein.

September 3, 2021

No securities regulatory authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this Application.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED HEREIN OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS LISTING STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Application contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "forward-looking statements"). Forward- looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company (as defined herein). In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of the Business Combination (as defined herein); expectations for the potential benefits of the Business Combination; statements relating to the business and future activities of, and developments related to, the Company after the date of this Listing Statement, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the oil and gas industry generally; and other events or conditions that may occur in the future.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities, , risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to the oil and gas industry, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the oil and gas industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company; the concentrated voting control of the Initial Holder (as defined herein) and the unpredictability caused by the anticipated capital structure; risks relating to the management of growth; increased costs associated with the Company becoming a publicly traded company; increasing competition in the industry; risks inherent in an oil and gas company; risks relating to energy costs; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; the limited market for securities of the Company; as well as those risk factors discussed in Section 21 of this Application below and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

Consequently, all forward-looking statements made in this Application and other documents of the Company are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences or effects.

Although Origination (as defined herein) and Red Pine (as defined herein) have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are provided and made as of the date of this Application and none of the Company, Origination or Red Pine undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See "Risk Factors".

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated herein, references to "$" or "are to Canadian dollars and references to "US$" are to United States dollars.

The financial statements of Origination included in this Application are reported in United States dollars and have been prepared in accordance with IFRS (as defined herein). The financial statements of Red Pine included in this Application are reported in Canadian dollars and have been prepared in accordance with IFRS.

The following table sets out the rates of exchange for the U.S. dollar in terms of Canadian dollars in effect at the end of the periods indicated and the average annual exchange rates for such periods as reported by the Bank of Canada.

	12 months ended December 31
(US$:C$)	2020	2019	2018
Rate at end of period	1.2732	1.2988	1.3642
Average rate for period	1.3415	1.3269	1.2957

Item 2: Glossary

"$" means Canadian dollars, unless otherwise specified.

"A&R LLC Agreement" has the meaning ascribed thereto under Item 10 - Description of Securities To Be Listed - Description of Capital of Origination.

"Agency Agreement" has the meaning ascribed thereto under Item 5 - Description of the Business - The Finco Financing.

"Agent" means the agent for the Finco Financing, being Eight Capital.

"Agent's Fees" has the meaning ascribed thereto under Item 5 - Description of the Business - The Finco Financing.

"AIP Borrower" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Financial Year Ended December 31, 2020.

"AIP Intermediate" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Financial Year Ended December 31, 2020.

"Alpine" or "Company" means Red Pine, which will be renamed "Alpine Summit Energy Partners, Inc." or such other name as determined by Origination, after giving effect to the Business Combination.

"Alpine Energy" has the meaning ascribed thereto under Item 16 - Directors and Executive Officers - Name, Address and Occupation.

"Alpine Escrow Agreement" means the escrow agreement in the form of the TSXV's Form 5D to be entered into by and among Odyssey Trust Company (as escrow agent), Alpine and certain principals and non-principals of Alpine prior to the completion of the Business Combination.

"Alpine Support Agreement" has the meaning ascribed thereto under Item 4 - Corporate Structure - Alpine.

"Amalco" has the meaning ascribed thereto under Item 5 - Description of the Business - The Business Combination.

"Awards" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"Basis Adjustments" has the meaning ascribed thereto under Item 10 - Description of Securities To Be Listed - Description of Capital of Origination - Tax Receivable Agreement.

"Blackout Period" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Awards - Options.

"Board" means the board of directors of the Company.

"Business Combination" means the business combination between the Company and Origination pursuant to the Business Combination Agreement.

"Business Combination Agreement" means the business combination agreement dated April 8, 2021 between the Company, Origination, Finco, Subco and Blocker.

"BCBCA" means the Business Corporations Act (British Columbia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Blocker" means Alpine Summit Energy Investors, Inc., a corporation existing under the laws of Nevada.

"Blocker Shares" means the common shares of Blocker.

Listing Application - September 3, 2021	Page 1

"CGNC" has the meaning ascribed thereto under Item 19 - Audit Committee and Corporate Governance - Corporate Governance and Nominating Committee.

"Class A Finco Shares" means Class A common shares in the capital of Finco, each of which shall entitle the holder thereof to receive one Subordinate Voting Share pursuant to the Business Combination.

"Class A Voting Units" means Class A voting membership units in the capital of Origination pursuant to the A&R LLC Agreement.

"Class B Finco Shares" means Class B common shares in the capital of Finco, each of which shall entitle the holder thereof to receive one Multiple Voting Share pursuant to the Business Combination.

"Class B Non-Voting Units" means Class B non-voting membership units in the capital of Origination pursuant to the A&R LLC Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Compensation Committee" means the compensation committee of the Board.

"Consolidation" means the consolidation of the common shares of Red Pine on the basis of one common share for every 625.5882 existing common shares completed in connection with and pursuant to the Business Combination.

"DLLCA" has the meaning ascribed thereto under Item 10 - Description of Securities To Be Listed - Description of Capital of Origination - A&R LLC Agreement.

"DSU Plan" means the deferred share unit plan of the Company approved by the Company's shareholders at the Meeting.

"DSUs" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of DSU Plan - Eligibility.

"Entitlement" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of DSU Plan - Grant of DSUs.

"Equity Incentive Plan" means the equity incentive plan of the Company approved by the Company's shareholders at the Meeting.

"Escrow Release Conditions" means (i) the completion, satisfaction or irrevocable waiver of all conditions to the Business Combination, other than the release of the escrowed funds of the Finco Financing and the closing of the Business Combination, each of which will be completed forthwith upon release of the escrowed funds; (ii) the receipt of all required shareholder, third party (as applicable) and regulatory approvals, including without limitation, the conditional approval of the TSXV for the listing and posting for trading of the Subordinate Voting Shares on the TSXV; and Finco and the Agent having delivered a notice to the Subscription Receipt Agent confirming that the conditions set forth in (i) and (ii) have been met or waived, as applicable.

"Escrow Release Deadline" means September 17, 2021, being the date that is 30 days following the completion of the Finco Financing, or such other date as may be agreed to in writing by Finco, the Agent and the holders of the Subscription Receipts.

"FATCA" means the Foreign Account Tax Compliance Act, as amended.

"Finco" means Alpine Summit Energy Partners Finco, Inc., a corporation incorporated under the BCBCA for the purpose of the Finco Financing.

"Finco Financing" means the offering by Finco of 161,976 Subordinate Voting Subscription Receipts at a price of $4.01 per Subordinate Voting Subscription Receipt and 17,057 Multiple Voting Subscription Receipts at a price of $401.29 per Multiple Voting Subscription Receipt for aggregate gross proceeds to Finco of approximately $7.5 million completed on August 18, 2021.

"Finco Shares" means Class A Finco Shares and Class B Finco Shares in the capital of Finco.

Listing Application - September 3, 2021	Page 2

"First Development Partnership" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Development Partnerships.

"First Partnership LPs" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Development Partnerships.

"Goldman Sachs Facility" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Financial Year Ended December 31, 2020.

"IFRS" means International Financial Reporting Standards.

"Initial Holder" means Craig Perry.

"IRR" means internal rates of return.

"ISOs" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"Meeting" means the annual and special meeting of Red Pine's shareholders held on May 25, 2021 to, among other things, consider and, if thought fit, approve matters relating to the Business Combination.

"Multiple Voting Shares" means the multiple voting shares in the capital of the Company.

"Multiple Voting Subscription Receipts" means the multiple voting subscription receipts issued pursuant to the Finco Financing, with each such subscription receipt to be automatically exchanged for one Class B Finco Share upon satisfaction of the Escrow Release Conditions.

"Notes" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Convertible Promissory Notes.

"NQSOs" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"Options" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"Origination" means HB2 Origination, LLC, a limited liability company existing under the laws of Delaware.

"Participants" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Eligibility.

"Preferred Instrument" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Shareholder Takeout.

"Property" means the Austin Chalk and Eagle Ford Acreage in Texas, United States.

"Proportionate Voting Shares" means the proportionate voting shares in the capital of the Company.

"Recapitalization" has the meaning ascribed thereto under Item 5 - Description of the Business - The Business Combination.

"Red Pine" means Red Pine Petroleum Ltd., a corporation existing under the BCBCA, prior to the completion of the Business Combination.

"Reserves Report" means the report titled "Evaluation of Petroleum Reserves of HB2" prepared by McDaniel & Associates Consultants Ltd. dated May 10, 2021, evaluating the oil and gas reserves attributed to the Property as of December 31, 2020.

"Restricted Share Rules" has the meaning ascribed thereto under Item 3 - Summary - Capitalization.

Listing Application - September 3, 2021	Page 3

"RSUs" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"SARs" has the meaning ascribed thereto under Item 12 - Stock Option Plan - Summary of Equity Incentive Plan - Purpose.

"SEC" means the United States Securities and Exchange Commission.

"Second Development Partnership" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Development Partnerships.

"Second Partnership LPs" has the meaning ascribed thereto under Item 5 - Description of the Business - General Development of the Business - Three-Year History - Recent Developments - Development Partnerships.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com.

"Subco" means Red Pine Petroleum Subco Ltd., a wholly-owned subsidiary of the Company incorporated under the BCBCA for the purpose of effecting the Business Combination.

"Subordinate Voting Shares" means the subordinate voting shares in the capital of the Company.

"Subscription Receipt Agreement" has the meaning ascribed thereto under Item 5 - Description of the Business - The Finco Financing.

"Subordinate Voting Subscription Receipts" means the subordinate voting subscription receipts issued pursuant to the Finco Financing, with each such subscription receipt to be automatically exchanged for one Class A Finco Share upon satisfaction of the Escrow Release Conditions.

"Subscription Receipts" means collectively the Subordinate Voting Subscription Receipts and the Multiple Voting Subscription Receipts.

"Tax Act" has the meaning ascribed thereto under Item 21 - Risk Factors - Certain Tax Risks - Tax Classification of the Company.

"Tax Benefit Schedule" has the meaning ascribed thereto under Item 10 - Description of Securities To Be Listed - Description of Capital of Origination - Tax Receivable Agreement.

"Tax Receivable Agreement" has the meaning ascribed thereto under Item 10 - Description of Securities To Be Listed - Description of Capital of Origination.

"TSXV" means the TSX Venture Exchange Inc.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules promulgated thereunder.

"USRPHC" has the meaning ascribed thereto under Item 21 - Risk Factors - Certain Tax Risks - Tax Classification of the Company.

"USRPIs" has the meaning ascribed thereto under Item 29 - Other Material Facts - Certain United States Federal Income Tax Considerations - Tax Considerations for Non-U.S. Holders - Sale or Other Taxable Disposition.

Listing Application - September 3, 2021	Page 4

Item 3: Summary

The following is a summary of the principal features of this listing and should be read together with the more detailed information, financial data and statements contained and incorporated by reference elsewhere in this Application.

The summary information with regard to the business of Alpine Summit Energy Partners, Inc. should be read together with the more detailed information and financial statements contained or referred to elsewhere in the Application and the Reserves Report.

The Business of Alpine

Red Pine was incorporated on July 30, 2008 under the BCBCA. On April 8, 2021, Red Pine entered into the Business Combination Agreement pursuant to which Red Pine agreed to complete the Business Combination with Origination and change its name to "Alpine Summit Energy Partners, Inc." upon completion of the Business Combination.

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 Subordinate Voting Subscription Receipts at a subscription price of $4.01 per Subordinate Voting Subscription Receipt and 17,057 Multiple Voting Subscription Receipts at a subscription price of $401.29 per Multiple Voting Subscription Receipt for aggregate gross proceeds of approximately $7.5 million. After deducting the Agent's Fees and expenses incurred in connection with the Offering, the net proceeds of the Finco Financing was approximately $7.2 million. The Company intends to use the net proceeds of the Finco Financing principally to fund the general working capital of the Company. See Item 5 - Description of the Business - Available Funds and Principal Purposes.

Pursuant to the Business Combination, Subco and Finco will amalgamate pursuant to the BCBCA, with Finco's shareholders receiving one Subordinate Voting Share for each Class A Finco Share held and one Multiple Voting Share for each Class B Finco Share held all in accordance with the terms of the Business Combination Agreement.

It is expected that Alpine's principal business, operated through Origination, will be the advancement of the Property located in Texas, United States. Including the net proceeds of the Finco Financing, Alpine will have approximately US$41.6 million of available funds over the 18 month period following completion of the Business Combination (see Item 5 - Description of the Business - Available Funds and Principal Purposes). Future development is expected to be financed through operating cash flow, additional development partnerships, and additional equity and/or debt financing or other financing methods deemed appropriate by management.

See Item 5 - Description of the Business.

Outlook

Alpine is an oil and gas company engaged in the development of the Property. Its future performance depends on, among other things, its ability to discover and develop oil and gas reserves at economically recoverable quantities, the prevailing market price of the oil and gas it produces, its ability to secure required financing, and in the event oil and gas reserves are found in economically recoverable quantities, its ability to secure operating and environmental permits to commence and maintain its production operations.

Following the completion of the Business Combination, Alpine will own the highly prospective Austin Chalk and Eagle Ford formations in Texas, United States, underpinned by cash in an amount of approximately US$15.6 million (see Item 5 - Description of the Business - Available Funds and Principal Purposes). Alpine's primary objective will be to generate returns from these assets for shareholders and value for its other stakeholders. Alpine may also consider additional opportunities to grow shareholder value through the acquisition of additional prospective oil and gas properties, or other strategic transactions.

Available Funds and Principal Purposes

Following completion of the Business Combination and the Finco Financing, the Company expects to have approximately US$41.6 million of available funds over the 18 month period following such completion, comprised of the following:

Listing Application - September 3, 2021	Page 5

Available Funds	(US$)
Estimated working capital as of August 31, 2021(1)	(46.3) million
Finco Financing(2)	5.6 million
Debt capacity of First Development Partnership(3)	15.0 million
Estimated cash flow(4)	67.3 million
TOTAL:	41.6 million

Notes:

(1) Includes the working capital of Origination, estimated to be US$(46.7) million, and the working capital of Red Pine, estimated to be US$0.4 million, with the working capital of Red Pine based on an exchange rate of $1.00 = US$0.7932 as of September 1, 2021. This also includes the cash on hand, which totals approximately US$15.6 million when aggregated with the net proceeds of the Finco Financing.

(2) Based on an exchange rate of $1.00 = US$0.7918 as of August 18, 2021, being the closing date of the Finco Financing. Represents gross proceeds of approximately US$5,934,008 ($7,494,327) from the Finco Financing and after deduction of the Agent's Fees of approximately US$177,383 ($224,025) and the Agent's expenses of approximately US$67,300 ($84,997).

(3) Refers to the amount of debt that is expected to be available, secured by the assets of the First Development Partnership.

(4) Estimate is based on the existing production of the Company's assets, factoring in changes in the number of wells and natural decline curves.

The expected principal purposes for which the available funds will be used are described below:

Use of Available Funds	(US$)
Development and drilling on the Property for next 18 months	18.0 million
General and administrative costs for next 18 months(1)	12.0 million
Unallocated working capital	11.6 million
TOTAL:	41.6 million

Note:

(1) Refer to General and Administration Costs table in Item 5 - Description of the Business - Available Funds and Principal Purposes.

Due to the nature of oil and gas development activities, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to Alpine. Accordingly, while Alpine anticipates that it will spend the funds available to it as stated herein, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent.

See Item 5 - Description of the Business - Available Funds and Principal Purposes for more information.

Capitalization

The Company is seeking to list the Subordinate Voting Shares on the TSXV. Following completion of the Business Combination, it is expected that there will be 2,123,781 Subordinate Voting Shares, 314,454.83 Multiple Voting Shares and 15,947.292 Proportionate Voting Shares issued and outstanding. Accordingly, it is expected that there will be 33,585,211 Subordinate Voting Shares outstanding on an as-converted basis following completion of the Business Combination.

Holders of Subordinate Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held. Following completion of the Business Combination, it is expected that holders of Subordinate Voting Shares will hold approximately 4.29% of the aggregate voting rights attached to the Company's issued and outstanding securities. See Item 10 - Description of Securities To Be Listed and Item 11 - Consolidated Capitalization for more information.

The Subordinate Voting Shares constitute "restricted shares" as defined by OSC Rule 56-501. Accordingly, a special resolution was passed by the Red Pine shareholders at the Meeting to approve a "restricted security reorganization" pursuant to National Instrument 41-101 - General Prospectus Requirements and Ontario Securities Commission Rule 56-501 - Restricted Shares (the "Restricted Share Rules"). The Restricted Shares Rules require that a restricted security reorganization receive prior majority approval of securityholders in accordance with applicable law, excluding any votes attaching to securities held, directly or indirectly, by affiliates or control persons of the issuer.

Listing Application - September 3, 2021	Page 6

For the purposes of the Restricted Share Rules, to the knowledge of management of Red Pine, no shareholder is an affiliate or control person of Red Pine, and therefore no Red Pine common shares were excluded from voting on the articles amendment resolution under the Restricted Share Rules. However, for the purposes of TSXV Policy 3.5, the votes attaching to all Promoters (as defined by the policies of the TSXV), directors, officers or other Insiders (as defined by the policies of the TSXV) of Red Pine and of any proposed recipient of Multiple Voting Shares and Proportionate Voting Shares and their Associates and Affiliates (as each are defined by the policies of the TSXV), were excluded for the purposes of determining whether Majority of the Minority Approval was obtained for the articles amendment resolution.

Management, Directors and Key Employees

Craig Perry	Director, Chairman and Chief Executive Officer
Darren Moulds	Chief Financial Officer
William Wicker	Chief Investment Officer
Michael McCoy	Chief Operating Officer
Chrystie Holmstrom	Chief Legal Officer and Corporate Secretary
Chris Nilan	Senior Managing Director of Capital Markets
Reagan Brown	Chief Administrative Officer
Darren Tangen	Director
Stephen Schaefer	Director
Porter Collins	Director
Agenia Clark	Director

See Item 16 - Directors and Executive Officers.

The Property

A detailed description of the Property is set out in the Reserves Report, which is attached to this Application as Schedule G.

Risk Factors

Alpine is an oil and gas company. This industry is capital intensive, highly speculative, and is subject to fluctuations in commodity prices, market sentiment, inflation and other risks.

See Item 21 - Risk Factors.

Selected Consolidated Financial Information

Set forth below is a summary of certain selected audited and unaudited historical financial information of the Company and Origination and pro forma unaudited financial information after giving effect to the Business Combination for the periods indicated. The selected pro forma unaudited financial information has been derived from the applicable pro forma unaudited financial statements set out in Schedule E to this Application. The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma financial statements, including that the Company's shareholders approve matters relating to the Business Combination at the Meeting (such matters were approved at the Meeting), and that the Business Combination, the Finco Financing and the transactions contemplated by the Business Combination Agreement are completed. The unaudited pro forma financial statements are for illustrative purposes only and are not necessarily indicative of what the actual results of operations or financial position of Alpine would have been if all these events had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of Alpine for any future periods or as of any date.

Listing Application - September 3, 2021	Page 7

	Red Pine	Red Pine	Red Pine
	Year Ended March	Year Ended March 31,	Three Months Ended
	31, 2021	2020	June 30, 2021
	(audited)	(audited)	(unaudited)

Total assets	$577,259	$124,649	$556,030

Total liabilities	$31,324	$30,722	$26,205

Total Shareholders'	$545,935	$93,927	$529,825
Equity

	Origination	Origination	Origination
	Year Ended	Year Ended	Six Months Ended
	December 31, 2020	December 31, 2019	June 30, 2021
	(audited)	(audited)	(unaudited)

Total assets	US$65,942,876	US$29,422,352	US$104,849,913
Total liabilities	US$63,579,969	US$24,121,908	US$131,938,317
Total Shareholders'	US$2,362,907	US$5,300,444	US$(27,088,404)
Equity (Deficiency)

Pro Forma
Six Months Ended
June 30, 2021
(unaudited)
	Total assets	US$111,202,652
	Total liabilities	US$129,659,281
	Total Shareholders'	US$(18,456,629)
Equity (Deficiency)

Item 4: Corporate Structure

Red Pine

Red Pine was incorporated under the BCBCA on July 30, 2008. Red Pine's head office address is 620 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, and its principal place of business is located at 310 - 6 Adelaide Street East, Toronto, Ontario, M5C 1H6. Red Pine's registered office is located at 2080 - 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

Red Pine has one wholly-owned subsidiary, Subco. Subco was incorporated under the BCBCA on March 18, 2021 for the sole purpose of effecting the Business Combination. Pursuant to the completion of the Business Combination as described in Item 5 - Description of the Business - The Business Combination, Subco will amalgamate with Finco and the entity resulting from such amalgamation will be wound up into the Company.

Origination

Origination was formed as a corporation under the laws of the State of Tennessee on May 30, 2018 and was converted into a limited liability company under the laws of the State of Delaware on October 10, 2018. Origination's head office address is 3322 West End Ave., Suite 450, Nashville, Tennessee 37203, and its registered office is 850 New Burton Road, Suite 201, Dover, Delaware, 19904. See " - Alpine" for the corporate structure of Origination.

Listing Application - September 3, 2021	Page 8

Alpine

Alpine is the resulting issuer of Red Pine following the completion of the Business Combination. The Company was incorporated under the BCBCA on July 30, 2008 under the name "Red Pine Petroleum Ltd.". It is expected that following the completion of the Business Combination, Alpine's full corporate name will be "Alpine Summit Energy Partners, Inc."

Alpine's registered office will be located at Suite 2200, HSBC Building, 885 West Georgia St., Vancouver, British Columbia, V6C 3E8, and its head office address will be located at 3322 West End Ave., Suite 450, Nashville, Tennessee 37203. The telephone number for the registered office will be 604.691.6100. Alpine's corporate website is www.alpinesummitenergy.com. Alpine will be a reporting issuer in British Columbia and Alberta.

A chart reflecting the expected corporate structure of Alpine following the completion of the Business Combination is set forth below.

Notes:

(1) Governance and voting rights of Origination are held 100% by Alpine Summit Energy Investors, Inc.

(2) Members of Origination who are not exchanging their membership units for securities of Alpine will initially hold non-voting Origination units entitling them to a 34.16% economic interest in Origination.

(3) AIP Holdco, LP is also the issuer of the Preferred Instruments.

Following completion of the Business Combination, membership units of Origination retained by the Initial Holder and certain executive employees will be entitled to certain redemption and exchange rights allowing, subject to contractual restrictions, the holder thereof to redeem or exchange their membership units of Origination for: at the option of Blocker in its capacity as manager of Origination, (i) a cash payment equal to a volume weighted average market price of one Subordinate Voting Share for each membership unit of Origination redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the A&R LLC Agreement, or (ii) newly-issued Subordinate Voting Shares on a one-to-one basis. Blocker's decision to make a cash payment upon an Origination member's election will be made by the independent directors of the Alpine Board (within the meaning of applicable securities laws) who are disinterested. Alpine, Blocker and Origination will enter into a support agreement related to the above redemption and exchange rights (the "Alpine Support Agreement"). See Item 10 - Description of Securities To Be Listed - Description of Capital of Origination - Alpine Support Agreement.

Listing Application - September 3, 2021	Page 9

Item 5: Description of the Business

Overview

Pursuant to the Business Combination and the transactions contemplated by the Business Combination Agreement, it is expected that Alpine, through Origination, will own the Property. Alpine is expected to be a U.S. energy developer and financial company focused on maximizing growth and return on equity. It is anticipated that Alpine will adopt an inverted business model relative to industry convention, with a "capital velocity" strategy focused on drilling rather than land inventory. In the near term, Alpine will focus its drilling activity in the Austin Chalk and Eagle Ford formations in the Giddings Field, a premier acreage location in Texas which has produced substantial amounts of oil and gas for decades. The Austin Chalk directly overlies the oil sourcing Eagle Ford formation; oil migrates into the chalk through microfractures and fills the tectonic fractures and the porous matrix. Alpine has become one of the most experienced energy operators in the Giddings Field area, and is complemented by a seasoned leadership team and a proven operating team. The Company plans to focus on developing its existing and adjacent footprint over the next several years while also evaluating additional development projects that fit its investment criteria. The Company's capital allocation strategy is designed to optimize return on capital and cash flow available for distribution to shareholders.

See "- General Development of the Business - Three Year History".

See also Schedule L to this Application for additional disclosure for non-accredited investors in the United States.

Alpine Business Model

Alpine is expected to have a simple business model, with a segregation of development and production, which enables both Alpine and its partners to unlock more value. The business model is briefly summarized below.

1.           Asset/Inventory Acquisition

Assets are screened based on the following acquisition criteria:

• No or minimal upfront capital outlay for land or leases

• Proven play types with attractive unlevered IRR (inclusive of royalty, farm-in and other land costs)

• Play types where management has development experience

• Minimum 5 to 10 locations by asset type

• Access to infrastructure

• Manageable differential risk

• Onshore North America (initially focused in the United States)

• Reasonable single well capital expenditure amounts

Pursuant to these criteria, Alpine is expected to have no or minimal upfront land costs, and landowners may be willing to forego the initial gain for the certainty of near-term development which accelerates the larger income for landowners, being the royalty income.

2.           Development Partnerships

Alpine intends to use development partnerships to fund future development. Under this structure, a subset of inventory (5 to 10 wells) is committed to a partnership which is capitalized by Alpine and its development partners. This not only allows development partners to receive low risk and unique asset level return with no G&A or reinvestment risk, but also allows Alpine to reduce exposure to capital expenditure, increase IRR and accelerate returns on equity. It is anticipated that development partnerships will be funded on the basis of approximately 40% by Alpine and 60% by development partners, who will receive a disproportionate share of cash distribution until certain IRR targets are met. Alpine will receive approximately 94% of the residual value, with the development partners having a put right to effectively sell their 6% interest for Subordinate Voting Shares or cash. It is anticipated that development partnerships will allow Alpine to significantly scale its balance sheet and amplify returns on drilling capital.

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3.           Capital Refinance Event

Alpine plans on refinancing wells drilled pursuant to the development partnerships with certain lenders. At the time of the refinancing, Alpine plans on entering into long term price hedges for a material portion of the production from the wells. This allows Alpine to unlock capital for growth and allows lenders to achieve outsized returns with lower risk profile relative to traditional reserve-based lenders given the hedge profile and elimination of reinvestment risk.

4.           Profits

It is expected that the Company's profits will be reinvested into its operations and distributed to shareholders through dividends and/or share repurchases. See Item 7 - Dividends and Other Distributions.

ESG Stewardship

Alpine follows best practices to minimize environmental impact with a particular focus on methane emission reduction, both within the Company's existing footprint and as an industry citizen. Alpine operates with limited corporate well bores with just one well plugged and abandoned in 2021. The Company's focus on smaller operational location areas facilitates efficient plug and restoration efforts. The Company has installed a vapour recovery system at its production facilities for escaped hydrocarbon gases and to limit flaring activity.

Alpine (through its wholly-owned subsidiary, Alpine CapH4, LLC) has been working with Well Done Foundation to identify a group of up to 30 significant methane-emitting wells across the U.S. that the Company anticipates plugging over 12 to 18 months. The Company is seeking to develop a sustainable approach to mitigate legacy sources of pollution in the industry and earn offsetting emission credits, and to establish a foothold in the emerging carbon credit industry by leveraging its existing platform alongside Well Done Foundation's established mitigation process.

The Business Combination

The following is a summary of the Business Combination. This summary is qualified in its entirety by the terms of the Business Combination Agreement which is available under Red Pine's profile on SEDAR at www.sedar.com.

On April 8, 2021, Red Pine, Origination, Finco, Subco and Blocker entered into the Business Combination Agreement pursuant to which the parties agreed to complete a series of transactions to effect a business combination between Red Pine and Origination and that will result in a reverse take-over of Red Pine by the members of Origination.

The principal steps of the Business Combination are as follows:

(1) Finco issued Subscription Receipts for gross proceeds of approximately $7.5 million;

(2) immediately prior to the closing of the Business Combination:

(a) Red Pine will amend its articles to (i) reclassify its common shares as Subordinate Voting Shares, (ii) create a new class of Multiple Voting Shares and a new class of Proportionate Voting Shares, and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc." and, immediately thereafter, effect the Consolidation;

(b) each outstanding membership unit of Origination will be converted into three membership units of Origination (the "Recapitalization");

(c) the Subscription Receipts will be converted into Finco Shares, with each holder of a Subordinate Voting Subscription Receipt receiving one Class A Finco Share in exchange therefor and each holder of a Multiple Voting Subscription Receipt receiving one Class B Finco Share in exchange therefor; and

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(3) on closing of the Business Combination:

(a) the Company, Finco and Subco will complete a three-cornered amalgamation under the BCBCA pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) will exchange their Class A Finco Shares held for Subordinate Voting Shares or their Class B Finco Shares held for Multiple Voting Shares, as applicable, in each case on a one-for-one basis, and Finco and Subco will amalgamate, with the resulting entity ("Amalco") to continue as a wholly-owned subsidiary of the Company;

(b) Amalco will be wound up into the Company and the assets of Amalco (which consist of the funds invested by the holders of the Subscription Receipts, net of expenses) will be transferred to the Company by operation of law;

(c) certain U.S. holders of membership units in Origination (other than Blocker) will contribute their membership units in Origination to the Company in exchange for Multiple Voting Shares on a one- hundred membership units (post-Recapitalization) for one Multiple Voting Shares basis;

(d) certain of the non-U.S. holders of membership units in Origination will contribute their membership units in Origination to the Company in exchange for Subordinate Voting Shares on a one membership unit (post-Recapitalization) for one Subordinate Voting Share basis subject to adjustment for any applicable withholding taxes;

(e) each holder of Blocker Shares will contribute their Blocker Shares to the Company in exchange for Subordinate Voting Shares on a one Blocker Share for three Subordinate Voting Shares basis;

(f) the Initial Holder will subscribe for Proportionate Voting Shares carrying voting rights that would, in the aggregate, represent approximately 32% of the voting rights of the Company upon completion of the Business Combination on a fully diluted basis for a purchase price equivalent to their fair market value;

(g) the Company will use certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker will be contributed to Origination in exchange for membership units of Origination; and

(h) membership units of Origination held by Blocker will be re-designated as Class A Voting Units of Origination and membership units of Origination held by other remaining members of Origination will be re-designated as Class B Non-Voting Units of Origination.

The number and terms of the securities to be issued in connection with the Business Combination were determined pursuant to arm's length negotiations between the management of each of the Company and Origination at the time the Business Combination Agreement was entered into.

The reclassification of the common shares of the Company into Subordinate Voting Shares and the creation of the Multiple Voting Shares in connection with the Business Combination is for the purpose of allowing the Company to maintain its status as a "foreign private issuer" as determined in accordance with Rule 3b-4(c) under the U.S. Exchange Act.

The Finco Financing

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 Subordinate Voting Subscription Receipts at a subscription price of $4.01 per Subordinate Voting Subscription Receipt and 17,057 Multiple Voting Subscription Receipts at a subscription price of $401.29 per Multiple Voting Subscription Receipt for aggregate gross proceeds of approximately $7.5 million. Finco is a special purpose British Columbia company incorporated solely for the purpose of the Finco Financing.

The Finco Financing was completed pursuant to the terms of an agency agreement dated August 18, 2021 among Finco, Red Pine and Eight Capital, as lead agent and sole bookrunner (the "Agency Agreement"). The Subscription Receipts are governed by the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") dated August 18, 2021 among Finco, the Agent and Odyssey Trust Company in its capacity as subscription receipt agent.

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Each Subordinate Voting Subscription Receipt and each Multiple Voting Subscription Receipt entitles the holder thereof to receive, upon automatic exchange in accordance with the terms of the Subscription Receipt Agreement, without payment of additional consideration or further act or formality on the part of the holder thereof, one Class A Finco Share and one Class B Finco Share, respectively, upon the satisfaction or waiver of the Escrow Release Conditions at or before the Escrow Release Deadline. Each Class A Finco Share would then be exchanged for one Subordinate Voting Share and each Class B Finco Share would be exchanged for one Multiple Voting Share upon completion of the Business Combination.

In connection with the Finco Financing, the Agent was entitled to receive a cash commission of $26,525 and an advisory fee of $197,500 (collectively, the "Agent's Fees"). On closing of the Finco Financing, the Agent received payment of 50% of the Agent's Fees. The remaining 50% of the Agent's Fees will be paid to the Agent upon the satisfaction of the Escrow Release Conditions.

The Company intends to use the net proceeds of the Finco Financing principally to fund the general working capital of the Company. See "- Available Funds and Principal Purposes".

General Development of the Business - Three Year History

As Red Pine had no business or operations during any of its three most recently completed financial years, the following is a description of the general development of the business of Origination during each of its three most recently completed financial years, and references to the "Company" in this section shall mean Origination.

Financial Year Ended December 31, 2018

During 2018, the Company accomplished several important goals, including:

• key management team members joined the Company, including Mike McCoy, Bill Wicker, Chrystie Holmstrom and Reagan Brown;

• secured a meaningful lease position in and around the Giddings Field in Texas;

• drilled initial test well Fozzie 1H on the southwest corner of the lease position; and

• secured a contingent development capital commitment from an affiliate of Colony Capital.

Financial Year Ended December 31, 2019

During 2019, the Company accomplished several important goals, including:

• drilled an additional test well on the northwestern portion of our lease position called Beaker 1H;

• unlocked contingent development capital commitment;

• drilled Beaker 2H and 3H which are adjacent to Beaker 1H;

• started work on Gonzo 1H, 2H and 3H; and

• grew daily gross production from approximately 200 boe/day to approximately 1,200 boe/day.

Financial Year Ended December 31, 2020

During 2020, the Company accomplished several important goals, including:

• successfully drilled and completed seven wells in the Giddings Field;

• grew daily gross production from approximately 1,200 boe/day to approximately 5,000 boe/day;

• entered into a new credit facility with Goldman Sachs which is secured by producing oil and gas wells. The Goldman Sachs Facility is used to optimize the velocity of capital in the business and lower the overall the cost of capital. See "- Goldman Sachs Facility" below;

• refinanced the Company's previous development capital provided by Colony Capital through the Goldman Sachs Facility;

• navigated a period of prolonged low prices brought about by the COVID-19 pandemic. The Company shut down a substantial portion of its operations during Q1 and Q2 of 2020; and

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• secured several farm-in locations for no upfront capital, with drilling commenced and ongoing through 2021.

Goldman Sachs Facility

On December 22, 2020, AIP Borrower, LP ("AIP Borrower"), an indirect wholly-owned subsidiary of the Company, entered into a credit agreement (the "Goldman Sachs Facility") with Goldman Sachs Lending Partners LLC in an aggregate principal amount of US$43.3 million. The Goldman Sachs Facility is senior secured in priority and holds a first lien on the working interest of nine recently drilled horizontal wells. It matures in December of 2031 and accrues interest at LIBOR + 600bps with a 1% Libor floor. The Goldman Sachs Facility includes customary negative covenants, including, but not limited to, limitations on liens, indebtedness and making certain payments. The obligations of AIP Borrower are guaranteed by AIP Intermediate, LLC ("AIP Intermediate"), a wholly owned indirect subsidiary of the Company. Furthermore, under the terms of the Goldman Sachs Facility, the Company will have the opportunity to develop additional locations and then "drop" these locations down into AIP Borrower in exchange for incremental extensions of credit. The Goldman Sachs Facility can be scaled to as much as US$750 million.

Recent Developments

Shareholder Takeout

On March 5, 2021, the Company implemented an equity buy-back structure, under which a controlling unitholder exchanged 100% of their holdings (being 3,992,629 membership units of Origination, which represented approximately 23.4% of Origination's membership units at the time) along with a US$1,000,000 promissory note for asset-backed preferred instruments (each, a "Preferred Instrument") issued by AIP Holdco, LP (with a total of 23,500,000 Preferred Instruments issued). The Company redeemed 6,670,000 Preferred Instruments on May 1, 2021 so that 16,830,000 Preferred Instruments are outstanding as of the date of this Application.

The 16,830,000 Preferred Instruments must be redeemed, at a price of US$1.00 per Preferred Instrument, by no later than March 5, 2024. However, the Company has the right at any time to cause AIP Holdco, LP to redeem the Preferred Instruments, in whole or in part, at escalating prices over time, ranging from US$1.00 to US$1.35 per Preferred Instrument. While they are outstanding, the Preferred Instruments earn a fixed rate of return of 12% per annum, which increases to 17% following the occurrence of any event of default. The fixed rate of return can either be paid on a current basis or accrued. Accordingly, the Preferred Instruments can be paid down either at the maturity date of March 4, 2024 or prior to that date, in appropriate circumstances (i.e. there is sufficient cash flow from operations to support redemptions prior to the maturity date, which is the current expectation).

The Preferred Instruments are not convertible into shares of Alpine (being the resulting issuer after completion of the Business Combination) and have no governance rights. The Preferred Instruments are not secured obligations, and a default will only result in increased fixed rate of return. Following closing of the Business Combination, all determinations in respect of the Preferred Instruments, including in respect of redemption and whether the return will be paid or accrued, will be made by the Board.

Development Partnerships

The Company sponsors and manages development programs to participate in its drilling initiatives and accelerate its growth. Most of the Company's drilling programs are limited partnerships structured to minimize drilling risks on repeatable prospects and optimize tax advantages for private investors. At the commencement of operations, the Company assigns drilling rights for specified wells to an operating partnership.

During the first quarter of 2021, the Company formed a development partnership (the "First Development Partnership") with 13 limited partners (the "First Partnership LPs") and the Company as a limited partner and the general partner, which is US$21.8 million in total size. The First Development Partnership funded the drilling and completion of five wells, with the First Partnership LPs funding 60% and the Company funding 40%. A disproportionate split of cash distributions will be distributed to the First Partnership LPs until certain internal rates of returns or returns on investment thresholds are reached (generally 15%). Once the applicable thresholds are met, the interest in distributions will revert to the Company at 94%. The First Partnership LPs will also have a put right to effectively sell their remaining 6% interest for Subordinate Voting Shares or Multiple Voting Shares (see Item 5 - Description of the Business - The Business Combination) or cash, subject to the consent of the Company and certain other restrictions, for an amount calculated at the future net present values on oil and gas reserve estimates.

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During the second quarter of 2021, the Company formed an additional development partnership (the "Second Development Partnership") with 28 limited partners (the "Second Partnership LPs") and the Company as a limited partner and the general partner, which is US$35.2 million in total size. The Second Development Partnership is currently funding the drilling and completion of five wells, with the Second Partnership LPs funding 60% and the Company funding 40%. A disproportionate split of cash distributions will be distributed to the Second Partnership LPs until certain internal rates of returns or returns on investment thresholds are reached (generally 15%). Once the applicable thresholds are met, the interest in distributions will revert to the Company at 94%. The Second Partnership LPs will also have a put right to effectively sell their remaining 6% interest for Subordinate Voting Shares or Multiple Voting Shares (see Item 5 - Description of the Business - The Business Combination) or cash, subject to the consent of the Company and certain other restrictions, for an amount calculated at the future net present values on oil and gas reserve estimates.

Convertible Promissory Notes

Beginning on June 2, 2021, the Company issued a series of convertible promissory notes (the "Notes") to individuals in the aggregate principal amount of US$2.3 million with a maturity date of sixty (60) days from the date of issuance. Pursuant to the terms of the Notes, the Notes were convertible into membership units of the Company at a conversion rate of US$9.82 per membership unit at the option of the holders of the Notes or the Company. On July 2, 2021, the Company exercised its option to convert all the existing Notes into 234,216 membership units of the Company effective as of July 7, 2021.

The Business Combination and Finco Financing

See also Item 5 - Description of the Business - The Business Combination and Item 5 - Description of the Business

- The Finco Financing.

Alpine Capitalization

Following completion of the Business Combination, the Finco Financing, the transactions contemplated by the Business Combination Agreement and the payment of agent fees in connection with the Finco Financing, the Company will have cash in the amount of approximately US$15.6 million (see Item 5 - Description of the Business - Available Funds and Principal Purposes). See Item 20 - Agents, Sponsor or Advisor.

Pro forma Holdings of Alpine's Shares

		Total	Total Multiple	Total
		Subordinate	Voting Shares	Proportionate
	Number of	Voting Shares	Held	Voting Shares
	Holders	Held		Held

Red Pine Shareholders(1)	At least 150(2)	534,384	Nil	Nil
Finco
Financing	20	161,976	17,057	Nil
Shareholders(3)
Origination Members	123	1,427,421	297,397.83	Nil
Initial Holder	1	Nil	Nil	15,947.292
Total:	At least 250	2,123,781	314,454.83	15,947.292

Notes:

(1) Pursuant to the Business Combination, each existing holder of common shares of Red Pine prior to the Business Combination will receive one Subordinate Voting Share for every common share of Red Pine held, on a post-Consolidation basis.

(2) Red Pine was a publicly traded company on the TSXV until 2019, and the majority of its shares were held at the facilities of The Canadian Depository for Securities. The exact number of holders of Red Pine's common shares prior to the completion of the Business Combination is not determinable, although based on available information with respect to the distribution of Red Pine's common shares prior to the completion of the Business Combination, the Company believes they are widely held and has confirmed that at least 250 holders hold at least a board lot. Given the impact of the Consolidation on the number of outstanding Red Pine common shares, a significant shareholder of Red Pine arranged to sell a portion of his holdings so that there would be at least 100 additional holders of Subordinate Voting Shares, each holding at least a board lot, following completion of the Business Combination.

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(3) Subordinate Voting Subscription Receipts and Multiple Voting Subscription Receipts issued under the Finco Financing are convertible into Class A Finco Shares and Class B Finco Shares, respectively, following the satisfaction of the Escrow Release Conditions. Each Class A Finco Share and each Class B Finco Share is automatically exchanged for one Subordinate Voting Share and one Multiple Voting Share, respectively, upon completion of the Business Combination pursuant to the Business Combination Agreement.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management as at the date of this Application, except as otherwise disclosed herein or except in the ordinary course of business.

Statement of Reserves Data and Other Oil and Gas Information

The Reserves Report attached to this Application as Schedule G is independent and presents estimates of the proved and probable petroleum reserves and the associated net present values before income taxes attributable to the properties of the Company as of December 31, 2020. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101.

A summary of the Reserves Report and the location of the Property are set out below.

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The Report on Reserves Data by McDaniel & Associates Consultants Ltd. and the Report of Management and the Sole Manager on Oil and Gas Disclosure are attached as Schedule H and I, respectively, to this Application.

Available Funds and Principal Purposes

Following completion of the Business Combination and the Finco Financing, the Company expects to have approximately US$41.6 million of available funds over the 18 month period following such completion, comprised of the following:

Available Funds	(US$)
Estimated working capital as of August 31, 2021(1)	(46.3) million
Finco Financing(2)	5.6 million
Debt capacity of First Development Partnership	15.0 million
Estimated cash flow(3)	67.3 million
TOTAL:	41.6 million

Notes:

(1) Includes the working capital of Origination, estimated to be US$(46.7) million, and the working capital of Red Pine, estimated to be US$0.4 million, with the working capital of Red Pine based on an exchange rate of $1.00 = US$0.7932 as of September 1, 2021. This also includes the cash on hand, which totals approximately US$15.6 million when aggregated with the net proceeds of the Finco Financing.

(2) Based on an exchange rate of $1.00 = US$0.7918 as of August 18, 2021, being the closing date of the Finco Financing. Represents gross proceeds of approximately US$5,934,008 ($7,494,327) from the Finco Financing and after deduction of the Agent's Fees of approximately US$177,383 ($224,025) and the Agent's expenses of approximately US$67,300 ($84,997).

(3) Refers to the amount of debt that is expected to be available, secured by the assets of the First Development Partnership.

(4) Estimate is based on the existing production of the Company's assets, factoring in changes in the number of wells and natural decline curves.

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 The expected principal purposes for which the available funds will be used are described below:

Use of Available Funds	(US$)
Development and drilling on the Property for next 18 months	18.0 million
General and administrative costs for next 18 months(1)	12.0 million
Unallocated working capital	11.6 million
TOTAL:	41.6 million

Note:

(1) Refer to the General and Administration Costs table below.

The Company estimates that its working capital will be sufficient to meet its committed development expenditures and general and administrative costs for the 18-month period following the Listing Date. General and administrative costs for the 18-month period following the Listing Date are comprised of the following:

General and Administrative Costs for 18 Month Period Following the Listing Date	(US$)
Management and director fees	9.0 million
Professional fees - legal, accounting and auditing	1.5 million
Shareholder communications	0.3 million
Transfer agent, regulatory and TSXV fees	0.4 million
Office, insurance, miscellaneous and travel	0.8 million
TOTAL:	12.0 million

The estimated development and drilling expenditures are based on actual local costs in Texas, United States. The proposed development budget will build upon the results of previous development and drilling programs and therefore can be modified to ensure drilling and sampling programs are optimally designed. If the drilling and sampling work proposed in the 18-month budget return significant results, then this will provide targets for follow-up drilling that will form the basis of future drilling activity.

Due to the nature of oil and gas development activities, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to Alpine. Accordingly, while Alpine anticipates that it will spend the funds available to it as stated herein, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent.

Item 6: Financings

Alpine's principal business, operated through Origination, will be the advancement and development of the Property located in Texas, United States. Beginning on June 2, 2021, the Company issued the Notes with an aggregate principal amount of US$2.3 million. See Item 5 - Description of the Business - General Development of the Business - Three Year History - Recent Developments - Convertible Promissory Notes for more details. On August 18, 2021, Finco completed the Finco Financing for aggregate gross proceeds of approximately $7.5 million. See Item 5 - Description of the Business - The Finco Financing for more details.

Upon completion of the Business Combination, Alpine will have cash in an amount of approximately US$15.6 million (see Item 5 - Description of the Business - Available Funds and Principal Purposes). Future development is expected to be financed through operating cash flow, additional development partnerships, and additional equity and/or debt financing or other financing methods deemed appropriate by management.

The Property development and drilling budget for 18 months following listing is approximately US$18 million. The budget is based on actual local costs in Texas, United States. The proposed development phases are dependent on results of previous programs and therefore can be modified to ensure drilling and sampling programs are optimally designed. If the drilling and sampling work proposed in the 18-month budget return significant results, then this will provide targets for follow-up drilling that will form the basis of future drilling activity.

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Business Objectives and Milestones

The Company is seeking to drill a minimum of three wells over the next one to two years. Based on future drilling activity, it also expects to grow its pace of development and operate a one to two rig program, with 10 to 20 wells brought on annually. Development will focus on existing and adjacent locations to the Company's existing wells. In addition to organic growth, the Company will opportunistically evaluate acquisition targets. Over a longer horizon of three to five years, the Company believes the opportunity exists to strategically expand beyond a one to two rig drilling program and to expand locations beyond the existing geographical area.

The Company expects to spend approximately US$18 million on drilling for the Property in the 18-month period following the Listing Date. If the drilling and sampling work proposed in the 18-month budget return positive results, then this will provide targets for follow-up drilling that will form the basis of future drilling activity.

Alpine's unallocated funds will be added to the working capital of Alpine and may be used for potential property acquisitions and, provided that the results of the current work programs are sufficiently positive, to fund additional work on its properties.

Although Alpine expects to expend the funds available to it as set out above, the amount actually expended for the purposes described above could vary significantly depending on, among other things, the price of crude oil and gas, unforeseen events, and Alpine's future operating and capital needs from time to time. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

Due to the nature of the business of oil and gas development, budgets are regularly reviewed with respect to both the success of the drilling program and other opportunities which may become available to Alpine. Accordingly, if continuing with the drilling program becomes inadvisable for any reason, Alpine may alter the recommended work program, or may make arrangements for the performance of all or any portion of such work by other persons or companies and may use any funds so diverted for the purpose of conducting work or examining other properties acquired by Alpine, although it has no present plans in this respect.

Item 7: Dividends and Other Distributions

The Company has never declared, nor paid, any dividends since its incorporation. Following the Listing, it is the current intention of the Board to consider the implementation of a policy of declaring a dividend, subject to the availability of cash flow. The Company's capital allocation strategy will look to distribute approximately 50% of available cash flow from operations through a combination of dividends and share repurchases. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, the Company's financial condition, current and anticipated cash requirements, tax considerations, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant and in the best interests of the Company. Dividends are not guaranteed. It is currently anticipated that cash dividends will be funded by the cash flows from operations generated by the Company but will ultimately depend on the Company's financial position at the relevant time.

Item 8: Management's Discussion and Analysis

The management's discussion and analysis of Red Pine for the year ended March 31, 2021 and for the three months ended June 30, 2021 are available on Red Pine's profile at www.sedar.com and are incorporated by reference into this Application. The management's discussion and analysis of Red Pine should be read in conjunction with the financial statements of Red Pine attached hereto as Schedule C.

The management's discussion and analysis of Origination for the year ended December 31, 2020 and for the six months ended June 30, 2021 are set forth in Schedules J and K to this Application, respectively, and should be read in conjunction with the financial statements of Origination attached hereto as Schedule D.

Item 9: Disclosure of Outstanding Security Data on Fully Diluted Basis

The Company is seeking to list the Subordinate Voting Shares on the TSXV. Following completion of the Business Combination, it is expected that there will be 2,123,781 Subordinate Voting Shares, 314,454.83 Multiple Voting Shares and 15,947.292 Proportionate Voting Shares issued and outstanding. Accordingly, it is expected that there will be 33,585,211 Subordinate Voting Shares outstanding on an as-converted basis following completion of the Business Combination.

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Item 10: Description of Securities To Be Listed

The following is a summary of the rights, privileges, restrictions and conditions which are attached to the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares.

Authorized Capital

The authorized capital of Alpine consists of (i) an unlimited number of Subordinate Voting Shares, of which 2,123,780 are expected to be issued and outstanding following completion of the Business Combination, (ii) an unlimited number of Multiple Voting Shares, of which 314,454.83 are expected to be issued and outstanding following completion of the Business Combination, and (iii) an unlimited number of Proportionate Voting Shares, of which 15,947.292 are expected to be issued and outstanding following completion of the Business Combination.

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays: (i) a dividend on the Multiple Voting Shares in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by one hundred (100); and (ii) a dividend on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with the holders of Multiple Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Multiple Voting Share divided by one hundred (100); and (ii) the amount of such distribution per Proportionate Voting Share.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Multiple Voting Shares

Holders of Multiple Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one hundred (100) votes per Multiple Voting Share held.

As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares and Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares and Proportionate Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

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Holders of Multiple Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends, out of any cash or property, pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share divided by one hundred (100).

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares, Subordinate Voting Shares and Proportionate Voting Shares (on an as-converted basis, assuming conversion of all Multiple Voting Shares and Proportionate Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into one hundred (100) Subordinate Voting Shares. The ability to convert the Multiple Voting Shares is subject to a restriction that the aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3- 2(a) under the U.S. Exchange Act), may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares issued and outstanding after giving effect to such conversions.

Proportionate Voting Shares

Holders of Proportionate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one thousand (1,000) votes in respect of each Proportionate Voting Share held.

Proportionate Voting Shares are intended to provide Origination's founder, Mr. Craig Perry, with voting securities. The Proportionate Voting Shares are being subscribed for by Mr. Perry for an amount of cash equal to the fair market value of such Proportionate Voting Shares. The number of Proportionate Voting Shares subscribed for by Mr. Perry will have voting power approximately equivalent to his voting power in respect of Origination prior to completion of the Business Combination. As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Additionally, consent of the holders of a majority of the outstanding Proportionate Voting Shares will be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares will be entitled to such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

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In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Proportionate Voting Shares, be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Multiple Voting Share divided by one hundred (100).

No Proportionate Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Company's Board.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Each Proportionate Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Proportionate Voting Share on the date that the aggregate number of membership interests of Origination held by the holder of Proportionate Voting Shares together with its affiliates are reduced to a number which is less than seventy-five per cent (75%) of the aggregate number of membership interests of Origination held by such holder together with its affiliates on the date of completion of the Business Combination.

Coattail Provisions

As summarized below, the terms of the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares include take-over bid protective measures (i.e. coattail provisions).

Subordinate Voting Shares

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share; at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

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(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to the consideration offered per Proportionate Voting Share, each Subordinate Voting Share shall become convertible at the option of the holder into a Proportionate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Multiple Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Subordinate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Subordinate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Proportionate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Proportionate Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

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(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to the consideration offered per Subordinate Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into a Subordinate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which:

(i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Proportionate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

Description of Capital of Origination

Following completion of the Business Combination, the Initial Holder and certain executive employees will retain their membership units in Origination and enter into a tax receivable agreement with Blocker and Origination (the "Tax Receivable Agreement"). Blocker will be the sole manager of Origination and will have the exclusive right, power and authority to manage, control, administer and operate the business and affairs, and to make decisions regarding the undertaking and business, of Origination in accordance with the amended and restated limited liability company agreement of Origination, which shall become effective as of the Closing (the "A&R LLC Agreement"). Following the completion of the Business Combination, all outstanding Blocker Shares will be held by Alpine.

A&R LLC Agreement

The following is a summary of the material provisions set forth in the A&R LLC Agreement, which will amend, restate and supersede the existing limited liability company agreement of Origination in its entirety upon consummation of the Business Combination.

Origination will have perpetual existence and will continue as a limited liability company until and unless Origination is terminated or dissolved in accordance with the A&R LLC Agreement and the Delaware Limited Liability Company Act, as may be amended or restated from time to time (the "DLLCA").

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The principal purpose and business of Origination shall be to engage in any lawful act or activity for which a limited liability company may be organized under the DLLCA and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of Origination as set forth herein, including, but not limited to, operating in the oil and gas sector, which includes making and holding investments in equity and debt securities of oil and gas related businesses, and operating drilling, development and production activities with respect to oil and gas properties.

Blocker will be the sole manager of Origination and will manage all of Origination's operations and activities in accordance with the A&R LLC Agreement. Blocker has the capacity and authority to act as the manager of Origination.

Subject to the terms of the A&R LLC Agreement and the DLLCA, Blocker, in its capacity as the sole manager, will have the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Origination. Among other things, Blocker will have the ability to negotiate, execute and perform all agreements, conveyances or other instruments on behalf of Origination, and to mortgage, charge or otherwise create a security interest over any or all of the property of Origination or its subsidiaries, and to sell property subject to such a security interest.

The A&R LLC Agreement provides that, where Blocker is permitted or required to take any action or to make a decision in its "sole discretion", "discretion", with "complete discretion" or any other grant of similar authority and latitude under the A&R LLC Agreement in managing Origination's operations and activities, Blocker shall be entitled to consider only such interests and factors as it desires, including its own interests and shall, except as otherwise provided by non-waivable provisions of the DLLCA and applicable law, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Origination or the other Origination members.

Upon closing of the Business Combination, the capital of Origination shall initially consist of two classes of membership units: Class A Voting Units and Class B Non-Voting Units. The interest of Blocker is to be represented by Class A Voting Units, which shall not entitle Blocker to any exchange or redemption rights with respect to such Class A Voting Units. The interests of other members of Origination will be represented by Class B Non-Voting Units, pursuant to which all such other members shall be entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement.

When Alpine issues Subordinate Voting Shares, it may contribute all or a portion of the net proceeds to Blocker in exchange for additional Blocker Shares. Upon receipt of any such net proceeds from Alpine, Blocker will generally contribute such net proceeds to Origination as a capital contribution in exchange for additional Class A Voting Units. In the event that a new class of shares in the capital of Alpine is created, Blocker may create a corresponding new class of Origination membership units that has corresponding distribution rights to such new class of Alpine shares and will cause Origination to issue new units of such class to Blocker. Alpine may contribute all or a portion of the net proceeds from the issuance of any such shares to Blocker and Blocker, upon receipt of such proceeds, will generally contribute such net proceeds to Origination in exchange for such membership units of Origination.

If Alpine proposes to redeem, repurchase or otherwise acquire any Subordinate Voting Shares for cash, the A&R LLC Agreement requires that Blocker cause Origination to redeem a corresponding number of Class A Voting Units held by Blocker at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by Alpine (plus any expenses related thereto) and upon such other terms as are the same for the redemption by Alpine, and the A&R LLC Agreement further requires that Blocker, immediately prior to such redemption, repurchase or acquisition by Alpine, but immediately following the redemption by Origination, to redeem a corresponding number of Blocker Shares held by Alpine at an aggregate redemption price equal to the aggregate purchase or redemption price of the Subordinate Voting Shares being repurchased or redeemed by Alpine (plus any expenses related thereto) and upon such other terms as are the same for the redemption by Alpine.

In the event that any change is effected in the share capital of Alpine, Origination shall undertake all actions requested by Blocker, including a reclassification, distribution, division or recapitalization of the Class A Voting Units to maintain at all times the same ratios between the number of Subordinate Voting Shares, the number of Blocker Shares, and the number of Class A Voting Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Subordinate Voting Shares and Class A Voting Units.

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A holder of Class B Non-Voting Units will have the right to cause Origination to redeem its Class B Non-Voting Units. If a holder of Class B Non-Voting Units exercises its exchange right, Origination will repurchase for cancellation each such Class B Non-Voting Unit submitted for exchange in consideration for either one Subordinate Voting Share or a cash amount equal to the cash settlement amount applicable to such Class B Non-Voting Unit, as determined by Blocker in its sole discretion; provided that Blocker shall have the right to complete such exchange directly with the redeeming holder or may assign to Alpine its rights and obligations to effect an exchange directly with the redeeming holder.

Any holder that causes Origination to redeem its Class B Non-Voting Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of Code Sections 1445 and 1446, including the requirement that such holder provide to Origination a properly completed IRS Form W-9 or satisfy another exception as permitted within Code Sections 1445 and 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to fifteen percent (15%), in respect of Code Section 1445, or ten percent (10%), in respect of Code Section 1446, without duplication, of the fair market value of the Subordinate Voting Shares or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.

Except as described above, the A&R LLC Agreement authorizes Blocker to cause Origination to issue additional Class B Non-Voting Units and securities convertible or exchangeable into Class B Non-Voting Units on any terms and conditions of offering and sale as Blocker in its discretion may determine, including with respect to acquisitions by Origination of additional assets or equity interests in corporations, partnerships, limited liability companies and other entities and with respect to executive compensation. Unless otherwise determined by Blocker, no person or entity shall have preemptive, preferential or any other similar right with respect to the issuances of any interest in Origination.

Except as permitted by the A&R LLC Agreement, no holder of Class B Non-Voting Units may transfer any interest in such Class B Non-Voting Units. The A&R LLC Agreement permits a transfer of Class B Non-Voting Units pursuant to (i) the prior written approval of Blocker, (ii) the exercise of exchange or redemption rights as provided in the A&R LLC Agreement by any holder of Class B Non-Voting Units, or (iii) certain other limited circumstances. Prior to transferring any Class B Non-Voting Units, the transferring holder of Class B Non-Voting Units will cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Class B Non-Voting Units in violation of any provision of the A&R LLC Agreement shall be void and Origination shall not record such transfer on its books or treat any purported transferee as the owner of such Class B Non-Voting Units for any purpose.

In no event shall any transfer of Class B Non-Voting Units be effective to the extent such transfer could, in the reasonable determination of Blocker:

• result in a violation of the United States Securities Act of 1933, as amended, or any other applicable federal, state or foreign laws;

• cause an assignment under the United States Investment Company Act of 1940, as amended;

• be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which Origination or Blocker is a party; provided that the payee or creditor to whom Origination or Blocker owes such obligation is not an affiliate of Origination or Blocker;

• cause Origination to lose its status as a partnership for federal income tax purposes or, without limiting the generality of the foregoing, be effected on or through an "established securities market" or a "secondary market or the substantial equivalent thereof," as such terms are used in Section 1.7704-1 of United States Treasury Regulations;

• be a transfer to a person who is not legally competent or who has not achieved his or her majority under applicable law (excluding trusts for the benefit of minors);

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• cause Origination or any Origination member or Blocker to be treated as a fiduciary under the United States Employee Retirement Income Security Act of 1974, as amended;

• cause Origination (as determined by Blocker in its sole discretion) to be treated as a "publicly traded partnership" or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provision of the Code; or

• result in Origination having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations section 1.7704-1(h)(3)) in any taxable year.

Any holder that transfers its Class B Non-Voting Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of Code Sections 1445 and 1446, including the requirement that such holder provide to Origination a properly completed IRS Form W-9 or satisfy another exception as permitted within Code Sections 1445 and 1446, prior to the effective time of any such transfer, will generally be subject to U.S. withholding tax equal fifteen percent (15%), in respect of Code Section 1445, or to ten percent (10%), in respect of Code Section 1446, without duplication, of the fair market value of the consideration to be delivered to such holder pursuant to such redemption or exchange.

Each Origination member who is an individual, including those persons who become Origination members in connection with receiving any Class B Non-Voting Units, automatically and irrevocably will appoint Blocker, with full power of substitution, as that Origination member's agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the A&R LLC Agreement, the A&R LLC Agreement (or a joinder thereto), all instruments that Blocker deems appropriate or necessary to reflect any amendment, change, modification or restatement of the A&R LLC Agreement, all conveyances and other instruments or documents which Blocker deems appropriate or necessary to reflect the dissolution or liquidation of Origination pursuant to the terms of the A&R LLC Agreement, all instruments relating to the admission, withdrawal or substitution of an Origination member pursuant to the terms of the A&R LLC Agreement, and any other ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of Blocker, to evidence, confirm or ratify any vote, consent, approval, agreement, or other action made or given by the Origination members in accordance with the terms of the A&R LLC Agreement.

Following the issuance of the Class B Non-Voting Units to the Origination members pursuant to the adoption of the A&R LLC Agreement, the Origination members will not be required to make further contributions to Origination.

Neither Origination nor Blocker is liable for the return of any capital contribution made by an Origination member to Origination.

Subject to the provisions of the DLLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each Origination member for the debts, liabilities and obligations of Origination will be limited to the Origination member's capital contribution, plus the Origination member's share of any undistributed income of Origination; and (ii) following payment of an Origination member's capital contribution, such Origination member may be required to return amounts previously distributed to such Origination member in accordance with the DLLCA and the laws of the State of Delaware.

The A&R LLC Agreement states that an Origination member (in its capacity as an Origination member) does not have the authority or power to do any of the following:

• act for or on behalf of Origination;

• to do any act that would be binding upon Origination;

• make any expenditure on behalf of Origination;

• seek or obtain partition by court decree or operation of law of any Origination property; or

• own or use particular or individual assets of Origination.

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The A&R LLC Agreement provides that Origination will indemnify each Origination member for all liabilities incurred by the Origination member that arise solely by reason of such Origination member being a member of Origination.

Subject to the provisions set forth in the A&R LLC Agreement, Blocker will cause distributions to be made by Origination as follows: (i) "distributable cash" (as defined in the A&R LLC Agreement) or other funds or property legally available to the extent permitted by the DLLCA and applicable law, to the Origination members pro rata to each Origination member's proportionate ownership interest in Origination in amounts on terms as Blocker will determine, and (ii) not less than five business days prior to the due date of a U.S. federal income tax return for an individual calendar year taxpayer, cash in an amount equal to the excess of each Origination member's "assumed tax liability" (as defined in the A&R LLC Agreement) over distributions previously made to such Origination member with respect to each such taxable period.

In no case will Origination be required to make a distribution if such distribution would violate the DLLCA or any other applicable law.

The A&R LLC Agreement may be amended or modified by Blocker as determined to be necessary or advisable, in the sole discretion of Blocker, in connection with the adoption, implementation, modification or termination of certain equity plans by Alpine. Subject to the right of Blocker to amend the A&R LLC Agreement in connection with the adoption, implementation, modification or termination of certain equity plans by Alpine, unless otherwise specified in the A&R LLC Agreement that a specific amendment requires the approval or action of certain persons, the A&R LLC Agreement may only be amended with the consent of Blocker and Origination members holding a majority of the outstanding Class B Non-Voting Units.

Blocker shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of Origination (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by Origination) or the merger, consolidation, reorganization or other combination of Origination with or into another entity.

The Origination members intend that Origination be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each Origination member and Origination will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Origination will dissolve, and its affairs will be wound up, upon the occurrence of any of the following events:

• the decision of Blocker together with the holders of a majority of the then-outstanding Class A Voting Units entitled to vote to dissolve Origination;

• a dissolution of Origination under the DLLCA; or

• the entry of a decree of judicial dissolution of Origination under the DLLCA.

Except as otherwise provided in the A&R LLC Agreement, Origination is intended to have perpetual existence. The withdrawal of an Origination member shall not cause a dissolution of Origination and Origination shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.

Upon dissolution of Origination, the procedure is as follows:

• the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of Origination's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

• the liquidators shall cause the notice described in the DLLCA to be mailed to each known creditor of and claimant against Origination in the manner described thereunder;

• the liquidators shall pay, satisfy or discharge from Origination funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of Origination; and

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• all remaining assets of Origination shall be distributed to the Origination members in accordance with the terms of the A&R LLC Agreement by the end of the taxable year during which the liquidation of Origination occurs (or, if later, by ninety (90) days after the date of the liquidation), which shall constitute a complete return to the Origination members of their capital contributions to Origination, a complete distribution to the Origination members of their interest in Origination and all of Origination's property. To the extent that an Origination member returns funds to Origination, it has no claim against any other Origination member for those funds.

Blocker may resign as the sole manager of Origination at any time by giving written notice to the Origination members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Origination members, and the acceptance of the resignation shall not be necessary to make it effective. The Origination members have no right under the A&R LLC Agreement to remove or replace Blocker as the sole manager of Origination. Vacancies in the position of manager occurring for any reason will be filled by Blocker (or, if Blocker has ceased to exist without any success or assign, then by the holders of a majority in interest of the voting shares of Blocker immediately prior to such cessation).

Under the A&R LLC Agreement, in most circumstances, Origination will indemnify and hold harmless any person to the fullest extent permitted under the DLLCA, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Origination to provide broader indemnification rights than Origination is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person's affiliates) by reason of the fact that such person is or was an Origination member or is or was serving at the request of Origination as the manager, an officer, an employee or another agent of Origination or is or was serving at the request of Origination as a manager, member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no such person shall be indemnified for actions against Origination, the Manager or Managers or any other Origination members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of Origination, or, with respect to any criminal action or proceeding other than by or in the right of Origination, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which Origination is a party.

Expenses, including attorneys' fees, incurred by any such person in defending a proceeding, shall be paid by Origination as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Origination.

Origination shall keep, or cause to be kept, appropriate books and records with respect to Origination's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided to each person who was an Origination member during each fiscal year of Origination as is reasonably necessary for the preparation of such person's U.S. federal and applicable state income tax returns.

All decisions to make or refrain from making any tax elections will be determined by Blocker. Blocker is authorized to represent Origination, at Origination's expense, in connection with all examinations of Origination's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Origination member agrees to cooperate with Blocker and to do or refrain from doing any or all things with regard to all things reasonably required by Blocker to conduct such proceedings. Blocker shall keep all Origination members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Origination members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.

Tax Receivable Agreement

In connection with the Business Combination, Blocker will enter into a tax receivable agreement with Origination and the Initial Holder and certain executive employees (the "Tax Receivable Agreement"). Blocker expects to obtain an increase in its share of the tax basis of the assets of Origination when an Origination member receives cash or Subordinate Voting Shares in connection with a redemption or taxable exchange of such Origination member's Class B Non-Voting Units in Origination for Subordinate Voting Shares or cash (such basis increase, the "Basis Adjustments").

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The Tax Receivable Agreement provides for the payment by Blocker to Origination members of 85% of the amount of tax benefits, if any, that Blocker actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above, including increases in the tax basis of the assets of Origination arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement.

The actual Basis Adjustments, as well as any amounts paid to the Origination members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

• the timing of any subsequent redemptions or exchanges - for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Blocker at the time of each redemption or exchange;

• the price of Subordinate Voting Shares at the time of redemptions or exchanges - the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of Subordinate Voting Shares at the time of each redemption or exchange;

• the extent to which such redemptions or exchanges are taxable - if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

• the amount and timing of Blocker income - the Tax Receivable Agreement generally will require Blocker to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Blocker does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that if: (i) Blocker materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur; or (iii) Blocker elects an early termination of the Tax Receivable Agreement, then Blocker's obligations, or its successor's obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that Blocker would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. As a result: (i) Blocker could be required to make cash payments that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement; and (ii) if Blocker elects to terminate it will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits.

Origination intends to treat such acquisition of Origination membership units as a direct purchase by Origination of Origination membership units from an Origination member for U.S. federal income and other applicable tax purposes, regardless of whether such Origination membership units surrendered by an Origination member to Origination, Blocker or Alpine upon the exercise by Blocker of its election to acquire such Origination membership units directly or the exercise by Blocker to assign its rights to acquire such Origination membership units directly to Alpine. Basis Adjustments may have the effect of reducing the amounts that Blocker may otherwise owe in the future to various tax authorities.

In its capacity as the sole manager of Origination, Blocker will ensure that Origination will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each taxable year in which a redemption or exchange of Origination membership units for Subordinate Voting Shares or cash occurs.

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To the extent any Origination member sells, exchanges, distributes, or otherwise transfers Origination membership units to any person, the Origination member shall have the option to assign to the transferee of such Origination membership units its rights under the Tax Receivable Agreement with respect to such transferred Origination membership units. If an Origination member transfers Origination membership units, but does not assign to the transferee of such Origination membership units its rights under the Tax Receivable Agreement with respect to such transferred Origination membership units, such Origination member shall continue to be entitled to receive the tax benefit payments arising in respect of a subsequent exchange of such Origination membership units for Subordinate Voting Shares.

The payment obligations under the Tax Receivable Agreement are obligations of Blocker and not of Alpine or Origination. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by Blocker to Origination members under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Blocker (or to Alpine or Origination) and, to the extent that Blocker is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Blocker.

Within 75 calendar days after the filing of the U.S. federal income tax return of Blocker (or, if Blocker becomes a member of an affiliated or consolidated group of corporations that files a consolidated U.S. federal income tax return pursuant to Section 1501 of the Code or any provision of U.S. state or local law, then such consolidated U.S. federal income tax return) for any taxable year in which there is a taxable benefit or detriment is realized, Blocker shall provide to the Origination member a schedule showing, in reasonable detail, the calculation of the realized tax benefit or detriment, as applicable, for such taxable year (the "Tax Benefit Schedule"). Within fifteen business days following the date on which each Tax Benefit Schedule becomes final in accordance with the terms of the Tax Receivable Agreement, Blocker shall pay to each relevant Origination member the tax benefit payment as determined, as applicable. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest until such payments are made, including any late payments that Blocker may subsequently make because Blocker did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

Alpine Support Agreement

Following completion of the Business Combination, holders of Class B Non-Voting Units in Origination shall be granted redemption and exchange rights by Alpine to permit the future redemption or exchange of the Class B Non- Voting Units they hold for Subordinate Voting Shares or cash pursuant to the Alpine Support Agreement.

Alpine, Blocker and Origination will enter into the Alpine Support Agreement, pursuant to which Alpine will agree that, so long as any Class B Non-Voting Unit not owned by Blocker are outstanding, Alpine shall:

• take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Alpine, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of Class B Non-Voting Units by a holder thereof upon a redemption or exchange of such Class B Non-Voting Units by Alpine and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Alpine to cause to be delivered Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Class B Non-Voting Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Class B Non-Voting Units (if any); and

• take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Blocker, if it elects to effect a redemption or exchange of the Class B Non-Voting Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption or exchange of the Class B Non-Voting Units by a holder thereof.

The Alpine Support Agreement will provide that in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to Subordinate Voting Shares is proposed by Alpine or is proposed to Alpine or its shareholders and is recommended to the Board of Alpine, or is otherwise effected or to be effected with the consent or approval of the Board of Alpine, and the Class B Non-Voting Units are not redeemed by Blocker or purchased by Blocker or Alpine pursuant to the terms of the A&R LLC Agreement, Alpine will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Class B Non-Voting Units (other than Blocker) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, Alpine will use its reasonable efforts in good faith to ensure that holders of Class B Non-Voting Units may participate in each such offer.

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The Alpine Support Agreement will provide that while any Class B Non-Voting Units (or other rights pursuant to which Class B Non-Voting Units may be acquired upon the exercise thereof) which are redeemable or exchangeable for Subordinate Voting Shares, other than Class B Non-Voting Units held by Blocker, are outstanding, Alpine will make available such number of Subordinate Voting Shares (or other shares or securities into which Subordinate Voting Shares may be reclassified or changed) without duplication sufficient to satisfy the issuance of Subordinate Voting Shares upon redemption of all currently outstanding Class B Non-Voting Units or such Class B Non-Voting Units which may be issuable upon the exercise of all rights to acquire such Class B Non-Voting Units, in addition to any additional Subordinate Voting Shares as may be required to enable and permit Alpine to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement and under any other security or commitment pursuant to which Alpine may be required to deliver Subordinate Voting Shares to any person.

Item 11: Consolidated Capitalization

Consolidated Capitalization

Other than in connection with the Business Combination, the completion of the Finco Financing and Escrow Release Conditions, and as disclosed in Item 13 - Prior Sales, there have not been any material changes in the share and loan capital of the Company since June 30, 2021. The following table and the notes thereto set forth the consolidated capitalization of the Company as of June 30, 2021, both before and after giving pro forma effect to the Business Combination, the completion of the Finco Financing and Escrow Release Conditions, and the transactions set forth in Item 13 - Prior Sales. This table should be read in conjunction with the financial statements included in Schedule C, D and E respectively, to this Application.

Designation of Security	Amount Authorized	Outstanding as at June 30, 2021 prior to giving effect to the Business Combination	Outstanding as at June 30, 2021 after giving effect to the Business Combination(2)
Subordinate Voting Shares	Unlimited	534,384(1)	2,123,781
Multiple Voting Shares	Unlimited	N/A	314,454.83
Proportionate Voting Shares	Unlimited	N/A	15,947.292

Notes:

(1) This represents the number of common shares of Red Pine post-Consolidation.

(2) Assumes 161,976 Subordinate Voting Shares and 17,057 Multiple Voting Shares issued pursuant to the automatic exchange of the Subscription Receipts upon satisfaction of the Escrow Release Conditions.

Fully Diluted Share Capitalization

The following table sets forth the fully diluted share capital after giving effect to the Business Combination.

	Number of Underlying Subordinate Voting Shares	Percentage of Total Number After Giving Effect to the Business Combination	Percentage of Voting Rights After Giving Effect to the Business Combination
Subordinate Voting Shares	2,123,781	6.32%	4.29%
Multiple Voting Shares(1)	31,445,483	93.63%	63.50%

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	Number of Underlying Subordinate Voting Shares	Percentage of Total Number After Giving Effect to the Business Combination	Percentage of Voting Rights After Giving Effect to the Business Combination
Proportionate Voting Shares(2)	15,947	0.05%	32.21%
TOTAL	33,585,211	100%	100%
Securities Reserved for Future Issue:
Reserved for issuance upon exercise of Options(3)	2,834,288	N/A
Reserved for issuance upon exercise of RSUs(3)	892,580	N/A
Reserved for issuance upon exercise of DSUs(3)	146,789	N/A
Reserved for issuance upon conversion of Class B Non- Voting Units(4)	16,168,422	N/A
TOTAL	20,042,079	N/A

Notes:

(1) Each Multiple Voting Share is convertible into 100 Subordinate Voting Shares and entitled to 100 votes. See Item 10 - Description of Securities To Be Listed - Multiple Voting Shares.

(2) Each Proportionate Voting Share is convertible into one Subordinate Voting Share and entitled to 1,000 votes. See Item 10 - Description of Securities To Be Listed - Proportionate Voting Shares.

(3) It is anticipated that the Board will grant an aggregate of 2,834,288 Options to purchase Subordinate Voting Shares (or Multiple Voting Shares, in multiples of 100, as applicable) to certain officers, directors and advisors on the tenth trading day after the Listing Date. It is also anticipated that the Board will grant a number of RSUs and DSUs, which shall be redeemable for Subordinate Voting Shares (or Multiple Voting Shares, in multiples of 100, as applicable) to certain officers and directors on the tenth trading day after the Listing Date. See Item 17

- Executive Compensation.

(4) Each Class B Non-Voting Unit may be redeemed for one Subordinate Voting Share. See Item 10 - Description of Securities To Be Listed - Description of Capital of Origination.

Item 12: Stock Option Plan

The Board has adopted the Equity Incentive Plan and DSU Plan. A copy of the Equity Incentive Plan and the DSU Plan is set out in Schedule A and B to this Application, respectively. Each of the Equity Incentive Plan and DSU Plan was approved by the disinterested shareholders of the Company at the Meeting.

Summary of the Equity Incentive Plan

The principal features of the Equity Incentive Plan are summarized below.

Purpose

The purpose of the Equity Incentive Plan will be to enable the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors, independent contractors and directors capable of assuring the future success of the Company, (ii) to offer such persons incentives to put forth maximum efforts, and (iii) to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and shareholders.

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The Equity Incentive Plan permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") (collectively, "Options"), (ii) stock appreciation rights ("SARs"), (iii) restricted stock awards; (iv) restricted stock units ("RSUs"), (v) performance awards and (vi) dividend equivalents, which are referred to herein collectively as "Awards," as more fully described below.

Eligibility

Any of the Company's employees, officers, directors, consultants, independent contractors and advisors (who are natural persons), are eligible to participate in the Equity Incentive Plan if selected by the Compensation Committee of the Company (the "Participants"). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee based on the nature of the services rendered by the respective Participants, their present and potential contributions to the success of the Company and/or such other factors as the Compensation Committee, in its discretion, shall deem relevant, and therefore cannot be determined in advance.

An ISO may only be granted to full-time or part-time employees (which includes, without limitation, officers and directors who are also employees), and an ISO shall not be granted to an employee of an affiliate of the Company unless such affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Shares Available for Awards

The maximum number of Subordinate Voting Shares that may be issued under all Awards under the Equity Incentive Plan shall be such number of Subordinate Voting Shares as is equal to approximately 18.5% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares issuable on conversion of outstanding Multiple Voting Shares and Proportionate Voting Shares) upon completion of the Business Combination, subject to adjustment as provided in the Equity Incentive Plan. Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued in respect of Awards that are not Options under the Equity Incentive Plan shall be such number of Subordinate Voting Shares as is equal to approximately 5% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares issuable on conversion of outstanding Multiple Voting Shares and Proportionate Voting Shares) upon completion of the Business Combination. Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan.

If, and so long as, the Company is listed on the TSXV, the aggregate Award or Awards granted to (i) any one person in any one-year period shall not exceed 5% of the total number of Subordinate Voting Shares outstanding at the date of grant, and (ii) any consultant (as defined in the TSXV policies) in any one-year period shall not exceed 2% of the total number of Subordinate Voting Shares outstanding at the date of grant. Options are the only Awards that may be granted to persons retained to provide investor relations activities (as defined in the TSXV policies) and the aggregate number of Options granted shall not exceed 2% of the total number of Subordinate Voting Shares in any one-year period, calculated at the date of such grant, and any Options must vest in stages of a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period. The foregoing Award limitations shall apply to the aggregate Award or Awards granted to Participants, even if such Awards do not entitle the holder thereof to receive or purchase Subordinate Voting Shares and such Awards are not counted against the aggregate number of Subordinate Voting Shares available for Awards under the Equity Incentive Plan.

For the purposes of the Equity Incentive Plan, references to the number of outstanding Subordinate Voting Shares include the number of Subordinate Voting Shares issuable on conversion of all outstanding Multiple Voting Shares and Proportionate Voting Shares.

In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Subordinate Voting Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to purchase Subordinate Voting Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, then the Compensation Committee shall, in such manner as it may deem equitable, without the receipt of consideration by the Company, adjust any or all of (i) the number and type of shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of shares (or other securities or other property) subject to outstanding Awards, and (iii) the purchase price or exercise price with respect to any Award; provided, however, that the number of shares covered by any Award or to which such Award relates shall always be a whole number.

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Awards

Options

The Compensation Committee is authorized to grant Options to purchase Subordinate Voting Shares or Multiple Voting Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Equity Incentive Plan, unless, in respect of Participants who are not residents of Canada for purposes of the Income Tax Act (Canada) and not subject to taxation under the Income Tax Act (Canada) with respect to such Option, the Compensation Committee determines otherwise in the case of an Option granted in substitution for another Option in connection with a corporate transaction, the exercise price of the Options will not be less than the fair market value (as determined under the Equity Incentive Plan) of the Subordinate Voting Shares (or Multiple Voting Shares, if applicable) at the time of grant. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant, provided, however, that any Options held by a Participant who ceases to be an eligible person must only be exercisable to the extent that the Options are entitled to be exercised and only for a reasonable period following the date that the Participant ceases to be in such role as determined by the Compensation Committee and which shall not exceed 12 months. Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a trading blackout period imposed by the Company (a "Blackout Period"), and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company's securities, then, except with respect to ISOs the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period.

Additional provisions set forth in the Equity Incentive Plan shall apply to the grant of ISOs, including but not limited to with respect to the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs during the term of the Equity Incentive Plan, which shall not exceed such number of Subordinate Voting Shares as is equal to approximately 10% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares issuable on conversion of outstanding Multiple Voting Shares and Proportionate Voting Shares) upon completion of the Business Combination.

Payment in respect of the exercise of an Option may be made in cash, Subordinate Voting Shares (actually or by attestation), other securities, other Awards or other property, or any combination thereof (at their fair market value on the date of exercise), provided, however, that if, and so long as, cashless exercises are not permitted by the policies of the TSXV, the only method and form of payment of the exercise price shall be cash, bank draft or certified cheque. Additional minimum provisions set forth in the Equity Incentive Plan shall apply to awards granted to California participants if such award is granted in reliance on Section 25102(o) of the California Corporations Code.

Stock Appreciation Rights

An SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares or Multiple Voting Shares, as applicable, from the date of the grant of the SAR and the date of exercise. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR. If, and so long as, the Company is listed on the TSXV all SARs shall be settled in cash.

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Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares or Multiple Voting Shares, as applicable, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee will determine the price, if any, to be paid by the Participant for each Subordinate Voting Share or Multiple Voting Share, as applicable, subject to a restricted stock award. The Compensation Committee may condition the expiration of the restriction period, if any, upon: (i) the Participant's continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Compensation Committee; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant's termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

RSUs

RSUs are granted in reference to a specified number of Subordinate Voting Shares or Multiple Voting Shares, as applicable, and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee, after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share or Multiple Voting Share for each such Subordinate Voting Share or Multiple Voting Share, as applicable, covered by the RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part Subordinate Voting Shares or Multiple Voting Shares in lieu of delivering only Subordinate Voting Shares or Multiple Voting Shares, as applicable. The Compensation Committee may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant's termination of service with the Company, the unvested portion of the RSUs will be forfeited.

Performance Awards

A performance award granted under the Equity Incentive Plan (i) may be denominated or payable in cash, Subordinate Voting Shares or Multiple Voting Shares (including, without limitation, restricted stock and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish.

Dividend Equivalents

Dividend equivalents will entitle Participants to receive payments (in cash, Subordinate Voting Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Company to holders of Subordinate Voting Shares, or Multiple Voting Shares or Proportionate Voting Shares, as applicable, with respect to a number of Subordinate Voting Shares determined by the Compensation Committee.

General

The Compensation Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Notwithstanding the foregoing, all Awards (whether vested or unvested, as applicable) shall terminate and expire within a maximum of 12 months after the Participant ceases to be an eligible person under the Equity Incentive Plan. Generally, Awards granted under the Equity Incentive Plan shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares or Multiple Voting Shares, as applicable, covered by Options, SARs, restricted stock awards, RSUs or other stock-based awards, unless and until such Awards are settled in Subordinate Voting Shares or Multiple Voting Shares, as applicable.

Listing Application - September 3, 2021	Page 36

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares or Multiple Voting Shares, as applicable, shall be issued, no certificates for Subordinate Voting Shares or Multiple Voting Shares, as applicable, shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The Company's Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Company's shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder's permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take- over bid or tender offer, repurchase or exchange of Subordinate Voting Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Company's Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

• termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights;

• replacement of the Award with other rights or property selected by the Compensation Committee or the Company's Board, in its sole discretion;

• assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

• that the Award shall be exercisable or payable or fully vested with respect to all Subordinate Voting Shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or

• that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Summary of the DSU Plan

The principal features of the DSU Plan are summarized below.

Purpose

The purpose of the DSU Plan is to strengthen the alignment of interests between the directors and the shareholders of the Company by linking a portion of annual compensation, as determined by the Compensation Committee from time to time, to the future value of the Subordinate Voting Shares. In addition, the DSU Plan will be adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and its affiliates, it being generally recognized that the DSU Plan aids in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Subordinate Voting Shares.

Listing Application - September 3, 2021	Page 37

Administration of the DSU Plan

Subject to regulatory requirements, the DSU Plan shall be administered by the Compensation Committee and the Compensation Committee shall have full discretionary authority to administer the DSU Plan including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee may deem necessary in order to comply with the requirements of the DSU Plan.

Eligibility

Only a person who is a director, or a member of the board of directors of any affiliate of the Company, and who, at the relevant time, is not otherwise an employee or a consultant of the Company or of any affiliate, is eligible to participate in the DSU Plan. The Compensation Committee shall from time to time determine the eligible directors to whom deferred share units (the "DSUs") shall be granted and the provisions and restrictions with respect to such grant, taking into consideration the present and potential contributions of and the services rendered by the particular director to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Maximum Number of Subordinate Voting Shares

The maximum number of DSUs and underlying Subordinate Voting Shares that may be granted under the DSU Plan is such number of Subordinate Voting Shares as is equal to approximately 1.5% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares issuable on conversion of outstanding Multiple Voting Shares and Proportionate Voting Shares) upon completion of the Business Combination. Additionally, if, and so long as the Company is listed on the TSXV, the maximum number of DSUs that may be granted under the DSU Plan to (i) any one eligible director, together with awards granted under any other share compensation arrangements, within any one year period shall be 5% of the total number of Subordinate Voting Shares outstanding at the date of grant, and (ii) subject to the receipt of disinterested shareholder approval (which was received at the Meeting), insiders, together with awards granted under any other share compensation arrangements, within any one year period shall be 10% of the total number of Subordinate Voting Shares at the date of grant. For the purposes of the DSU Plan, references to the number of outstanding Subordinate Voting Shares include the number of Subordinate Voting Shares issuable on conversion of all outstanding Multiple Voting Shares and Proportionate Voting Shares.

Grant of DSUs

Unless otherwise determined by the Compensation Committee in accordance with the terms of the DSU Plan, eligible directors will be issued on at least an annual basis that number of DSUs having a value equal to the portion (which may be expressed as a percentage or may equal 100%) of the director's remuneration payable to such director for the fiscal year (the "Entitlement"), as determined by the Board or the Compensation Committee from time to time. More specifically, the number of DSUs to be granted to an eligible director will be determined by dividing the Entitlement by the market value on the date of grant. For the purposes of the DSU Plan, "market value" of the Subordinate Voting Shares is determined, as of a particular date, as the last closing price of the Subordinate Voting Shares on the TSXV immediately prior to the date. Notwithstanding any of the foregoing, the Compensation Committee shall have the authority, subject to applicable securities laws and TSXV policies, to make any special grants of DSUs to eligible directors in such numbers, and at any time as the Compensation Committee may deem appropriate, including special DSU grants to new eligible directors appointed from time to time.

Subject to the absolute discretion of the Compensation Committee, in the event that a dividend (other than stock dividend) is declared and paid by the Company on Subordinate Voting Shares, the Compensation Committee may elect to credit each eligible director with additional DSUs. The number of such additional DSUs will be calculated by dividing (i) the total amount of the dividends that would have been paid to the eligible director if the DSUs outstanding in the eligible director's account on the dividend record date had been outstanding Subordinate Voting Shares (and the eligible director held no other Subordinate Voting Shares), by (ii) the market value of a Subordinate Voting Share on the date on which such dividends were paid by the Company.

Listing Application - September 3, 2021	Page 38

Payment of DSUs

As soon as practicable following the date on which the director ceases to be an eligible director (by resignation, death, incapacitation or otherwise), the Company shall (i) issue one previously unissued Subordinate Voting Share for each vested outstanding DSU held by such director on the termination date, or (ii) subject to the discretion of the Compensation Committee, an amount in cash equivalent to the number of outstanding DSUs held by such director multiplied by the market value on the termination date.

If there is a change of control of the Company that results in the termination of a director's directorship, all DSUs credited to such director shall immediately vest on the date of such change of control.

If the date on which the Company shall issue Subordinate Voting Shares to the eligible director occurs during a Blackout Period, the Company shall issue or deliver such Subordinate Voting Shares on or as soon as practicable after the 10th trading day following the end of the Blackout Period.

General

The Compensation Committee may, at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, provided that any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU grant prior to such amendment. Notwithstanding the foregoing, prior approval of the Company's shareholders (and disinterested shareholders, if applicable) will be required for any amendment of the DSU Plan that would require shareholder approval under the TSXV policies.

The Compensation Committee may decide to discontinue granting awards under the DSU Plan at any time in which case no further DSUs shall be awarded or credited.

Except as required by law, the rights of an eligible director under the DSU Plan cannot be assigned, transferred, sold, encumbered, pledged, mortgaged or charged. No holder of any DSUs shall have any rights as a shareholder of the Company at any time.

In the event there is any change in the Subordinate Voting Shares, whether by reason of a stock dividend, stock split, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Compensation Committee in the number of Subordinate Voting Shares subject to or underlying any DSUs.

However, if there is an increase in the number of Subordinate Voting Shares outstanding for any reason other than by reason of a stock dividend, stock split, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Subordinate Voting Shares or the issuance of Subordinate Voting Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Subordinate Voting Shares that an eligible director may receive and no adjustment to the number of Subordinate Voting Shares available under the DSU Plan.

Tax Withholding

The Company or any of its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any of its affiliates are required to withhold by any law or regulation of any governmental authority whatsoever.

Awards and DSUs

The Awards and DSUs expected to be granted to the directors and officers of Alpine pursuant to the Equity Incentive Plan and the DSU Plan, respectively, on or shortly after the Listing Date are set forth under Item 17 - Executive Compensation.

Item 13: Prior Sales

The following table sets forth the number and price at which securities of Red Pine, Origination and Finco have been sold within the 12-month period prior to the date of this Application.

Listing Application - September 3, 2021	Page 39

The information for Red Pine is presented on a pre-Consolidation basis. The information for Origination is presented on a pre-Recapitalization basis.

Date	Type of Security	Price per Security	Number of Securities	Reasons for Issuance
February 12, 2021	Common shares of Red Pine	$0.005	100,000,000	Non-brokered private placement
March 8, 2021	Membership units of Origination	US$9.82	1,098,085	Non-brokered private placement(1)
March 23, 2021	Membership units of Origination	US$9.82	75,000	Non-brokered private placement
May 4, 2021	Membership units of Origination	US$9.82	203,666	Property contribution
May 14, 2021	Membership units of Origination	US$9.82	152,749	Property contribution
May 31, 2021	Membership units of Origination	US$9.82	873,038	Key employee compensation
May 31, 2021	Membership units of Origination	US$9.82	50,916	Compensation for consulting services
June 2, 2021	Notes	US$2.3 million	N/A	Non-brokered private placement
July 7, 2021	Membership units of Origination	US$9.82	234,216	Conversion of Notes
August 18, 2021	Subscription Receipts	$4.01 per Subordinate Voting Subscription Receipt; $410.29 per Multiple Voting Subscription Receipt	161,976 Subordinate Voting Subscription Receipts 17,057 Multiple Voting Subscription Receipts	Finco Financing

Note:

(1) 353,868 membership units were issued in exchange for the retirement of US$3,475,000 in promissory notes. The remaining 744,217 membership units were issued for cash.

Item 14: Escrowed Securities and Securities Subject to Restriction on Transfer

Escrowed Securities

Upon completion of the Business Combination, the following securities of Alpine are expected to be held in escrow or subject to contractual restrictions on transfer:

Designation of Class	Number of Alpine Securities Subject to Escrow or Contractual Restrictions on Transfer	Percentage of Class (Basic)
Multiple Voting Shares to be received by former members of Origination	55,389.78(1)	17.6%
Proportionate Voting Shares to be received by the Initial Holder	15,947.292(2)	100%

Listing Application - September 3, 2021	Page 40

Notes:

(1) 55,389.78 Multiple Voting Shares will be held in escrow pursuant to the Alpine Escrow Agreement as described under "Alpine Escrow Agreement (Surplus Securities)" below. 47,302.92 of the 55,389.78 Multiple Voting Shares will also be subject to contractual restrictions on transfer entered into in favour of the Agent pursuant to the Agency Agreement in connection with the Finco Financing. Information regarding such contractual restrictions are provided under "Contractual Lock-Up Agreements" below.

(2) All of the Proportionate Voting Shares to be issued upon the completion of the Business Combination will be held in escrow pursuant to the Alpine Escrow Agreement as described under "Alpine Escrow Agreement (Surplus Securities)" below and subject to contractual restrictions on transfer entered into in favour of the Agent pursuant to the Agency Agreement in connection with the Finco Financing. Information regarding such contractual restrictions are provided under "Contractual Lock-Up Agreements" below.

Seed Share Resale Restrictions

An aggregate of 2,575.89 Multiple Voting Shares (0.8% of the total Multiple Voting Shares expected to be issued and outstanding upon completion of the Business Combination) held by two non-principal shareholders of Alpine will be subject to Seed Share Resale Restrictions ("SSRRs") pursuant to TSXV Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions. SSRRs are TSXV hold periods of various lengths which apply where seed shares are issued to non-principals by private companies in connection with the Business Combination. The terms of the SSRRs are based on the length of time such membership units of Origination have been held and the price at which such units were originally issued. All of the Multiple Voting Shares subject to SSRRs will be held in escrow pursuant to the Alpine Escrow Agreement, as described under "Alpine Escrow Agreement" below.

Alpine Escrow Agreement (Surplus Securities)

Pursuant to the policies of the TSXV, the following securities of the Company anticipated to be held by principals and non-principals of the Company are expected to be held in escrow after giving effect to the Business Combination:

Name and Municipality	Designation of Class	Number of Alpine Securities	Percentage of Class
Directors and Senior Officers of the Company	Multiple Voting Shares	55,389.78	17.6%
	Proportionate Voting Shares	15,947.292	100%
Non-Principal Shareholders of the Company	Multiple Voting Shares	2,575.89	0.8%

The surplus securities will be subject to an Alpine Escrow Agreement upon closing of the Business Combination among the certain shareholders of the Company and Odyssey Trust Company, as escrow agent, pursuant to the policies of the TSXV. Under the Alpine Escrow Agreement, the shares of the Company held in escrow will be released as follows:

• 5% of the securities will be released on the date of the Exchange Bulletin;

• 5% of the securities will be released 6 months from the date of the Exchange Bulletin;

• 10% of the securities will be released 12 months from the date of the Exchange Bulletin;

• 10% of the securities will be released 18 months from the date of the Exchange Bulletin;

• 15% of the securities will be released 24 months from the date of the Exchange Bulletin;

• 15% of the securities will be released 30 months from the date of the Exchange Bulletin; and

• 40% of the securities will be released 36 months from the date of the Exchange Bulletin.

The securities of the Company held in escrow pursuant to the Alpine Escrow Agreement may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided by the Alpine Escrow Agreement. The escrowed securities may be transferred within escrow to an individual who is a director or senior officer of the Company or a material operating subsidiary of the Company, provided that certain requirements of the TSXV are met, including that the new proposed transferee agrees to be bound by the terms of the Alpine Escrow Agreement. In the event of the bankruptcy of a holder of the escrowed securities, the escrowed securities held by such holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such escrowed securities provided that certain prescribed TSXV requirements are met.

Listing Application - September 3, 2021	Page 41

Other than as disclosed above, no other securities of the Company are held in escrow or are anticipated to be held in escrow.

Contractual Lock-Up Agreements

In connection with the Finco Financing, the Agent required that each director and officer of Origination enter into lock-up agreements in favour of the Agent, pursuant to which each such individual agreed that, commencing on the date of the closing of the Finco Financing and ending on the date that is 180 days following the closing date of the Finco Financing, subject to certain limited exceptions, such persons will not, without the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed), directly or indirectly offer, sell, contract to sell, lend, swap, transfer, pledge or enter into any other agreement to transfer the economic consequences of or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or monetize the economic value of, any securities of Origination or Alpine whether owned as of the date of the lock-up agreements or thereafter acquired, owned directly, indirectly, or beneficially by such persons or under control or direction of such persons, or under control or direction of such persons, regardless of whether any such arrangement is to be settled by the delivery of securities of Origination or Alpine, securities of another person, cash or otherwise

Item 15: Principal Securityholders

To the knowledge of the Company, there are no persons who will, immediately following the completion of the Business Combination, directly or indirectly, own or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below.

Name	No. of Proportionate Voting Shares Owned or Controlled	Percentage of Voting Rights
Craig Perry	15,947.292	32.21%

Item 16: Directors and Executive Officers

Name, Address and Occupation

The names, province or state of residence, positions with the Company and the principal occupations of the persons who will serve as directors and executive officers of the Company after giving effect to the Business Combination are set out below, together with their pro forma holdings of the Subordinate Voting Shares on an as-converted basis.

Name, Position, and Province or State and Country of Residence	Principal occupation (for last 5 years)	Pro Forma Holdings of Subordinate Voting Shares (as-converted)(1)
Craig Perry(3) Chief Executive Officer, Chairman of the Board Nashville, Tennessee, USA	President and Chief Executive Officer of Origination (June 2018 to present); Chief Executive Officer of TLT Group (June 2015 to 2018)	15,947 (0.05%)
Darren Moulds Chief Financial Officer	Interim Chief Financial Officer of Origination (March 2021 to present); Chief Financial Officer of PetroPhoenix	Nil
Calgary, Alberta, Canada	Capital, Inc. (May 2017 to February 2021); Chief Financial Officer of Sonoro Energy, Ltd. (May 2014 to May 2017; Chief Financial Officer of Horizon Petroleum, Ltd. (November 2014 to November 2016)

Listing Application - September 3, 2021	Page 42

Name, Position, and Province or State and Country of Residence	Principal occupation (for last 5 years)	Pro Forma Holdings of Subordinate Voting Shares (as-converted)(1)
Michael McCoy Chief Operating Officer Spring, Texas, USA	Chief Operating Officer of Origination (May 2018 to present); Managing Partner of Emergency Site Protection (January 2010 to May 2018)	541,947 (1.61%)
William Wicker Chief Investment Officer Houston, Texas, USA	Chief Investment Officer of Origination (January 2018 to present); Analyst for Panning Capital (January 2014 to December 2017)	633,597 (1.89%)
Chrystie Holmstrom Chief Legal Officer and Corporate Secretary Nashville, Tennessee, USA	Chief Legal Officer of Origination (July 2018 to present); Family Counsel, Corporate Counsel, General Counsel for Ziff Brothers Investments (October 2009 to June 2018)	239,025 (0.71%)
Reagan Brown Chief Administrative Officer Nashville, Tennessee, USA	Chief Administrative Officer of Origination (April 2018 to present); Senior Vice President of GoNoodle (October 2012 to March 2018)	673,059 (2.00%)
Darren Tangen(4) Director Los Angeles, California, USA	President and Chief Financial Officer of Colony Capital, Inc. (August 2002 to April 2020)	614,076 (1.83%)
Stephen Schaefer(2)(3)(4)(5) Director Stuart, Florida, USA	Founder of Schaefer Advisory (January 2017 to present); Member of board of directors of Just Energy, GenOn Holdings and TexGen Power	1,066,236 (3.17%)
Porter Collins(5) Director Darien, Connecticut, USA	Portfolio Manager at Seawolf Capital (June 2011 to August 2017); Portfolio Manager at Citadel Hedge Fund Services (September 2017 to February 2019)	962,352 (2.87%)
Agenia Clark(2)(3)(4)(5) Director Brentwood, Tennessee	President and Chief Executive Officer of Girl Scouts of Middle Tennessee (April 2004 to present)	Nil

Notes:

(1) Assuming 33,585,211 Subordinate Voting Shares (on an as-converted basis) will be issued and outstanding immediately following the completion of the Business Combination and does not include any compensation securities, which are expected to be awarded shortly after the Listing Date.

(2) Will be considered independent within the meaning of National Instrument 52 - Audit Committees.

(3) Member of the Compensation Committee.

(4) Member of the Audit Committee.

(5) Member of the Board's Corporate Governance and Nominating Committee.

As a group, the directors and officers of the Company will hold approximately 4,746,239 Subordinate Voting Shares (on an as-converted basis), representing approximately 14.13% of all issued and outstanding voting securities of the Company.

Listing Application - September 3, 2021	Page 43

Director and Officer Biographies

Craig Perry, Chief Executive Officer and Chairman (Age: 42)

Mr. Perry is currently the Chief Executive Officer of Origination. Mr. Perry has experience as both an operator and investor across a variety of industries including energy, real estate and retail. Mr. Perry is an owner of Cortland Partners, a multifamily real estate company. Mr. Perry has held senior investment roles at Panning Capital, Sabretooth Capital, Swiss Re and Credit Suisse with a focus on equities and distressed credit. He has previously served as a board member for Brookfield's DTLA Office Trust and Cortland Partners. Mr. Perry graduated summa cum laude from Princeton University with an A.B. in Economics.

Darren Moulds, Chief Financial Officer (Age: 45)

Mr. Moulds is a senior financial professional with extensive experience in the international oil and gas sector. His past endeavors include holding CFO and officer level positions with multiple junior international oil and gas companies and six years with PricewaterhouseCoopers LLP. His previous experience and extensive knowledge of accounting, finance, and capital markets will complement the efforts of Alpine. Mr. Moulds graduated from the University of Saskatchewan with a B.A. in Commerce.

Michael McCoy, Chief Operating Officer (Age: 60)

Mr. McCoy is currently the Chief Operating Officer of Origination. He has 35 years of domestic and international upstream experience and is a petroleum engineer with an extensive background in drilling, completions, production, and reservoir engineering. Mr. McCoy is a recognized expert in hydraulic fracturing. Prior to joining Origination, he was a founder and Managing Member of Emergency Site Protection, LLC. Before founding Emergency Site Protection, Mr. McCoy was a senior partner at Ely & Associates and Senior Vice President and COO of South Texas Consolidated Energy. Prior to this, he served as Senior Vice President and COO of Momentum Production, Inc. From 1993 to 2006, Mr. McCoy was a senior petroleum engineer for Maersk Oil. He is an active member in the Society of Petroleum Engineers and is a registered professional engineer in the state of Texas. He is also a 1983 graduate of Texas A&M University with a B.S. in Petroleum Engineering.

William Wicker, Chief Investment Officer (Age: 40)

Mr. Wicker is currently the Chief Investment Officer of Origination. Prior to that, Mr. Wicker was a Senior Analyst at Panning Capital specializing in energy. Before that, he worked in Distressed Trading at JPMorgan as a desk analyst. Earlier in his career, Mr. Wicker was an investment banking Analyst at Goldman Sachs in the Financial Institutions Group. Mr. Wicker holds a B.A. in Philosophy from Yale University, an MSC in Sociology from Oxford University and an M.B.A. from Stanford Graduate School of Business.

Chrystie Holmstrom, Chief Legal Officer and Corporate Secretary (Age: 44)

Ms. Holmstrom is currently the Chief Legal Officer and Corporate Secretary of Origination. She has over 15 years of legal experience, first as a corporate associate at the New York law firm of Cravath, Swaine and Moore LLP and later as an in-house attorney at Ziff Brothers Investments, a private family investment company based in New York City. Ms. Holmstrom holds a B.A. in English from Yale College, a B.A. in Economics from the University of Cambridge and a J.D. from Harvard Law School.

Reagan Brown, Chief Administrative Officer (Age: 45)

Mr. Brown is currently the Chief Administrative Office of Origination. He has over 15 years of management and operating experience at Fortune 500, middle market and early-stage companies. He started his career in the Mergers

& Acquisitions Group at Banc of America Securities. Mr. Brown holds a BBA in Finance from Southern Methodist University and an M.B.A. from the Darden School at The University of Virginia.

Darren Tangen, Director (Age: 50)

Mr. Tangen has three decades of real estate, finance and investment experience as the former President and Chief Financial Officer of Colony Capital, Inc. (NYSE:CLNY). At Colony, he led the formation and successful growth of numerous businesses including its opportunistic credit business (Colony Financial, Inc.), single family homes for rent, and light industrial real estate platforms. Mr. Tangen holds a B.Com. from McGill University and MBA from The Wharton School (University of Pennsylvania).

Listing Application - September 3, 2021	Page 44

Stephen Schaefer, Director (Age: 57)

Mr. Schaefer has over three decades of energy, investment and private equity experience. He serves on the board of GenOn Holdings, and TexGen Power, where he is chairman of the board. He is also a member of the board of directors of Just Energy Group Inc., where he is the chairman of the audit committee. Previously, Mr. Schaefer was a partner at Riverstone Holdings, where he was primarily responsible for power and renewable energy investing. He is Chartered Financial Analyst and received his B.S., magna cum laude in Finance and Accounting from Northeastern University in 1987.

Porter Collins, Director (Age: 46)

Mr. Collins is co-founder and portfolio manager of Seawolf Capital LLC, an equity hedge fund. Prior to Seawolf, he was senior analyst and a partner of the FrontPoint Financial Services Fund, which was profiled in Michael Lewis's book "The Big Short". Earlier in his career, Mr. Collins was a financial services analyst and a retail/consumer analyst at Chilton Investment Co., Inc. and an analyst at Goldman Sachs. Mr. Collins is a member of the Board of the Emily Hall Tremaine Foundation, the Board of Directors of the National Rowing Foundation and the Board of Stewards of Power Ten New York, Inc. Mr. Collins was a member of the U.S. Olympic rowing team in 1996 and 2000 and earned an A.B. from Brown University.

Agenia Clark, Director (Age: 62)

Dr. Clark has more than 10 years of experience serving on corporate boards. She's currently the Chair of the Risk Committee for FirstBank Holdings (NYSE:FBK) and is the former Chair, Compensation Committee. Additionally, Dr. Clark was a founding director for Avenue Bank Holdings (NASDAQ:AVNU), when the bank started as a private holding company, pre-IPO and was later acquired and merged with another Nashville community bank. Dr. Clark is currently a trustee for Simmons University (Boston, MA) and a trustee for the Ayers Foundation. She has been recognized as one of Nashville's most influential leaders and is the CEO, Girl Scouts of Middle Tennessee. Dr. Clark has a Doctor of Education from Vanderbilt University and her Bachelor of Science and her Master of Business Administration from the University of Tennessee, Knoxville.

Each of the directors of the Company will hold office until the first annual meeting of the shareholders of the Company or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Company's articles.

Work Commitment to the Company

All proposed executive officers of the Company will work on a full-time basis for the Company through employment and member services agreements (see Item 17 - Executive Compensation - Employment and Member Services Agreements). Each executive officer of the Company will enter into non-competition and non-disclosure agreements with the Company. The directors will devote their time and expertise as required by the Company.

Other Reporting Issuer Experience over the Previous 5 Years

The following table sets out the directors and officers of the Company who are, or have been within the last five years, directors or officers of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Craig Perry	Brookfield DTLA Fund Office Trust Investor Inc.	OTCBB	Director	November 2014	November 2016
Darren Moulds	Horizon Petroleum Ltd.	TSXV	Chief Financial Officer	November 2014	November 2016
	Sonoro Energy Ltd.	TSXV	Chief Financial Officer	May 2014	May 2017

Listing Application - September 3, 2021	Page 45

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Darren Tangen	Colony Capital, Inc.	NYSE	President and Chief Financial Officer	September 2009	April 2020
	Colony Credit Real Estate, Inc.	NYSE	Director	January 2018	January 2020
Stephen Schaefer	Just Energy Group Inc.	TSXV and OTC	Director	September 2020	Current
	Texgen Power LLC	OTC	Director	May 2018	Current
Agenia Clark	FirstBank Holding Co	NYSE	Director, Chair of the Risk Committee	September 2017	Current
	Avenue Financial Holding	NASDAQ	Director	June 2007	August 2016

Corporate Cease Trade Orders or Bankruptcies

No current director or executive officer of the Company is, as at the date of the Application, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

Except as described below, no current director or executive officer of the Company or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, within the ten years prior to the date of the Application, has been a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Stephen Schaefer is a director of Just Energy Group Inc., which received creditor protection on March 9, 2021 via an Initial Order under the Companies' Creditors Arrangement Act from the Ontario Superior Court of Justice (Commercial List) and received creditor protection under Chapter 15 of the Bankruptcy Code in the United States. In addition, Mr. Schaefer was a director of Green Earth Fuels, LLC, a biodiesel company, when it filed for Chapter 7 bankruptcy under the U.S. Bankruptcy Code with the Texas Southern Bankruptcy Court in 2015. Mr. Schaefer was also a director of Amaizeingly Green Products GP Ltd., an ethanol company, when it was placed into receivership under the Bankruptcy and Insolvency Act pursuant to an order of the Ontario Superior Court of Justice in December 2012.

Listing Application - September 3, 2021	Page 46

Penalties or Sanctions

No current director or officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No current director or officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the last ten years prior to the date of the Application, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or securityholder.

Conflicts of Interest

There are no existing material conflicts of interest between the Company and any director or officer of the Company. Directors and officers of the Company may serve as directors and/or officers of other companies or have significant shareholdings in other oil and gas companies and, to the extent that such other companies may participate in ventures in which the Company may participate, certain directors may have a conflict of interest in negotiating and conducting terms in respect of any transaction involving such companies. In the event that such conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such transaction.

Item 17: Executive Compensation

The information provided in this Application is forward looking and based on the compensation that has been determined to date. The compensation is disclosed on a go-forward basis following the completion of the Business Combination assuming the Business Combination was completed on August 31, 2021.

Table of compensation excluding compensation securities
Name and position	Year(1)	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)(2)	Committee or meeting fees (US$)	Value of Perquisites (US$)	Value of all other compensation (US$)(3)	Total compensation (US$)
Craig Perry, Chief Executive Officer and Chairman	2021	173,077	Nil	Nil	Nil	2,000	175,077
Darren Moulds, Chief Financial Officer	2021	69,231	Nil	Nil	Nil	2,000	71,231
Michael McCoy, Chief Operating Officer	2021	119,231	Nil	Nil	Nil	152,000	271,231
William Wicker, Chief Investment Officer	2021	119,231	Nil	Nil	Nil	152,000	271,231
Chrystie Holmstrom, Chief Legal Officer and Corporate Secretary	2021	119,231	Nil	Nil	Nil	102,000	221,231

Listing Application - September 3, 2021	Page 47

Table of compensation excluding compensation securities
Name and position	Year(1)	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)(2)	Committee or meeting fees (US$)	Value of Perquisites (US$)	Value of all other compensation (US$)(3)	Total compensation (US$)
Reagan Brown, Chief Administrative Officer	2021	115,192	Nil	Nil	Nil	77,000	192,192
Darren Tangen, Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Schaefer, Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
Porter Collins, Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
Agenia Clark, Director	2021	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Pursuant to Form 51-102F6V section 1(8)(b), this is the compensation to be awarded to, earned by, paid to, or payable to the named executive officers and directors of the Company once it becomes a reporting issuer, to the extent this compensation has been determined.

(2) Bonus is subject to year-end financial performance of the Company and cannot be determined as of the date of this Application.

(3) The Company will pay US$500 per month on behalf of each executive officer in connection with insurance and other benefit plans, and will pay a one-time bonus upon the completion of the Business Combination.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)(19)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Craig Perry, Chief Executive Officer and Chairman	Options Options	1,000,000(1) 621,223(2)	Shortly after the Listing Date	To be determined	N/A	N/A	10 years after date of grant
Darren Moulds, Chief Financial Officer	RSUs Options	82,500(3) 57,765(4)	Shortly after the Listing Date	N/A To be determined	N/A	N/A	None 10 years after date of grant
Michael McCoy, Chief Operating Officer	RSUs Options	75,000(5) 192,550(6)	Shortly after the Listing Date	N/A To be determined	N/A	N/A	None 10 years after date of grant

Listing Application - September 3, 2021	Page 48

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)(19)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
William Wicker, Chief Investment Officer	RSUs Options	75,000(7) 192,550(8)	Shortly after the Listing Date	N/A To be determined	N/A	N/A	None 10 years after date of grant
Chrystie Holmstrom, Chief Legal Officer and Corporate Secretary	RSUs Options	153,830(9) 192,550(10)	Shortly after the Listing Date	N/A To be determined	N/A	N/A	None 10 years after date of grant
Reagan Brown, Chief Administrative Officer	RSUs Options	93,750(11) 192,550(12)	Shortly after the Listing Date	N/A To be determined	N/A	N/A	None 10 years after date of grant
Darren Tangen, Director	RSUs Options DSUs	206,250(13) 192,550(14) 33,639(15)	Shortly after the Listing Date	N/A To be determined N/A	N/A	N/A	None 10 years after date of grant None
Stephen Schaefer, Director	DSUs	39,755(16)	Shortly after the Listing Date	N/A	N/A	N/A	None
Porter Collins, Director	DSUs	33,639(17)	Shortly after the Listing Date	N/A	N/A	N/A	None
Agenia Clark, Director	DSUs	39,755(18)	Shortly after the Listing Date	N/A	N/A	N/A	None

Notes:

(1) 100% vested.

(2) 100% subject to vesting.

(3) 100% subject to vesting.

(4) 100% subject to vesting.

(5) 100% vested.

(6) 75% subject to vesting.

Listing Application - September 3, 2021	Page 49

(7) 100% vested.

(8) 75% subject to vesting.

(9) 100% vested.

(10) 75% subject to vesting.

(11) 100% vested.

(12) 75% subject to vesting.

(13) 100% vested.

(14) 75% subject to vesting.

(15) 100% vested; this number is approximate as the final number to be determined on grant date (based on an aggregate value of US$110,000).

(16) 100% vested; this number is approximate as the final number to be determined on grant date (based on an aggregate value of US$130,000).

(17) 100% vested; this number is approximate as the final number to be determined on grant date (based on an aggregate value of US$110,000).

(18) 100% vested; this number is approximate as the final number to be determined on grant date (based on an aggregate value of US$130,000).

(19) The exercise price of the Options shall be the market price of the Subordinate Voting Shares, which is expected to be determined on the tenth trading day following the Listing Date.

Employment and Member Services Agreements

The services of the executive officers are to be provided through employment agreements and member services agreements (collectively, "services agreements") to be entered into by such executive officers with the Company. References to the "Company" in this section shall be to Origination.

Pursuant to the terms of the services agreements, all executive officers will be entitled to an annual base salary and eligible to receive a discretionary bonus subject to the achievement of individual and Company performance goals determined by the Board. The annual base salary will be US$500,000 for Mr. Perry as Chief Executive Officer of the Company, US$200,000 for Mr. Moulds as Chief Financial Officer of the Company, and US$350,000 for all other executive officers of the Company. The officers will also be entitled to reimbursement for all reasonable and necessary out-of-pocket business expenses.

Each of the services agreements will be for an initial term of three years and automatically extended for one additional year thereafter and on each anniversary thereafter, unless otherwise terminated by the Company or the officer on 90 days' written notice prior to the commencement of each renewal term (the "Non-Renewal Notice").

Pursuant to each of the services agreements, in the event that the officer's employment (or services) is terminated by the Company without cause (in which case a 60 days' written notice will be required), by the officer for good reason or on account of a Non-Renewal Notice by the Company, the officer will be entitled to receive payment of (i) their base salary in effect immediately prior to the date of termination for a period of 12 months following the date of termination, (ii) any accrued but unpaid base salary and bonus in addition to any other accrued amounts or benefits as of the date of termination, and (iii) an amount that is equal to the full premium amount on an after-tax basis for coverage under the Company's group health plans at the coverage levels in effect immediately prior to the officer's termination for a period of 12 months following the date of termination. In the event that the officer's employment is terminated by the Company for cause, by the officer without good reason (in which case a 60 days' written notice is required) or on account of a Non-Renewal Notice by the officer, the officer will be entitled to receive payment of any accrued but unpaid base salary and bonus in addition to any other accrued amounts or benefits as of the date of termination.

Pursuant to the terms of the services agreements, all of the executive officers are eligible to participate in any benefit plans or programs that may be established by the Company from time to time. The executive officers are eligible to participate in the Equity Incentive Plan. The directors are eligible to participate in the Equity Incentive Plan and DSU Plan. See Item 12 - Stock Option Plan.

Item 18: Indebtedness of Director and Executive Officers

There exists no indebtedness of the directors or executive officers of the Company, or any of their associates, to the Company, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Listing Application - September 3, 2021	Page 50

Item 19: Audit Committee and Corporate Governance

Audit Committee

The Audit Committee of the Company is comprised of Messrs. Tangen and Schaefer and Ms. Clark. In accordance with Section 6.1.1 of National Instrument 52-110, the majority of the members of the Audit Committee (being each of Mr. Schaefer and Ms. Clark) are not executive officers, employees or controls persons of the Company.

The Charter of the Audit Committee is attached hereto as Schedule F. The Board may from time to time establish additional committees with varying mandates which will be in compliance with applicable legal and regulatory requirements.

Compensation Committee

The Compensation Committee of the Company is comprised of Messrs. Perry and Schaefer and Dr. Clark. The Compensation Committee is appointed by the Board to assist the Board in setting director and senior officer compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable.

The Compensation Committee shall have the authority to engage, at the expense of the Company, independent counsel and other experts or advisors as is considered advisable, including compensation consultants to assist in determining appropriate compensation policies and levels. The Compensation Committee may also determine and pay the compensation for any independent counsel and other experts and advisors, including compensation consultants, retained by the Compensation Committee.

The Compensation Committee is responsible for, amongst other things:

• reviewing and making recommendations to the Board with respect to the compensation policies and practices of the Company;

• annually reviewing and recommending to the Board for approval the remuneration of the senior officers of the Company, namely, the Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO"), the Chief Investment Officer (the "CIO"), the Chief Operating Officer (the "COO"), the Chief Legal Officer, the Chief Administrative Officer, any Vice-President and any other employee of the Company having a comparable position as may be specified by the Board (collectively the "Senior Executives"), with such review being carried out in consultation with the CEO, the CFO, the CIO and the COO, other than the remuneration of the CEO, the CFO, the CIO or the COO;

• meeting with the CEO on at least an annual basis to discuss goals and objectives for the other Senior Executives, their compensation and performance;

• making, on an annual basis, a recommendation to the Board as to any bonuses or awards to be made to the five highest paid Senior Executives or such lesser number of Senior Executives that exist at the time, including under any compensation plan or employment contract of such a Senior Executive;

• reviewing and making a recommendation to the Board with respect to the remuneration of directors;

• reviewing and making a recommendation to the Board with respect to any share ownership guidelines applicable to the Senior Executives and the directors, and annually reviewing the shareholdings of the Senior Executives and directors based on such guidelines established from time to time;

• overseeing the compensation plans of the Company; and

• determining those directors, Senior Executives, other employees and consultants of the Company who are entitled to participate in the compensation plans of the Company, the number of options, common shares or other securities of the Company allocated to each participant under each such plan, if any, and the time or times when the ownership of such options, common shares or other securities will vest for each participant, and administering all matters relating to any compensation plan of the Company, including any bonus plan.

Listing Application - September 3, 2021	Page 51

The Compensation Committee shall conduct an annual evaluation of the performance of its duties and shall present the results of the evaluation to the Board.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Company (the "CGNC") is comprised of Messrs. Schaefer and Collins and Dr. Clark. The CGNC is appointed by the Board to assist the Board in promoting a culture of integrity throughout the Company, to assist the Company in identifying and recommending new nominees for election to the Board and to assist the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and policies and regulatory requirements.

The CGNC shall have the authority to engage, at the expense of the Company, independent counsel and other experts or advisors as is considered advisable. The CGNC may also determine and pay the compensation for any independent counsel and other experts and advisors retained by the CGNC.

The CGNC is responsible for, amongst other things:

• considering, or presenting to the Board for consideration, any transaction involving the Company and any "related party" as that term is defined in applicable securities laws, and monitoring and reporting the status of same to the Board on a regular basis;

• providing an orientation and education program for new directors;

• providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their skills and ensure that their knowledge of the business and affairs of the Company remains current;

• annually assessing the effectiveness of the Board as a whole, its committees and individual directors;

• identifying and recommending to the Company and the Board, from time to time, proposed nominees to be directors of the Company; and

• considering from time to time a skills matrix for the Board, which should include the competencies and skills which each individual director possesses.

The CGNC shall conduct an annual evaluation of the performance of its and shall present the results of the evaluation to the Board.

Corporate Governance

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding its corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the shareholders of the Company and contribute to effective and efficient decision making. A description of the Company's governance practices is set out below.

1.            Board of Directors

The Board facilitates its exercise of independent supervision over the Company through frequent meetings of the Board being held to obtain an update on significant corporate activities and plans, both with and without members of the Company's management being in attendance.

The Board has determined that Craig Perry, Porter Collins and Darren Tangen are not considered independent directors because of their positions as an executive officer of the Company in Mr. Perry's case and as the board nominee of an executive officer of the Company in Mr. Collins' and Mr. Tangen's cases. Accordingly, the Board is comprised of two independent members, being Stephen Schaefer and Agenia Clark.

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2.            Directorships

Certain directors hold directorships in other reporting issuers (public companies). Refer to Item 16 - Directors and Executive Officers.

3.            Orientation and Continuing Education

The Board will provide an overview of the Company's business activities, systems and business plan to all new directors. New director candidates will have free access to any of the Company's records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. The directors will be encouraged to update their skills and knowledge by taking courses and attending professional seminars.

4.            Ethical Business Conduct

The Board believes good corporate governance is integral to the Company's success and to meet responsibilities to shareholders. Generally, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board is also responsible for applying governance principles and practices, tracking development in corporate governance, and adapting "best practices" to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under, the BCBCA.

5.            Nomination of Directors

The Board has formed a corporate governance and nominating committee to assist the Board with the nomination of directors for the Company. The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. Directors will recommend suitable candidates for consideration as members of the Board. See Item 19 - Audit Committees and Corporate Governance - Corporate Governance and Nominating Committee.

6.            Compensation

The Board has formed the Compensation Committee to assist the Board with the review the compensation of its directors and executive officers annually. The Compensation Committee will determine compensation of directors and executive officers taking into account the Company's financial position. See Item 17 - Executive Compensation and Item 19 - Audit Committees and Corporate Governance - Compensation Committee.

7.            Other Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee as described above.

8.            Assessments

The Board has not implemented a formal process for assessing its effectiveness. As a result of the Company's size and the Company's stage of development, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual Board members or committee members.

Listing Application - September 3, 2021	Page 53

Item 20: Agent, Sponsor or Advisor

The Company is requesting an exemption from the sponsorship requirements under TSXV Policy 2.2 - Sponsorship and Sponsorship Requirements of the TSXV's Corporate Finance Manual ("Policy 2.2"). Under Section 3.4(a)(ii) of Policy 2.2, an exemption from the sponsorship requirement may be available where, among other things, there is: (a) significant involvement of a bank or other major financial institution in the transaction; or (b) the issuer conducts a concurrent brokered financing of at least $500,000 in connection with the transaction, and the agent for that transaction has provided the TSXV with confirmation that it has completed appropriate due diligence on both the transaction and the accompanying disclosure document describing it. Such conditions will have been satisfied given the role of the Agent (including the Agent's due diligence investigations) in connection with the Finco Financing. The Company expects that the TSXV will correspondingly grant the request for an exemption from the sponsorship requirements, subject to the Agent submitting to the TSXV the due diligence confirmation letter contemplated by Section 3.4(a)(ii)(B)(II) of Policy 2.2.

The Company intends to enter into a market making services agreement with Independent Trading Group (ITG), Inc. on or about the date of the completion of the Business Combination in connection with certain market making services for providing liquidity and stability to the Subordinate Voting Shares. In consideration for such services, the Company will pay a monthly fee in the amount of $5,000 during the term in which the agreement is outstanding. The agreement will be for an initial term of three months and automatically renewed thereafter for one-month periods, unless terminated by either party on 30 days' prior written notice.

Except as disclosed herein, there are no actual or anticipated agreements with any registrant to provide sponsorship or corporate finance services either now or in the future.

Item 21: Risk Factors

There are a number of risks facing participants in the crude oil and natural gas industry. Some risks are common to all businesses while others are specific to the industry. The following reviews a number of the identifiable business risks faced by the Company. Business risks evolve constantly, and additional risks emerge periodically. The risks below are those identified by management at the date of completion of this Application and may not describe all of the material business risks, identifiable or otherwise, faced by the Company.

An investment in Alpine should be considered highly speculative due to the nature of its activities and the present stage of its development. Alpine will carry on the business currently carried on by Origination with respect to the development and production of oil and gas projects. Investors should carefully consider the following risk factors. These risk factors are in addition to the risk factors disclosed elsewhere in this Application.

Crude Oil and Natural Gas Prices and General Economic Conditions

The Company's financial results are largely dependent on the prevailing prices of crude oil and natural gas. Crude oil and natural gas prices are subject to fluctuations in supply, demand, market uncertainty and other factors that are beyond the Company's control. This can include but is not limited to: the global and domestic supply of and demand for crude oil and natural gas; global and North American economic conditions; the actions of the Organization of Petroleum Exporting Countries ("OPEC") or individual producing nations; government regulation; political stability; the ability to transport commodities to markets; developments related to the market for liquefied natural gas; the availability and prices of alternate fuel sources; and weather conditions. In addition, significant growth in crude oil and natural gas production in the United States has resulted in pressure on transportation and pipeline capacity which contributes to fluctuations in prices. All of these factors are beyond the Company's control and can result in a high degree of price volatility.

Fluctuations in the price of commodities and associated price differentials affect the value of the Company's assets and the Company's ability to pursue its business objectives. Prolonged periods of low commodity prices and volatility may also affect the Company's ability to meet guidance targets and its financial obligations as they come due. Any substantial and extended decline in the price of crude oil and natural gas could have an adverse effect on the Company's reserves, borrowing capacity, revenues, profitability and funds flow and may have a material adverse effect on the Company's business, financial condition, results of operations, prospects and the level of expenditures for the development of crude oil and natural gas reserves. This may include delay or cancellation of existing or future

Listing Application - September 3, 2021	Page 54

drilling or development programs or curtailment in production as the economics of producing from some wells may become impaired.

In addition, bank borrowings available to the Company are, in part, determined by the value of the Company's assets. A sustained material decline in commodity prices from historical average prices could reduce the value of the Company's assets, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid, as well as curtailment of the Company's investment programs.

The Company conducts regular assessments of the carrying amount of its assets in accordance with IFRS. If crude oil and natural gas prices decline significantly and remain at low levels for an extended period of time, the carrying amount of the Company's assets may be subject to impairment.

Market conditions which include global crude oil and natural gas supply and demand and global events including actions taken by OPEC, Russia's withdrawal from OPEC, sanctions against Iran and Venezuela, slowing growth in China and emerging economies, weakening global relationships, isolationist and punitive trade policies, shale production in the United States, sovereign debt levels and political upheavals in various countries including growing anti-fossil fuel sentiment, the outbreak of COVID-19 and the price war between Saudi Arabia and Russia have caused significant volatility in commodity prices. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks, including attacks on crude oil infrastructure in crude oil producing nations, in the United States or other countries could adversely affect the economies of the United States and other countries. These events and conditions have caused a significant reduction in the valuation of crude oil and natural gas companies and a decrease in confidence in the future of the crude oil and natural gas industry.

Nature of Business

An investment in the Company should be considered highly speculative due to the nature of the Company's involvement in the acquisition, development, production and marketing of, oil and gas reserves in a developing country and its current stage of development. Oil and gas operations involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil will be discovered or acquired by the Company, or that the Company will be able to successfully exploit its current reserves.

Property Development

Alpine's development programs require sophisticated and scarce technical skills as well as capital and access to land and oilfield service equipment. The Company endeavours to minimize the associated risks by ensuring that:

• activity is focused in core regions where internal expertise and experience can be applied;

• prospects are internally generated;

• development drilling is in areas where there is immediate or near-term access to facilities, pipelines and markets or where construction of necessary infrastructure is within the Company's financial capacity; and

• the Company acts as operator, which enables the Company to generally control the timing, cost and technical content of its exploration and development programs.

Nevertheless, drilling and completing a well may not result in the discovery of economic reserves, or a well may be rendered uneconomic by commodity price declines or an increasing cost structure. In addition, the Company's investment program is currently focused on development of the Austin Chalk/Eagle Ford properties, resulting in asset concentration risk.

Commodity Price Fluctuations

When the Company identifies hydrocarbons of sufficient quantity and quality and successfully brings them on stream, it faces a pricing environment which is volatile and subject to a myriad of factors, largely out of the Company's control. Low prices for the Company's expected primary products will have a material effect on the Company's funds flow and profitability and thus re-investment capacity, and hence ultimate growth potential. Low prices also limit access to capital, both equity and debt. The Company in part mitigates the risk of pricing volatility through the use of risk management contracts, such as puts, fixed priced sales, swaps, collars and similar contracts. However, access to such commodity price protection instruments may not be available in future periods, or available only at a cost considered to be uneconomic.

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Adverse Well or Reservoir Performance

Changes in productivity in wells and areas developed by the Company could result in termination or limitation of production, or acceleration of decline rates, resulting in reduced overall corporate volumes and revenues. In addition, wells drilled by the Company tend to produce at high initial rates followed by rapid declines until a flattening decline profile emerges. There is a risk that the decline profile which eventually emerges for newly drilled wells is sub- economic.

Field Operations

Alpine's current and future development and production activities involve the use of heavy equipment and the handling of volatile liquids and gases. Catastrophic events, regardless of cause or responsibility, such as well blowouts, explosions and fires within pipeline, gathering, or facility infrastructure, as well as failure of gathering systems or mechanical equipment, could lead to releases of liquids or gases, spills of contaminants, personal injuries and death, damage to the environment, as well as uncontrolled cost escalation. With support from suitably qualified external parties, the Company has developed and implemented policies and procedures to mitigate environmental, health and safety risks. These policies and procedures include the use of formal corporate policies, emergency response plans, and other policies and procedures reflecting what management considers to be best oilfield practices. These policies and procedures are subject to periodic review. The Company also manages environmental and safety risks by maintaining its operations to a high standard and complying with all state and federal environmental and safety regulations. Nevertheless, application of best practices to field operations serves only to mitigate, not eliminate, risk. The Company maintains industry-specific insurance policies, including environmental damage and control of well, on important owned drilled locations and specific equipment. Although the Company believes its current insurance coverage corresponds to industry standards, there is no guarantee that such coverage will be available in the future, and if it is, at a cost acceptable to the Company, or that existing coverage will necessarily extend to all circumstances or incidents resulting in loss or liability.

Industry Capacity Constraints

The collapse in prices for crude oil and natural gas, in a historical context, has reduced field activity and thus concerns over access to equipment and services. Further, service costs have fallen in recent years and remain relatively stable. Nevertheless, periods of high field activity can result in shortages of services, products, equipment, or manpower in many or all of the components of the development cycle. Increased demand leads to higher land and service costs during peak activity periods. In addition, access to transportation and processing facilities may be difficult or expensive to secure. Alpine's competitors include companies with far greater resources, including access to capital and the ability to secure oilfield services at more favourable prices and to build out operations on a scale which lowers the economic threshold for exploitation of a resource. The Company competes by maintaining a large inventory of self-generated development locations, by acting as operator where possible, and through facility access and ownership. The Company also seeks to carefully manage key supplier relationships. Declines in commodity prices should, in principle, result in lower service costs; however, this may be offset by service providers choosing to retire equipment rather than operate at sub-optimum prices, or ceasing business altogether.

Capital Programs

Capital expenditures are designed to accomplish two main objectives, being the generation of short and medium term funds flow from development activities, and expansion of future funds flow from the identification of or further development of reserves. The Company focuses its activity in core areas, which allows it to leverage its experience and knowledge, and acts as operator wherever possible. The Company may use farm-outs to minimize risk on plays it considers higher risk or where total capital invested exceeds an acceptable level. In addition, the Company may enter into risk management contracts in support of capital programs, and to manage future debt levels. Generally, capital programs are financed from operating cash flows, disciplined use of debt, development partnerships and occasionally, equity. Failure to develop producing wells or to sell production at a reasonable price and thus maintain an acceptable level of funds flow, will result in the exhaustion of available financial resources and will require the Company to seek additional capital which may not be available, or only available on unacceptable terms, or terms highly dilutive to existing shareholders. In addition, credit availability from the Company's bankers is also necessary to support capital programs and any changes to credit arrangements may have an effect on both the size of the Company's future capital programs and the timing of expenditures. As the banking facility available to the Company is based on future funds flows from existing production, falling commodity prices will likely have an effect on borrowing availability.

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Global Health Crises and the Effects of Pandemics

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. In December 2019, COVID-19 was reported to have surfaced in Wuhan, China; on January 30, 2020, the World Health Organization ("WHO") declared the outbreak a global health emergency; and on March 11, 2020 the WHO declared the outbreak of COVID-19 a global pandemic. The outbreak has spread exponentially throughout the world and despite the development and early stage deployment of vaccines, a second wave is underway with numerous variants that have since emerged. The spread of COVID-19 has led companies and various jurisdictions to impose restrictions such as quarantines, business closures and domestic and international travel restrictions. The duration of the business disruptions internationally and related financial effect cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this pandemic and the potential financial effect may extend to countries outside of those currently affected.

Such public health crises can result in volatility and disruptions in the supply, demand and pricing for crude oil and natural gas, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. In particular, crude oil prices significantly weakened in 2020 in response to the outbreak of COVID-19. The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations affected by an outbreak. This could include the Company's wells and facilities and/or third-party facilities and pipelines used by the Company. While there has been little to no disruption to date on the Company's operations, the extent to which COVID-19 may affect the Company in the future is uncertain; it is possible that COVID-19 may have a material adverse effect on the Company's business, results of operations and financial condition.

At this point, the extent to which COVID-19 may continue to affect the Company is uncertain; however, it is possible that the ongoing COVID-19 pandemic may have a material adverse effect in the future on the Company's business, results of operations and financial condition. If subsequent waves or additional variants of COVID-19 emerge which are more transmissible or cause more severe disease, or if other diseases emerge with similar effects, there may be further adverse impacts on the economy, commodity prices, and the Company's operations.

Access to Debt and Equity

The Company assesses its funds flow and borrowing capacity is sufficient to fund its existing capital budget. Nevertheless, funding is finite and investment must result in production being brought on stream, followed by the generation of funds flow and the identification of proved plus probable reserves. Alpine entered into a secured credit facility with Goldman Sachs in late 2020 and may make additional draws from facility, upon successful drilling and completion efforts in the future.

Although equity is another source of financing, the Company is exposed to changes in the equity markets, which could result in equity not being available, or only available under conditions which are unacceptably dilutive to existing shareholders. The inability of the Company to develop profitable operations, with the consequent exclusion from debt and equity markets, may result in the Company curtailing or suspending operations.

Markets and Marketing

Markets for future production of crude oil and natural gas are outside the Company's capacity to control or influence and can be affected by events such as weather, climate change, regulation, regional, national and international supply and demand imbalances, facility and pipeline access, geopolitical events, currency fluctuation, introduction of new or termination of existing supply arrangements, as well as downtime due to maintenance or damage, either to owned or third-party facilities and pipelines. The Company will attempt to mitigate these risks as follows:

Listing Application - September 3, 2021	Page 57

• Properties are developed in areas where there is access to processing and pipeline or other transportation infrastructure, and, where possible, owned by the Company.

• The Company will delay drilling or tie-in of new wells or shut-in production if acceptable pricing cannot be realized.

Development and Production Risks

Oil and natural gas development involves a high degree of risk and there is no assurance that expenditures made on development by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing a drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil reserves. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas development may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow outs, cratering, sour gas releases, fires, spills or leaks. These risks could result in personal injury, loss of life, and environmental or property damage. Any of the aforementioned risks could have a material adverse effect on the Company's future results of operations, liquidity and financial conditions.

Costs of Production

Production of crude oil and natural gas reserves at an acceptable level of profitability may not be possible during periods of low commodity prices. The Company will attempt to mitigate this risk by focusing on higher netback opportunities and will act as operator where possible, thus allowing the Company to manage costs, timing, method and marketing of production. Production risk is also addressed by concentrating field activity in regions where infrastructure is or will be Alpine owned, or readily accessible at an acceptable cost. In periods of low commodity prices the Company will shut in production, either temporarily or permanently, if netbacks are sub-economic.

Production is also dependent in part on access to third-party facilities and pipelines with the result that production may be reduced by outages, accidents, maintenance programs, pro-rationing and similar interruptions outside of the Company's control.

Transportation of gas to processing facilities and to market is similarly exposed to the extent that the required capacity is not covered by contract. In addition, contracts for processing or pipeline access are for a fixed term and may not be renewed or may be renewed under more onerous terms.

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Financial and Liquidity Risks

The Company faces a number of financial risks over which it has no control, such as commodity prices, exchange rates, interest rates, access to credit and capital markets, as well as changes to government regulations and tax and royalty policies. The Company uses the following guidelines to address financial exposure:

• Internal funds flow provides the initial source of funding on which the Company's capital expenditure program is based.

• Debt, if available, may be utilized to expand capital programs, including acquisitions, when it is deemed appropriate and where debt retirement can be controlled. The Company measures debt levels against current or near-term funds flow. If the debt-to-funds-flow ratio becomes unacceptably high, capital programs will be postponed, assets sold or farmed out or other measures taken to bring debt levels down.

• Interest rate contracts, if available, may be used to manage fluctuations in interest rate.

• Equity, if available on acceptable terms, may be raised to fund acquisitions and capital programs.

• Farm-outs of projects may be arranged if management considers that the capital requirements of a project are excessive in the context of the Company's resources, or where the project affects the Company's risk profile, or where the project is of lower priority.

• Risk management contracts, if available, may be used to manage commodity price volatility when the Company has capital programs, including acquisitions, whose cost exceeds near-term projected funds flow and where capital programs involve longer-term commitments.

• The Company will also sell assets at an acceptable price if the proceeds can be redeployed in properties offering a higher netback or greater development potential.

Although these guidelines result in conservative management of the Company's finances, they cannot eliminate the financial risks the Company faces.

Changes in Government Regulations, Royalties and Policies

In the United States the energy industry is subject to scrutiny, frequently hostile, by political and environmental groups. This may lead to increased regulation and increased compliance costs. In particular, there is a risk that existing royalty incentive programs could be terminated or amended, royalty or income tax rates could be increased, rules and regulations around well licensing or surface access could be changed, horizontal drilling and hydraulic fracturing could be subject to increased oversight or regulation.

Alpine is a Holding Company

Alpine is a holding company and essentially all of its assets are its indirect ownership of Origination. As a result, investors in Alpine will be subject to the risks attributable to Origination and its subsidiaries. As a holding company, Alpine conducts substantially all of its business through Origination and its subsidiaries, which generate substantially all of its revenues. Consequently, Alpine's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of Origination and its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before Alpine, which may have an adverse effect on the business, prospects, result of operation and financial condition of Alpine.

Health and Safety

The Company is subject to labor and health and safety laws and regulations, at a national, state and local level in the United States, that govern, among other things, the relationship between the Company and its employees and the health and safety of the Company's employees. For example, the Company is required to adopt certain measures to safeguard the health and safety of its employees, as well as third parties, in its facilities. In the event that compliance by the Company with such requirements is reviewed by the applicable authorities and a decision that the Company violated any labor laws, results from such review, the Company may be exposed to penalties and sanctions, including the payment of fines and, depending on the level of severity of the infraction, exposed to the closure of its facilities and/or stoppage of its operations and the cancellation or suspension of governmental registrations, authorizations and licenses, any one of which may result in interruption or discontinuity of activities in the Company's facilities, and materially and adversely affect the Company.

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Insurance

The Company's involvement in the development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks or additional risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Project Risks

Project delays, should they occur, may delay expected revenues from operations and could also have other negative consequences for the Company. Further, project cost estimates may not be accurate due to several factors, and significant project cost over-runs could make a project uneconomic. The Company's ability to execute projects and market oil will depend upon numerous factors beyond the Company's control, including: the availability of processing capacity; the availability and proximity of pipeline capacity or other means of transport; the availability of storage capacity; the supply of and demand for oil and natural gas; the availability of alternative fuel sources; the effects of inclement weather; the availability of drilling and related equipment; unexpected cost increases; accidental events; currency fluctuations; changes in regulations; the availability and productivity of skilled labour; and the regulation of the oil and natural gas industry by various levels of government and governmental agencies. Because of these factors, the Company could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil that it produces. Consequently, any of the aforementioned factors could have a material adverse effect on the Company's business, cash flows, financial position, results of operations or prospects.

Infrastructure, Availability of Drilling Equipment and Access Restrictions

Crude oil and natural gas development and production activities depend, to one degree or another, on adequate infrastructure and the availability of drilling and related equipment in the particular areas where such activities will be conducted. Reliable roads, bridges, barge access along rivers, power sources, water supply and disposal facilities are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company. If the Company is unable to obtain, or unable to obtain without undue cost, drilling rigs, equipment, supplies or personnel, its development and production operations could be delayed or adversely affected. Furthermore, pipeline and trucking operations are subject to uncertainty and lack of availability, due to mechanical and/or social issues. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. Transportation of oil with barges could also be subject to similar risks. Further, the Company operates in remote areas and may rely on helicopter, boats or other transportation methods. Some of these transport methods may result in increased levels of risk and could lead to operational delays which could affect the Company's ability to add to its resource base and produce oil and could have a significant impact on its reputation or cash flow. Additionally, some required equipment may be difficult to obtain in the Company's areas of operations, which could hamper or delay operations, and could increase the cost of those operations.

Strategic and Business Relationships

The ability of the Company to successfully bid on and acquire additional properties, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements will depend on developing and maintaining effective working relationships with industry participants and on the Company's ability to select and evaluate suitable partners and to consummate transactions in a highly competitive environment. These relationships are subject to change and may impair the Company's ability to grow.

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To develop the Company's business, it may enter into strategic and business relationships, which may take the form of joint ventures with other parties or with local government bodies, or contractual arrangements with other oil and gas companies, including those that supply equipment and other resources that the Company may use in its business. The Company may not be able to establish these business relationships or, if established, it may not be able to maintain them. In addition, the dynamics of the Company's relationships with strategic partners may require the Company to incur expenses or undertake activities it would not otherwise be inclined to take to fulfill its obligations to these partners or maintain its relationships. If the Company fails to make the cash calls required by its joint venture partners in the joint ventures it does not operate, the Company may be required to forfeit its interests in joint ventures. If the Company's strategic relationships are not established or maintained, its business prospects may be limited, which could diminish its ability to conduct its operations.

Capital Requirements and Liquidity

The Company's operations are highly capital intensive, and the Company anticipates that it will make substantial capital expenditures for the acquisition, development and production of oil and natural gas reserves in the future, including in relation to its assets. The Company may therefore require additional funding in the future to cover working capital and investment needs. Should the Company not be able to obtain such funding on favorable terms, or at all, the Company may, inter alia, be forced to reduce or delay capital expenditures, sell assets on unfavorable terms or to restructure or refinance its debt. Failure to obtain funding could also cause the Company to forfeit its interest in certain properties and to miss certain acquisition opportunities. Any of the aforementioned could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

Dividends

The declaration and payment of future dividends (and the amount thereof) is subject to the discretion of the Board and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, the financial condition of the Company, production levels, results of operations, capital expenditure requirements, working capital requirements, debt service requirements, operating costs, foreign exchange rates, interest rates, contractual restrictions, the Company's hedging activities or programs, available investment opportunities, the Company's business plan, strategies and objectives, the satisfaction of the solvency and liquidity tests imposed by the BCBCA for the declaration and payment of dividends and other factors that the Board may deem relevant. Depending on these and various other factors, many of which are beyond the control of the Company, the dividend policy of the Company may vary from time to time and, as a result, future cash dividends could be reduced or suspended entirely.

Pursuant to the BCBCA, the Company may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares.

Dividends may be reduced or suspended during periods of lower cash flow from operations. The timing and amount of the Company's capital expenditures, and the ability of the Company to repay or refinance debt as it becomes due, directly affects the amount of cash dividends that may be declared by the Board. Future acquisitions, expansions of the Company's assets, and other capital expenditures and the repayment or refinancing of debt as it becomes due may be financed from sources such as cash flow from operations, the issuance of additional shares or other securities of the Company, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to the Company, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of the Company to make the necessary capital investments to maintain or expand its operations, to repay debt and to invest in assets, as the case may be, may be impaired. To the extent the Company is required to use cash flow from operations to finance capital expenditures or acquisitions or to repay debt as it becomes due, the cash available for dividends may be reduced and the level of dividends declared may be reduced or suspended entirely.

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Over time, the Company's capital and other cash needs may change significantly from its current needs, which could affect whether the Company pays dividends and the amounts of dividends, if any, it may pay in the future. If the Company pays dividends, it may not retain a sufficient amount of cash to finance external growth opportunities, meet any large unanticipated liquidity requirements or fund its activities in the event of a significant business downturn.

The market value of the Company's securities may deteriorate if dividends are reduced or suspended. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of dividends paid by the Company and potential legislative and regulatory changes.

Certain Tax Risks

The following is a discussion of certain material tax risks associated with the acquisition and ownership of Subordinate Voting Shares. This Application does not discuss risks associated with any applicable state, provincial, local or foreign tax laws. The tax related information in this Application does not constitute tax advice and is for informational purposes only. For advice on tax laws applicable to a shareholder's individual tax situation, shareholders should seek the advice of their tax advisors. No representation or warranty of any kind is made by the Company or its board of directors, officers, legal counsel, other agents or affiliates with respect to the tax treatment applicable to any person who acquires securities or shares of the Company pursuant to the Business Combination. Each prospective shareholder is urged to review this Application in its entirety and to consult his or her own tax advisors with respect to the federal, state, provincial, local and foreign tax consequences arising in connection with the acquisition and ownership of shares of the Company.

Tax Classification of the Company

Although the Company is and will continue to be a Canadian corporation, the Company intends to be treated as a United States corporation for United States federal income tax purposes under Section 7874 of the Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes and regardless of any application of Section 7874 of the Code, the Company will be treated as being resident in Canada under the Income Tax Act (Canada) ("Tax Act") and be subject to Canadian federal income tax on its worldwide income. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations.

Dividends received by shareholders who are residents of Canada for purposes of the Tax Act generally must be included in the shareholder's income for Canadian tax purposes and will also be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of U.S. withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction under the Tax Act in respect of any U.S. withholding tax may not be available for such Canadian shareholders.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax, but will be subject to Canadian withholding tax. For U.S. federal income tax purposes, a U.S. shareholder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid to the shareholder during the year. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax. Subject to certain limitations, a U.S. shareholder should be able to take a deduction for the U.S. shareholder's Canadian tax paid, provided that the U.S. shareholder has not elected to credit other foreign taxes during the same taxable year.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to both U.S. and Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. or Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

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Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of Subordinate Voting Shares.

The Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Company's non- U.S. shareholders upon a disposition of Subordinate Voting Shares generally depends on whether the Company is classified as a United States real property holding corporation (a "USRPHC") under the Code. The Company believes that, upon completion of the Business Combination, it will be classified as a USRPHC and expects that it may be classified as a USRPHC for the foreseeable future. Accordingly, it is expected that Non-U.S. Holders (as defined below under Item 29 - Other Material Facts - Certain United States Federal Income Tax Considerations") whose holdings (actually and constructively) at all times during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder's holding period for the Subordinate Voting Shares constituted 5% or less of Alpine's common stock will generally be subject to U.S. federal net income tax at graduated rates as if the gain or loss realized on any disposition of Subordinate Voting Shares was effectively connected with the conduct of a U.S. trade or business unless the Subordinate Voting Shares were "regularly traded on an established securities market" within the meaning of Section 897 of the Code during such period under the rules set forth in Treasury Regulations. Alpine has applied to list its Subordinate Voting Shares on the TSXV and has applied to trade its Subordinate Voting Shares on the OTCQB. There can be no assurance that the Subordinate Voting Shares will satisfy such regularly traded exception at any particular point in the future.

Changes in tax laws may affect the Company and its Shareholders

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or its Shareholders.

On March 31, 2021, the current U.S. presidential administration proposed the "American Jobs Plan" to create domestic jobs, rebuild national infrastructure and increase American competitiveness. To fund its expected $2 trillion cost, the administration also proposed the "Made in America Tax Plan," which is intended to raise that amount or more over 15 years through several methods including higher income tax rates on corporations. If enacted, the Company's U.S. federal corporate income tax rate would increase from 21% to 28%. Any increase in the Company's federal corporate tax rate would require the Company to pay more in federal taxes, thus reducing the Company's net revenue.

Certain holders of membership units in Origination may be subject to adverse U.S. state or local income tax consequences as a result of the Business Combination

The Company intends be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the Business Combination. However, certain states may not have complete conformity with U.S. federal income tax laws and, therefore, may not treat the Company as a U.S. domestic corporation for applicable state and/or local income tax purposes. As a result, such treatment may cause holders of membership units of Origination who are resident in any such state or local jurisdiction to recognize taxable gain for such state or local purposes as a result of the Business Combination. The discussion under the heading "Certain United States Federal Income Tax Considerations" does not address the tax consequences of the Business Combination. Holders of membership units of Origination should consult their own tax advisors regarding the tax consequences of the Business Combination to them in light of their particular circumstances.

Each prospective shareholder should seek tax advice, based on such shareholder's particular circumstances, from their own tax advisor.

For more detailed information, see Item 29 - Other Material Facts - Certain United States Federal Income Tax Considerations".

Risks Relating to the Company's Organizational Structure

The Company's principal asset after the completion of the Business Combination will be its indirect interest in Origination and, accordingly, the Company will depend on distributions from Origination to pay its taxes and expenses. Origination's ability to make such distributions may be subject to various limitations and restrictions

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Upon the completion of the Business Combination, the Company will be a holding company and will have no material assets other than its indirect ownership of Origination units. As such, the Company will have no independent means of generating revenue or cash flow. Moreover, the Company's ability to pay its taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Origination and its subsidiaries and distributions it receives indirectly from Origination. There can be no assurance that Origination and its subsidiaries will generate sufficient cash flow to distribute funds to the Company or that applicable state law and contractual restrictions will permit such distributions.

Origination will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the holders of Origination Class A Voting Units and Class B Non-Voting Units. Accordingly, holders of Origination Class A Voting Units and Class B Non-Voting Units will incur income taxes on their allocable share of any net taxable income of Origination. Under the terms of the A&R LLC Agreement, Origination will be obligated to make tax distributions to holders of Origination Class A Voting Units and Class B Non-Voting Units. Blocker intends, as its manager, to cause Origination to make cash distributions to the owners of Origination Class A Voting Units and Class B Non-Voting Units in an amount sufficient to fund their tax obligations in respect of taxable income allocated to them, and make cash payments to cover the operating expenses of Blocker and the Company, including payments under the Tax Receivable Agreement. However, Origination's ability to make such distributions and payments may be subject to various limitations and restrictions, such as restrictions on distributions and payments that would either violate any contract or agreement to which Origination is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Origination insolvent. If the Company does not have sufficient funds to pay tax or other liabilities or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. In addition, if Origination does not have sufficient funds to make distributions, the Company's ability to declare and pay cash dividends will also be restricted or impaired.

The Tax Receivable Agreement with Origination, Blocker and the Tax Receivable Recipients (as defined below) requires Blocker to make cash payments to the Tax Receivable Recipients in respect of certain tax benefits to which Blocker may become entitled, and Blocker expects that the payments Blocker will be required to make may be substantial

Upon the closing of the Business Combination, Blocker will be a party to the Tax Receivable Agreement with Origination, the Initial Holder and certain executive employees (the Initial Holder and executive employees party to the Tax Receivable Agreement, the "Tax Receivable Recipients"). Under the Tax Receivable Agreement, Blocker will be required to make cash payments to the Tax Receivable Recipients equal to 85% of the tax benefits, if any, that Blocker actually realizes, or in certain circumstances is deemed to realize, as a result of: (i) the increases in its share of the tax basis of assets of Origination resulting from any redemptions or exchanges of Class B Non-Voting Units, and (ii) certain other tax benefits related to Blocker making payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that Blocker makes to the Tax Receivable Recipients under the Tax Receivable Agreement will vary, it expects those payments may be significant. Any payments made by Blocker to the Tax Receivable Recipients under the Tax Receivable Agreement may generally reduce the amount of overall cash flow that might have otherwise been available to it. Furthermore, Blocker's future obligation to make payments under the Tax Receivable Agreement could make the Company a less attractive target for an acquisition. For more information, see Section 3.1 of the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on any Tax Receivable Recipient's continued ownership of Origination Class B Non-Voting Units or Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares after the Business Combination.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions and exchanges by the holders of Class B Non-Voting Units, the amount of gain recognized by such holders of Class B Non-Voting Units, the amount and timing of the taxable income Blocker generates in the future, and the federal tax rates then applicable.

The Company's organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares to the same extent as it will benefit the Tax Receivable Recipients.

The Company's organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Tax Receivable Recipients that will not benefit the holders of Subordinate Voting Shares, Multiple Voting Shares or

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Proportionate Voting Shares to the same extent as it will benefit the Tax Receivable Recipients. Origination will be a party to the Tax Receivable Agreement with Blocker, and the Tax Receivable Recipients and it will provide for the payment by Blocker to the Tax Receivable Recipients of 85% of the amount of tax benefits, if any, that it actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of Origination resulting from any redemptions or exchanges of Class B Non-Voting Units from the holders thereof as described under Article XI of the A&R LLC Agreement, and (ii) certain other tax benefits related to Blocker making payments under the Tax Receivable Agreement. See Section 3.1 of the Tax Receivable Agreement. Although Blocker will retain 15% of the amount of such tax benefits, this and other aspects of the Company's organizational structure may adversely impact the future trading market for the Subordinate Voting Shares.

In certain cases, payments under the Tax Receivable Agreement to the Tax Receivable Recipients may be accelerated or significantly exceed the actual benefits Blocker realizes in respect of the tax attributes subject to the Tax Receivable Agreement

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, Blocker elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that Blocker would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) Blocker could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if it elects to terminate the Tax Receivable Agreement early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Blocker's obligations under the Tax Receivable Agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control of the Company. There can be no assurance that Blocker will be able to fund or finance its obligations under the Tax Receivable Agreement.

Blocker will not be reimbursed for any payments made to the Tax Receivable Recipients in the event that any tax benefits are disallowed

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Blocker determines, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions Blocker takes, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then Blocker will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Tax Receivable Recipient that directly or indirectly owns at least 15% of the outstanding Class B Non-Voting Units. Blocker will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement in the event that any tax benefits initially claimed by Blocker and for which payment has been made are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by Blocker to a Tax Receivable Recipient will be netted against any future cash payments that Blocker might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Blocker might not determine that Blocker has effectively made an excess cash payment to a Tax Receivable Recipient for a number of years following the initial time of such payment and, if any of Blocker's tax reporting positions are challenged by a taxing authority, Blocker will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that Blocker realizes in respect of the tax attributes with respect to a Tax Receivable Recipient that are the subject of the Tax Receivable Agreement.

Fluctuations in the Company's tax obligations and effective tax rate and realization of the Company's deferred tax assets may result in volatility of the Company's operating results

The Company will be subject to taxes by the Canadian federal, state, local and foreign tax authorities, and the Company's tax liabilities will be affected by the allocation of expenses to differing jurisdictions. The Company records tax expense based on estimates of future earnings, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these matters. The Company expects that throughout the year there could be ongoing variability in the quarterly tax rates as events occur and exposures are evaluated. The Company's future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

Listing Application - September 3, 2021	Page 65

• changes in the valuation of deferred tax assets and liabilities;

• expected timing and amount of the release of any tax valuation allowances;

• tax effects of share-based compensation;

• changes in tax laws, regulations or interpretations thereof; or

• future earnings being lower than anticipated in countries where the Company has lower statutory tax rates and higher than anticipated earnings in countries where the Company has higher statutory tax rates.

In addition, the Company's effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which the Company operates, fluctuations in valuation allowances, deductibility of certain items, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact the Company's current or future tax structure and effective tax rates. The Company may be subject to audits of income, sales, and other transaction taxes by federal, state, local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on the Company's operating results and financial condition.

Competition

The oil and gas industry is highly competitive. The Company will actively compete for acquisitions, leases, licenses and concessions, skilled industry personnel and capital to finance such activities with a substantial number of other oil and gas companies, many of which have significantly greater financial, technical and personnel resources than the Company. The Company's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial, technical or personnel resources permit. The Company's size and financial status may impair its ability to compete for oil and natural gas properties and prospects.

The Company's ability to acquire additional prospects and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If the Company is unable to compete successfully in these areas in the future, its future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the business practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors the Company cannot control or influence.

Cost of New Technologies

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, its business, financial condition and results of operations could be materially adversely affected.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, state and local laws and regulations. As an owner, licensee and/or operator of oil and gas properties in the United States, the Company is subject to various national, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment. For example, the Company is required to obtain environmental permits or approvals from the United States government prior to conducting seismic operations or drilling wells. Environmental laws and regulations in the United States impose substantial restrictions on, among other things, the use of natural resources, interference with the natural environment, the location of facilities, the handling and storage of hazardous materials such as hydrocarbons, the use of radioactive material, the disposal of waste, and the emission of noise and other activities. These laws and regulations may, among other things: (a) impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations; (b) subject the owner or lessee to liability for pollution damages and other environmental or natural resource damages; and (c) require suspension or cessation of operations in affected areas.

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Environmental legislation is evolving in a manner that has and is expected to continue to result in stricter standards and enforcement, larger fines, liabilities and sanctions, and potentially increased capital expenditures and operating costs. To mitigate potential environmental liabilities, the Company, in addition to implementing policies and procedures designed to prevent an accidental spill or discharge, maintains insurance at industry standards.

The discharge of oil, natural gas, or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require the Company to incur costs to remedy such discharge in the event that they are not covered by the Company's insurance. Although the Company maintains insurance to industry standards, which in part covers liabilities associated with discharges, it is not certain that such insurance will cover all possible environmental events, foreseeable or otherwise, or whether changing regulatory requirements or emerging jurisprudence may render such insurance of little benefit.

The Company's oil and natural gas operations include drilling, well completions and tie-ins, production, facility operation, distribution, pricing, marketing and transportation and are subject to compliance with federal, provincial and local laws and regulations controlling the discharge of pollutants into the environment or otherwise relating to the protection of the environment. Regulations and laws impose restrictions on emissions, spills and releases of various substances used in oil and gas industry operations, requirements for waste handling and storage, habitat protection and the operation, maintenance, abandonment and reclamation of facilities, pipelines and wells. Changes to environmental regulations could delay or prevent planned activity, affect current and forecast production levels and increase the cost of production and/or development capital expenditures.

Although the Company believes that it is in material compliance with current applicable environmental regulations, changing government regulations may have an adverse effect on the Company. The Company's practice is to do all that it reasonably can to ensure that it remains in material compliance with environmental protection legislation. The Company also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue. The Company is committed to meeting its responsibilities to protect the environment wherever it operates and will take such steps as required to ensure compliance with environmental legislation.

No assurance can be given that environmental laws will not result in a curtailment of production, a material increase in the costs of production or the costs of development activities, or otherwise adversely affect the Company's financial condition, capital expenditures, results of operations, competitive position or prospects. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential future effects on Alpine.

Reserve Estimates

Estimates of economically recoverable crude oil, natural gas reserves and natural gas liquids, and related future net cash flows, are based upon a number of variable factors and assumptions. These include commodity prices, production, future operating, transportation, development and facility as well as decommissioning costs, access to market, and potential changes to the Company's operations or to reserve measurement protocols arising from regulatory or fiscal changes. All of these estimates may vary from actual circumstances, with the result that estimates of recoverable crude oil and natural gas reserves attributable to any property are subject to revision. In future, the Company's actual production, revenues, royalties, transportation, operating expenditures, finding, development, facility and decommissioning costs associated with its reserves may vary from such estimates, and such variances may be material.

Reserve Replacement

The Company's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Company successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company's reserves will depend not only on the Company's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that the Company's future development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

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Climate Change

The Company's production facilities and other operations and activities emit greenhouse gases and the Company may be required to comply with greenhouse gas emissions legislation in the United States or other countries in which the Company may operate in the future. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. There is a risk that greenhouse gas emissions legislation, or related regulations, may in the future adversely affect the Company's operations and business generally, for example by requiring the Company to make significant expenditures in order to comply with such regulations. In addition, the Company may be subject to activism from groups campaigning against fossil fuel extraction, which could affect its reputation, expose the Company to contractual liability, disrupt its campaigns or programs or otherwise negatively impact the Company's business.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Company may make acquisitions and dispositions of businesses and assets that occur in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as realizing the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management assesses the value and contribution of individual properties and other assets.

Finding, Developing and Acquiring Petroleum and Natural Gas Reserves on an Economic Basis

Petroleum and natural gas reserves naturally deplete as they are produced over time. The success of the Company's business is highly dependent on its ability to acquire and/or discover new reserves in a cost efficient manner. Substantially all of the Company's cash flow is derived from the sale of the petroleum and natural gas reserves it accumulates and develops. In order to remain financially viable, the Company must be able to replace reserves over time at a lesser cost on a per unit basis than its cash flow on a per unit basis. The reserves and costs used in this determination are estimated each year based on numerous assumptions and these estimates and costs may vary materially from the actual reserves produced or from the costs required to produce those reserves. The Company mitigates this risk by employing a qualified and experienced team of petroleum and natural gas professionals, operating in geological areas in which prospects are well understood by management and by closely monitoring the capital expenditures made for the purposes of increasing its petroleum and natural gas reserves.

Operational Dependence

The Company has certain farm-in agreements under which other companies may operate some of the assets in which the Company will have or has an interest. The Company will have diminished ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others may therefore depend upon a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Alpine Management and Key Personnel

A loss in key personnel of the Company could delay the completion of certain projects or otherwise have a material adverse effect on the Company. Shareholders are dependent on the Company's management and staff in respect of the administration and management of all matters relating to the Company's assets.

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition and development of oil and gas properties is limited and competition for such persons is intense. The Company believes that it will be successful in recruiting excellent personnel to meet its corporate objectives but, as the Company's business activity grows, it may require additional key financial, administrative and technical personnel. Although the Company believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In the event that the Company is unable to attract additional qualified personnel, its ability to grow its business or develop its existing properties could be materially impaired.

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Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that are required to carry out development at its properties. The permitting process in Texas and the United States takes significant time, meaning that exploration and development projects have a longer cycle time to completion than they might elsewhere.

Regulations and policies relating to licenses and permits may change, be implemented in a way that the Company does not currently anticipate or take significantly greater time to obtain. These licenses and permits are subject to numerous requirements, including compliance with the environmental regulations of the local governments. Revocation or suspension of the Company's environmental and operating permits could have a material adverse effect on its business, financial condition and results of operations.

Expiration or Termination of Leases

The Company's properties are currently held, and any future properties are expected to be held, in the form of leases and working interests in leases. If the Company or the holder of the lease fails to meet the specific requirement of a lease, the lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each lease will be met. The termination or expiration of the Company's leases or the working interests relating to a lease may have a material adverse effect on the Company's results of operations and business.

Additional Funding Requirements

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company's cash flow from operations and current cash balance is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favorable terms.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rates, which will fluctuate over time. Future Canadian/United States exchange rates could accordingly impact the future value of the Company's reserves as determined by independent evaluators. Furthermore, an increase in interest rates could result in a significant increase in the amount the Company pays to service debt.

Issuance of Debt

From time to time, the Company may enter into transactions to acquire assets or the securities of other business entities. These transactions may be financed partially or wholly with debt which may increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

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Hedging

The Company may enter into hedging arrangements in the form of swaps, puts and calls and similar instruments to secure revenue or offset the risk of revenue losses if commodity prices decline. However, such arrangements may be expensive and there can be no assurance that hedging will be available or continue to be available on commercially reasonable terms. In addition, hedging itself carries certain risks, including expenses associated with termination or close-out of treasury transactions under hedging agreements and the risk that the Company could incur losses should it fail to anticipate movements in commodity prices. The Company may also be required to provide cash collateral under its hedging arrangements, which the Company may be unable to provide or which could affect the liquidity of the Company. There is also the risk that the Company will be obliged to make payments under swap arrangements, even in a scenario where its production has decreased or ceased, potentially creating cash obligations which the Company is unable to settle. Further, certain types of hedging arrangements, if entered into by the Company, may also involve a risk of not realizing potential gains if the Company should fail to anticipate movements in commodity prices.

Cyber-Security

The Company is dependent on information technology, such as computer hardware and software systems, in order to properly operate its business. These systems have the potential for information security risks, which could include potential breakdown, virus, invasion, cyber-attack, cyber-fraud, security breach and destruction or interruption of information technology systems by third parties or insiders. Unauthorized access to these systems could result in interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse effect on the protection of intellectual property and confidential and proprietary information, and on the Company's business, financial condition, results of operations and fund flow.

Litigation

In the normal course of the Company's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, related to personal injuries, property damage, property tax, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and as a result, could have a material adverse effect on the Company's assets, liabilities, business, financial condition and results of operations.

Community Relationships

The operations of the Company may have a significant effect on the areas in which it operates, and communities have, in the past, demonstrated an ability and willingness to halt operations or delay approvals. Should the Company's relationship with local populations and governments not remain in good standing, this could lead to a delay in operations, loss of permits or major impact to the Company's reputation, which in turn could adversely affect the Company's business.

Breach of Confidentiality

While discussing potential business relationships or other transactions with third parties, the Company may disclose confidential information relating to its business, operations or affairs. Although confidentiality agreements are signed by third parties prior to the disclosure of any confidential information, a breach could put the Company at competitive risk and may cause significant damage to its business. The harm to the Company's business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, the Company will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

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Conflicts of Interest

Directors and officers of the Company may also be directors and officers of other oil and gas companies involved in oil and gas exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the BCBCA.

Significant Shareholder of the Company

As a result of the Business Combination, the Initial Holder holds approximately 32.21% of the voting rights of the Company. In addition, management and the Board own or control approximately 14.13% of the Subordinate Voting Shares on an as-converted basis. If acting together, such holders would be able to significantly influence all matters requiring shareholder approval, including without limitation, the election of directors.

Dilution

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional shares may be issued by the Company on the exercise of warrants, or on the exercise of Options, Awards or DSUs under the Equity Incentive Plan and the DSU Plan.

Third Party Credit Risk

The Company is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, counterparties to financial instruments and other parties. In the event such entities fail to meet their contractual obligations, such failures could have a material adverse effect on the Company's financial results and financial condition.

Alternatives to and Changing Demand for Petroleum Products

Fuel reduction regulations, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation devices could reduce the demand for crude oil and liquid hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. In addition, advancements in energy efficient products have a similar effect on the demand for oil and gas products. Alpine cannot predict the effect of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and funds flow.

Reputational Risk Associated with Operations

Any environmental damage, loss of life, injury or damage to property caused by the Company's operations could damage its reputation in the areas in which the Company operates. Negative sentiment towards the Company could result in a lack of willingness of municipal authorities being willing to grant the necessary licenses or permits for the Company to operate its business and in residents in the areas where the Company is doing business opposing the Company's further operations in the area. If the Company develops a reputation of having an unsafe work site it may impact the Company's ability to attract and retain the necessary skilled employees and consultants to operate its business. Further, the Company's reputation could be affected by actions and activities of other companies operating in the oil and gas industry, over which the Company has no control. In addition, environmental damage, loss of life, injury or damage to property caused by the Company's operations could result in negative investor sentiment towards the Company, which may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Subordinate Voting Shares.

Changing Investor Sentiment

A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, the effect of crude oil and natural gas operations on the environment, environmental damage relating to spills of petroleum products during production and transportation and indigenous rights, have affected certain investors' sentiments towards investing in the crude oil and natural gas industry. As a result of these concerns, some institutional, retail and public investors have announced that they no longer are willing to fund or invest in crude oil and natural gas properties or companies tied to crude oil and natural gas or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Developing and implementing such policies and practices can be costly and require a significant time commitment from the Board, management and employees of the Company. Failing to implement the policies and practices as requested by institutional investors may result in such investors reducing their investment in the Company or not investing in the Company at all. Any reduction in the investor base interested or willing to invest in the crude oil and natural gas industry, and more specifically, the Company, may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Subordinate Voting Shares, even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of the Company's assets which may result in an impairment change.

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Extraordinary Circumstances

The Company's operations and its financial condition may be affected by uncontrollable, unpredictable and unforeseeable circumstances such as weather patterns, changes in contractual, regulatory or fiscal terms, actions by governments at various levels, both domestic and other, termination of access to third-party pipelines or facilities, actions by industry organizations, local communities, exclusion from certain markets or other undeterminable events.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

No Liquid Trading Market for Subordinate Voting Shares

The Subordinate Voting Shares are not listed on a stock exchange and listing on the TSXV is subject to the meeting the requirements of, and the approval of, TSXV. Alpine is a reporting issuer in the provinces of British Columbia and Alberta but does not have any liquid trading market. There may never be a liquid market for the Subordinate Voting Shares and an investor may never realize a return on their investment. The Subordinate Voting Shares, therefore, may not be suitable as a short-term investment.

Foreign Private Issuer Status

The Business Combination is being structured so that the Company will be a Foreign Private Issuer following the closing of the Business Combination as that concept is defined in Rule 405 under the U.S. Securities Act and Rule 3b- 4 of the U.S. Exchange Act. The term "Foreign Private Issuer" is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

• more than 50% of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

• any one of the following:

a) the majority of the executive officers or directors are United States citizens or residents, or

b) more than 50% of the assets of the issuer are located in the United States, or

c) the business of the issuer is administered principally in the United States.

For purposes of determining whether more than 50% of its outstanding voting securities are held "of record" by U.S. residents, the Company will have to "look through" the record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, and also consider any beneficial ownership reports or other information available to the Company. It will have to conduct this "look through" in three jurisdictions: the United States; the Company's home jurisdiction; and the primary trading market for the Company's voting securities, if different from the Company's home jurisdiction. Additionally, if the Company is not able to obtain information about the record holders' accounts after reasonable inquiry, the Company may rely on the presumption that such accounts are held in the broker's, dealer's, bank's, or nominee's principal place of business.

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In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Subordinate Voting Share, Multiple Voting Share and Proportionate Voting Share will be counted as one voting security for the purposes of determining the 50% U.S. resident threshold. Accordingly, upon completion of the Business Combination, the Company will be expected to be treated as a "Foreign Private Issuer". However, should the SEC's guidance and interpretation change, the Company may lose its Foreign Private Issuer status.

Loss of Foreign Private Issuer Status

The Company may lose its expected status as a Foreign Private Issuer if, as of the last business day of the Company's second fiscal quarter for any year, more than 50% of the Company's outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States. Loss of Foreign Private Issuer status may have adverse consequences on the Company's ability to raise capital in private placements or Canadian prospectus offerings. In addition, loss of the Company's Foreign Private Issuer status would likely result in increased reporting requirements and increased audit, legal and administration costs. Further, should the Company seek to list on a securities exchange in the United States, loss of Foreign Private Issuer status may increase the cost and time required for such a listing. These increased costs may have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company could lose its status as a Foreign Private Issuer if all or a portion of the Proportionate Voting Shares and Multiple Voting Shares directly or indirectly held of record by U.S. residents are converted into Subordinate Voting Shares. The conversion rights attached to the Proportionate Voting Shares and Multiple Voting Shares are expected to contain restrictions on conversion that are intended to avoid such a result, however there can be no guarantee that such restrictions on conversion will be effective to prevent the Company from potentially losing Foreign Private Issuer status if a sufficient number of Proportionate Voting Shares or Multiple Voting Shares are converted into Subordinate Voting Shares and such Subordinate Voting Shares are acquired, either upon conversion or pursuant to a subsequent transaction, by U.S. residents. In addition, the Company could potentially lose its Foreign Private Issuer status as a result of future issuances of Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares from treasury to the extent such shares are acquired by U.S. residents.

General

Although the Company believes that the above risks fairly and comprehensibly illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.

Item 22: Promoters

Not applicable.

Item 23: Legal Proceedings and Regulatory Actions

Regulatory Actions

There have been no: (i) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (ii) other penalties or sanctions imposed by a court or regulatory body against the Company; and (iii) settlement agreements the Company entered into with a court relating to securities legislation or with a securities regulatory authority.

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Legal Proceedings

There are no material legal proceedings to which the Company is a party or in respect of which any of the assets of the Company are subject, which are or will be material to the Company, and the Company is not aware of any such proceedings that are contemplated.

Item 24: Interests of Management and Others in Material Transactions

Except as disclosed in this Application, none of the directors or executive officers of the Company or any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Company's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any arrangement that has materially affected or will materially affect the Company.

Item 25: Investor Relations Arrangements

Hybrid Financial Ltd. ("Hybrid") has been retained to provide marketing services for Origination. The service provided by Hybrid to Origination is a database of Registered Financial Professionals in North America. Hybrid is not promoting the specific purchase or sale of securities. It provides its database, technology, and call center services to enable the issuer to disseminate its information to Financial Professionals only. Hybrid provides its services directly to Origination. Hybrid has agreed to comply with all applicable securities laws and the policies of the TSXV in providing its services.

Hybrid has been engaged by the Company for an initial period of six months starting on May 1, 2021 and then shall be renewed automatically for successive 3 month periods thereafter, unless terminated by Origination in accordance with the agreement. Hybrid will be paid a one time fee of $30,000 for capital markets services and a monthly fee of $15,000, plus applicable taxes, during the initial term.

Item 26: Auditors, Transfer Agents and Registrars

Auditors

The auditors of Origination are RSM Alberta LLP, Chartered Professional Accountants. It is proposed that after completion of the Business Combination, Alpine's auditors be Origination's current auditors, RSM Alberta LLP. RSM Alberta LLP report they are independent of Origination and will be independent of Alpine within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

At the Meeting, the appointment of RSM Alberta LLP as the auditor of Alpine was approved, conditional upon the completion of the Business Combination.

Transfer Agent and Registrar

Odyssey Trust Company, at its principal offices in Calgary, Alberta, will be the registrar and transfer agent for the Subordinate Voting Shares and is the subscription receipt agent pursuant to the Finco Financing.

Item 27: Material Contracts

The only contracts entered into by the Company that materially affect the Company or to which it will become a party on or prior to the date of this Application that can reasonably be regarded as material to a proposed investor in the Subordinate Voting Shares, other than contracts entered into in the ordinary course of business, are the Business Combination Agreement and pursuant to the Finco Financing, the Subscription Receipt Agreement and Agency Agreement, and the contracts described below.

The Business Combination Agreement is currently available on the Company's profile at www.sedar.com.

Listing Application - September 3, 2021	Page 74

Material Contract	Description
Credit Agreement dated as of December 22, 2020 among AIP Intermediate, LLC, AIP Borrower GP, LLC, AIP Borrower, LP, Goldman Sachs Lending Partners LLC, as administrative agent, and each of the lenders party to the agreement, as amended by the First Amendment to the Credit Agreement dated effective as of April 26, 2021.	Goldman Sachs made a term loan in the amount of US$43.3 million under the delayed draw term loan Credit Agreement to AIP Borrower, LP. The facility matures in December 2030 and is subject to customary restrictive covenants in favor of the lender.
AIP Holdco LP ("AIP Holdco") Amended & Restated Limited Partnership Agreement dated as of March 15, 2021 by and among Origination and EGI-DC II, LLC ("EGI") and Exchange Agreement dated as of March 15, 2021 by and among Origination, EGI and AIP Holdco.	In exchange for its existing units in Origination and its promissory note, EGI was granted preferred equity worth US$16.5 million in a subsidiary of Origination. Origination's obligation to fully redeem all of EGI's preferred equity units expires in January 2024. In April 2021, Origination issued EGI with an initial redemption notice for 6,670,000 units.

Item 28: Experts

Information relating to the Property in this Application is derived from the Reserves Report prepared for the Company's benefit, by Michael J. Verney (P. Eng.), Ardit Baboci (E.I.T.) and David G. Jenkinson (P. Geol.), of McDaniel & Associates Consultants Ltd., and has been included in reliance on such persons' expertise. To the Company's knowledge, each of Messrs. Verney, Baboci and Jenkinson is a "qualified reserves evaluator or auditor" as such term is defined in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. As at the date hereof, none of Messrs. Verney, Baboci and Jenkinson beneficially owns any securities of the Company.

Item 29: Other Material Facts

Trading in U.S. Dollars

The Company has requested that the Subordinate Voting Shares trade on the TSXV in U.S. dollars. See Item 5 - Description of the Business for a description of the Company and its U.S. operations.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below) relating to the ownership and disposition of Subordinate Voting Shares, but does not purport to be a complete analysis of all potential tax matters for consideration. The effects of tax laws, including by way of example only certain U.S. estate and gift tax laws, and any applicable State, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each instance in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Subordinate Voting Shares. Alpine has not sought and will not seek any rulings from the IRS, or an opinion from legal counsel, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of Subordinate Voting Shares.

Listing Application - September 3, 2021	Page 75

This discussion is limited to U.S. Holders and Non-U.S. Holders that hold Subordinate Voting Shares after giving effect to the Business Combination and that hold Subordinate Voting Shares as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder's particular circumstances, including the impact of the U.S. federal net investment income tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation holders who, or which, are:

• U.S. expatriates, former citizens of the U.S., or former long-term residents of the U.S.;

• subject to the alternative minimum tax or the tax on net investment income;

• holding Subordinate Voting Shares as part of a hedge, straddle, or as part of a conversion transaction or other integrated transaction;

• banks, insurance companies, other financial institutions, real estate investment trusts, or regulated investment companies;

• brokers, dealers or traders in securities or foreign currencies, or that use the mark-to-market method of accounting for U.S. federal income tax purposes;

• "controlled foreign corporations," "passive foreign investment companies," or corporations that accumulate earnings to avoid, or which has the result of avoiding, U.S. federal income tax;

• partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

• tax-exempt organizations, governmental organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

• deemed to sell Subordinate Voting Shares under the constructive sale provisions of the Code;

• required to accelerate the recognition of any item of gross income with respect to Subordinate Voting Shares as a result of such income being recognized on an applicable financial statement or are otherwise subject to special U.S. tax accounting rules;

• taxpayers which have a "functional currency" other than the U.S. dollar; and

• persons who hold or receive Subordinate Voting Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity treated as a partnership for U.S. federal income tax purposes holds Subordinate Voting Shares, the tax treatment of a partner (or other owner) in such partnership generally will depend on the status of the partner (or other owner), the activities of the entity treated as a partnership for U.S. federal income tax purposes, and certain determinations made at the partner (or other owner) level. Accordingly, entities treated as partnerships holding Subordinate Voting Shares and the partners (or other owners) in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ALPINE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Subordinate Voting Shares after giving effect to the Business Combination that is, for U.S. federal income tax purposes:

• an individual who is a U.S. resident (discussed below) or U.S. citizen;

Listing Application - September 3, 2021	Page 76

• a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any State within the U.S. or the District of Columbia;

• an estate the income of which is subject to U.S. federal income tax regardless of its source; or

• a trust that either (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

With respect to the first bullet point above, an individual is generally treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year, and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the "Substantial Presence Test"), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are generally treated for U.S. federal income tax purposes as if they were U.S. citizens.

Tax Classification as a U.S. Domestic Corporation

As a result of the Business Combination, pursuant to Section 7874(b) of the Code and the Treasury Regulations promulgated thereunder, notwithstanding that Alpine is organized under the provisions of the BCBCA, solely for U.S. federal income tax purposes, it is anticipated that Alpine will be treated as a U.S. domestic corporation.

Alpine anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from Alpine being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to Alpine that are not discussed in this summary.

Generally, Alpine will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is "U.S. source" or "foreign source") and will be required to file a U.S. federal income tax return annually with the IRS. Alpine anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of Alpine as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of Alpine in Canada. Accordingly, it is possible that Alpine will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Subordinate Voting Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that Alpine will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Considerations for U.S. Holders

Distributions

Distributions made on Subordinate Voting Shares generally will be included in a U.S. Holder's income as ordinary dividend income to the extent of the current and accumulated earnings and profits (determined under U.S. federal income tax principles) of the Company as of the end of the taxable year of the Company in which the distribution occurs. However, with respect to dividends received by certain non-corporate U.S. Holders (including individuals), such dividends are generally taxed at the applicable long-term capital gains rates (currently at a maximum tax rate of 20%), provided certain holding period and other requirements are satisfied.

Dividends generally will be subject to Canadian withholding tax. However, dividends will not constitute foreign source income for U.S. foreign tax credit limitation purposes because the Company, even though organized as a Canadian corporation, will be treated as a U.S. corporation for U.S. federal income tax purposes, as described above under the heading "Tax Classification as a U.S. Domestic Corporation". Therefore, U.S. Holders may not be able to claim a U.S. foreign tax credit for any Canadian withholding tax unless such U.S. Holders have sufficient other foreign source income.

Listing Application - September 3, 2021	Page 77

Distributions in excess of the current and accumulated earnings and profits of the Company will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in Subordinate Voting Shares and thereafter as capital gain from the sale or exchange of such Subordinate Voting Shares, which will be taxable according to rules discussed under the heading "Sale or Other Disposition," below. Dividends received by a corporate holder of Subordinate Voting Shares may be eligible for a dividends received deduction, subject to applicable limitations.

Sale or Other Taxable Disposition

Upon the sale or other taxable disposition of Subordinate Voting Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder's adjusted tax basis in Subordinate Voting Shares surrendered in exchange therefor. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period in Subordinate Voting Shares is more than one year at the time of the sale or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 20%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Foreign Tax Credit Limitations

Because it is anticipated that Alpine will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Subordinate Voting Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of Alpine as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by Alpine to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from Alpine. Similarly, to the extent a sale or disposition of the Subordinate Voting Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Subordinate Voting Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Subordinate Voting Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Listing Application - September 3, 2021	Page 78

Information Reporting and Backup Withholding

U.S. backup withholding (currently at a rate of 24%) is imposed upon certain payments to persons that fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Distributions to U.S. Holders will generally be exempt from backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishes an exemption. Alpine must report annually to the IRS and to each U.S. Holder the amount of distributions and dividends paid to that U.S. Holder and the proceeds from the sale or other disposition of Subordinate Voting Shares, unless such U.S. Holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will generally be allowed as a credit against such U.S. Holder's U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information and returns are timely furnished by such U.S. Holder to the IRS.

Tax Considerations for Non-U.S. Holders

Definition of a Non-U.S. Holder

For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of Subordinate Voting Shares after giving effect to the Business Combination that is neither a "U.S. Holder" nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions

Distributions of cash or property on Subordinate Voting Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from Alpine's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under "- Sale or Other Taxable Disposition" below.

Subject to the discussions under "- Information Reporting and Backup Withholding" and under "- FATCA" below, any dividend paid to a Non-U.S. Holder of Subordinate Voting Shares that is not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder's eligibility for the reduced rate. If a Non-U.S. Holder holds Subordinate Voting Shares through a financial institution or other agent acting on the Non-U.S. Holder's behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder's agent will then be required to provide such (or a similar) certification to Alpine, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a U.S. person. In such case, Alpine will not have to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Listing Application - September 3, 2021	Page 79

Sale or Other Taxable Disposition

Subject to the discussions under "- Information Reporting and Backup Withholding" and under "- FATCA" below, any gain realized on the sale or other disposition of Subordinate Voting Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

• the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);

• the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

• Alpine is or has been a "United States real property holding corporation (a "USRPHC") under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder's holding period for the Subordinate Voting Shares, in which case, subject to the exception discussed below, such gain will be subject to U.S. federal net income tax at graduated rates as if the gain or loss were effectively connected with the conduct of a U.S. trade or business.

A Non-U.S. Holder who has gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

In general, a corporation is a USRPHC if the fair market value of its "United States real property interests" ("USRPIs") equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. For purposes of these rules, a USRPI includes land, buildings and other improvements, growing crops and timber, and mines, wells and other natural deposits (including oil and gas properties and mineral deposits) located in the United States as well as equity interests in a USPRHC. In the event that Alpine is determined to be a USRPHC, gain will not be subject to tax as effectively connected with the conduct of a U.S. trade or business if a Non-U.S. Holder's holdings (actually and constructively) at all times during the applicable period described in the third bullet above constituted 5% or less of Alpine's common stock, provided that the Subordinate Voting Shares were "regularly traded on an established securities market" within the meaning of Section 897 of the Code (the "Regularly Traded Exception") during such period under the rules set forth in Treasury Regulations. Alpine believes that, upon completion of the Business Combination, it will be classified as a USRPHC and expects that it may be classified as a USRPHC for the foreseeable future. Alpine has applied to list its Subordinate Voting Shares on the TSXV and has applied to trade its Subordinate Voting Shares on the OTCQB. There can be no assurance that the Subordinate Voting Shares will satisfy the Regularly Traded Exception at any particular point in the future. Non-U.S. Holders should consult their own tax advisors regarding the consequences if Alpine is, has been, or will be a USRPHC.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Subordinate Voting Shares, Alpine must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

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With respect to sales or other dispositions of Subordinate Voting Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Subordinate Voting Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Subordinate Voting Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to FATCA (Sections 1471 through 1474 of the Code) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition (including certain distributions treated as a sale or other disposition) of, Subordinate Voting Shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any "substantial United States owners" (as defined in the Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on Subordinate Voting Shares. While these withholding obligations would also apply to payments of gross proceeds from a sale or other disposition of Subordinate Voting Shares, proposed Treasury Regulations, which state that taxpayers may rely on such proposed regulations until final regulations are issued, eliminate this requirement. Non-U.S. Holders should consult their own tax advisors with respect to the potential tax consequences of FIRPTA.

Item 30: Additional Information - Oil and Gas Applicants

See Item 5 - Description of the Business.

Item 31: Exemptions

Not applicable.

Item 32: Financial Statement Disclosure for Issuers

Red Pine's audited consolidated annual financial statements for the years ended March 31, 2021 and March 31, 2020 and unaudited consolidated interim financial statements for the three months ended June 30, 2021 are attached hereto as Schedule C. Origination's audited consolidated annual financial statements for years ended December 31, 2020 and December 31, 2019 and the period from inception (May 30, 2018) to December 31, 2018 and unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020 are attached hereto as Schedule D. The Company's unaudited pro forma financial statements for the three months ended June 30, 2021 and the year ended March 31, 2021 are attached hereto as Schedule E.

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Item 33: Significant Acquisitions

The Company has not completed any significant acquisition requiring disclosure under this item.

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Item 34: Certificates

Certificate of Applicant

Each of the undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

Dated September 3, 2021

"Craig Perry"	"Darren Moulds"

Craig Perry, Chief Executive Officer	Darren Moulds, Chief Financial Officer

"Richard Paolone"	"Matthew Fish"

Richard Paolone, Chief Executive Officer and Director of Red Pine	Matthew Fish, Chief Financial Officer and Director of Red Pine

Acknowledgment - Personal Information

The Company hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the Exchange of the Personal Information contained in or submitted pursuant to this Application for the purposes described in Appendix "A" to this Application.

"Darren Moulds"

Darren Moulds, Chief Financial Officer

Listing Application - September 3, 2021	Page 83

APPENDIX "A"

FORM 2B PERSONAL INFORMATION COLLECTION POLICY

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the "Exchange") collect the information contained in or submitted pursuant to Form 2B (which may include personal, confidential, non- public or other information) and use it for the following purposes:

• to conduct background checks,

• to verify the Personal Information that has been provided about each individual,

• to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,

• to consider the eligibility of the Applicant to list on the Exchange,

• to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to

• to detect and prevent fraud, and

• to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:

(a) to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b) on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c) as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers for the purposes described above.

Questions

If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

Schedule A: Equity Incentive Plan

See attached.

A-1

ALPINE SUMMIT ENERGY PARTNERS, INC.

2021 STOCK AND INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: SEPTEMBER 3, 2021

APPROVED BY THE COMPANY'S SHAREHOLDERS: MAY 25, 2021

EFFECTIVE AS OF: SEPTEMBER 7, 2021

Section 1.  Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors, independent contractors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

Section 2.  Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Dividend Equivalent granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 10(b).

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "Committee" shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan. At any time that the Company is an SEC registrant and is not a "foreign private issuer" for purposes of the Securities Act and the Exchange Act, the Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3.

(g) "Company" shall mean Alpine Summit Energy Partners, Inc., a British Columbia corporation, and any successor corporation.

(h) "Director" shall mean a member of the Board.

(i) "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

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(j) "Effective Date" shall mean the date the Plan is adopted by the Board, as set forth in Section 11.

(k) "Eligible Person" shall mean any employee, officer, Non-Employee Director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended. Any consultants or advisors must be natural persons and may not be engaged by the Company in connection with the offer or sale of securities in a capital-raising transaction, or to directly or indirectly promote or maintain a market for the Company's securities.

(l) "Exchange" shall mean the TSX Venture Exchange and any other exchange on which the Subordinate Voting Shares are or may be listed.

(m) "Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended.

(n) "Fair Market Value" with respect to one Share as of any date shall mean (i) if the Shares are listed on the TSX Venture Exchange or any established stock exchange, the price of one Share at the close of the regular trading session of such market or exchange on the last trading day prior to such date, and if no sale of Shares shall have occurred on such date, on the next preceding date on which there was a sale of Shares; (ii) if the Shares are not so listed on the TSX Venture Exchange or any established stock exchange, the average of the closing "bid" and "asked" prices quoted by the OTC Markets, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted "bid" and "asked" prices on such date, on the next preceding date for which there are such quotes for a Share; or (iii) if the Shares are not publicly traded as of such date, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto in accordance with Section 409A. The Fair Market Value of a Multiple Voting Share is equal to one hundred (100) times the Fair Market Value of a Subordinate Voting Share.

(o) "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(p) "Listed Security" means any security of the Company that is listed or approved for listing on a U.S. national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the U.S. Financial Industry Regulatory Authority (or any successor thereto).

(q) "Multiple Voting Share" shall mean the multiple voting shares of the Company, each of which carries 100 votes and is convertible, in certain limited circumstances, into 100 Subordinate Voting Shares.

(r) "Non-Employee Director" shall mean a Director who is not also an employee of the Company or any Affiliate.

(s) "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(t) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase Shares or Multiple Voting Shares.

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(u) "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(v) "Performance Award" shall mean any right granted under Section 6(d) of the Plan.

(w) "Person" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(x) "Plan" shall mean the Company's 2021 Stock and Incentive Plan, as amended from time to time.

(y) "Proportionate Voting Shares" shall mean the proportionate voting shares of the Company, each of which carries 1,000 votes and is convertible into Subordinate Voting Shares on a 1 for 1 basis.

(z) "Restricted Stock" shall mean any Share, or Multiple Voting Share, as applicable, granted under Section 6(c) of the Plan.

(aa) "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share, or a Multiple Voting Share, as applicable (or a cash payment equal to the Fair Market Value of a Share or a Multiple Voting Share, as applicable) at some future date, provided that in the case of Participants who are liable to taxation under the Tax Act in respect of amounts payable under this Plan, that such date shall not be later than December 31 of the third calendar year following the year services were performed in respect of the corresponding Restricted Stock Unit awarded.

(bb) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

(cc) "Section 409A" shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(dd) "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

(ee) "Share" or "Shares" shall mean Subordinate Voting Shares of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan).

(ff) "Shareholders" shall mean shareholders of the Company, including holders of Subordinate Voting Shares (or common shares prior to the re-designation of such shares as Subordinate) Voting Shares, Multiple Voting Shares and Proportionate Voting Shares, as applicable).

(gg) "Specified Employee" shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(hh) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

(ii) "Tax Act" means the Income Tax Act (Canada).

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(jj) "U.S. Award Holder" shall mean any holder of an Award who is a "U.S. person" (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States.

Section 3.  Administration

(a) Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law and the policies of the Exchange, the Committee shall have full power and authority to:

(i) designate Participants;

(ii) determine the type or types of Awards to be granted to each Participant under the Plan;

(iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award;

(iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to vesting, the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award;

(v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7;

(vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7;

(vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7;

(viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A;

(ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan;

(x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;

(xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and

(xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions.

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Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b) Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would cause the Plan not to comply with applicable policies of the Exchange or applicable corporate law.

(c) Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of all applicable securities rules and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d) Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under the Plan shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person's position with the Company.

Section 4.  Shares Available for Awards

(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, an aggregate of 6,213,263 Shares may be issued under all Awards under the Plan, provided that the maximum number of Shares available for issuance from treasury under this Plan in respect of Awards that are Options shall be not more than 3,358,521 Shares. References to the number of outstanding Shares hereunder includes the number of Shares issuable on conversion of all outstanding Multiple Voting Shares and Proportionate Voting Shares. The aggregate number of Shares that may be issued under all Awards under the Plan shall be reduced by Shares subject to Awards issued under the Plan in accordance with the Share counting rules described in Section 4(b) below.

(b) Counting Shares. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares (directly or upon the conversion of Multiple Voting Shares), the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

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(i) Shares Added Back to Reserve. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company (including, to the extent applicable, any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation on Awards or Shares covered by an Award that are settled in cash), or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan.

(ii) Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(iii) Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall be counted against the aggregate number of Shares available for Awards under the Plan and the terms of any such Awards shall be deemed to have been amended to the extent necessary to comply with the policies of the Exchange governing such Awards.

(c) Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, without the receipt of consideration by the Company, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, and (iii) the purchase price or exercise price with respect to any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(d) Additional Award Limitations. If, and so long as, the Company is listed on the TSX Venture Exchange:

(i) the aggregate Award or Awards granted to any one person in any one-year period shall not exceed 5% of the total number of Shares outstanding at the date of grant;

(ii) the aggregate Award or Awards granted to any consultant (as defined in the policies of the TSX Venture Exchange) in any one-year period shall not exceed 2% of the total number of Shares outstanding at the date of grant;

(iii) Options are the only Awards that may be granted to persons retained to provide investor relations activities (as defined in the policies of the TSX Venture Exchange) and the aggregate number of Options granted shall not exceed 2% of the total number of Shares in any one-year period, calculated at the date of such grant, and any Options must vest in stages of a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period;

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(iv) for Options granted to employees, consultants or management company employees (as defined in the policies of the TSX Venture Exchange), the Company and the optionee are responsible for ensuring and confirming that the optionee is a bona fide employee, consultant or management company employee, as the case may be; and

(v) the Award limitations in this Section 4(d) shall apply to the aggregate Award or Awards granted to Participants, even if such Awards do not entitle the holder thereof to receive or purchase Shares and such Awards are not counted against the aggregate number of Shares available for Awards under the Plan.

Section 5.  Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term, as used herein, includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 6.  Awards

(a) Options. The Committee is hereby authorized to grant Options to acquire Shares or Options to acquire Multiple Voting Shares to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan, as the Committee shall determine:

(i) Exercise Price. The purchase price per Share, or per Multiple Voting Share, as applicable, purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share, or Multiple Voting Share, as applicable, on the date of grant of such Option; provided, however, that for Eligible Persons who are not residents of Canada for purposes of the Tax Act and not subject to taxation under the Tax Act with respect to such Option, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate, and further provided, however, that any adjustments to the number of shares and the purchase price must be made in accordance with Code Section 409A and any adjustments with respect to Incentive Stock Options must be made in accordance with Code Section 424.

(ii) Option Term. The term of each Option shall be fixed by the Committee at the date of grant and shall not be longer than 10 years from the date of grant; provided, however, that any Options held by an Eligible Person who ceases to be an Eligible Person must only be exercisable to the extent that the Options are entitled to be exercised and only for a reasonable period following the date that the Eligible Person ceases to be in such role as determined by the Committee and which shall not exceed 12 months. Notwithstanding the foregoing, in the event that the expiry date of an Option held by an Eligible Person falls within a trading blackout period imposed by the Company (a "Blackout Period"), and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company's securities, then, except with respect to Incentive Stock Options the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period.

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(iii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms, including, but not limited to, cash, Shares (actually or by attestation), other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made; provided, however, that if, and so long as, cashless exercises are not permitted by the policies of the Exchange, the only method and form of payment of the exercise price shall be cash, bank draft or certified cheque.

(A) Promissory Notes. Notwithstanding the foregoing, in no circumstances shall the Committee permit payment of the exercise price, either in whole or in part, with a promissory note.

(B) Net Exercises. Provided the policies of the Exchange permit an Option to be exercised on a cashless basis, the Committee may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares, or Multiple Voting Shares, as applicable, having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Fair Market Value of the Shares, or Multiple Voting Shares, as applicable, underlying the Option being exercised on the date of exercise, over the exercise price of the Option for such Shares, or Multiple Voting Shares, as applicable.

(iv) Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A) To the extent that the aggregate Fair Market Value as of the Date of Grant of the Shares, or Multiple Voting Shares, as applicable, for which Incentive Stock Options are exercisable for the first time in any calendar year (under all plans of the Company) exceeds US$100,000, such excess Incentive Stock Options shall be treated as Non-Qualified Stock Options.

(B) Subject to adjustment pursuant to Section 4(c), the maximum number of Shares that may be issued pursuant to Incentive Stock Options during the term of the Plan shall not exceed 3,358,521 Shares.

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(C) All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the Shareholders.

(D) Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than ten years after the date of grant, provided that in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five (5) years after the date of grant.

(E) The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share, or a Multiple Voting Share, as applicable, on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Affiliates, the purchase price per Share, or per Multiple Voting Share, as applicable, purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share, or a Multiple Voting Share, as applicable, on the date of grant of the Incentive Stock Option.

(F) Notwithstanding any other provision in the Plan, an Incentive Stock Option shall not be transferred, assigned, pledged, or hypothecated or otherwise disposed of by the Participant except by will or the laws of descent and distribution. An Incentive Stock Option may be exercised during the Participant's lifetime only by the Participant. Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(b) Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share, or the Fair Market Value of one Multiple Voting Share, as applicable, on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share, or the Fair Market Value of one Multiple Voting Share, as applicable, on the date of grant of the Stock Appreciation Right; provided, however, that, subject to applicable law and stock exchange rules, the Committee may designate a grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate; and further provided, however, that any adjustments to the number of shares and the purchase price must be made in accordance with Code Section 409A. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall be subject to the same limitations in Section 6(a)(iii) applicable to Options); provided; however, that if, and so long as, the Company is listed on the TSX Venture Exchange all Stock Appreciation Rights shall be settled in cash. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

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(c) Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan and the policies of the Exchange as the Committee shall determine:

(i) Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(e).

(ii) Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the stock transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. Unless otherwise provided for in an Award Agreement, in the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Unless otherwise provided in any Award Agreement, upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(iii) Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant's termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by such Participant at such time shall be forfeited and reacquired by the Company for cancellation at no cost to the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(d) Performance Awards. The Committee is hereby authorized to grant Performance Awards to Eligible Persons. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Shares or Multiple Voting Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee.

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(e) Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares, or Multiple Voting Shares or Proportionate Voting Shares, as applicable, with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

(f) General.

(i) Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii) Limits on Transfer of Awards. Except as otherwise provided by the Committee in its discretion and subject to such additional terms and conditions as it determines, no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Where the Committee does permit the transfer of an Award other than a fully vested and unrestricted Share, such permitted transfer shall be for no value and in accordance with all applicable securities rules. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death, provided that the period during which they can do so must not exceed one year from such Participant's death.

(iii) Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

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(iv) Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Shareholders (and disinterested Shareholders, as applicable) and applicable stock exchange approval, seek to effect any repricing of any previously granted, "underwater" Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right and granting either (A) replacement Options or Stock Appreciation Rights having a lower exercise price; or (B) Restricted Stock, Restricted Stock Units or Performance Award in exchange; or (iii) cancelling or repurchasing the underwater Option or Stock Appreciation Right for cash or other securities. An Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Shares, or Multiple Voting Shares, as applicable, covered by such Award is less than the exercise price of the Award.

(v) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Further, to the extent that any Award constitutes "deferred compensation" under Section 409A and applicable guidance thereunder, any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee's separation from service (or if earlier, upon the Specified Employee's death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. To the extent that any Award is subject to Section 409A, any ambiguity in the terms of such Award will be construed and administered in accordance with Section 409A.

(vi) Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a change-in-control event, unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such change-in-control event.

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vii) Termination. Notwithstanding the authority of the Committee to determine the terms relating to the forfeiture of any Award, all Awards (whether vested or unvested, as applicable) shall terminate and expire within a maximum of 12 months after the Participant ceases to be Eligible Person.

Section 7.  Amendment and Termination; Corrections

(a) Amendments to the Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities commission, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with policies of the Exchange. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholders in order to:

(i) amend the Plan to fix typographical errors; or

(ii) amend the Plan to clarify existing provisions provided such amendments do not have the effect of altering the scope, nature an intent of such provisions, which includes amendments that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A or the Tax Act), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof.

Notwithstanding the foregoing and for greater certainty, prior approval of the Shareholders (and disinterested Shareholders, as applicable) shall be required for any amendment to the Plan or an Award that would:

(i) require shareholder approval under the rules or regulations of the Exchange;

(ii) increase the number of Shares authorized under the Plan as specified in Section 4 of the Plan;

(iii) increase the maximum number of Shares that may be issued pursuant to Incentive Stock Options;

(iv) permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(f)(iv) of the Plan, provided that disinterested Shareholder approval shall be required to reprice Options held by insiders (as defined in the policies of the Exchange) and such exercise price shall not be lower than the discounted market price (as defined in the policies of the Exchange);

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(v) permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Section 6(a)(i) and Section 6(b) of the Plan;

(vi) permit Options to be transferable other than as provided in Section 6(f)(ii);

(vii) amend this Section 7(a); or

(viii) increase the maximum term permitted for Options and Stock Appreciation Rights as specified in Section 6(a) and Section 6(b) or extend the terms of any Options beyond their original expiry date.

(b) Corporate Transactions. In the event of any reorganization, merger, consolidation, split- up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i) either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this

Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant's rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii) that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) that, subject to Section 6(f)(vi), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv) that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

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Section 8.  Income Tax Withholding

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant arising from the grant, vesting, exercise or payment of any Award and payment is to be made in a manner satisfactory to the Company. Without limiting the foregoing, in order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, and provided that such arrangements comply with the policies of the Exchange, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations under ASC Topic 718 to avoid adverse accounting treatment) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9.  U.S. Securities Laws

Neither the Awards nor the securities which may be acquired pursuant to the exercise of the Awards have been registered under the Securities Act or under any securities law of any state of the United States of America and the Awards and the securities which may be acquired pursuant to the exercise of the Awards issued to a U.S. Award Holder will be considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the Securities Act and any Shares shall be affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the Securities Act in respect of any of the Awards or the securities underlying the Awards, which could result in such U.S. Award Holder not being able to dispose of any Shares issued on exercise of Awards for a considerable length of time. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

Section 10. General Provisions

(a) No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

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(c) Income Tax. With respect to any Award granted to a Participant who is subject to taxation under the provisions of the Tax Act in respect of such Award, the Committee shall have the right, but not the obligation, to take account of Canadian income tax considerations in determining the terms and conditions of the Award or any other amendment thereto.

(d) Provision of Information. At least annually, copies of the Company's balance sheet and income statement for the just completed fiscal year shall be made available to each Participant and purchaser of shares upon the exercise of an Award; provided, however, that this requirement shall not apply if all offers and sales of securities pursuant to the Plan comply with all applicable conditions of Rule 701 under the Securities Act. The Company shall not be required to provide such information to key persons whose duties in connection with the Company assure them access to equivalent information

(e) Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control, unless the Award Agreement expressly overrides the terms of the Plan.

(f) No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(c)(i) or Section 6(e), neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a Shareholder with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(g) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(h) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(i) Governing Law. The internal law, and not the law of conflicts, of the Province of British Columbia and the federal law of Canada applicable therein shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

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(j) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(k) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(l) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(m) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(n) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 11. Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule.

Section 12. Effective Date of the Plan

The Plan was adopted by the Board on September 3, 2021 and approved by the Shareholders on May 25, 2021, as is effective as of September 7, 2021.

Section 13. Term of the Plan

No Award shall be granted under the Plan, and the Plan shall terminate, on the earlier of (i) September 7, 2031 or the tenth anniversary of the effective date of the Plan, or any earlier date of discontinuation or termination established pursuant to Section 7(a) of the Plan. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

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ADDENDUM A

Alpine Summit Energy Partners, Inc. 2021 Stock and Incentive Plan

(California Participants)

Prior to the date, if ever, on which the Shares becomes a Listed Security and/or the Company is subject to the reporting requirements of the Exchange Act, the terms set forth herein shall apply to Awards issued to California Participants. "California Participant" means a Participant whose Award is issued in reliance on Section 25102(o) of the California Corporations Code. All capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Plan.

1. The following rules shall apply to any Option in the event of termination of the Participant's service to the Company or an Affiliate:

(a) If such termination was for reasons other than death, "Permanent Disability" (as defined below), or cause, the Participant shall have at least 30 days after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Option be exercisable after the expiration of the term as set forth in the Option Agreement.

(b) If such termination was due to death or Permanent Disability, the Participant shall have at least 6 months after the date of such termination to exercise his or her Option to the extent the Participant is entitled to exercise on his or her termination date, provided that in no event shall the Option be exercisable after the expiration of the term as set forth in the Option Agreement.

"Permanent Disability" for purposes of this Addendum shall mean the inability of the Participant, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of the Participant's position with the Company or any Affiliate because of the sickness or injury of the Participant.

2. Notwithstanding anything to the contrary in Section 4(c) of the Plan, the Committee shall in any event make such adjustments as may be required by Section 25102(o) of the California Corporations Code.

3. Notwithstanding anything stated herein to the contrary, no Option shall be exercisable on or after the 10th anniversary of the date of grant and any Award Agreement shall terminate on or before the 10th anniversary of the date of grant.

4. The Company shall furnish summary financial information (audited or unaudited) of the Company's financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each California Participant during the period such Participant has one or more Awards outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Company shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701.

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5. The Plan or any increase in the maximum aggregate number of Shares issuable thereunder as provided in Section 4(a) (the "Authorized Shares") shall be approved by a majority of the outstanding securities of the Company entitled to vote by the later of (a) a period beginning twelve (12) months before and ending twelve (12) months after the date of adoption thereof by the Board or (b) the first issuance of any security pursuant to the Plan in the State of California (within the meaning of Section 25008 of the California Corporations Code). Awards granted prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such Awards shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, a foreign private issuer, as defined by Rule 3b-4 of the Exchange Act of 1934 shall not be required to comply with this paragraph provided that the aggregate number of persons in California granted options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

6. Notwithstanding anything stated herein to the contrary, all Awards must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the Shareholders.

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Schedule B: DSU Plan

See attached.

B-1

ALPINE SUMMIT ENERGY PARTNERS, INC.

DEFERRED SHARE UNIT PLAN

ADOPTED BY THE BOARD OF DIRECTORS: SEPTEMBER 3, 2021

APPROVED BY THE COMPANY'S SHAREHOLDERS: MAY 25, 2021

EFFECTIVE AS OF: SEPTEMBER 7, 2021

Section 1.  Purpose

The purpose of this Plan is to strengthen the alignment of interests between the Eligible Directors and the shareholders of the Company by linking a portion of annual compensation, as determined by the Committee from time to time, to the future value of the Shares. In addition, the Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and its Affiliates, it being generally recognized that the Plan aids in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Shares.

Section 2.  Definitions and Interpretation

(a) Definitions: As used in this Plan, the following terms shall have the meanings set forth below:

(i) "Affiliate" shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company.

(ii) "Associate" has the meaning ascribed to such term in the policies of the Exchange, as may be amended from time to time.

(iii) "Blackout Period" means any period imposed by the Company pursuant to its disclosure, confidentiality and trading policy or otherwise, during which its officers, directors, employees and Insiders may be restricted from trading in securities of the Company.

(iv) "Board" means the board of directors of the Company.

(v) "Code" means the United States Internal Revenue Code of 1986, as amended.

(vi) "Change of Control" means the occurrence of any one or more of the following events:

(A) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another company or other entity, as a result of which the holders of Shares (on an as-converted basis) prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(B) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Affiliates which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Affiliate in the course of a reorganization of the assets of the Company and its Affiliates;

(C) a resolution is adopted to wind-up, dissolve or liquidate the Company;

(D) any person, entity or group of persons or entities acting jointly or in concert (an "Acquirer") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or Affiliates of the Acquirer to cast or to direct the casting of 50% or more of the votes attached to all of the Company's outstanding Shares (on an as-converted basis) which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors); or

(E) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, "Voting Securities" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(vii) "Committee" means the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan.

(viii) "Company" means Alpine Summit Energy Partners, Inc., a British Columbia corporation, and any successor corporation.

(ix) "Deferred Share Unit" or "DSU" means the agreement by the Company to pay, and the right of the Eligible Director to receive, a DSU Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(x) "Director" means a member of the Board from time to time.

(xi) "Director Remuneration" means all amounts payable to an Eligible Director by the Company in respect of the services to be provided to the Company by the Eligible Director as a member of the Board or a member of the board of an Affiliate in a year, including the annual base retainer fee for serving as a director, the annual retainer fee for chairing the Board or a committee of the Board, the fees paid to directors for attendance at meetings of the Board or committees of the Board; and travel allowance fees paid to attend meetings and/or site visits, provided that it does not include amounts received by an Eligible Director as reimbursement for expenses.

(xii) "DSU Grant Date" means the date that Deferred Share Units are credited to the Eligible Director's notional account in the register maintained by the Company for DSU awards as contemplated in Section 3(c) of the Plan. Unless otherwise determined by the Committee, DSUs will be granted on at least an annual basis, such DSUs representing compensation for services to be performed in such fiscal year.

(xiii) "DSU Grant Letter" has the meaning ascribed thereto in Section 4(d).

(xiv) "DSU Payment" means, subject to any adjustment in accordance with Error! Reference source not found., the issuance to an Eligible Director of one previously unissued Share or cash equivalent for each whole vested Deferred Share Unit credited to such Eligible Director as determined by the Committee in its sole discretion.

(xv) "Eligible Director" means a person who is a bona fide Director, or a member of the board of directors of any Affiliate of the Company, and who, at the relevant time, is not otherwise an employee or a consultant of the Company or of any Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such board(s) of directors and is not otherwise an employee or a consultant of the Company or of any Affiliate.

(xvi) "Exchange" means the TSX Venture Exchange and any other Exchange on which the Shares are or may be listed.

(xvii) "Insider" means: (A) an insider as defined in the policies of the Exchange, as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (B) an Associate of any person who is an insider by virtue of (C).

(xviii) "Market Value" means the last closing price of the Shares on the Exchange immediately prior to the date as at which Market Value is determined. If the Shares are not trading on the Exchange, then the Market Value shall be determined based on the last closing price of the Shares on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee on the date as of which Market Value is determined. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

(xix) "Multiple Voting Share" shall mean the multiple voting shares of the Company, each of which carries 100 votes and is convertible, in certain limited circumstances, into 100 Shares.

(xx) "Plan" means this Deferred Share Unit plan, as the same may be amended from time to time.

(xxi) "Proportionate Voting Shares" shall mean the proportionate voting shares of the Company, each of which carries 1,000 votes and is convertible into Shares on a 1 for 1 basis.

(xxii) "Section 409A" means section 409A of the Code and applicable regulations and guidance thereunder.

(xxiii) "Separation from Service" means a separation from service as defined under Section 409A of the Code.

(xxiv) "Shareholders" means shareholders of the Company, including holders of Shares (or common shares prior to the re-designation of such shares as Subordinate Voting Shares), Multiple Voting Shares and Proportionate Voting Shares, as applicable).

(xxv) "Shares" means the Subordinate Voting Shares of the Company.

(xxvi) "Termination Date" means the earlier of (i) the actual date of termination of the directorship of the Eligible Director, as applicable, and does not include any period during which the Eligible Director is in receipt of or is eligible to receive any statutory, contractual or common law notice or compensation in lieu thereof or severance payments following the actual date of termination or resignation, (ii) the date of the death of the Eligible Director, or (iii) the date on which the Eligible Director is determined to be totally disabled and is removed from the Board, provided that with respect to U.S. Taxpayers, Termination Date means the date of the Director's Separation from Service.

(xxvii) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

(xxviii) "U.S. DSU Holder" shall mean any holder of Deferred Share Units who is a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or who is holding or redeeming Deferred Share Units in the United States.

(xxix) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

(xxx) "U.S. Taxpayer" means an Eligible Director whose DSUs are subject to income tax under the Code.

(xxxi) "year" means a calendar year unless otherwise specified.

(b) Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

(c) Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

(d) References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(e) Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to Canadian dollars.

Section 3.  Administration

(a) Power and Authority of the Committee: Subject to regulatory requirements, the Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken, and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Eligible Director and the Company.

(b) Indemnification: No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. The Committee is hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

(c) Record Keeping: The Company shall maintain a register in which the following shall be recorded for each Eligible Director:

(i) the name and address of each Eligible Director in the Plan;

(ii) the number of Deferred Share Units granted to each Eligible Director under the Plan;

(iii) the number of Deferred Share Units credited to an Eligible Director pursuant to Section 4(e) of the Plan;

(iv) the date on which Deferred Share Units were granted or credited to an Eligible Director; and

(v) the date of DSU Payment.

(d) Determination of Eligible Directors and Participation: The Committee shall from time to time determine the Eligible Directors to whom Deferred Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Eligible Director to the success of the Company and any other factors which the Committee deems appropriate and relevant..

Section 4.  Deferred Share Unit Plan

(a) Deferred Share Unit Plan: A Deferred Share Unit Plan is established for Eligible Directors.

(b) Shares Available for Issuance: Subject to adjustment as provided in Section 5(f) of the Plan, an aggregate of 503,778 Shares may be issued under all Deferred Share Units granted under this Plan. References in the Plan to the number of outstanding Shares includes the number of Shares issuable on conversion of all outstanding Multiple Voting Shares and Proportionate Voting Shares. The aggregate number of Shares that may be issued under DSUs granted under the Plan shall be reduced by Shares subject to DSUs already granted under the Plan, and if any Shares covered by Deferred Share Units are settled in cash or otherwise terminated or cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Deferred Share Units under the Plan.

(c) Grant of Deferred Share Units: Unless otherwise determined by the Committee and subject to the terms of the Plan, each Eligible Director shall be issued on each DSU Grant Date, that number of Deferred Share Units having a value equal to the portion (which may be expressed as a percentage or may equal 100%) of the Director's Remuneration payable to such Eligible Director for the current fiscal year (the "Entitlement"), as determined by the Committee from time to time. More specifically, the number of Deferred Share Units to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value on the DSU Grant Date. Notwithstanding any of the foregoing, the Committee shall have the authority, subject to applicable securities laws and Exchange policies, to make any special grants of Deferred Share Units to Eligible Directors in such numbers, and at any time as the Committee may deem appropriate, including special DSU grants to new Eligible Directors appointed from time to time.

(d) Deferred Share Unit Letter: Each grant of Deferred Share Units under the Plan shall be evidenced by a letter of the Company, in the form attached as Schedule "A", signed in acknowledgement by the Eligible Director (a "DSU Grant Letter"). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical, and may vary for each Eligible Director. To the extent that there is any inconsistency between the Plan and the DSU Grant Letter or any other communications, the Plan shall prevail unless the terms of the Plan are expressly overridden in the DSU Grant Letter.

(e) Dividends: Subject to the absolute discretion of the Committee, in the event that a dividend (other than stock dividend) is declared and paid by the Company on Shares, the Committee may elect to credit each Eligible Director with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing (i) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units outstanding in the Eligible Director's account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (ii) the Market Value of a Share on the date on which such dividends were paid by the Company.

(f) Payment Obligations with Respect to Deferred Share Units:

(i) As soon as practicable following the Termination Date for each Eligible Director, and subject to Section 5 of the Plan, the Company shall (A) issue to such Eligible Director one previously unissued Share for each vested outstanding Deferred Share Unit held by such Eligible Director on the Termination Date, or (ii) subject to the discretion of the Committee, an amount in cash equivalent to the number of outstanding Deferred Share Units held by such Eligible Director multiplied by the Market Value on the Termination Date, for such Eligible Director. Notwithstanding the foregoing, in the unlikely event that an Eligible Director who is a U.S. Taxpayer is determined to be a "specified employee" as defined under Section 409A on the director's Termination Date (i.e. the date of Separation from Service) then settlement of such U.S. Taxpayer's DSUs will be delayed until the date that is six months and one day following the date of Separation from Service, or upon such U.S. Taxpayer's death, if earlier.

(ii) Fractional Deferred Share Units shall be cancelled.

(iii) Since it is expected that Deferred Share Units will be granted to each Eligible Director with reference to his or her remuneration for a year, in the event such Eligible Director resigns or is otherwise no longer an Eligible Director, during such year, such Deferred Share Units will only partially vest and the Eligible Director will only be entitled to a pro-rated DSU Payment in respect of such Deferred Share Units based on the number of days in such year that the Eligible Director was an Eligible Director in such year.

(iv) Notwithstanding this Section 4(f) or any other provision of the Plan, if a U.S. Taxpayer is also subject to Canadian income tax with respect to his or her Deferred Share Units, and if a payment in settlement of the Deferred Share Units of such U.S. Taxpayer is required as a result of his or her Separation from Service, but such payment would not comply with paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), and the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Section 409A and paragraph 6801(d) of the Regulations, then such payment will be made to a trustee to be held in trust for the benefit of the U.S. Taxpayer in a manner that causes the payment to be included in the U.S. Taxpayer's income under the Code and does not violate paragraph 6801(d) of the Regulations, and the amount shall thereafter be paid out of the trust at such time and in such manner as complies with the requirements of the Regulations and the Income Tax Act (Canada). Further, if a payment in settlement of DSUs of an Eligible Director who is U.S. Taxpayer would be required to be made to comply with paragraph 6801(d) of the Regulations but would violate Section 409A, and if the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Section 409A and paragraph 6801(d) of the Regulations, then the U.S. Taxpayer shall forfeit the DSUs without compensation therefore.

(g) Settlement of DSUs following a Change of Control: If there is a Change of Control that results in the termination of an Eligible Director's directorship, all Deferred Share Units credited to such Eligible Director shall immediately vest on the date of such Change of Control notwithstanding any stated vesting period, and shall be settled at the time and in the manner designated in Section 4(f) of the Plan. In any event, upon a Change of Control, Eligible Directors shall not be treated any more favorably than Shareholders with respect to the consideration that the Eligible Directors would be entitled to receive for their Shares.

(h) Blackout Period: If the date on which the Company shall issue Shares to the Eligible Director in accordance with Section 4(f) of the Plan occurs during a Blackout Period applicable to the Eligible Director, the Company shall issue or deliver such Shares to the Eligible Director on or as soon as practicable after the 10th trading day following the end of the Blackout Period, provided that for U.S. Taxpayers such issuance will not be delayed beyond a date that would be permitted under Section 409A without imposition of additional taxes resulting from failure to comply with Section 409A

(i) Compliance with U.S. Securities Laws.

(i) Neither the Deferred Share Units granted hereunder nor the Shares which may be acquired pursuant to the redemption thereof have been registered under the U.S. Securities Act or under any securities law of any state of the United States and are considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and any Shares issued to a U.S. DSU Holder shall be affixed with an applicable restrictive legend as set forth in the form of DSU Grant Letter. The Deferred Share Units may not be offered, sold pledged or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or pursuant to available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Deferred Share Units granted hereunder or the Shares underlying such Deferred Share Units, which could result in such U.S. DSU Holder not being able to dispose of any Shares directly issued by the Company upon redemption of the Deferred Share Units for a considerable length of time. Each U.S. DSU Holder or anyone who becomes a U.S. DSU Holder, who is granted Deferred Share Units pursuant to this Plan in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States will be required to complete an award agreement as set forth in the DSU Grant Letter which sets out the applicable United States restrictions.

(ii) Notwithstanding any provisions contained in the Plan to the contrary, the following terms shall apply to all such Deferred Share Units granted to residents of the State of California:

(A) Unless determined otherwise by the Committee, the Deferred Share Units may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Eligible Director, only by the Eligible Director. If the Committee makes the Deferred Share Units transferable, such Deferred Share Units may only be transferred (1) by will, (2) by the laws of descent and distribution, or (3) as permitted by Rule 701 of the U.S. Securities Act.

(B) No Deferred Share Units shall be granted to a resident of California more than ten years after the earlier of the date of adoption of the Plan or the date the Plan is approved by the Shareholders.

(C) In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, including but not limited to dividend equivalents, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spinoff, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Committee, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Deferred Share Unit; provided, however, that the Committee will make such adjustments to Deferred Share Units required by Section 25102(o) of the California Corporations Code to the extent the Company is relying upon the exemption afforded thereby with respect to the Deferred Share Units.

(D) The Company shall furnish summary financial information (audited or unaudited) of the Company's financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each Eligible Director in California during the period such Eligible Director has one or more Deferred Share Unit outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Eligible Director owns such Shares; provided, however, the Company shall not be required to provide such information if (1) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (2) the Plan or any agreement complies with all conditions of Rule 701 of the U.S. Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a "family member" as that term is defined in Rule 701 of the U.S. Securities Act.

(E) If the aggregate number of Persons in the State of California granted options under all option plans and agreements and issued securities under all purchase and bonus plans and agreements of the Company, including but not limited to this Plan, exceeds thirty-five (35), then this Plan must be approved by a majority of the Shareholders by the later of (1) within 12 months before or after the Plan is adopted or (2) prior to or within 12 months of the issuance of any Shares under the Plan or DSU Grant Letter in the State of California. Any issuance of the Shares pursuant to this Plan before Shareholder approval is obtained must be rescinded if Shareholder approval is not obtained in the manner described in the preceding sentence. Such issued Shares shall not be counted in determining whether such approval is obtained.

(j) Additional Limitations. If, and so long as the Company is listed on the TSX Venture Exchange:

(i) the maximum number of Deferred Share Units that may be granted to any one Eligible Director under this Plan, together with awards granted under any other share compensation arrangements, within any one year period shall be 5% of the total number of Shares outstanding at the date of grant;

(ii) the maximum number of Deferred Share Units that may be granted to insiders under this Plan, together with awards granted under any other share compensation arrangements, within any one year period shall be 10% of the total number of Shares outstanding at the date of grant; and

(iii) Deferred Share Units shall not be granted to person retained to provide investor relations activities or to consultants (as such terms are defined in the policies of the TSX Venture Exchange).

Section 5.  Withholding Taxes

(a) Withholding Taxes: The Company or any of its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any of its Affiliates are required to withhold by any law or regulation of any governmental authority whatsoever, and, without limiting the generality of the foregoing, may effect such withholding through (i) the withholding of all or any portion of any payment due to the applicable Eligible Director; (ii) the withholding and sale, for and on behalf of the applicable Eligible Director, of the minimum number of Shares to be issued under the Plan sufficient to satisfy such withholding obligation of the Company's or the Affiliate; or (iii) withholding of all or any portion of any issuance of Shares to be made to the Eligible Director, until such time as the Eligible Director has paid the Company or its Affiliates any amount which the Company and its Affiliates are required to withhold with respect to such taxes.

Section 6.  General

(a) Effective Time of Deferred Share Unit Plan: The Plan shall remain in effect until it is terminated by the Committee.

(b) Amendment of the Deferred Share Unit Plan: The Committee may, at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, and undertaken in a manner that will not result in adverse tax consequences for U.S. Taxpayers under Section 409A, including without limitation:

(i) amendments to fix typographical errors; or

(ii) amendments to clarify existing provisions provided such amendments do not have the effect of altering the scope, nature an intent of such provisions, which includes amendments necessary or advisable because of any change in applicable securities laws, provided that,

(iii) any amendment shall not alter the terms or conditions of any Deferred Share Unit or impair any right of any holder of Deferred Share Units pursuant to any Deferred Share Unit grant prior to such amendment; and

(iv) no amendment shall be made which prevents the Plan from continuously meeting the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor provision thereto.

Notwithstanding the foregoing and for greater certainty, prior approval of the Shareholders (and disinterested Shareholders, as applicable) shall be required for any amendment to the Plan that would require shareholder approval under the rules or regulations of the Exchange.

(c) Plan Termination. The Committee may decide to discontinue granting awards under the Plan at any time in which case no further Deferred Share Units shall be awarded or credited under Section 4(d) of the Plan. Any Deferred Share Units which remain outstanding in an Eligible Director's account at that time shall continue to be dealt with according to the terms of the Plan. For greater certainty, dividend equivalents may continue to be awarded, as appropriate, in respect of such outstanding Deferred Share Units pursuant to Section 4(e) of the Plan. The Plan shall terminate when all payments owing pursuant to Section 4(f) of the Plan have been made and all Deferred Share Units have been cancelled in all Eligible Directors' accounts.

(d) General Restrictions and Assignment: Except as required by law, the rights of an Eligible Director under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Eligible Director.

(e) Rights as a Director: No holder of any Deferred Share Units shall have any rights as a Shareholder at any time. Nothing in the Plan shall confer on any Eligible Director the right to continue as a Director of the Company or as a Director of any Affiliate of the Company or interfere with the right to remove such Director.

(f) Adjustment in Number of Shares Underlying the Deferred Share Units: In the event there is any change in the Shares, whether by reason of a stock dividend, stock split, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in the number of Shares subject to or underlying any Deferred Share Units. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan. However, if there is an increase in the number of Shares outstanding for any reason other than by reason of a stock dividend, stock split, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Shares or the issuance of Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Shares that an Eligible Director may receive under his or her DSU Grant Letter and no adjustment to the number of Shares available under the Plan.

(g) Unfunded Plan: The Plan shall be unfunded and unsecured. The Company's obligations hereunder shall constitute a general, unsecured obligation, payable solely out of its general assets, and no holder of any Deferred Share Units or other person shall have any right to any specific assets that may at any time be represented by the amounts credited with respect to Deferred Share Units hereunder. Neither the Company nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Company pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Company or any Affiliate.

(h) No Representation or Warranty: The Company makes no representation or warranty as to the future market value of any Deferred Share Units issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Director to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

(i) Compliance with Applicable Law: If any provision of the Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding anything to the contrary in the Plan, all grants hereunder are subject to applicable securities laws, and no securities may be issued hereunder unless permitted by all applicable securities laws. As a condition to any grant hereunder or the receipt of securities pursuant thereto, an Eligible Director may be required to deliver evidence reasonably requested by the Company in order to confirm to the Company's satisfaction that such Eligible Director is eligible to receive securities hereunder.

(j) DSU Payments: Notwithstanding anything to the contrary in this Plan, all DSU Payments to be made to an Eligible Director pursuant to Section 4(f) shall be made following the Eligible Director's Termination Date before December 31st of the calendar year following the year in which the Eligible Director's Termination Date occurs, provided that all payments made with respect to DSUs of U.S. Taxpayers must be made by December 31st of the year in which the Eligible Director's Separation from Service occurs, or if later, the date that is two and one-half (2 ½) months after the date of such Separation from Service, subject to the requirement to delay payment for "specified employees" as provided in Section 4(f)(i) of the Plan.

(k) Governing Law: This Plan shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

(l) Effective Date of the Plan. The Plan was adopted by the Board on September 3, 2021 and approved by the Shareholders on May 25, 2021, and is effective as of September 7, 2021.

SCHEDULE "A"

ALPINE SUMMIT ENERGY PARTNERS, INC.

DEFERRED SHARE UNIT GRANT LETTER

This Deferred Share Unit grant letter is entered into between Alpine Summit Energy Partners, Inc. (the "Company") and the Eligible Director named below pursuant to the Company's deferred share unit plan (the "Plan"), a copy of which is incorporated by reference herein, and confirms the following Deferred Share Unit grant on the terms set out below and as further set out in the Plan:

Eligible Director:

Address of Eligible Director:

Deferred Share Unit Grant:

Grant Date:

Vesting:

Conditions, Restrictions, Performance, Objectives and/or

Limitations, if any:

By receiving and accepting the Deferred Share Unit award, the Eligible Director acknowledges that:

1. I have received a copy of the Plan, I have read and understand the it, and I agree to the terms and conditions of the Plan and this Deferred Share Unit grant letter;

2. The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable settlement date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account under the Plan.

3. I may be liable for income tax when Deferred Share Units are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of applicable withholding taxes (including, without limitation, applicable source deductions). I understand that the Company is making no representation to me regarding taxes applicable to me under the Plan and I will confirm the tax treatment with my own tax advisor.

4. No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Company. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5. I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all applicable laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6. I agree to provide the Company with all information and undertakings that the Company requires in order to administer the Plan and comply with applicable laws.

7. I understand that all capitalized terms not defined herein shall have the meanings attributed to them under the Plan.

8. I understand that the DSUs awarded hereunder are subject to applicable securities laws, and no securities may be issued hereunder unless permitted by all applicable securities laws. Further, as a condition to any grant hereunder or the receipt of securities pursuant thereto, I may be required to deliver evidence reasonably requested by the Company in order to confirm to the Company's satisfaction that I am eligible to receive securities awarded hereunder.

9. I acknowledge and agree that the DSUs and any Shares that may be issued by the Company pursuant to the redemption of the DSUs have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States. The DSUs and the Shares that may be issued by the Company pursuant to the settlement of the DSUs may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the DSUs or the Shares.

10. I acknowledge and covenant that if I am a U.S. person, or was present in the United States at the time I was offered the DSUs or at the time I executed and delivered this agreement, the U.S. DSU Holder Supplement annexed hereto as Appendix "A" will be deemed to be incorporated by reference into and form a part of this grant letter. "U.S. person" and "United States" are as defined in Regulation S under the U.S. Securities Act.

ALPINE SUMMIT ENERGY PARTNERS, INC.

By:
Authorized Signing Officer

Witness		Name of Individual Eligible Director:

APPENDIX "A"

ALPINE SUMMIT ENERGY PARTNERS, INC.

U.S. DSU HOLDER SUPPLEMENT

If the Eligible Director is a U.S. person, or was present in the United States at the time the Eligible Director was offered the DSUs or at the time the Eligible Director executed and delivered the grant letter agreement attached to the Certificate (the "U.S. DSU Holder"), the U.S. DSU Holder acknowledges and agrees that:

1. The DSUs and any Shares that may be issued by the Company in respect of redeemed DSUs pursuant to the Plan have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the issuance hereby is being made pursuant to an exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws. Accordingly, the DSU is, and, upon issuance, the Shares will be, "restricted securities" as such term is defined in Rule 144 under the U.S. Securities Act, and, therefore may not be offered or sold by the U.S. DSU Holder, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or in compliance with an available exemption therefrom. The U.S. DSU Holder understands that the certificate(s) representing the DSUs and any Shares issued in respect of redeemed DSUs pursuant to the Plan will contain a legend in respect of such restrictions as set out in Section 3 below.

2. The U.S. DSU Holder understands that if the U.S. DSU Holder decides to offer, sell or otherwise transfer any of the DSUs or the Shares, the U.S. DSU Holder may not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(a) the sale is to the Company;

(b) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(c) the sale is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(d) the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the U.S. DSU Holder has prior to such sale furnished to the Company an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Company.

3. The certificate(s) representing the Shares, if any, that are directly issued by the Company and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ALPINE SUMMIT ENERGY PARTNERS, INC. (THE "CORPORATION"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (D) ABOVE, A LEGAL OPINION REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION OR THE CORPORATION'S TRANSFER AGENT, AS APPLICABLE, TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if the Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act ("Regulation S"), the legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Company in such form as the Company or its transfer agent may prescribe from time to time and, if requested by the Company or the transfer agent, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Shares are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the Company and its registrar and transfer agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

4. The U.S. DSU Holder did not acquire the DSUs and will not be acquiring any Shares that may be issued by the Company as a result of general solicitation or general advertising as those terms are used in Regulation D under the U.S. Securities Act.

5. If the U.S. DSU Holder is resident in the State of California on the effective date of the grant of the DSUs, then, in addition to the terms and conditions contained in the Plan and in this U.S. DSU Holder Supplement, the undersigned acknowledges that the Company, as a reporting issuer under the securities legislation in certain Provinces of Canada, is required to publicly file with the securities regulators in those jurisdictions continuous disclosure documents, including audited annual financial statements and unaudited quarterly financial statements (collectively, the "Financial Statements"). Such filings are available on the System for Electronic Document Analysis and Retrieval (SEDAR), and documents filed on SEDAR may be viewed under the Company's profile at the following website address: www.sedar.com. Copies of Financial Statements will be made available to the undersigned by the Company upon such U.S. DSU Holder's request.

Schedule C: Red Pine Financial Statements

See attached.

C-1

RED PINE PETROLEUM LTD.

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

Head Office

Suite 620 - 650 West Georgia Street

Vancouver, BC

V6B 4N9

Registered and Records Office

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Red Pine Petroleum Ltd.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Red Pine Petroleum Ltd. (the Company), which comprise the statements of financial position as at March 31, 2021 and 2020, and the statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with those requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Relating to Going Concern

We draw your attention to Note 1 in the financial statements, which indicates that the Company had an accumulated deficit of $3,077,139 as of March 31, 2021. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Information Other than the Financial Statements and Auditor's Report Thereon

Management is responsible for the other information. The other information comprises the annual management's discussion and analysis, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Pat Kenney.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

May 21, 2021

RED PINE PETROLEUM LTD.

STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
AS AT MARCH 31,

	2021	2020

ASSETS

Current
Cash	$572,135	$103,470
GST/HST recoverable	5,124	21,179

	577,259	124,649

TOTAL ASSETS	$577,259	$124,649

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable (Note 4)	$18,844	$18,844
Accrued liabilities	12,480	11,878
	31,324	30,722

TOTAL LIABILITIES	31,324	30,722

Shareholders' Equity
Share capital (Note 7)	3,335,905	2,835,905
Share-based payment reserve (Note 7)	127,169	127,169
Warrants (Note 8)	160,000	160,000
Deficit	(3,077,139)	(3,029,147)

	545,935	93,927
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$577,259	$124,649

Nature of operations and going concern (Note 1)
      Subsequent event (Note 13)

Approved on behalf of the Board on May 21, 2021

"Richard Paolone"	Director	"Matthew Fish"	Director

The accompanying notes are an integral part of these financial statements.

5

RED PINE PETROLEUM LTD.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MARCH 31,

	2021	2020

EXPENSES
Consulting (Note 9)	$1,650	$110,000
Office	187	220
Professional fees (Note 9)	33,550	30,642
Transfer agent and filing fees	8,595	3,517

	$43,982	$144,379

OTHER EXPENSES (INCOME)

Impairment of property and equipment (Note 3)	-	421,657

Impairment of decommissioning liability (Note 6)	-	(421,657)

Write-off of accounts payable (Note 4)	-	(67,754)

Write-off of GST/HST recoverable	4,010	-

	4,010	(67,754)

Net loss and comprehensive loss for the year	(47,992)	(76,625)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	247,173,932	73,420,082

The accompanying notes are an integral part of these financial statements.

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RED PINE PETROLEUM LTD.
STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

		Share capital
			Share-based
	Number of		payment
	shares	Amount	reserve	Deficit	Warrants
Balance at March 31, 2019	31,250,003	$1,980,743	$127,169	$(2,952,522)	$-	$(844,610)
Net loss for the year	-	-	-	(76,625)	-	(76,625)
Private placement (Note 7)	40,000,000	200,000	-	-	-	200,000
Share issuance costs	-	(250)	-	-	-	(250)
Fair value of warrants issued (Note 8)	-	(160,000)	-	-	160,000	-
Shares issued in settlement of debt (Note 7)	163,082,399	815,412	-	-	-	815,412
Balance at March 31, 2020	234,332,402	$2,835,905	$127,169	$(3,029,147)	$160,000	$93,927
Private placement (Note 7)	100,000,000	500,000	-	-	-	500,000
Net loss for the year	-	-	-	(47,992)	-	(47,992)
Balance at March 31, 2021	334,332,402	$3,335,905	$127,169	$(3,077,139)	$160,000	$545,935

The accompanying notes are an integral part of these financial statements.

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RED PINE PETROLEUM LTD.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MARCH 31,

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(47,992)	$(76,625)

Item not involving cash:
Impairment of property and equipment	-	421,657
Impairment of decommissioning liability	-	(421,657)
Common shares issued for consulting services	-	50,000
Write-off of GST/HST	4,010	-

Changes in non-cash working capital items:
HST/GST recoverable	12,046	(3,451)
Accounts payable and accrued liabilities	601	(68,376)

Net cash (used) in operating activities	(31,335)	(98,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	500,000	200,000

Share issuance costs	-	(250)

Net cash provided by financing activities	500,000	199,750

Change in cash during the year	468,665	101,298

Cash, beginning of year	103,470	2,172

Cash, end of year	$572,135	$103,470

The accompanying notes are an integral part of these financial statements.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

1. NATURE OF OPERATIONS AND GOING CONCERN

Red Pine Petroleum Ltd., formerly known as Red Pine Investment Ltd., (the "Company"), was incorporated under the laws of the Province of British Columbia on July 30, 2008. Effective January 21, 2014, as a result of completing its Qualifying Transaction (Note 3), the Company met the requirements and became listed as a TSX Venture Exchange ("TSX-V") Tier 2 company classified as an oil and gas exploration and development company. The Company's listing was transferred from NEX to TSX-V, with its trading symbol changed from "RPN.H" to "RPN". During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights (Note 3) and applied for voluntary delisting of the Company's common shares from the TSX-V, for which approval was received on July 25, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At March 31, 2021, the Company had no sources of revenue and an accumulated deficit $3,077,139 (2020 - deficit of $3,029,147). These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to- day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which include international accounting standards and interpretations ("IFRIC") as issued by the International Accounting Standards Board ("IASB").

These financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these financial statements are presented in Canadian dollars, which is also the Company's functional currency.

These financial statements for the year ended March 31, 2021 was authorized by the Board of Directors for issuance on May 21, 2021.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Deferred income taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

b. Shares issued for non- cash consideration

The company is required to recognize these transactions at fair value which requires judgment in selecting valuation technique and other factors.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions (cont'd…)

Significant Estimates

a. Decommissioning and restoration provision

Decommissioning liabilities are recognized for the future legal and constructive obligation to abandon and reclaim the Company's petroleum and natural gas properties based on its net ownership in the wells and associated equipment and facilities. The Company assesses its decommissioning liabilities on an annual basis or when new material information becomes available. Actual costs incurred may differ from those amounts estimated. Also, future changes to laws and regulations addressing abandonment and reclamation could increase the extent of the Company's decommissioning liabilities.

b. Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on the estimated fair value of all share-based awards at the date of grant and is expensed to the statement of loss and comprehensive income (loss) over each award's vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

c. Going concern

Management assessment of going concern and uncertainties of Red Pine's ability to raise additional capital and/or obtain financing to meet its commitments.

Cash

Cash is comprised of cash on hand and demand deposits.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reported period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding areincreased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

• those to be measured subsequently at fair value, either through profit or loss ("FVTPL") or through other comprehensive income ("FVTOCI"); and,

• those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measure at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

• amortized cost;

• FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or

• FVTOCI, when the change in fair value is attributable to changes in the Company's credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Cash is classified as FVTPL. GST/HST recoverable is classified at amortized cost. The Company's financial liabilities consist of accounts payable and accrued liabilities, which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted as the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Fair Value

Cash is carried at fair value using level 1 fair value measurement. The carrying value of amounts receivables, and accounts payable and accrued liabilities and loans payable approximate their fair value because of the short-term nature of these instruments. The carrying value of lease liability approximates fair value as there has not been any significant changes in interest rates since initial recognition.

The Company records certain of its financial instruments at fair value using various techniques. These include estimates of fair values based on prevailing market prices (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal and external valuation models, such as discounted cash flow analyses, using, to the extent possible, observable market-based inputs.

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company's market assumptions).

The three levels of fair value estimation are:

Level 1 - quoted prices in active markets for identical instruments.

Level 2 - quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Impairment

At the end of each reporting period, the Company's petroleum and natural gas properties and equipment are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Exploration and evaluation assets are tested for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount and upon transfer to producing property. Exploration and evaluation assets are grouped with the Company's other CGU's when they are tested for impairment.

Fair value is determined using the present value of the estimated future cash outflows to abandon the asset and restore the site, discounted using a pre-tax risk-free rate. Costs and the discount rate are updated at each reporting date to reflect current market assessments of the time value of money. The provision is reviewed regularly by the Company's management based on current regulations, costs, technologies and industry standards. The corresponding amount is capitalized to oil and gas assets and is amortized on a unit-of-production basis as part of depletion and depreciation.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in reserves is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services and rendered.

14

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop property and equipment. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants ("Warrants"). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued using the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Gains and losses on disposal of an item of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as separate line items in the statement of operations.

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

3. PROPERTY AND EQUIPMENT

During the year ended March 31, 2014, the Company entered into a farm-in agreement with Golden Coast Energy Corp. ("Golden Coast") (GCE.V) whereby the Company was granted a farm-in right to acquire a 60% interest (the "Farm-In Right") in certain of its oil and gas wells (the "Wells"), located in north central Alberta by advancing an aggregate of $1,000,000 on the Wells. During the year ended March 31, 2015, the terms of the farm-in agreement were completed and the Company earned a 60% interest in the Wells.

On March 23, 2016, the Company entered into an agreement (the "Termination Agreement") with Golden Coast pursuant to which the Company will relinquish all of its right, title and interest in and to the well interests held by the Company to Golden Coast and the farm-in agreement between the Company and Golden Coast.

At March 31, 2016, the Company has recorded an impairment of $957,866 to write down the property to $421,657, which is the value of the associated decommissioning provision that will also be relinquished to Golden Coast upon approval of the Termination Agreement.

During the year ended March 31, 2020, the Company received shareholder approval to relinquish these rights and accordingly an impairment charge for the remaining balance of property and equipment of $421,657 was recognized in operations.

4. ACCOUNTS PAYABLE

During the year ended March 31, 2020, the Company settled accounts payable of $397,475 by issuing common shares of the Company at $0.005 per share. The Company also wrote off accounts payable worth $67,753 after receiving waivers from the parties concerned.

5. LOANS PAYABLE

In January 2020, $367,937 of the loans that were assigned to unrelated third parties were settled by the issuance of common shares of the Company at $0.005 per share (note 7).

In connection with the debt restructuring, $110,000 in consulting fees were incurred. From the total $60,000 was paid in cash to the Company's CEO and the balance of $50,000 was settled through the issuance of common shares valued at $0.005, of which $30,000 were paid to directors of the Company.

The Company has no loans payable outstanding at March 31, 2021 and 2020.

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RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

6. DECOMMISSIONING PROVISION

The Company's decommissioning provision resulted from its interest in certain oil and gas wells in north central Alberta (Note 3).

The total decommissioning provision was estimated by management based on the Company's net ownership interest in its oil and gas wells, estimated costs to reclaim and abandon the wells and the estimated timing of the costs to be incurred in future years. The undiscounted amount of the estimated cash flows required to settle the obligation is approximately $nil (March 31, 2019 - $457,044) using an inflation rate of -% (2019 - 1.3%) per annum. The estimated cash flow has been discounted using pre-tax risk-free rates ranging from -% (2019 - 1.23 to 2.00%).

During the year ended March 31, 2020, the Company received shareholder approval to relinquish its rights in the oil and gas wells and the provision was written off to operations (Note 3).

7. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited common shares without par value.

Share issuances

During the years ended March 31, 2021 and 2020, the following shares issuances were made.

In January 2020, the Company completed a non-brokered private placement of 40,000,000 units (each, a "Unit") for gross proceeds of $200,000, each unit comprising of one common share in the capital of the Company (each a "Common share") and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share for a period of 60 months following closing of the Offering at a price of $0.005 per Common share.

In January 2020, the Company also entered into debt conversion agreements with certain creditors. Pursuant to the debt conversion agreements, the Company settled $815,412 of debt by issuing 163,082,400 Common shares at a price of $0.005 per Common Share.

On February 12, 2021, the Company completed a non-brokered private placement of 100,000,000 common shares at a price of $0.005 per common share for gross proceeds of $500,000.

Stock option plan

The Company adopted a stock option plan under which it can grant options to directors, officers, employees, and consultants for up to 10% of the issued and outstanding common shares. The number of shares reserved for issuance under the plan shall not exceed 10% of the issued and outstanding common shares. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum of 10 years and vest as determined by the board of directors.

Stock options

No stock options were outstanding at March 31, 2021 and 2020.

17

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

8. WARRANTS

The following table reflects the continuity of warrants for the years presented.

	Number of warrants	Weighted Average
		Exercise price
Balance, March 31, 2019	-	-
Issued (Note 7)	40,000,000	$0.005
Balance, March 31, 2020 and 2021	40,000,000	$0.005

The Company had the following warrants outstanding at March 31, 2021.

Number of warrants	Exercise price	Expiry date
40,000,000	0.005	January 15, 2025
40,000,000

9. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the years ended March 31, 2021 and 2020, the Company incurred the following charges with key management personnel:

a) Included in accounts payable is $12,500 (2020- $12,500) due to companies controlled by directors of the company.

b) Included in consulting fee is $nil (2020 -$60,000) fee paid to a company controlled by a director of the Company.

c) Included in consulting fee is $nil (2020 - $10,000) fee paid to an officer of the Company.

d) Included in consulting fee is $nil (2020 - $20,000) fee paid to a director of the Company.

e) Included in professional fees is $20,550 (2020 - $nil) legal fees paid to a director and officer of the Company.

10. CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

18

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

11. FINANCIAL INSTRUMENTS

Fair values

As at March 31, 2021, the carrying value of cash, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity. Cash is measured at level one fair value.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at March 31, 2021, the Company had cash balance of $572,135 (March 31, 2020 - $103,470) and current liabilities of $31,324 (March 31, 2020 - $30,722). To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal tradeterms.

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non- performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

As of March 31, 2021, the Company has no interest-bearing term deposits or loans. Currency risk

The Company is not exposed to foreign currency risk.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020
Net income (loss) for the year	$(47,992)	$(76,625)
Statutory tax rate	26.5%	26.5%

	$(12,718)	$(20,306)
Expected income tax (recovery)
Permanent differences and other	418	(676)
Change in statutory rates	-	15,482
Change in unrecognized deductible temporary differences	12,300	5,500

Total income tax expense (recovery)	$-	$-

19

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

12. INCOME TAXES (continued)

No deferred tax assets have been recognized as it is not probable that future taxable profit will allow the deferred tax asset to be recovered. The major components of the unrecognized deductible temporary differences are as follows:

		Expiry Date		Expiry Date
	2021	Range	2020	Range
Temporary differences
Exploration and evaluation assets	$985,124	No expiry date	$985,154	No expiry date
Non-capital losses	$2,159,255	2030 to 2041	$2,111,263	2030 to 2040

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13. SUBSEQUENT EVENT

On April 8, 2021 the Company announced that it has entered into a definitive business combination agreement (the "Business Combination Agreement") with HB2 Origination, LLC ("Origination"), pursuant to which, and among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer" or "Alpine"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc." and has applied for a listing on the TSX Venture Exchange (the "Exchange"), with the ticker ALPS.V.

On April 12, 2021, the Company entered into warrant cancellation agreements with its warrant holders (the "Holders") to cancel all warrants previously issued (40,000,000) pursuant to the private placement completed in January 2020. The Company and the Holders entered into the warrant cancellation agreements as a condition to the closing of the Business Combination Agreement. Each Holder was entitled to purchase one common share for a period of 60 months following closing of the January 2020 offering at a price of $0.005 per Common share.

20

RED PINE PETROLEUM LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Head Office

Suite 620 - 650 West Georgia Street

Vancouver, BC

V6B 4N9

Registered and Records Office

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

The accompanying unaudited condensed interim financial statements of Red Pine Petroleum Ltd (the "Company") have been prepared by and are the responsibility of management.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

AS AT
	June 30,	March 31,
	2021	2021

ASSETS

Current
Cash	$550,826	$572,135
GST/HST recoverable	5,204	5,124

TOTAL ASSETS	$556,030	$577,259

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable (Note 5)	$8,705	$18,844
Accrued liabilities	17,500	12,480
	26,205	31,324

Shareholders' Equity
Share capital (Note 3)	3,335,905	3,335,905
Share-based payment reserve	127,169	127,169
Warrants (Note 4)	160,000	160,000
Deficit	(3,093,249)	(3,077,139)

	529,825	545,935

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$556,030	$577,259

Nature and continuance of operations (Note 1)

Approved on behalf of the Board on August 16, 2021

"Richard Paolone" (signed)	Director	"Matthew Fish" (signed)	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

1

RED PINE PETROLEUM LTD.
UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED JUNE 30, 2021

	2021	2020

EXPENSES
Office	$81	$18
Professional fees	7,600	1,000
Transfer agent and filing fees	8,429	2,548

	$16,110	$3,566

OTHER EXPENSES (GAINS)

Write-off of accounts payable	$-	$(18,845)

Comprehensive income (loss) for the period	(16,110)	15,279

Basic and diluted gain / loss per common share	(0.00)	0.00

Weighted average number of common shares outstanding	334,332,402	234,332,402

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

2

RED PINE PETROLEUM LTD.
UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Share capital
			Share-based
	Number of		payment
	shares	Amount	reserve	Deficit	Warrants	Total
Balance at March 31, 2020	234,332,402	$2,835,905	$127,169	$(3,029,147)	160,000	$93,927
Comprehensive income (loss) for the period	-	-	-	15,279	-	15,279
Balance at June 30, 2020	234,332,402	$2,835,905	$127,169	$(3,013,868)	160,000	$109,206

Balance at March 31, 2021	334,332,402	$3,335,905	$127,169	$(3,077,139)	160,000	$545,935
Comprehensive income (loss) for the period	-	-	-	(16,110)	-	(16,110)
Balance at June 30, 2021	334,332,402	$3,335,905	$127,169	$(3,093,249)	160,000	$529,825

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

3

RED PINE PETROLEUM LTD.
UNAUDITED CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED JUNE 30, 2021

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Comprehensive income (loss) for the period	$(16,110)	$15,279

Item not involving cash:
Accrued interest	-	-
Changes in non-cash working capital items:
GST recoverable	(80)	(242)
Accounts payable and accrued liabilities	(5,119)	(17,844)

Net cash used in operating activities	(21,309)	(2,807)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs - finders fee	-	-

Net cash provided by financing activities	-	-

Change in cash during the period	(21,309)	(2,807)

Cash, beginning of period	572,135	103,470

Cash, end of period	$550,826	$100,663

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

4

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Red Pine Petroleum Ltd., formerly known as Red Pine Investment Ltd., (the "Company"), was incorporated under the laws of the Province of British Columbia on July 30, 2008. Effective January 21, 2014, as a result of completing its Qualifying Transaction (Note 3), the Company met the requirements and became listed as a TSX Venture Exchange ("TSX-V") Tier 2 company classified as an oil and gas exploration and development company. The Company's listing was transferred from NEX to TSX-V, with its trading symbol changed from "RPN.H" to "RPN". During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights (Note 3) and applied for voluntary delisting of the Company's common shares from the TSX-V, for which approval was received on July 25, 2019.

On April 8, 2021 the Company entered into a definitive business combination agreement (the "Business Combination Agreement") with HB2 Origination, LLC ("Origination"), pursuant to which, and among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer" or "Alpine"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc." and has applied for a listing on the TSX Venture Exchange (the "Exchange"), with the ticker ALPS.V.

On April 12, 2021, the Company entered into warrant cancellation agreements with its warrant holders (the "Holders") to cancel all warrants previously issued (40,000,000) pursuant to the private placement completed in January 2020. The Company and the Holders entered into the warrant cancellation agreements as a condition to the closing of the Business Combination Agreement. Each Holder was entitled to purchase one common share for a period of 60 months following closing of the January 2020 offering at a price of $0.005 per Common share.

These unaudited condensed interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At June 30, 2021, the Company had no sources of revenue and an accumulated deficit $3,093,249 (March 31, 2021 - deficit of $3,077,139). These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to- day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

5

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These unaudited consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

These unaudited condensed interim financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these unaudited condensed interim financial statements are presented in Canadian dollars, which is also the Company's functional currency.

The unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 16, 2021.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Deferred income taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

b. Going concern

Management assessment of going concern and uncertainties of Red Pine's ability to raise additional capital and/or obtain financing to meet its commitments.

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

6

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2021 (Expressed in Canadian Dollars)

3. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited common shares without par value.

Share issuances

During the quarters ended June 30, 2021 and 2020, there were no share issuances.

During the year ended March 31, 2021, the following shares issuances were made:

On February 12, 2021, the Company completed a non-brokered private placement of 100,000,000 common shares at a price of $0.005 per common share for gross proceeds of $500,000.

Stock option plan

The Company adopted a stock option plan under which it can grant options to directors, officers, employees, and consultants for up to 10% of the issued and outstanding common shares. The number of shares reserved for issuance under the plan shall not exceed 10% of the issued and outstanding common shares. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum of 10 years and vest as determined by the board of directors.

No stock options were outstanding at June 30, 2021 and March 31, 2021.

4. WARRANTS

The following table reflects the continuity of warrants for the period presented.

	Number of warrants	Weighted Average
		Exercise price
Balance, March 31, 2020 and 2021	40,000,000	$0.005
Cancelled (Note 1)	(40,000,000)	$0.005
Balance, June 30, 2021	-	-

5. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the period ended June 30, 2021, the Company incurred the following charges with key management personnel:

Included in accounts payable is $12,500 (March 31, 2021- $12,500) due to companies controlled by directors of the company.

7

Schedule D: Origination Financial Statements

See attached.

D-1

HB2 Origination, LLC

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019,

and for the period from inception May 30, 2018 to December 31, 2018

INDEPENDENT AUDITOR'S REPORT

To the Members of HB2 Origination, LLC

Opinion

We have audited the consolidated financial statements of HB2 Origination, LLC (the "Company"), which comprise the consolidated statement of financial position as at December 31, 2020, 2019 and 2018 and the consolidated statements of loss and comprehensive loss, changes in members' equity and cash flows for the years ended December 31, 2020 and 2019 and the period from inception May 30, 2018 to December 31, 2018, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to note 2(b) to the consolidated financial statements, which indicates that the Company has a working capital deficit of $29,102,456, negative cash flows from operating activities of $238,003, a net loss of $7,530,178 and an accumulated deficit of $39,757,844,. These conditions along with the other factors described in note 2(b) indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis (MD&A), but does not include the financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

The MD&A is expected to be made available to us after the date of this auditor's report. When we read the MD&A, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants

August 13, 2021

Calgary, Alberta

HB2 Origination, LLC

Consolidated Statements of Financial Position
(amounts in US dollars)
As at

		December 31	December 31,	December 31,
	Notes	2020	2019	2018
			(Note 18)	(Note 18)

ASSETS
Current assets
Cash		$2,889,558	$9,766,715	$63,421
Accounts receivable		6,121,963	4,601,642	5,531
Prepaid expenses		25,411	-	-
		9,036,932	14,368,357	68,952

Non-current assets
Due from affiliates	15	-	-	1,779,890
Exploration and evaluation assets	5	1,243,615	7,549,852	18,759,712
Property, plant and equipment	6	55,662,329	7,504,143	3,028,550

Total assets		$65,942,876	$29,422,352	$23,637,104
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$12,507,116	$18,082,620	$2,092,571
Accrued interest payable to affiliate	16	-	667,315	82,583
Current portion of long-term debt	7	17,048,509	-	-
Commodity contracts	16(c)	3,158,763	-	-
Promissory notes	8	5,425,000	-	-
Affiliate loans	15	-	5,124,973	4,545,363
		$38,139,388	$23,874,908	$6,720,517

Non-current liabilities
Long-term debt	7	$23,213,961	$-	$-
Commodity contracts	16(c)	1,362,620	-	-
Decommissioning liabilities	9	864,000	247,000	178,000
		$25,440,581	$247,000	$178,000

Total liabilities		$63,579,969	$24,121,908	$6,898,517
MEMBERS' EQUITY
Members' capital	10	$37,097,376	$37,097,376	$25,822,425
Capital reserve	11	5,023,375	430,734	-
Accumulated deficit		(39,757,844)	(32,227,666)	(9,083,838)
		$2,362,907	$5,300,444	$16,738,587
Total liabilities and members' equity		$65,942,876	$29,422,352	$23,637,104

Going concern (Note 2(b))
Commitments (Note 15(c) and 16(c))
Subsequent events (Note 8, 15d)(ii) and 17)

Approved on behalf of the Board:

"signed" Craig Perry	"signed" Darren Moulds
CEO	CFO

See accompanying notes to the consolidated financial statements.

HB2 Origination, LLC
Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2020 and 2019, and for the period from inception May 30, 2018 to December 31, 2018
(amounts in US dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
		2020	2019	2018
	Notes		(Note 18)	(Note 18)

Revenue
Revenue from petroleum and natural gas sales	12	$4,436,079	$4,090,172	$157,111
Royalties		(1,190,835)	(1,103,669)	(42,087)
		3,245,244	2,986,503	115,024

Unrealized losses on derivative commodity contracts	16(c)	(4,521,383)	-	-
Realized gains/(losses) on derivative commodity contracts	16(c)	(405,404)	417,795	(995,000)
Total revenue/(deficiency), net of royalties and derivative commodity contracts		$(1,681,543)	$3,404,298	$(879,976)

Expenses
Operating and transportation		1,196,744	1,926,941	243,400
General and administrative		1,622,870	168,454	16,879
Depletion expense	6	1,031,000	4,882,996	301,000
Bad debt expense	16(a)	162,137	-	-
Impairment loss on exploration and evaluation assets	5	6,199,198	4,424,841	-
Impairment loss (reversal of impairment loss) on property, plant and equipment	6	(4,730,000)	14,010,436	7,560,000

Total expenses		5,481,949	25,413,668	8,121,279

Loss from operations before finance income (expenses):		$(7,163,492)	$(22,009,370)	$(9,001,255)

Finance income and expense (net)	13	(366,686)	(1,134,458)	(82,583)
Net loss and comprehensive loss for the year		$(7,530,178)	$(23,143,828)	$(9,083,838)

Per Member Unit Information
Loss per member unit from loss and comprehensive loss - basic and diluted	10	$(0.44)	$(1.41)	$(0.70)
Weighted average number of member units outstanding (basic and diluted)	10	17,083,501	16,451,903	12,941,144

See accompanying notes to the consolidated financial statements.

HB2 Origination, LLC

Consolidated Statements of Changes in Members' Equity

(amounts in US dollars)

		Member Units
	Note	Number	Members' capital	Capital reserve	Accumulated deficit	Total members' equity

Inception May 30, 2018
Issued on inception	10	10,000,000	$100	$-	$-	$100
Exploration and evaluation assets contributed for membership units	10	3,123,708	15,918,335	-	-	15,918,335
Issuance of member units for cash	10	100,000	1,000,000			1,000,000
Issuance of member units for amount due from affiliate	10	1,546,864	8,903,990	-	-	8,903,990
Net loss and comprehensive loss for the period		-	-	-	(9,083,838)	(9,083,838)
Ending Balance December 31, 2018		14,770,572	$25,822,425	$-	(9,083,838)	16,738,587
Issuance of member units for cash	10	2,116,001	10,271,410	-	-	10,271,410
Exploration and evaluation assets contributed for membership units	10	196,928	1,003,541	-	-	1,003,541
Affiliate contribution	11	-	-	430,734	-	430,734
Net loss and comprehensive loss for the year		-	-	-	(23,143,828)	(23,143,828)
Ending Balance December 31, 2019		17,083,501	$37,097,376	$430,734	$(32,227,666)	$5,300,444
Net loss and comprehensive loss for the year		-	-	-	(7,530,178)	(7,530,178)
Affiliate contribution	11	-	-	4,592,641	-	4,592,641
Ending Balance December 31, 2020		17,083,501	$37,097,376	$5,023,375	$(39,757,844)	$2,362,907

See accompanying notes to the consolidated financial statements.

HB2 Origination, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019, and for the period from inception May 30, 2018 to December 31, 2018
(amounts in US dollars)

	Note	2020	2019	2018

Operating Activities
Net loss for the year		$(7,530,178)	$(23,143,828)	$(9,083,838)
Items not affecting cash:
Depletion expense	6	1,031,000	4,882,996	301,000
Accretion expense		6,000	5,000	-
Accretion of promissory note discount		72,500	-	-
Impairment loss/(reversal of impairment loss) on property, plant and equipment	5	(4,730,000)	14,010,436	7,560,000
Impairment loss on exploration and evaluation assets	6,7	6,199,198	4,424,841	-
Unrealized loss on commodity contracts	16(c)	4,521,383	-	-

Net change in non-cash working capital	14	192,094	1,072,023	1,054,136
Cash flows from/(used in) in operating activities		(238,003)	1,251,468	(168,702)

Investing Activities

Expenditures on property, plant and equipment	6	(42,889,348)	(15,672,436)	(10,126,923)
Expenditures of exploration and evaluation assets	5	(318,982)	(2,686,061)	(3,426,004)
Repayment from/(advance to) affiliate		-	1,779,890	-
Net change in non cash working capital	14	(9,631,691)	11,499,951	1,115,487
Cash flows used in investing activities		(52,840,021)	(5,078,656)	(12,437,440)

Financing Activities
Issuance of member units for cash	10	-	10,271,410	1,000,100
Long-term debt issuance costs		(3,065,926)	-	-
Issuance of promissory notes	8	3,552,500	-	-
Advances from long-term debt	7	43,328,396	-	-
Advances from/(repayments to) affiliates, net	11	(495,649)	3,259,072	11,669,463
Net change in non cash working capital		2,881,546
Cash flows from financing activities		46,200,867	13,530,482	12,669,563

Increase/(decrease) in cash and cash equivalents		(6,877,157)	9,703,294	63,421

Cash, beginning of period		9,766,715	63,421	-

Cash, end of period		$2,889,558	$9,766,715	$63,421

See accompanying notes to the consolidated financial statements.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

1. General business description

HB2 Origination, LLC (the "Company" or "HB2") is a Delaware limited liability company, which is engaged in the exploration, development, production, and sale of crude oil and natural gas primarily in Texas. The Company was formed as HB2 Dolphin Inc. on May 30, 2018. The Company changed names from HB2 Dolphin Inc. to HB2 Ario, Inc. to HB2 Origination, Inc. The Company converted from a Company to an LLC on October 10, 2018.

The Company's principal office is located at 3322 West End Ave. Suite 400 Nashville TN 37205. As an LLC, the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC and, unless otherwise noted, the individual member's liability for indebtedness of an LLC is limited to the member's actual capital contribution.

These consolidated financial statements were approved and authorized for issuance by the sole Manager of the Company on August 13, 2021.

2. Basis of preparation

(a) Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB"). A summary of the significant accounting policies and method of computation is presented in note 3. Management's significant accounting judgements, estimates and assumptions used in the preparation of the consolidated financial statements are included in note 2. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 18. These are the Company's first financial statements prepared in accordance with the IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards have been applied. Previously, the Company prepared its financial statements in accordance with US Generally Accepted Accounting Principles ("US GAAP") for the years ended December 31, 2018 and 2019.

(b) Going concern

These financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2020, the Company incurred a net loss and comprehensive loss of $7,530,178 and negative cash flows from operating activities of $238,003, and as at that date, the Company had a working capital deficiency of $29,102,456 and accumulated deficit of $39,757,844.

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long- term debt, as they become due. The Company did acquire additional working interests in producing oil and gas properties during the year in an attempt to increase operating results (Note 6) but given the acquisition occurred on December 22, 2020, net income/(loss) only reflects ten days of operating results for the year ended December 31, 2020 while working capital deficiency fully reflects the debt incurred to finance the acquisition. Subsequent to year end the Company issued 1,173,085 member units in exchange for cash $8.0 million and extinguished promissory notes of $3.5 million (Note 17). The Company formed two development partnerships to fund a portion of 2021 capital activity which raised approximately $34 million subsequent to year end. (Note 17). In addition, the Company issued convertible promissory notes subsequent to year end (Note 17) for proceeds of $2.3 million and further converted those convertible promissory notes into 234,216 member units. Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise stated and allowed for in accordance with IFRS.

(d) Functional and presentation currency

These consolidated financial statements are presented in US dollars ("$"), which is the Company's and its subsidiary's functional currency.

(e) Management's significant accounting judgements, estimates and assumptions

The timely preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions based on currently available information that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the statement of financial position and the reported amounts of income and expenses during the reporting period. Accordingly, actual results may differ from these estimates. Estimates and underlying assumptions and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The pandemic and subsequent measures intended to limit its spread, contributed to significant volatility in global financial markets. The pandemic has adversely impacted global commercial activity and has reduced worldwide demand for commodities including crude oil. The result was significant economic uncertainty and a decline in commodity prices through most of 2020. In general, the oil and gas industry reacted with reductions to capital and other spending, as well as production shut- ins, to try to manage through this price environment. The full extent of the impact of COVID-19 on the Company's operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on financial markets on a macro-scale and any new information that may emerge concerning the effectiveness of available vaccines and the severity and spread of the virus. The pandemic presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by management in the preparation of its financial results. The Company's financial performance, operations and business are particularly sensitive to a reduction in the demand for prices of crude oil and natural gas. The potential direct and indirect impact of the economic downturn related to COVID-19 have been considered in management's estimates and assumptions at period end and have been reflected in the Company's results with any significant changes described in the relevant financial statements notes.

More specifically, assumptions may change that are involved in the estimates of valuation of exploration and evaluation assets and property, plant and equipment cash generating units, the timing of decommissioning obligations, the fair value of commodity contracts, the expected credit loss provisions related to accounts receivable as well as liquidity and going concern assessments.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Significant estimates, judgements and assumptions made by management in the preparation of these consolidated financial statements are outlined below.

Significant judgements in applying accounting policies:

The following are the significant judgements, and assumptions that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in these consolidated financial statements:

(i) Identification of cash-generating units (CGU's)

The Company's oil and natural gas interests are aggregated into cash-generating units for both property and equipment and exploration and evaluation assets, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. The classification of assets into CGU's requires significant judgement and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures and the way in which management monitors the Company's operations. The Company has identified only one CGU as at December 31, 2020.

(ii) Valuation of oil and natural gas assets

Judgements are required to assess when impairment indicators, or reversal indicators, exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of undeveloped lands and other relevant assumptions.

(iii) Componentization

For the purposes of calculating depletion expense, the Company allocates its oil and natural gas assets to components with similar lives and depletion methods. The grouping of assets is subject to management's judgement and is performed on the basis of geographical proximity and similar reserve life. The Company's oil and natural gas assets are depleted on a unit of production basis.

(iv) Exploration and evaluation assets

The application of the Company's accounting policy for exploration and evaluation assets requires management to make certain judgements as to future events and circumstances as to whether economic quantities of reserves have been found in assessing economic viability and technical feasibility.

(v) Joint operations

The Company is party to various joint interest, operating and other agreements in conjunction with its oil and natural gas activities. The revenues and expenses allocated between partners are governed by the terms of these agreements that are subject to interpretation and judgement by the Company and audit by the appropriate parties.

(vi) Business Combinations

Judgements are required to determine if acquisitions of assets or groups of assets constitute a business combination. These judgements include assessing whether the acquired assets include inputs, processes and outputs that would constitute a business and whether the assets acquired meet the criteria of the optional concentration test to not be considered a business.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(vii) Taxes

The Company is not subject to income taxes, however, the Company files various tax returns (ad valorem, production, severance tax and Texas margin tax, etc.) with various state and county taxation authorities in the United States. There can be differing interpretations of applicable tax laws and regulations. The resolution of any differing tax positions through negotiations or litigation with tax authorities can take several years to complete. The Company does not anticipate that there will be any material impact upon the results of its operations, financial position or liquidity.

Key sources of estimation uncertainty:

The following are the key estimates and related assumptions concerning the sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities.

(i) Reserves

The assessment of reported recoverable quantities of proved and probable reserves include estimates regarding production volumes, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Company's oil and natural gas properties and equipment, the calculation of depletion and depreciation, and the provision for decommissioning liabilities.

The reserve assessment was completed by an external third-party engineering firm for the years ended December 31, 2020 and 2019. During the period ended December 31, 2018 the reserve assessment was internally prepared.

(ii) Decommissioning liabilities

The calculation of decommissioning liabilities and related accretion expense requires estimates of future remediation costs of production facilities, wells and pipelines at different stages of development and construction of assets or facilities. In most instances, removal of assets occurs many years into the future. In addition, the calculation requires assumptions regarding abandonment date, future environmental and regulatory legislation, the extent of reclamation activities, the engineering methodology for estimating cost, future removal technologies in determining the removal cost and liability-specific discount rates to determine the present value of these cash flows.

(iii) Commodity contracts

The amounts recorded for the fair value of commodity contracts is dependent on estimates of future commodity prices, foreign exchange rates and volatility in those prices.

(iv) Valuation of accounts receivable

Certain amounts included in accounts receivable are based on management's best estimate of the lifetime expected credit loss related to these accounts.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(v) Depreciation

The amounts recorded for depletion of petroleum and natural gas assets are determined by useful life and future cash flows which are based on estimates of future production profiles and reserves for surrounding wells, commodity prices and discount rates.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(a) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as at December 31, 2020, AIP Intermediate, LLC, AIP Borrower GP, LLC and AIP Borrower, LP, which were formed in 2020.

The Company has control of an investee entity when it is exposed, or has rights, to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated on a line-by-line basis, recognizing all their assets, liabilities, income and expenses and recording any non-controlling interest for the portion not owned by the Company from the date on which control in obtained. Intercompany transactions and balances between the Company and its subsidiaries are eliminated. Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions. The difference between fair value of any consideration paid and the acquired share of the carrying value of nets assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(ii) Joint arrangements

A portion of the Company's oil and natural gas business activities involve jointly controlled assets and are conducted under joint operating agreements. The Company has assessed the nature of its joint arrangements and determined them to be joint operations. These consolidated financial statements reflect only the Company's proportionate share of the joint operation's controlled assets and liabilities it has incurred, its share of any liabilities jointly incurred with other joint interest partners, income from the sale or use of its share of the joint operation's output, together with its share of expenses incurred by the joint operation and any expenses it incurs in relation to its interest in the joint operation and a share of production in such activities.

(b) Business Combinations

Business combinations are accounted for using the acquisition method when the acquisitions of companies and/or assets meet the definition of a business under IFRS. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The acquired identifiable assets and liabilities and any contingent consideration are measured at their fair value at the date of acquisition. The fair value of property, plant and equipment is the estimated amount for which these assets could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgably, prudently and without compulsion. Any excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recognized as goodwill. If the cost of acquisition is less than fair value of the identifiable assets and liabilities, the difference is recorded as a gain in profit or loss. Associated transaction costs are expensed when incurred.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(c) Fair value determination

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

The Company classifies fair values according to the following hierarchy based on the amount of observable inputs used to value the instruments:

• Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.

• Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

• Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

There were no transfers between levels of the hierarchy during the year.

Cash

The fair value of cash approximates its carrying value due to the short-term to maturity.

Accounts receivable, due from affiliate, accounts payable and accrued liabilities, accrued interest payable to affiliate, promissory notes, affiliate loans and long-term debt

The fair value of accounts receivable, due from affiliate, accounts payable and accrued liabilities, accrued interest payable to affiliate, promissory notes, affiliate loans and long-term debt are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. As at December 31, 2020, 2019 and 2018, the fair value of accounts receivable, due from affiliate, accounts payable and accrued liabilities, accrued interest payable to affiliate, promissory notes, and affiliate loans approximated their carrying value due to their short term to maturity. The fair value of long-term debt approximates its carrying value as it bears a floating market rate of interest.

Derivatives - commodity contracts

The fair value of financial forward contracts and swaps is determined by discounting the difference between the contracted prices and published forward curves at the statement of financial position date, using the remaining contracted oil and natural gas volumes and a risk-free interest rate adjusted for the credit risk of the counterparty. The Company has used Level 2 to determine the fair value of its commodity contracts.

Property, plant and equipment, and exploration and evaluation assets

The fair value less costs of disposal values used to determine the recoverable amounts of property, plant and equipment and exploration and evaluation assets, if it is higher than value in use, are classified as Level 3 fair value measurements as they are not based on observable market data.

(d) Foreign currency

Transactions in foreign currencies are translated to US dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value  are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(e) Cash

Cash includes amounts on deposit with banks.

(f) Financial instruments

Classification and Measurement

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on their context within the Company's business model and the characteristics of the contractual cash flows as described below:

Financial Assets	Subsequent Measurement
Cash	Amortized cost
Accounts receivable	Amortized cost
Financial Liabilities	Subsequent Measurement
Accounts payable and accrued liabilities	Amortized cost
Derivative commodity contracts	Fair value through profit or loss
Promissory notes	Amortized cost
Affiliate loans	Amortized cost
Accrued interest payable to affiliates	Amortized cost
Long-term debt	Amortized cost

Debt issuance costs related to borrowings measured at amortized cost are amortized to finance expense over the term of the borrowings using the effective interest method.

Derivative Financial Instruments

The Company has entered into certain financial risk management contracts in order to manage the exposure to market risks from fluctuations in commodity prices and interest rates. The Company has not designated its financial risk management contracts as effective accounting hedges and, therefore, has not applied hedge accounting, even though the Company considers all risk management contracts to be economic hedges. As a result, all financial risk management contracts are classified as fair value through profit or loss and are recorded on the statement of financial position at fair value. Transaction costs are recognized in the statement of loss and comprehensive loss as incurred.

Impairment

Impairment of financial assets is based on expected credit losses. The Company's accounts receivable are considered collectible within one year or less; therefore, these financial assets are not considered to have significant financing component and a lifetime expected credit loss ("ECL") is measured as the date of initial recognition.

The Company assesses the lifetime ECL applicable to its accounts receivable at initial recognition and re-assesses the provision at each reporting date. Lifetime ECLs are a probability-weighted estimate of all possible default events over the expected life of a financial asset and are measured as the difference between the present value of the cash flows due to the Company and the cash flows the Company expects to receive. In making an assessment as to whether the Company's financial assets are credit-impaired, the Company considers bad debts that the Company has incurred historically, evidence of a debtor's present financial condition and whether a debtor has breached certain contracts, the probability that a debtor enter bankruptcy or other financial reorganization, changes in economic conditions that correlate to increased levels of default, and the term to maturity of the specified receivable. The carrying amounts of accounts receivable are reduced by the amount of the ECL through an allowance account and losses are recognized as bad debt expense in profit or loss.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Based on industry experience, the Company considers financial assets to be in default when the receivable is more than 90 days past due. Once the Company has pursued collection activities and it has been determined that the incremental cost of collection pursuits outweigh the benefits of collection, the Company derecognizes the gross carrying amount of the asset and the associated allowance from the statement of financial position.

(g) Oil and natural gas interests

(i) Recognition and measurement

Exploration and evaluation assets:

Pre-license costs incurred before the Company has attained legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation costs, including the costs of acquiring leases and licenses, technical services and studies, geophysical and geological activities, seismic acquisition, exploration drilling, testing and decommissioning costs are initially capitalized as exploration and evaluation assets. The costs are accumulated in cost centres by exploration area pending determination of technical feasibility and commercial viability. Assets classified as exploration and evaluation are not depleted or depreciated until after these assets are reclassified to property, plant and equipment.

Exploration and evaluation assets are tested separately from property and equipment for impairment and are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When an exploration and evaluation asset is determined not to be technically feasible or commercially viable, or the Company decides not to continue with its activity, the unrecoverable exploration and evaluation costs are charged to profit or loss.

The technical feasibility and commercial viability of extracting resources is considered to be determinable when proved reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved reserves have been discovered. Upon determination of proved reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to a separate category within property, plant and equipment referred to as oil and natural gas interests.

Exchanges, swaps and farm-outs that involve only exploration and evaluation assets are accounted for at cost. Any gains or losses from the disposal of exploration and evaluation assets are recognized in profit or loss.

Property, plant and equipment:

All costs directly associated with the development and production of oil and natural gas interests are capitalized on an area-by-area basis as oil and natural gas interests if they extend or enhance the recoverable reserves of the underlying assets. Items of property, plant and equipment, which include oil and natural gas development assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development costs include expenditures for areas where technical feasibility and commercial viability has been determined. These costs include property acquisitions with proved reserves, development drilling, completion, gathering and infrastructure, decommissioning costs and transfers of exploration and evaluation assets. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Gains and losses on disposal of property, plant and equipment, property swaps and farm-outs, are determined by comparing the proceeds or fair value of the asset received or given up with the carrying amount of property, plant and equipment and are recognized in profit or loss. Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reliably measured. Where the exchange is measured at fair value, a gain or loss is recognized in profit or loss.

(ii) Depletion

The net carrying value of oil and natural gas interests included in property, plant and equipment is depleted using the unit of production method by reference to the ratio of production in the period to the related proved and probable reserves, for wells included in property, plant and equipment taking into account estimated future development costs necessary to bring those reserves into production. Oil and natural gas interests including processing facilities and well equipment are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Relative volumes of reserves and production are converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. Future development costs are estimated taking into account the level of development required to produce the reserves.

(iii) Impairment

The carrying amounts of the Company's property, plant and equipment and exploration and evaluation assets are reviewed at each reporting date to determine whether there is any indication of impairment. These indicators include, but are not limited to, extended decreases in prices or margins for oil and natural gas commodities or products, a significant downward revision in estimated reserves, an upward revision in future development costs, significant decrease in fair values of undeveloped lands in close proximity to lands held by the Company or management's decision to no longer pursue certain evaluation projects. If any such indication exists, then the asset's recoverable amount is estimated.

For the purpose of impairment testing, exploration and evaluation assets and property, plant and equipment are tested separately and are grouped into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets or cash generating units ("CGU"). Geological formation, product type, geography and internal management operations and processes are key factors considered when grouping the Company's oil and natural gas interests into CGU's.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposal. Fair value is determined to be the amount for which the asset could be sold in an arm's-length transaction between knowledgeable and willing parties. Unless indicated otherwise, the recoverable amount used in assessing impairment losses is value in use. The Company estimates fair value less cost of disposal using discounted future net cash flows of proved and probable reserves for wells included in property, plant and equipment based on forecast prices and costs and including future development costs. The cash flows are discounted at an appropriate discount rate which would be applied by a market participant. Value in use is determined by estimating the present value of the future net cash flows to be derived from the continued use of the CGU in its present form. These cash flows are discounted at a rate based on the time value of money and risks specific to the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss in respect of property, plant and equipment recognized in prior years, is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(h) Provisions and Contingencies

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The obligation is not recorded and is disclosed as a contingent liability if it is not probable that an outflow will be required, if the amount cannot be estimated reliably or if the occurrence of the outflow can only be confirmed by the occurrence of a future event. Provisions are not recognized for future operating losses. Contingent assets are disclosed if a future economic benefit is probable but are only recorded when recovery of the contingent asset is virtually certain.

(i) Decommissioning liabilities:

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provisions are made for the estimated cost of site restoration and capitalized to exploration and evaluation assets or property, plant and equipment and are depleted over the useful life of the assets.

Decommissioning liabilities are measured at the present value of management's best estimate of the risk adjusted cash flows required to settle the present obligation at the statement of financial position date. The future cash flow estimates are adjusted to reflect the risks specific to the liability. Subsequent to the initial measurement, the liability is adjusted at the end of each period to reflect the passage of time using a risk-free interest rate and changes in the estimated future cash flows underlying the liability. The increase in the provision due to the passage of time is recognized as a finance cost whereas increases/decreases due to changes in the estimated future cash flows or timing are recognized as changes in the decommissioning liability and related asset. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the liability to the extent the liability was established. Any differences between the recorded liability and the actual costs incurred are recorded as a gain or loss in profit or loss.

(i) Revenue recognition

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded when control of the product is transferred to the buyer based on the consideration specified in the contracts with customers. This usually occurs when the product is physically transferred at the delivery point agreed upon in the contract and legal title to the product passes to the customer (often at terminals, pipelines, or other transportation methods).

The Company sells its production pursuant to variable-priced contracts. The transaction price for variable-price contracts is based on commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Commodity prices are based on market indices that are determined on a monthly or daily basis.

The Company evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, the Company considers if it obtains control of the product delivered or services provided, which is indicated by the Company having the primary responsibility for the delivery of the product or rendering of the service, having the ability to establish prices or having inventory risk.

If the Company acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net-basis, only reflecting the fee, if any, realized by the Company from the transaction.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(j) Expenses

The costs associated with delivery, including the operating and maintenance costs, royalties and transportation are recognized in the same period in which the related revenue is earned and recorded.

(k) Finance income and expenses

Finance income, consisting of interest income, is recognized as it accrues in profit or loss using the effective interest method and/or when the Company's right to receive payments is established.

Finance expense is comprised of interest expense on borrowings, financing fees, accretion of promissory note discounts, accretion of the discount on decommissioning liabilities, and is recognized in the period in which they are incurred.

(l) Earnings (loss) per member unit

Basic earnings (loss) per member unit is computed by dividing the income/(loss) by the weighted average number of member units outstanding during the period. Diluted earnings per member unit amounts are calculated by giving effect to the potential dilution that would occur if contracts to issue member units were exercised, fully vested, or converted to member units. The treasury stock method is used to determine the dilutive effect of dilutive instruments, where it is assumed that the proceeds received from the exercise price of in-the-money dilutive instruments are used to repurchase member units.

(m) Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: the contract involves the use of an identified asset; the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and, the Company has the right to direct the use of the asset.

The company has elected not to recognize right of use assets and lease liabilities for short term leases that have a term of 12 months or less and leases of low value assets. Leases to explore for or use crude oil, natural gas, minerals and similar non regenerative resources are also exempt from the standard. The Company treats lease payments for the these types of leases as an expense when incurred, over the lease term, except for lease payments related to non producing properties which are capitalized.

The Company recognizes a right of use asset and a lease liability at the commencement date of the lease contract, which is the date that the lease asset is available to the Company. The lease asset is initially measured at cost. The cost of a lease asset includes the amount of the initial measurement of the lease liability, lease payments made at or before to the commencement date less any incentives received, initial direct costs and estimates of the decommissioning liability, if any. Subsequent to initial recognition, the lease asset is depreciated using the straight- line method over the earlier of the end of the useful life of the lease asset or the lease term. A lease obligation is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date discounted using the rate implicit in the lease or the Company's incremental borrowing rate if the implicit rate is not readily available. Lease payments that are present valued include fixed payments, less any lease incentives receivable, variable lease payments that are based on index or rate, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option that is reasonably certain of exercise and payment of penalties for terminating a lease if the lease term reflects exercising that option. Interest expense is recognized on the lease obligations using the effective interest rate method and payments are applied against the lease obligation. Optional renewal periods, or periods which are cancellable by the Company, are included in the lease payments if the Company is reasonably certain to exercise the renewal option or not cancel the lease. The lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in the Company's assessment of the expected lease term or is there is a lease modification.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(n) Share based payments

The Company measures shares based payments to non-employees at the fair value of goods or services received at the date of receipt of the goods or services. If the fair value of the goods and services cannot be reliably measured, the value of the share based payment will be used, measured using the Black-Scholes option pricing model.

(o) Member Units

Proceeds from the issuance of member units are classified as equity. Incremental costs directly attributable to the issuance of member units are recognized as a deduction from equity.

4. Accounting policies adopted and accounting policies issued but not yet applied

Accounting policies adopted

Business Combinations

On January 1, 2020, the Company adopted the amendment as issued on October 22, 2018 by the IASB related to IFRS 3, "Business Combinations" ("IRFS 3"), revising the definition of a business and providing for the addition of an optional 'concentration test' to determine if the acquisition is a business. To be considered a business under the amendments to IFRS 3, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The three elements of a business are defined as follows:

• Input - Any economic resource that creates outputs, or has the ability to contribute to the creation of outputs, when on or more processes are applied to it.

• Process - Any system, standard, protocol, convention or rule that, when applied to an input or inputs, creates outputs or has the ability to contribute to the creation of outputs.

• Output - The result of inputs and processes applied to those inputs that provide goods or services to customers, generate investment income or generate other income from ordinary activities.

The optional 'concentration test' permits a simplified assessment that results in as asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or group of similar identifiable assets. An entity may elect to apply, or not apply, the test. An entity may make such an election separately for each transaction or other event. If the concentration test is met, the sets of activities and assets is determined to not be a business and no further assessment is needed. The amendment to IFRS 3 was applicable to the Company's acquisition of oil and gas working interests (Note 6) for the year ended December 31, 2020.

IFRS 16, "Leases"

IFRS 16, "Leases" was issued in January 2016 to replace IAS 17, "Leases". The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. On January 1, 2019 the Company adopted IFRS 16 using the modified retrospective approach.

On initial adoption, the Company elected to use the practical expedients, whereby certain short-term (less than 12 months) and low-value leases are excluded from recognition on the statement of financial position, and the Company continues to treat these leases as expenses. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are also exempt from the standard. The Company treats these types of leases as an expense when incurred over the lease term, except for leases related to non producing properties which are capitalized.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

The Company had no right-of-use assets recognized upon adoption of IFRS 16.

New accounting standards and amendments not yet adopted

In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.

5. Exploration and evaluation ("E&E") assets

	2020	2019	2018
Balance, beginning of year	$7,549,852	$18,759,712	$-
Additions (Note 10)	318,982	3,689,605	19,344,339
Decommissioning liabilities (Note 9)	-	0	89,000
Transfers (Note 6)	(426,021)	(10,474,624)	(673,627)
Impairment	(6,199,198)	(4,424,841)	-

Balance, end of year	$1,243,615	$7,549,852	$18,759,712

E&E assets consist of undeveloped lands, unevaluated seismic data and unevaluated drilling and completion costs and associated decommissioning costs on the Company's exploration projects which are pending the determination of proved reserves. Transfers are made to property, plant and equipment ("PP&E") as proved reserves are determined and technical feasibility and commercial viability is established. E&E assets are expensed due to uneconomic drilling and completion activities and lease expiries.

Additions during the years ended December 31, 2020, 2019 and 2018 mainly relate to undeveloped lands and drilling costs on wells without assigned proved reserves prior to their transfer to property, plant and equipment.

The Company reviews many factors when determining if an impairment test should be performed, For the years ended December 31, 2020, 2019 and 2018, the Company conducted an assessment of impairment indicators for the Company's exploration and evaluation assets and noted no impairment indicators were present other than lands that had expired lease terms or near expiry.

For the year ended December 31, 2020, the Company impaired $6,199,198 (2019: $4,424,841, 2018: $Nil) of E&E assets previously capitalized as exploration and evaluation assets as the lease term of undeveloped lands expired or were near expiry. These amounts have been included in impairment loss on exploration and evaluation assets in the statement of loss and comprehensive loss.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

6. Property, plant and equipment

Cost	2020	2019	2018
Balance, beginning of period	$25,478,575	$10,889,550	$-
Additions	11,687,526	15,672,436	10,126,923
Acquisitions	33,001,822	-	-
Transfers from E&E assets (Note 5)	426,021	10,474,624	673,627
Decommissioning obligations (Note 9)	685,000	139,000	89,000
Disposal	(14,323,619)	(11,697,035)	-

Balance, end of period	$56,955,325	$25,478,575	$10,889,550

Accumulated depletion and impairment	2020	2019	2018

Balance, beginning of period	$(17,974,432)	$(7,861,000)	$-
Impairment	-	(14,010,436)	(7,560,000)
Reversal of impairment	4,730,000	-	-
Disposal	12,982,436	8,780,000	-
Depletion	(1,031,000)	(4,882,996)	(301,000)

Balance, end of period	$(1,292,996)	$(17,974,432)	$(7,861,000)

Carrying amount	$55,662,329	$7,504,143	$3,028,550

Acquisition of working interests

On December 22, 2020 the Company acquired the working interest in a series of wells from a third party who held a working interest in a number of the Company's existing wells as well as settled accounts payable owing to the third party. The Company paid $45,700,000 in cash, and issued a promissory note in the amount of $1,800,000 (note 8) to repay joint interest payables owed to the vendor of $14,498,178 and acquire PP&E in the amount of $33,001,822.

Disposals

During the year ended December 31, 2020 the Company settled affiliate loans (Note 15) in the amount of $4,629,324 (2019- $2,679,462) plus accrued interest of $730,500 (2019 - $554,573) through the assignment of one well to the affiliate (2019 - one well) and the assignment of $500,000 (2019 - $nil) of accounts payable to affiliate. The well had a carrying value of $1,340,264 (2019- $2,917,036) and associated decommissioning liabilities of $74,000 (2019- $75,000). The difference between the carrying value of the well and the affiliate loan was recorded as affiliate contributions to capital reserves in members' equity (note 11).

Depletion

The depletion calculation for the year ended December 31, 2020 includes estimated future development costs of $36,679,400 (2019: $3,172,300 2018 - $Nil)) associated with the development of the Company's proved plus probable reserves included in property, plant and equipment.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Impairment

The Company assesses many factors when determining if an impairment test should be performed. For the years ended December 31, 2020, 2019 and 2018, the Company conducted an assessment of impairment indicators for the Company's CGUs. In performing the review, management determined that the continued volatility of commodity pricing and the impact this has on the economic performance of the Company's CGUs justified determination of the recoverable amounts of all CGUs. The recoverable amounts were estimated at the value in use on the net present value of the before tax future net cash flows from oil and natural gas proved and probable reserves using forecasted prices and costs estimated by external and Company engineers. The future net cash flows were discounted at a rate of 15% (2019 - 15%, 2018 - 15%).

There was no impairment loss required for any of the Company's CGUs for the year ended December 31, 2020.

In the year ended December 31, 2020, due to increased reserves being assigned to the Company's Austin Chalk CGU, the Company identified indicators of a possible reversal of previously recorded impairment losses. The Company calculated the value in use of the CGU to allow for the reversal of the impairment loss recorded in 2019 (net of depletion that would have been recorded) of $4,730,000.

Key assumptions used in the determination of the recoverable amounts of each CGU includes commodity prices and discount rates applied to cash flows from proved and probable reserves. A 1% increase in the assumed discount rate over the life of the reserves independently would not have resulted in any further impairment loss or impairment loss reversal for the year ended December 31, 2020.

At December 31, 2019 and 2018, the value in use for the Legacy Operations CGU was estimated to be $1,265,700 (2018 - $2,940,000). As a result, the Company recognized an impairment loss of $9,097,436 (2018 - $7,560,000) relating to the CGU to reduce the carrying value of the CGU to its recoverable amount. The impairments were primarily the result of poorer performance from the CGU upon the completion of certain wells.

A 1% increase in the assumed discount rate over the life of the reserves independently would have resulted in a further impairment loss in the amount of $19,000 for the year ended December 31, 2019 (2018-$52,000).

At December 31, 2019, the value in use of the Company's Austin Chalk CGU was estimated to be $5,991,400. As a result the Company recognized an impairment loss of $4,913,000 relating to the CGU. The impairment was primarily the result of the initial reserves assigned to the wells not covering the capital costs incurred. A 1% increase in the assumed discount rate would have increased the impairment loss by approximately $150,000.

The Company utilized the following benchmark prices to determine the forecast prices in the value in use calculations.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

 These prices are adjusted as appropriate to reflect quality differentials and varied delivery points.

	As at December 31,
	2020	2019	2018
	WTI Crude Prices	NYMEX Prices	NYMEX Prices
	Oil, $/bbl	Oil, $/bbl	Oil, $/bbl
2019	-	-	62.42
2020	-	56.98	62.08
2021	47.17	59.03	63.25
2022	50.17	54.38	57.73
2023	53.17	52.09	55.30
2024	54.97	51.31	54.47
2025	56.07	51.44	54.61
2026	57.19	52.07	55.28
2027	58.34	52.57	55.81
2028	59.50	52.84	56.10
2029	60.69	52.84	56.10
2030	61.91	52.84	56.10
2031	63.15	52.84	56.10

	As at December 31,
	2020	2019	2018
	Henry Hub Prices	NYMEX Prices	NYMEX Prices
	Gas, $/Mmbtu	Gas, $/Mmbtu	Gas, $/Mmbtu
2019	-	-	3.03
2020	-	2.63	2.83
2021	2.83	2.28	2.44
2022	2.87	2.42	2.59
2023	2.90	2.42	2.59
2024	2.96	2.46	2.64
2025	3.02	2.49	2.67
2026	3.08	2.53	2.71
2027	3.14	2.55	2.73
2028	3.20	2.60	2.79
2029	3.26	2.65	2.84
2030	3.33	2.69	2.88
2031	3.39	2.75	2.94

7. Long-term debt

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility"). All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries. The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031. Interest payments are required quarterly. As at December 31, 2020, the Company had $43,328,396 drawn under the facility. The Company has certain financial covenants under the Golden Facility, including;

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0 beginning with the quarter ending June 30, 2021, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest, and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non cash items annualized.

(ii) Maintain an unrestricted cash balance of no less than $1,000,000

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

As at December 31, 2020, the Company was in compliance with all financial covenants.

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into the forward commodity swap contracts outlined in Note 16 (c)(i) which it has done.

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan. The Company entered into these swaps subsequent to the December 31, 2020 (Note 16 (c)(ii)) which it has done.

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover six months of scheduled interest payments which it has not done but intends to prior to the required date of December 31, 2021.

Repayments of principal required under the lending facility are as follows;

2021	$18,090,987
2022	7,722,206
2023	4,564,814
2024	3,347,998
2025	2,892,873
Thereafter	6,709,518
$43,328,396

In addition to the required principal repayments outlined above, the Company could also be required to make additional payments of:

i) If the ratio of adjusted EBITDAX to scheduled loan principal and interest payments for the period is less than 1.50 to 1.00, the Company must make an additional principal prepayment equal to Net Income/(Loss) adjusted for all non cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

ii) If the Company fails to meet its ratio (as defined above) of Measured Assets to total net debt of 1.50 to 1.00, the Company must make an additional principal prepayment sufficient to meet the 1.50:1.00 ratio.

Details of the loan balances are as follows;

	Current	Long-term	Total
Drawn in 2020	$18,090,987	$25,237,409	$43,328,396
Borrowing costs	(1,042,478)	(2,023,448)	(3,065,926)
Total	$17,048,509	$23,213,961	$40,262,470

8. Promissory notes

During the year ended December 31, 2020, the Company issued discounted promissory notes including the $1,800,000 issued on the acquisition of working interests (note 6) totalling a face value of $5,425,000 for proceeds of $5,352,500. The promissory notes have maturity dates throughout 2021 and interest rates between 15% and 17% and are unsecured. Of the amounts, $1,600,000 face value were issued to parties related by virtue of significant equity holdings in the Company and/or officers and directors of the Company under the same terms as comparable notes issued to third parties. During the year ended December 31, 2020 $229,227 was recorded to finance expenses related to interest on the outstanding promissory notes, including the amortization of the $72,500 discount, of which $97,245 and $32,000 was with regards to related party holders.

Subsequent to December 31, 2020;

a) Notes payable of $2,475,000 were exchanged for member units of the Company (Note 17(f)(iii))

b) Notes payable of $1,000,000 were exchanged as a part of a member unit repurchase (Note 17(a))

c) Notes payable of $1,800,000 were renegotiated to $1,530,000 and repaid

d) Notes payable of $150,000 were repaid in cash

9. Decommissioning liabilities

	2020	2019	2018
Balance, beginning of year	$247,000	$178,000	$-
Liabilities incurred and acquired	685,000	139,000	178,000
Disposals	(74,000)	(75,000)	-
Accretion (note 13)	6,000	5,000	-
Balance, end of year	$864,000	$247,000	$178,000

The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods. As at December 31, 2020, the Company estimated the total undiscounted amount of cash flows required to settle it decommissioning obligations to be approximately $1,297,000 (2019 $568,000, 2018 $387,000) which will be incurred between 2025 and 2058. As at December 31, 2020, an average risk-free rate of 1.65% (2019: 2.39%, 2018 3.02%) and an inflation rate of 1.6% (2019: 2.01%, 2018 2.0%) were used to calculate the decommissioning obligations.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

The risk-free rate used in the calculation of the net present value has a significant impact on the carrying value of decommissioning liabilities. A 1% increase in the risk-free rate at December 31, 2020 would decrease the decommissioning liability by $77,000.

10. Members' Capital

Authorized:

The Company is authorized to issue up to 20,000,000 Member Units.

Issued and outstanding:

	Number of member units	Amount
Balance at inception	-	-
Issued at inception	10,000,000	$100
Exploration and evaluation assets contributed for member units	3,123,708	15,918,335
Issued for cash	100,000	1,000,000
Issuance for an amount due from affiliate (note 15 (d)) and reduction of affiliate loan payable (note 15 (a))	1,546,864	8,903,990
Balance at December 31, 2018	14,770,572	$25,822,425
Issuance for cash	2,116,001	10,271,410

Exploration and evaluation assets contributed for member units	196,928	1,003,541
Balance at December 31, 2019 and 2020	17,083,501	$37,097,376

During the year ended December 31, 2020, there were no issuances of member units.

During the year ended December 31, 2019, the Company issued 2,116,001 member units at an average price of $4.85/unit for cash for total cash proceeds of $10,271,410. Of the member units, 833,333 were issued to an officer, director ands indirect equity holder of the Company at a $6.00/unit for a total of $5,000,000. In addition, the Company exchanged 196,928 member units for $1,003,541 in exploration and evaluation assets from a Company related by common equity holders. This transaction has been measured using the fair value of the exploration and evaluation assets received.

During the period ended December 31, 2018, the Company received exploration and evaluation assets from a Company related by common officers, directors and equity holders in the amount of $15,918,335 in exchange for the issuance of 3,123,708 members units. This transaction has been measured using the fair value of the exploration and evaluation assets received. In addition, the Company exchanged 1,208,739 member units at an average price of $5.89/unit in exchange for a reduction in amounts due to an affiliate loan in the amount of $7,124,100 and exchanged 338,125 member units at an average price of $5.06/unit in exchange for an amount due from affiliate (note 15), totalling $1,779,890.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Loss per member unit:

	December 31, 2020
	Net Loss	Membership Units	Loss per member unit
Loss - basic	$(7,530,178)	17,083,501	$(0.44)
Diliutive effect of outstanding awards	$-	-	-
	$(7,530,178)	17,083,501	$(0.44)

	December 31, 2019
	Net Loss	Membership Units	Loss per member unit
Loss - basic	$(23,143,828)	16,451,903	$(1.41)
Diliutive effect of outstanding awards	$-	-	-
	$(23,143,828)	16,451,903	$(1.41)

	December 31, 2018
	Net Loss	Membership Units	Loss per member unit
Loss - basic	$(9,083,838)	12,941,144	$(0.70)
Diliutive effect of outstanding awards	$-	-	-
	$(9,083,838)	12,941,144	$(0.70)

The Company had no options, warrants or other dilutive instruments outstanding for all periods ended December 31, 2020, 2019 and 2018.

11. Capital reserve

During the years ended December 31, 2020 and 2019, the Company disposed of certain wells to a company related by virtue of a common shareholder, officer and director, in exchange for the extinguishment of an affiliate loan (Note 15). Due to the relationship between the Company and the related party, differences between the carrying amount of assets disposed of and the loan balance extinguished has been recorded as affiliate contributions to the capital reserves account in members' equity. For the year ended December 31, 2020, $4,592,641 was recorded the capital reserve account (2019 - $430,734). Refer to Note 6.

12. Revenue from petroleum and natural gas sales

The amount of each significant category of revenue recognized for the years ended December 31, 2020, 2019 and 2018 is as follows:

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

	2020	2019	2018
Crude oil	$3,895,275	$4,023,530	$151,310
Natural gas	315,374	66,642	5,801
Natural gas liquids	225,430	-	-
	$4,436,079	$4,090,172	$157,111

13. Finance expenses

The amounts of each significant category of finance expenses for the periods ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018

Interest on due to affiliate (Note 15)	$63,185	$1,139,306	$82,583

Accretion expense (note 9)	6,000	5,000	-

Interest income	(7,601)	(9,848)	-

Finance costs of promissory notes (including $72,500 accretion of note discount) (Note 8)	229,277	-	-

Interest on secured debt (Note 7)	75,825	-	-

	$366,686	$1,134,458	$82,583

14. Supplemental cashflow information

a) Change in non-cash working capital

	2020	2019	2018

Change in non-cash working capital:
Accounts receivable	$(1,520,321)	$(4,557,380)	$(5,531)
Prepaid assets	(25,411)	-	-
Accrued interest	63,185	1,139,305	82,583
Accounts payable and accrued liabilities	(5,075,504)	15,990,049	2,092,571
Change in non-cash working capital	$(6,558,051)	$12,571,974	$2,169,623

Changes in non-cash working capital	2020	2019	2018
Working capital related to operations	$192,094	$1,072,023	$1,054,136
Working capital related to investing	(9,631,691)	11,499,951	1,115,487
Working capital related to financing	2,881,546	-	-
	$(6,558,051)	$12,571,974	$2,169,623

Cash Interest paid	$156,778	$-	$-

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

b) Non-cash transactions

During the ended December 31, 2020, the Company settled affiliate loans in the amount of $4,629,324 along with interest payable of $730,500 through the assignment of certain property, plant and equipment with a carrying amount of $1,340,264 related to decommissioning liabilities of $74,000 and accounts payable of $500,000.

During the year ended December 31, 2019, the Company i) exchanged 196,928 membership units in exchange for $1,003,541 in exploration and evaluation assets and ii) settled affiliate loans of $2,679,462 along with interest payable of $554,573 through the transfer of property, plant and equipment with a carrying value of $2,917,036 and related decommissioning liabilities of $75,000.

During the period ended December 31, 2018, the Company i) received exploration and evaluation assets of $15,918,435 in exchange for the issuance of 3,123,708 membership units (note 10) and ii) issued 1,546,864 membership units in exchange for a reduction in amounts due to an affiliate of $7,124,100 and amounts due from a second affiliate of $1,779,890 (note 10).

15. Related party transactions and balances not discussed elsewhere in the financial statements

a. Affiliate loans

The Company entered into a related party credit agreement during the year ended December 31, 2018 with one of their members, that shares a common equity holder, officer and director (the "Credit Agreement"). The Company entered into a second related party credit agreement during the year ended December 31, 2019 with the same related party. The Credit Agreements provided the funds necessary to drill, complete and operate two of the Company's wells, were secured by the interest in those wells, accrued interest at 15% per annum and had no stated terms of repayment. The Credit Agreement had a net balance of $5,124,973 as at December 31, 2019 and $4,545,363 as of December 31, 2018 plus accrued interest of $667,315 and $82,583 respectively. Interest expenses related to the advances was $63,185 for the year ended December 31, 2020 (2019 - $1,139,305, 2018 - $82,583). A portion of the loans amounting to $7,124,100 were repaid through the issuance of member units in 2018 (Note 10) and the balance of the loans were offset against the sale of two of the wells from the Company to the related party. Due to the nature of the relationship between the related party and the Company, the amounts of the loan extinguished exceeding the carrying amount of the assets transferred has been recorded as affiliate contributions and classified as capital reserves on the statement of financial position. For the year ended December 31, 2020, $4,592,641 was recorded the capital reserve account (2019 - $430,734).

b. Included in accounts receivable are $75,612 (2019 $Nil , 2018 - $Nil) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

c. Management services agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "Agreement") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company will provide management, finance, operations and administrative services along with office premises. The Agreement has an initial period of 11 years at which point it can be cancelled with 90 days notice. The Company will pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1),ii) 0.375% of measured asset as defined in the credit agreement (note 7).

During the year ended December 31, 2020, the Company incurred fees of $20,000 which is included in accounts payable at December 31, 2020 and is included in general and administrative expenses.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

In June of 2021, the MSA was effectively terminated, resulting in the Company no longer being required to pay the fees outlined above and also requiring the Company to hire its own employees and obtain its own office lease (Note 17(i)).

d. Due from affiliates

In the period ended December 31, 2018, the Company, issued member units (Note 10) in exchange for amounts due from an affiliated company related by virtue of common equity holders, directors and management in the amount of $1,779,890. These amounts due were non-interest bearing, unsecured and had no terms of repayment. During the year ended December 31, 2019, the Company collected all outstanding amounts.

16. Financial instruments and risk management

Risk management:

The Company has exposure to credit risk, liquidity and market risk from its use of financial instruments. This note presents information about the Company's exposure to each of the risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

There were no changes to the Company's risk management policies or processes during the year ended December 31, 2020, 2019 or 2018.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is as follows;

	2020	2019	2018
Cash	$2,889,558	$9,766,715	$63,421
Accounts receivable	6,121,963	4,601,642	5,531
Due from affiliate	-	-	1,779,890
	$9,011,521	$14,368,357	$1,848,842

Accounts receivable

The Company's accounts receivable are subject to normal industry credit risk. The Company is the operator of the oil and gas properties. Petroleum and natural gas sales are normally collected by the Company between 30 and 60 days from deliveries. Joint interest receivables are typically collected within one to three months of the joint interest bill being issued to the partner. However, the receivables are due from participants in the oil and gas industry and collection of outstanding amounts can be impacted by industry factors such as commodity price fluctuations, limited capital availability and success of drilling programs.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

As at December 31, 2020, 2019 and 2018, the Company's accounts receivable were comprised of the following:

	2020	2019	2018
Trade receivables from sales of crude oil and natural gas	$5,593,956	$1,388,760	$5,531
Joint interest billing receivables and other	528,007	3,212,882	-
Balance, end of year	$6,121,963	$4,601,642	$5,531

The Company recorded a bad debt expense of $162,137 related to uncollectable prepayments to certain vendors during the year ended December 31, 2020 (2019 - $nil, 2018 - $nil). Accounts receivable aging as at December 31, 2020, 2019 and 2018 are as follows;

	2020	2019	2018
Current	$4,907,872	$4,601,642	$5,531
31 - 60 days	686,084	-	-
61 - 90	-	-	-
Greater than 90 days	528,007	-	-
Balance, end of year	$6,121,963	$4,601,642	$5,531

All amounts shown as current and 31 - 60 days aging have been collected subsequent to year end. Amounts greater than 90 days are being pursued by management and the expected credit loss is believed to be insignificant.

Cash

All of the Company's cash is held at two financial institutions as at December 31, 2020 and 2019. The Company manages its credit exposure to cash, if any, by selecting institutions with high credit ratings.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due. The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below) and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

At December 31, 2020, the Company had negative working capital of $29,102,456. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period. Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts (note 16(c)). The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during December 2020 i) closed a significant asset acquisition (note 6) to help increase cash flow from operating activities and ii) issued promissory notes for cash (note 8). Subsequent to December 31, 2020, the Company has i) commenced a drilling program to increase cash flows from operating activities, ii) raised significant funds through two development partnerships (note 17 b) and c)) iii) issued further promissory notes and converted them to equity (note 17 (f) and (g))) and iv) settled promissory notes with a combination of cash and member units (Note 8).

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

The Company is required to meet certain financial covenants under the Goldman Facility (Note 7). As at December 31, 2020, the Company was not in any breach of financial covenants in place and subsequent to December 31, 2020, the Company has made all scheduled principal and interest payments on the Goldman Facility

The following table details the Company's financial liabilities and their scheduled maturities as at December 31, 2020;

	Carrying value	Contractual cash flow	Less than one year	1 - 3 years	Greater than 3 years
Accounts payable and accrued liabilities	$12,507,116	$12,507,116	$12,507,116	$-	$-
Commodity contracts	4,521,383	4,521,383	3,158,763	901,152	461,468
Promissory notes	5,425,000	5,425,000	5,425,000	-	-
Long term debt	40,262,470	43,328,396	18,090,987	12,287,020	12,950,389
Total	$62,715,969	$65,781,895	$39,181,866	$13,188,172	$13,411,857

(c) Market risk

Market risk is the risk that changes in market metrics, such as commodity prices, foreign exchange rates and interest rates that will affect the Company's valuation of financial instruments, as well as its net income (loss) and cash flow from operating activities. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Commodity price risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by North American and global economic events that dictate the levels of supply and demand. The nature of the Company's operations results in exposure to fluctuations in commodity prices. The Company's production is sold using "spot" pricing with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.

As at December 31, 2020, the Company had entered into the following risk management contracts to manage commodity price risk:

Commodity	Expiry	Type	Fixed Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Dec 2023	Swap	$0.20	9,251,697	NGL-Mont Belvieu
Propane (gallons)	Dec 2023	Swap	$0.52	5,688,215	NGL-Mont Belvieu
Natural gas (gallons)	Dec 2023	Swap	$0.95	3,644,721	NGL-Mont Belvieu
Iso butane (gallons)	Dec 2023	Swap	$0.56	1,190,206	NGL-Mont Belvieu
Nor butane (gallons)	Dec 2023	Swap	$0.57	2,767,451	NGL-Mont Belvieu
Natrual gas (mmbtu)	Dec 2028	Differential Swap	$0.07	4,362,265	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Dec 2028	Swap	$2.61	4,362,265	Henry Hub -Nymex
Crude oil (bbl)	Dec 2028	Swap	$43.38	1,164,205	WTI-Nymex

(1) remaining notional volumes decrease on an annual basis until expiry of the contracts

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

The commodity contracts had a total fair value of $(4,521,383) at December 31, 2020 comprised of a short term commodity contract liability of $3,158,763 and long term commodity contract liability of $1,362,620 (2019 and 2018 - $Nil). The corresponding unrealized loss for the year ended December 31, 2020 was $4,521,383 (2019 and 2018 - $Nil) and is included in the statement of loss and comprehensive loss. Total realized losses on risk management contracts totalled $405,404 for the year ended December 31, 2020 (2019 realized gain $417,795, 2018 - realized loss $995,000) and are also included in the statement of loss and comprehensive loss.

For the year ended December 31, 2020, a 10% increase/decrease in commodity prices would have a negative/positive impact on net income of approximately $7,750,000 (2019 and 2018 - nominal change).

ii. Interest rate risk

The Company is exposed to interest rate risk in relation to interest expense on its Goldman Facility as future cash flow may fluctuate as a result of market interest rates. If interest rates applicable to the facility were to have increased by 100 basis points (1%) it is estimated that the Company's net income for the year ended December 31, 2020 would have decreased by approximately $433,000. A decrease in interest rates by 1% would result in an increase in net income by an equivalent amount.

The Company may enter into interest rate swap contracts to manage the uncertainty of variable interest rates by fixing the variable component of a portion of the interest paid on the Company's revolving bank facility. Interest rate swaps are classified as derivative financial assets and liabilities at fair value through profit and loss and measured at fair value, with gains and losses on re-measurement included as a component of unrealized risk management contracts in the period in which they arise. Interest rate swaps are included on the balance sheet as either a risk management contract asset or liability and is classified as current or non-current based on the contractual terms specific to the instrument.

Subsequent to year end, to reduce interest rate cash flow risk, the Company entered into a LIBOR rate swap which effectively fixes the interest rate on a reducing notional principal amount commencing at $27,730,599 and reducing in fixed amounts to $Nil as of September 20, 2028. The Company will effectively pay/receive the difference between the fixed rate of 1.453% and the floating rate which is the greater of a 3 month USD LIBOR rate and 1.00%.

Prior to 2020, the Company had no other interest payments other than the fixed rate 15% interest on the balance due to affiliate. The interest payable was on a fixed percentage and as such, interest rate fluctuations had no impact on the interest payable by the Company.

iii. Foreign currency risk

The Company mainly trades in US dollars which is also its functional currency hence, there is nominal foreign currency exposure.

(d) Capital management

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

There has been no change to management's approach to managing capital during the year ended December 31, 2020, 2019 and 2018.

The Company considers its capital employed to be long-term debt, promissory notes payable, affiliate loans and members' equity:

	2020	2019	2018
Long-term debt (note 7)	$40,262,470	$-	$-
Promissory notes	$5,425,000	$-	$-
Affiliate loans (including accrued interest)	$-	$5,792,288	$4,627,946
Members' Equity	2,362,907	5,300,444	16,738,587
Capital Employed	$48,050,377	$11,092,732	$21,366,533

The Company makes adjustments to capital employed by monitoring economic conditions and investment opportunities. The Company generally relies on credit facilities, equity issuances and cash flows from operations to fund capital requirements. To maintain or modify its capital structure, the Company may issue new membership units, issue new debt, renegotiate existing debt terms, or repay existing debt. The Company is not currently subject to any externally imposed capital requirements, other than covenants on its bank debt (note 7).

Refer to subsequent events (note 17) for additional information on capital management initiatives.

17. Subsequent events

a) Member Unit Repurchase

On March 5, 2021, the Company executed a member unit buy back structure, in which a member exchanged 100% of their holdings (3,992,629 member units representing approximately 23.4% of the outstanding membership units at the time) along with a $1,000,000 promissory note (Note 10) for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units") The Company is required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default. The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024. If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default. While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default.

The 6,670,000 LP Units were redeemed at $0.71 per LP Unit at a total amount of $4,735,700.

b) Development Partnership

During the first quarter of 2021, the Company formed a Development Partnership ("DP") with 13 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $13,140,240 from external limited partners of which $1,312,506 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $3,252,132 in Flat Payout units and $9,888,108 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital and thereafter will participate in 6% of the income of the DP (along with Flat Payout Units). The Company will receive 25% of the income of the DP before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

After payout, the external limited partners will also have a put right to effectively put their DP units (with ongoing rights to 20% and 6% of the income generated by the DP) back to the Company for either i) an interest in publicly traded shares of the Company(see Proposed Reverse Takeover note below) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

c) Second Development Partnership

On July 1, 2021, the Company formed a second Development Partnership ("DP2") with 28 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $20,815,329 from external limited partners of which $815,329 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units.

The terms of the Units are identical to those of the first DP described above

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP

d) Proposed Reverse Takeover

Subsequent to year end the Company announced it had entered into a definitive business combination agreement with Red Pine Petroleum Ltd ("Red Pine"), pursuant to which, amongst other things, HB2 will complete a reverse take-over of Red Pine and, subsequent to the proposed transaction, the shareholders of HB2 will hold substantially all the outstanding securities of Red Pine and will be the continuing entity for accounting purposes. The resulting issuer (HB2) will plans to carry on business under the name Alpine Summit Energy Partners, Inc. and has applied for a listing on the TSX Venture Exchange, with ticker ALPS.V. These transactions are subject to customary shareholder and regulatory approval.

e) Acquisition of Acreage Positions

Subsequent to year end, the Company entered into a contribution agreement, with a third party, to acquire 16,201 net acreage in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas. In exchange for the acreage, the Company issued 203,666 shares valued at $2,000,000 ($9.82/share).

In addition, the Company issued 152,749 shares, valued at $1,500,000 ($9.82/share) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

f) Issuance of Member Units and Promissory Notes and Exchange of Promissory Notes for Member Units

During the three months ended March 31, 2021, the Company:

i) Issued $1,075,000 of discount promissory notes for proceeds of $1,053,000 bearing interest at 15% per annum and due March 18, 2021. The Company has an option to extend the maturity date by three months at a rate of 17% per annum. $75,000 face value of these notes were issued to an officer of the Company

ii) Issued 819,217 Member Units at $9.82 per Unit for cash proceeds of $ 8,044,699

iii) Retired $3,475,000 (including $1,000,000 noted in note 17 (f)(i)) of 15% discount promissory notes for 353,868 member units ($9.82 per member unit)

g) Grant of member units

In May of 2021, the Company issued 923,954 member units to consultants of the Company for services at an estimated value of $9.82 per member unit for total consideration of $9,073,228.

h) Lease Agreement

In June of 2021, the Company entered into a lease arrangement for office space for the period June 2021 to August , 2025. Under the terms of the lease agreement the Company will receive the first eight months rent free and from February 2022 until August 2025 will pay base rent averaging $12,100 per month.

i) Issuance of Convertible Promissory Notes

During the three months ended June 30, 2021, the Company issued a series of unsecured, non-interest bearing convertible promissory notes (the "Notes") to individuals in aggregate principal amount of US$2.3 million with a maturity date of sixty (60) days from the date of issuance. Per the terms of the Notes, the Notes were convertible into units of the Company at a conversion rate of $9.82/unit at the option of the Noteholder or the Company. On July 2, 2021, the Company exercised its option to convert all the existing Notes into 234,216 units of the Company effective as of July 7, 2021.

18. Explanation of transition to IFRS and adjustments made to previously issued US GAAP results

As stated in Note 2(a) these are the Company's first financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2020, the comparative information presented in these financial statements for the year ended December 31, 2019 and the period from inception May 30, 2018 to December 31, 2018. The Company has prepared these financial statements with a transition date to IFRS, being its date of inception, of May 30, 2018.

In preparing its IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP. An explanation of how the transition from US GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

In addition to the adoption of IFRS, the previously issued US GAAP figures have been restated to give effect to errors identified while the Company was preparing its initial IFRS financial statements. These adjustments are also explained in the following tables and notes that accompany the tables.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Reconciliation of the Consolidated Statement of Financial Position and Equity as at December 31, 2018:

	US GAAP as Originally stated	Note	Adjustment	US GAAP as Adjusted	Note	December 31, 2018 Effect of transition to IFRS	IFRS

Cash	$63,421		$-	$63,421		$-	$63,421
Accounts Receivable	-	(a)	5,531	5,531		-	5,531
Due from Affiliates	1,779,890		-	1,779,890		-	1,779,890
Exploration and Evaluation Assets	15,918,335	(f)	2,267,697	18,077,077	(a)(ii)	633,663	18,759,712
		(g)	(108,955)		(e)	(40,028)
					(c)	89,000
Property, Plant and equipment	13,068,385	(f)	(2,267,697)	3,326,115	(c)	89,000	3,028,550
		(c)	(104,573)		(a)(iii)	(196,427)
		(d)	(7,370,000)		(a)(iv)	(190,138)
Total assets	$30,830,031			$23,252,034			$23,637,104

Accounts payable and accrued liabilities	$86,782	(a)	5,531	$2,092,571		-	$2,092,571
		(e)	1,158,385
		(a)	16,873
		(b)	825,000
Accrued Interest Payable to Affiliate	307,375	(g)	(224,792)	82,583		-	82,583
Affiliate Loans	5,703,748	(e)	(1,158,385)	4,545,363		-	4,545,363
Decommisioning Liabilities	-			-	(c)	178,000	178,000

Total Liabilities	$6,097,905			$6,720,517			$6,898,517

Members' Capital	$25,822,425			$25,822,425		-	$25,822,425
Capital Reserve	-			-			-

Accumulated Deficit	(1,090,299)	(a)(b)(c)(d)(g)	(8,200,609)	(9,290,908)	(a)(ii), (a)(iii), (a)(iv), (e)	207,070	(9,083,838)

Total Equity	$24,732,126			$16,531,517			$16,738,587

Total liabilities and Members' Equity	$30,830,031			$23,252,034			$23,637,104

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Reconciliation of the Consolidated Statement of Loss and Comprehensive Loss for the period from inception May 30, 2018 to December 31, 2018

	US GAAP as Originally stated	Note	Adjustment	US GAAP as Adjusted	Note	December 31, 2018 Effect of transition to IFRS	IFRS

Revenue from petroleum and natural gas sales	$126,944			$126,944	(g)	$30,167	$157,111
Royalties	-			-	(g)	(42,087)	(42,087)
	126,944			126,944			115,024

Realized gains (losses) on derivative Commodity Contracts	(170,000)	(b)	(825,000)	(995,000)		-	(995,000)

Total revenue (deficiency), net of royalties and derivatives	(43,056)			(868,056)		-	(879,976)

Operating and transportation	255,182			255,182	(g)	(11,920)	243,400
					(a)(iv)	138
General and administrative	6	(a)	16,873	16,879		-	16,879
Exploration Expense	633,663			633,663	(a)(ii)	(633,663)	-
Depletion	-	(c)	104,573	104,573	(a)(iii)	196,427	301,000
Impairment loss on exploration and evaluation assets	-	(d)	7,370,000	7,370,000	(a)(iv)	190,000	7,560,000

Total expenses	888,851			8,380,297			8,121,279

Loss from operations before finance expense (net)	(931,907)			(9,248,353)			(9,001,255)

Finance income and expense (net)	(158,392)	(g)	115,837	(42,555)	(e)	(40,028)	(82,583)

Net loss and Comprehensive Loss	$(1,090,299)			$(9,290,908)			$(9,083,838)

Loss Per Member Unit	$(0.08)			$(0.72)			$(0.70)

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Reconciliation of the Consolidated Statement of Cash Flows for the period from inception May 30, 2018 to December 31, 2018

	US GAAP as originally stated	Note	Adjustment	US GAAP as adjusted	Note	December 31, 2018 effcet of transition to IFRS	IFRS

Operating activities
Net loss	$(1,090,299)		$(8,200,609)	$(9,290,908)		$207,070	$(9,083,838)
Items not affecting cash
Depletion expense	-	(c)	104,573	104,573	(a)(iii)	196,427	301,000
accretion expense	-		-	-			-
Impairment loss(reversal of impairment loss) on property, plant and equipment	-	(d)	7,370,000	7,370,000	(a)(iv)	190,000	7,560,000
Impairment loss on exploration and evaluation assets	-
Net change in non cash working capital	245,174	(o)	808,962	1,054,136		-	1,054,136

Cash flows used in operating activities	(845,125)			(762,199)			(168,702)

Investing Activities
Expenditures on property, plant and equipment and exploration and evaluation assets	(7,203,103)	(o)	(5,756,327)	(12,959,430)	(a)(ii), (a)(iv), (e)	(593,497)	(13,552,927)

Net change in non cash working capital		(o)	1,115,487	1,115,487			1,115,487
Cash Flows used in Investing Activities	(7,203,103)			(11,843,943)			(12,437,440)

Financing Activities
Issuance of member Units for cash		(o)	1,000,100	1,000,100			1,000,100
Advances from (repayments to) affiliate, net	8,111,649	(o)	3,557,814	11,669,463			11,669,463

Cash Flows used in financing Activities	8,111,649			12,669,563			12,669,563

Increase (decrease in cash	63,421			63,421			63,421
Cash, beginning of period	-			-			-
Cash, end of period	$63,421			$63,421			$63,421

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

	US GAAP as Originally stated	Note	Adjustment	US GAAP as Adjusted	Note	December 31, 2019 Effect of transition to IFRS	IFRS
Cash	$ 9,815,106	(a)	$ (48,391)	$ 9,766,715			$ 9,766,715
Accounts Receivable	5,705,988	(a)	52,906	4,601,642			4,601,642
		(h)	(1,170,973)				
		(i)	8,190				
		(n)	5,531				
Due from Affiliates	-			-			-
Exploration and Evaluation Assets	13,118,198	(f)	(3,918,723)	6,933,376	(c)	(89,000)	7,549,852
		(j)	(4,424,841)		(a)(ii)	22,841	
		(n)	2,158,742		(f)	682,635	
Property, Plant and equipment	9,111,758	(i)	493,279	9,111,664	(e)	(59,417)	7,504,143
		(f)	3,918,723		(c)	223,598	
		(k)	1,213,609		(a)(iv)	(817,000)	
		(k)	(3,127,527)		(a)(iii)	1,198,746	
		(m)	7,244,091		(d)	(1,855,882)	
		(n)	(9,742,270)		(f)	(297,565)	
Total assets	$ 37,751,050			$ 30,413,396			$ 29,422,352
Accounts payable and accrued liabilities	18,809,137	(a)	(107,127)	17,582,620	(b)	500,000	18,082,620
		(b)	(795,821)				
		(h)	(1,170,973)				
		(n)	847,404				
Accrued Interest Payable to Affiliate	1,410,742	(a)	(64,162)	691,060	(d)	(23,745)	667,315
		(m)	(430,728)				
		(n)	(224,792)				
Affiliate Loans	-	(l)	(361,974)	5,139,967	(d)	(14,994)	5,124,973
		(m)	5,501,941				
Decommisioning Liabilities	4,402		-	4,402	(c)	139,598	247,000
					(d)	(75,000)	
					(f)	178,000	
Total Liabilities	20,224,281			23,418,049			24,121,908
Members' Capital	37,097,376		-	37,097,376			37,097,376
Capital Reserve	-	(m)	2,172,878	2,172,878	(d)	(1,742,144)	430,734
					(a)(ii), (a)(iii),		
Accumulated Deficit	(20,070,607)	(a)(b)(i)(j)(k)(l)	(4,503,691)	(32,774,907)	(a)(iv), (c), (e)	340,171	(32,227,666)
		(n)	(8,200,609)		(f)	207,071	
Members' Equity	17,026,769			6,495,347			5,300,444
Non Controlling Interest	500,000		-	500,000	(b)	(500,000)	-
Total liabilities and Members' Equity	$ 37,751,050			$ 30,413,396			$ 29,422,352

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Reconciliation of the Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2019

	US GAAP as Originally stated	Note	Adjustment	US GAAP as Adjusted	Note	December 31, 2019 Effect of transition to IFRS	IFRS

Revenue from petroleum and natural gas sales	$3,275,884	(a)	$13,024	$3,288,908	(g)	$801,264	$4,090,172
Royalties	-		-	-	(g)	(1,103,669)	(1,103,669)
	3,275,884			3,288,908			2,986,503

Realized gains (losses) on derivative Commodity Contracts	(740,000)	(b)	795,821	417,795			417,795
		(l)	361,974
Total revenue (deficiency), net of royalties and derivatives	2,535,884			3,706,703			3,404,298

Operating and transportation	2,809,627	(a)	(78,810)	2,229,348	(g)	(302,407)	1,926,941
		(i)	(501,469)
General and administrative	188,261	(a)	(19,807)	168,454			168,454
Exploration Expense	2,759,277			2,759,277	(a)(iv)	(2,736,436)	-
					(a)(ii)	(22,841)
Depletion	7,295,351	(k)	(1,213,609)	6,081,742	(a)(iii)	(1,198,746)	4,882,996
Impairment loss on exploration and evaluation assets	-	(j)	4,424,841	4,424,841		-	4,424,841
Impairment loss(reversal of impairment loss) on property, plant and equ	7,329,473	(k)	3,127,527	10,457,000	(a)(iv)	2,736,436	14,010,436
					(a)(iv)	817,000
Total expenses	20,381,989			26,120,661			25,413,668

Loss from operations before finance expense (net)	(17,846,105)			(22,413,958)			(22,009,370)

Finance income and expense (net)	(1,134,203)	(a)	64,162	(1,070,041)	(c)	(5,000)	(1,134,458)
					(e)	$(59,417)
Net loss and Comprehensive Loss	$(18,980,308)			$(23,483,999)			$(23,143,828)

Loss Per Member Unit	$(1.15)			$(1.43)			$(1.41)

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Reconciliation of the Consolidated Statement of Cash Flows for the year ended December 31, 2019

	US GAAP as originally stated	Note	Adjustment	US GAAP as adjusted	Note	December 31, 2019 effect of transition to IFRS	IFRS
Operating activities
Net loss	$(18,980,308)		$(4,503,691)	$(23,483,999)		$340,171	$(23,143,828)
Items not affecting cash
Depletion expense	7,295,351	(k)	(1,213,609)	6,081,742	(a)(iii)	(1,198,746)	4,882,996
Accretion expense	-			-	(c)	5,000	5,000
Impairment loss(reversal of impairment loss) on property, plant and equipment	10,065,909	(k)	3,127,527	13,193,436	(a)(iv)	817,000	14,010,436
Impairment loss on exploration and evaluation assets	-	(j)	4,424,841	4,424,841			4,424,841
Net change in non cash working capital	3,417,071	(o)	(2,845,048)	572,023	(b)	500,000	1,072,023
Cash flows from operating activities	1,798,023			788,043			1,251,468
Investing Activities
Expenditures on property, plant and equipment and exploration and evaluation assets	(7,075,293)	(o)	(11,319,780)	(18,395,073)	(a)(ii), (e)	36,576	(18,358,497)
Repayment from (advances to) affiliate		(o)	1,779,890	1,779,890			1,779,890
Net change in non cash working capital		(o)	11,499,951	11,499,951		-	11,499,951
Cash Flows used in Investing Activities	(7,075,293)			(5,115,232)			(5,078,656)
Financing Activities
Issuance of member Units for cash	5,577,410	(o)	4,694,000	10,271,410			10,271,410
Advances from (repayments to) affiliate, net	8,951,545	(o)	(5,692,473)	3,259,072			3,259,072
Proceeds from issuance of units in subsidiary	500,000			500,000	(b)	(500,000)	-
Cash Flows used in financing Activities	15,028,955			14,030,482			13,530,482

Increase in cash	9,751,685			9,703,294			9,703,294
Cash, beginning of year	63,421			63,421			63,421
Cash, end of year	$9,815,106			$9,766,715			$9,766,715

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Notes to US GAAP Adjustments:

The following discussion explains the significant adjustments made to HB2's US GAAP figures.

(a) Although not material, numerous adjustments were made in order to properly reflect transactions that occurred and are not discussed in detail here

(b) During the period ending December 31, 2018, the Company purchased a derivative commodity put contract for $1,000,000 that was payable in instalments. The Company recorded these payments as they were made rather than accruing the full cost of the derivative contract as accounts payable at inception. In addition, the derivative contract had $Nil value at December 31, 2018 and therefore an adjustment was made to record an additional realized loss on the derivative contract equal to the amount of the accounts payable recorded of $825,000. During the year ended December 31, 2019 this error reversed itself in the amount of $795,821.

(c) During the period ending December 31, 2018, the Company did not record depletion expense related to its producing oil and natural gas properties. Depletion has now been recorded amounting to $104,573 for the period

(d) During the period ending December 31, 2018, the Company did not perform an impairment test on its producing oil and natural gas properties. Upon completion of this test, an impairment loss of $7,370,000 has been recorded for the period.

(e) At December 31, 2018, accounts payable and accrued liabilities in the amount of $1,158,385 were included in the affiliate loans balance. These amounts have now been properly re-classed to accounts payable and accrued liabilities

(f) At December 31, 2018 costs related to unproved properties in the amount of $2,267,697 were previously classified as proved properties. These amounts have been re-classified. At December 31, 2019 costs related to proved properties in the amount of $3,918,724 were previously classified as unproved properties. These amounts have been re-classified.

(g) During the period ended December 31, 2018, interest expense related to affiliate loan was overstated by $224,792 of which $108,955 was capitalized to unproved properties and $115,837 was expensed as finance expense. These amounts have now been corrected.

(h) At December 31, 2019, accounts payable in the amount of $1,170,793 was re-classed to accounts receivable as the Company had the legal right of offset and intention to settle the amounts simultaneously.

(i) For the year ended December 31, 2019, adjustments were made in the allocation of operating expenses and capital expenditures between the Company and one of its joint venture partners. This change resulted in an increase in accounts receivable at December 31, 2019 of $8,190, an increase in property, plant and equipment of $493,279 and a decrease in operating costs of $501,469

(j) At December 31, 2019, the Company had $4,424,841 in unproved properties that were impaired as they were near lease expiry and the Company had no intention to drill the related acreage prior to expiry. This impairment loss has now been recorded for the year ended December 31, 2019.

(k) For the year ended December 31, 2019, depletion expense and impairment of proved properties has been adjusted to reflect the other adjustments made herein. This resulted in a decrease in depletion expense of $1,213,609 and an increase in impairment expense of $3,127,527.

(l) Upon further reconciliation of the affiliate loan balance it was determined that the loan balance had been overstated by $361,974 with an offsetting adjustment to realized gains on derivative commodity contracts of $ 361,974.

(m) During the year ended December 31, 2019, as a result of other adjustments made herein, adjustments were made to properly reflect the disposal of a proved property to an affiliate. The difference between the carrying value of the proved property and the amounts of principal and interest payable to the affiliate extinguished as a result of the transfer of $2,172,878 has been recorded as a component of members' equity due to the common control nature of the transaction.

(n) These adjustments to the year ended December 31, 2019 are a result of the adjustments made to the year ended December 31, 2018 as described above.

(o) Adjustments to the consolidated statement of cash flows for the year ended December 31, 2019 and the period ended December 31, 2018 reflect the adjustments made above as well as the reclassification of amounts to accurately reflect the removal of non cash transactions.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

Notes to IFRS Reconciliations:

The following discussion explains the significant differences between HB2's US GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The note captions below correspond to the adjustments presented in the preceding reconciliations.

No IFRS 1 exemptions were applicable or material to the preparation of the Company's Statement of Financial Position at the date of transition, the date of inception of the Company on May 30, 2018.

(a) Property, plant and equipment ("PP&E") and exploration and evaluation ("E&E") assets

i. Overview

Under US GAAP, the Company presented Exploration and Evaluation assets as unproved crude oil and natural gas properties and Property, plant and equipment assets as proved crude oil and natural gas properties. As the Company's chosen IFRS accounting policy is to deem technical feasibility and economic viability to occur on the assignment of proved reserves, no reclassification was required upon adoption of IFRS

ii. Capitalization of geological and geophysical expenditures

Under US GAAP, the Company was expensing all geological and geophysical expenditures. Upon adoption of IFRS the Company capitalized seismic related to all lands where it has the right to explore. Therefore and adjustment has been made to capitalize previously expensed seismic expenditures which reduced exploration expense by $22,841 in 2019 (2018 - $633,663) and E&E assets increased by $22,841 (2018 - $633,663).

iii. Depletion

Under US GAAP, depletion was calculated using proved reserves ("1P"), which under IFRS was updated to reflect both proved and probable reserves ("2P") and the depletion base includes future development costs. The depletable net book value of property, plant and equipment was also different between US GAAP and IFRS in 2019 due to differing impairment losses recorded in 2018. This resulted in the Company recording a decrease in depletion expense by $1,198,746 (2018 - increase $196,427).

iv. Impairment

Under IFRSs, impairment tests for Property and equipment are performed at a CGU level as opposed to under US GAAP they are performed at a field level which may be different. Under IFRS Impairment is recognized if the carrying value exceeds the recoverable amount for a CGU. The recoverable amount is determined using the greater of the fair value less cost of disposal, based on discounted future cash flows of proved plus probable reserves using forecast prices and costs, and the CGU's value in use. Under US GAAP, impairment was assessed at the field level and calculated using proved reserves. Discount rates used in the two calculations may also differ. These differences along with differing carrying amounts prior to the impairment calculations resulted in an increase an increase in impairment losses by $817,000 for the year ended December 31, 2019 (2018 - $190,000) along with a reclassification of $2,736,436 (2018-$nil) from exploration expense to impairment loss and a trivial increase in operating costs for the year ended December 31, 2019 of $Nil (2018- $138)

(b) Accounts payable and non controlling interest

During the year ended December 31, 2019, the Company formed a subsidiary called Beaker Investments, LLC. ("Beaker") and soon after its formation, the Company sold all of its ownership interest to a third-party. The Company evaluated its relationships with Beaker for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities ("VIE") under US GAAP and the $500,000 raised was presented as a non-controlling interest.

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

The Company evaluated its relationship with Beaker under IFRS and determined that since the Company has , no exposure, or rights, to variable returns in its relationship with Beaker and has no ability to use its power over Beaker to affect the amount of returns, the classification of non-controlling interest is not permitted under IFRS.

Beaker never commenced operations and the $500,000 invested by the third-party is due back to them. Under IFRS this amount has been reclassified as accounts payable and accrued liabilities.

(c) Decommissioning obligations

The Company measures decommissioning obligations (formerly known as asset retirement obligations under US GAAP) on transition to IFRS in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Under US GAAP, accretion on decommissioning obligations was included in depletion expense. Under IFRS, accretion expense is included in finance expenses.

Under US GAAP, decommissioning obligations were discounted at a credit-adjusted risk-free rate, and under IFRS, the estimated cash flow to abandon and remediate well sites and facilities has been risk-adjusted and therefore the provision is discounted at a risk-free rate.

The application of IAS 37 resulted in an increase to decommissioning liability of $64,598 as at December 31, 2019 (2018- $178,000) with the offsetting adjustment to property, plant and equipment of $223,598 (2018 - $89,000) and exploration and evaluation assets of $(89,000) (2018 - $89,000) and accretion expense (recorded as a portion of finance expense) of $5,000 (2018 - $Nil).

(d) Capital Reserve

During the year ended December 31, 2019 the Company sold a producing oil and gas well to an affiliated party as further described in Notes 6 and 11 to the financial statements. Adjustments to this transaction were required due to differences in the carrying amounts of property, plant and equipment under IFRS compared to US GAAP. This resulted in a reduction in the amount credited to Capital reserve under IFRS of $1,742,144.

(e) Capitalized Interest

Under IFRS, IAS 23 requires the capitalization of interest and certain other costs that are directly attributable to the acquisition or construction of "qualifying assets." Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. Under US GAAP, a qualifying asset could be either (1) an asset constructed or produced for own use or (2) an asset intended for sale or lease that is constructed or produced as a "discrete project". In either case, costs are separately accumulated, and construction of the asset takes considerable time and entails substantial expenditures. Although the standards are relatively similar, the Company has elected not to capitalize interest under IFRS as it has chosen to define a substantial period of time to be a period of greater than one year, and thus, no interest is eligible for capitalization under IFRS. As a result additional interest of $59,417 (2018-$40,028) was expensed as finance expense with a corresponding decrease in exploration and evaluation assets in 2018 and property, plant and equipment in 2019 upon transition.

(f) These adjustments to the year ended December 31, 2019 are a result of the adjustments made to the year ended December 31, 2018 as described above

HB2 Origination, LLC Notes to the consolidated financial statements Years ended December 31, 2020 and 2019 and for the period from inception May 30, 2018 to December 31, 2018 (amounts in US dollars)

(g) Under US GAAP, the Company netted royalties and certain operating costs with revenue. Under IFRS, these amounts have been broken out for presentation purposes with the effect, for the year ended December 31, 2019, of increasing revenue from petroleum and natural gas by $801,264 (2018-$30,167), increasing Royalty expense by $1,103,669 (2018-$42,087) and decreasing operating expenses by $302,407 (2018 - $11,920)

(h) Leases

The Company assessed whether a contract existing at the date of adoption of IFRS 16 Leases on January 1, 2019 contained a lease by applying paragraphs 9-11 of IFRS 16 Leases to those contracts on the basis of facts and circumstances that existed at that date. The Company determined that all of its leases were either for a term of 12 months or less or were of low value. As permitted under IFRS 16, the Company elected not to recognize right-of-use assets and lease liabilities for these short-term and low-valued leased assets as at January 1, 2019 and were therefore excluded. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Being an oil and gas producer, the Company has entered into various mineral and surface leases with the Government and private owners of ands to access oil and natural gas reserves. The Company has determined that the sole purpose of these leases is to utilize them to explore and extract minerals, oil, natural gas and similar non-regenerative resources and applied the scope exemption under IFRS 16 to exclude these leases.

HB2 Origination, LLC

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021 and 2020

(Unaudited)

HB2 Origination, LLC

Condensed Interim Consolidated Statements of Financial Position
(unaudited)(amounts in US dollars)
As at

		June 30,	December 31,
		2021	2020
	Notes
ASSETS
Current assets
Cash		$23,529,641	$2,889,558
Accounts receivable		8,653,413	6,121,963
Prepaid expenses		89,292	25,411
		32,272,346	9,036,932
Non-current assets
Right-of-use-assets		471,329	-
Exploration and evaluation assets	4	7,834,839	1,243,615
Property, plant and equipment	5	64,271,399	55,662,329
Total assets		$104,849,913	$65,942,876
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$26,342,395	$12,507,116
Current lease obligations		42,688	-
Current portion of long-term debt	7	10,349,209	17,048,509
Development partnership 1 liabilities	6	13,694,038	-
Development partnership 2 liabilities	18	16,800,000	-
Promissory notes	8	2,450,000	5,425,000
Commodity contracts	17(c)	11,727,416	3,158,763
		81,405,746	38,139,388
Non-current liabilities
Long-term debt	7	19,092,392	23,213,961
Development partnership 1 liabilities	6	2,109,770	-
Asset backed preferred instrument	10	17,608,382	-
Commodity contracts	17(c)	10,364,931	1,362,620
Long-term lease obligations		439,369	-
Decommissioning liabilities	9	917,727	864,000
		50,532,571	25,440,581
Total liabilities		131,938,317	63,579,969
MEMBERS' EQUITY (DEFICIENCY)
Members' capital	11	52,509,513	37,097,376
Capital reserve		5,023,375	5,023,375
Accumulated deficit		(84,621,292)	(39,757,844)
		(27,088,404)	2,362,907
Total liabilities and Members' equity		$104,849,913	$65,942,876

Going concern (Note 2(b))

Commitments (Note 17(c))

Subsequent events (Note 18)

Approved by the following officers on behalf on the sole manager:

"signed" Craig Perry	"signed" Darren Moulds
CEO	CFO

See accompanying notes to the condensed interim consolidated financial statements.

HB2 Origination, LLC

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020 (unaudited)(amounts in US dollars)
		Three months	Three months	Six months	Six months
		ended June 30,	ended June 30,	ended June 30,	ended June 30,
		2021	2020	2021	2020
	Notes
Revenue
Revenue from petroleum and natural gas sales	13	$12,836,239	$40	$32,462,152	$627,911
Royalties		(3,587,815)	(10)	(8,921,851)	(239,999)
		9,248,424	30	23,540,301	387,912

Unrealized losses on derivative commodity contracts	17(c)	(8,389,077)	-	(17,570,964)	-
Realized losses on derivative commodity contracts	17(c)	(4,129,430)	(400,000)	(7,838,514)	(409,179)
Total revenue/(deficiency), net of royalties and derivative commodity contracts		$(3,270,083)	$(399,970)	$(1,869,177)	$(21,267)

Expenses
Operating and transportation		1,830,431	155	3,580,579	121,601
General and administrative		3,492,504	1,141,594	5,988,833	1,165,660
Stock-based compensation	11	9,073,228	-	9,073,228	-
Impairment loss of exploration and evaluation assets		-	3,121,873	-	3,121,873
Depletion expense	6	2,861,427	-	6,706,427	52,000

Total expenses		17,257,590	4,263,622	25,349,067	4,461,134

Loss from operations before finance income (expenses):		$(20,527,673)	$(4,663,592)	$(27,218,244)	$(4,482,401)

Finance income and expense (net)	14	(4,224,249)	(1,000)	(5,760,290)	(64,185)
Net loss and comprehensive loss for the period		$(24,751,922)	$(4,664,592)	$(32,978,534)	$(4,546,586)

Per Member Unit Information
Loss and comprehensive loss per member unit - basic and diluted	11	$(1.68)	$(0.27)	$(2.13)	$(0.27)
Weighted average number of member units outstanding (basic and diluted)	11	14,775,021	17,083,501	15,514,266	17,083,501

See accompanying notes to the condensed interim consolidated financial statements.

HB2 Origination, LLC

Condensed Interim Consolidated Statement of Changes in Members' Equity/(Deficiency)

(amounts in US dollars)
(Unaudited)

		Member Units
	Note	Number	Members' Capital	Capital Reserve	Accumulated deficit	Total members' equity/(deficiency)
Opening Balance January 1, 2020		17,083,501	$37,097,376	$430,734	$(32,227,666)	$5,300,444
Affiliate contribution		-	-	4,592,641	-	4,592,641
Net loss and comprehensive loss for the period		-	-	-	(4,546,586)	(4,546,586)
Ending Balance June 30, 2020		17,083,501	$37,097,376	$5,023,375	$(36,774,252)	$5,346,499

Ending Balance January 1, 2021		17,083,501	$37,097,376	$5,023,375	$(39,757,844)	$2,362,907
Issuance of member units for cash	11	819,215	8,044,700	-	-	8,044,700
Issuance of member units exchanged for promissory note	11	353,870	3,475,000	-	-	3,475,000
Issuance of member units for exploration and evaluation assets	11	356,415	3,499,995	-	-	3,499,995
Issuance of member units to contractors	11	923,954	9,073,228	-	-	9,073,228
Redemption of member units	10, 11	(3,992,629)	(8,680,786)	-	(11,884,914)	(20,565,700)
Net loss and comprehensive loss for the period		-	-	-	(32,978,534)	(32,978,534)
Ending Balance June 30, 2021		15,544,326	$52,509,513	$5,023,375	$(84,621,292)	$(27,088,404)

See accompanying notes to the condensed interim consolidated financial statements.

HB2 Origination, LLC

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2021 and 2020
(unaudited)(amounts in US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
Operating Activities
Net loss for the period		$(24,751,922)	$(4,664,592)	$(32,978,534)	$(4,546,586)
Items not affecting cash:
Depletion and depreciation expense	6	2,861,427	-	6,706,427	52,000
Stock based compensation		9,073,228	-	9,073,228	-
Accretion expense		3,738	1,000	8,943	2,000
Interest on lease liability		1,302	-	1,302	-
Amortization of debt issuance costs	14	274,558	-	596,299	-
Asset back preferred instrument interest	10	620,443	-	778,382	-
Fair value change on development partnership	6	2,654,065	-	2,671,972	-
Impairment of exploration and evaluation assets		-	3,121,873	-	3,121,873
Unrealized loss on commodity contracts	16(c)	8,389,077	-	17,570,964	-
Net change in non-cash working capital	15	3,328,536	544,258	4,355,106	1,585,901
Cash flows from/(used in) in operating activities		2,454,452	(997,461)	8,784,089	215,188

Investing Activities

Expenditures on property, plant and equipment	6	(9,836,725)	(2,456,540)	(14,883,119)	(4,839,780)
Expenditures of exploration and evaluation assets	5	(3,374,327)	(140,037)	(3,469,396)	(191,132)
Net change in non cash working capital		10,278,627	(3,191,200)	9,766,389	3,881,977
Cash flows used in investing activities		(2,932,425)	(5,787,777)	(8,586,126)	(1,148,935)

Financing Activities
Issuance of shares for cash	11	-	-	8,044,700	-
Proceeds from development partnerships	6, 18	20,231,836	-	29,931,836	-
Repayment of promissory notes	10	(1,875,000)		(1,875,000)
Proceeds from promissory notes	8	2,395,000	-	3,375,000	-
Repayment of long-term debt	7	(5,062,903)	-	(11,417,167)	-
Repayment of asset backed preferred instruments	10	(4,735,700)	-	(4,735,700)	-
Net change in non-cash working capital		-	-	(2,881,549)	-
Cash flows from financing activities		10,953,233	-	20,442,120	-

Increase/(decrease) in cash		10,475,260	(6,785,238)	20,640,083	(933,747)

Cash, beginning of period		13,054,381	15,618,206	2,889,558	9,766,715

Cash, end of period		$23,529,641	$8,832,968	$23,529,641	$8,832,968

See accompanying notes to the condensed interim consolidated financial statements.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (amounts in US dollars)(Unaudited)

1. General business description

HB2 Origination, LLC (the "Company" or "HB2") is a Delaware limited liability company, which is engaged in the exploration, development, production, and sale of crude oil and natural gas primarily in Texas. The Company was formed as HB2 Dolphin Inc. on May 30, 2018. The Company changed names from HB2 Dolphin Inc. to HB2 Ario, Inc. to HB2 Origination, Inc. The Company converted from a Company to an LLC on October 10, 2018.

The Company's principal office is located at 3322 West End Ave. Suite 400 Nashville TN 37205. As an LLC, the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC and, unless otherwise noted, the individual member's liability for indebtedness of an LLC is limited to the member's actual capital contribution.

These condensed interim consolidated financial statements were approved and authorized for issuance by the sole Manager of the Company on August 18, 2021.

2. Basis of preparation

(a) Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting", using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2020 and the notes thereto.

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in note 3 of the Company's audited consolidated financial statements for the year ended December 31, 2020. All accounting policies and methods of computation followed in the preparation of these condensed interim consolidated financial statements are consistent with those of the previous financial year.

(b) Going concern

These financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the six months ended June 30, 2021, the Company generated a net loss and comprehensive loss of $32,978,534 (year ended December 31, 2020 - $7,530,178), and as at that date, the Company had a working capital deficiency of $49,133,400 (December 31, 2020 - working capital deficiency of $29,102,456) and accumulated deficit of $84,621,292 (December 31, 2020 - $39,757,844).

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long- term debt, as they become due. During the six months ended June 30, 2021 the Company issued 1,173,085 member units in exchange for cash $8.0 million and extinguished promissory notes of $3.5 million (Note 11). The Company formed two development partnerships to fund a portion of 2021 capital activity which raised approximately $34 million during the period and subsequent to period end (Note 6 and 18). In addition, the Company issued convertible promissory notes in June 2021 (Note 8) for proceeds of $2.3 million and subsequent to June 30, 2021 converted those convertible promissory notes into 234,216 member units (Note 18). The

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

Company also repaid $11.4 million of long-term debt (Note 7) and $4.7 million of asset backed preferred instruments (Note 10). Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except as otherwise stated and allowed for in accordance with IFRS.

(d) Functional and presentation currency

These consolidated financial statements are presented in US dollars ("$"), which is the Company's and its subsidiary's functional currency.

(e) Management's significant accounting judgements, estimates and assumptions

The timely preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions based on currently available information that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the statement of financial position and the reported amounts of income and expenses during the reporting period. Accordingly, actual results may differ from these estimates. Estimates and underlying assumptions and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The pandemic and subsequent measures intended to limit its spread, contributed to significant volatility in global financial markets. The pandemic has adversely impacted global commercial activity and has reduced worldwide demand for commodities including crude oil. The result was significant economic uncertainty and a decline in commodity prices through most of 2020. In general, the oil and gas industry reacted with reductions to capital and other spending, as well as production shut- ins, to try to manage through this price environment. The full extent of the impact of COVID-19 on the Company's operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on financial markets on a macro-scale and any new information that may emerge concerning the effectiveness of available vaccines and the severity and spread of the virus. The pandemic presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by management in the preparation of its financial results. The Company's financial performance, operations and business are particularly sensitive to a reduction in the demand for prices of crude oil and natural gas. The potential direct and indirect impact of the economic downturn related to COVID-19 have been considered in management's estimates and assumptions at period end and have been reflected in the Company's results with any significant changes described in the relevant financial statements notes.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

Judgments made by management in the application of IFRS that have significant effect on the financial statements and major sources of assumptions and estimation uncertainty are discussed in note 2 (e) of the Company's consolidated financial statements for the year ended December 31, 2020, except as outlined below.

(i) Fair value of development partnership liabilities

The amounts recorded for the fair value of the development partnerships liabilities are based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates, and other relevant assumptions.

(ii) Debt equity split from convertible promissory note

The allocation between the debt and equity components of convertible promissory notes is based on estimates of the market interest rate the Company would pay on non-convertible debt instruments with similar terms.

(iii) Control of development partnerships

The Company consolidates 100% of the operations, assets and liabilities of the development partnerships which is based on an analysis of the terms of the various partnership agreements and whether they give the Company control of the partnerships and the right to variable returns.

(iv) Current and long-term classification related to asset backed preferred instrument and development partnership liabilities

The current and long-term classification related to the asset back preferred instrument is based on management's assessment of what operational cash flow is going to be available to repay the instrument based on the terms of the underlying agreements. The current and long-term classification related to development partnership liabilities is based on management's assessment of the future net cash flows to be generated by the wells included in the partnership.

3. Significant accounting policies

All significant accounting policies used in the preparation of these consolidated financial statements are described in the Company's consolidated financial statements for the year ended December 31, 2020 except as described below

a. Redemption of Member Units

Upon redemption of member units by the Company the excess (deficiency) of consideration paid to redeem member units over the weighted average carrying amount of member units at the time of redemption, is recorded as a charge (credit) to members' equity with no gain or loss recorded.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

b. Development partnership liabilities

The Company has issued certain units in a development partnership that gives holders of these units certain rights as further described in (Note 6). These units give the holders the right to receive certain variable cash flows based on the cash flows generated by the assets of the partnership. These units also give the holder the right to put the units back to the partnership at a variable price based on the value of the assets of the partnership at certain future dates. This put right qualifies as a derivative financial liability. These partnership units have been designated by the Company to be measured at fair value through profit or loss using level 3 fair value measurements.

4. Exploration and evaluation ("E&E") assets

	June 30, 2021	December 31, 2020
Balance, beginning of period	$1,243,615	$7,549,852
Additions	3,469,396	318,982
Acquisition for members units (note 11)	3,499,995	-
Transfers (Note 5)	(378,167)	(426,021)
Impairment	-	(6,199,198)
Balance, end of period	$7,834,839	$1,243,615

E&E assets consist of undeveloped lands, unevaluated seismic data and unevaluated drilling and completion costs and associated decommissioning costs on the Company's exploration projects which are pending the determination of proved reserves. Transfers are made to property, plant and equipment ("PP&E") as proved reserves are determined and technical feasibility and commercial viability is established. E&E assets are expensed due to uneconomic drilling and completion activities and lease expiries.

Additions during the six months ended June 30, 2021 and year ended December 31, 2020, mainly relate to undeveloped lands and drilling costs on wells without assigned proved reserves prior to their transfer to property, plant and equipment.

The Company reviews many factors when determining if an impairment test should be performed.At June 30, 2021 and at December 31, 2020, the Company conducted an assessment of impairment indicators for the Company's exploration and evaluation assets and noted no impairment indicators were present other than lands that had expired lease terms or near expiry.

For the six months ended June 30, 2021, the Company had no impairments. For the six months ended June 30, 2020, the Company recorded an impairment of $3,121,873 of E&E assets previously capitalized as exploration and evaluation assets as the lease term of undeveloped lands expired or were near expiry. These amounts have been included in impairment loss on exploration and evaluation assets in the statement of loss and comprehensive loss.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

5. Property, plant and equipment

Cost	June 30, 2021	December 31, 2020
Balance, beginning of period	56,955,325	25,478,575
Additions	14,883,119	11,687,526
Acquisitions	-	33,001,822
Transfers from E&E assets (Note 4)	378,167	426,021
Decommissioning obligations (Note 9)	44,784	685,000
Disposal	-	(14,323,619)
Balance, end of period	72,261,395	56,955,325

Accumulated depletion and impairment	June 30, 2021	December 31, 2020
Balance, beginning of period	(1,292,996)	(17,974,432)
Reversal of impairment	-	4,730,000
Disposal	-	12,982,436
Depletion	(6,697,000)	(1,031,000)
Balance, end of period	(7,989,996)	(1,292,996)

Carrying amount	64,271,399	55,662,329

Depletion

The depletion calculation for the six months ended June 30, 2021 includes estimated future development costs of $35,047,000 (year ended December 31, 2020 - $36,679,400) associated with the development of the Company's proved plus probable reserves included in property, plant and equipment.

Impairment

The Company assesses many factors when determining if an impairment test should be performed. For the six months ended June 30, 2021, the Company assessed impairment indicators for the Company's CGU and noted no indicators of impairment were present.

6. Development partnership 1 liabilities

During the first quarter of 2021, the Company formed a Development Partnership ("DP") with 13 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $13,131,836 from external limited partners of which $1,366,709 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $3,243,728 in Flat Payout units and $9,888,108 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP (along with Flat Payout Units). The Company will receive 25% of the income of the DP before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

After payout, the external limited partners will also have a put right to effectively put their DP units (with ongoing rights to 20% and 6% of the income generated by the DP) back to the Company for either i) an interest in publicly traded shares of the Company(see Proposed Reverse Takeover note below) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

The Company has categorized the development partnership liability as current and long-term based on the anticipated timing of repayments. For the six months ended June 30, 2021, an increase in the liability of $2,671,972 was recorded related to the change in fair value of the liability with a corresponding increase in finance expenses (Note 14).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

7. Long-term debt

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility"). All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries. The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031. Interest payments are required quarterly. As at June 30, 2021, the Company had $31,911,229 (December 31, 2020 - $43,328,396) drawn under the facility. The Company has certain financial covenants under the Golden Facility, including;

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0 beginning with the quarter ending June 30, 2021, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest (which has a balance of $1,288,789 at June 30, 2021), and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non cash items annualized.

(ii) Maintain an unrestricted cash balance of no less than $1,000,000

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

As at June 30, 2021, the Company was in compliance with all financial covenants.

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into the forward commodity swap contracts outlined in Note 16 (c)(i) which it has done.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan. The Company entered into these swaps during the six months ended June 30, 2021 (Note 17 (c)(ii)).

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover six months of scheduled interest payments which it has not done but intends to prior to the required date of December 31, 2021.

Repayments of principal required under the lending facility are as follows;

2021	$6,673,820
2022	7,722,206
2023	4,564,814
2024	3,347,998
2025	2,892,873
Thereafter	6,709,518
$31,911,229

In addition to the required principal repayments outlined above, the Company could also be required to make additional payments of:

i) If the ratio of adjusted EBITDAX to scheduled loan principal and interest payments for the period is less than 1.50 to 1.00, the Company must make an additional principal prepayment equal to Net Income/(Loss) adjusted for all non cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement

ii) If the Company fails to meet its ratio (as defined above) of Measured Assets to total net debt of 1.50 to 1.00, the Company must make an additional principal prepayment sufficient to meet the 1.50:1.00 ratio.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

At June 30, 2021, the Company was not subject to any other additional principal prepayments.

Details of the loan balances are as follows;

June 30, 2021	Current	Long-term	Total
Drawn balance	$11,152,085	$20,759,144	$31,911,229
Borrowing costs	(802,876)	(1,666,752)	(2,469,628)
Total	$10,349,209	$19,092,392	$29,441,601

December 31, 2020	Current	Long-term	Total
Drawn balance	$18,090,987	$25,237,409	$43,328,396
Borrowing costs	(1,042,478)	(2,023,448)	(3,065,926)
Total	$17,048,509	$23,213,961	$40,262,470

During the period ended June 30, 2021 the Company recorded amortization of borrowing costs of $596,299 (Note 14)

8. Promissory and convertible promissory notes

A continuity of the Company's promissory notes is included below:

December 31, 2020	$5,425,000
Issued for cash (note 8 (i))	1,075,000
Converted to member units (note 8 (ii))	(4,475,000)
Repayment of notes (note 8(iii))	(1,875,000)
Issued for cash (note 8(iv))	2,300,000
June 30, 2021	$2,450,000

i) During the six months ended June 30, 2021, the Company issued $1,075,000 in promissory notes for cash of which $75,000 were to an officer of the Company.

ii) During the six months ended June 30, 2021, the Company issued 353,870 member units in exchange for $3,475,000 in promissory notes (Note 11) (2020 - Nil) of which $600,000 were held by an officer of the Company. In addition, the Company exchanged $1,000,000 of promissory notes in connection with the asset backed preferred instrument (Note 10).

iii) During the six months ended June 30, 2021, the Company repaid $1,605,000 of promissory notes with cash and also offset $270,000 of promissory notes with agreed upon overhead expenses paid by the Company that was outstanding at December 31, 2020, which has been shown as a reduction of general and administrative expenses.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

iv) In June 2021, the Company issued a series of unsecured, non-interest bearing convertible promissory notes to individuals in aggregate principal amount of US$2.3 million with a maturity date of sixty days from the date of issuance. Per the terms of these convertible promissory notes, they are convertible into units of the Company at a conversion rate of $9.82/unit at the option of the noteholder or the Company. On July 2, 2021, the Company exercised its option to convert all the existing convertible notes into 234,216 units of the Company effective as of July 7, 2021 (Note 18).

At June 30, 2021, the Company has outstanding $150,000 of notes payable bearing interest at 17% and due on demand and $2,300,000 of convertible notes bearing no interest that were converted to member units subsequent to period end (Note 18).

9. Decommissioning liabilities

	June 30, 2021	December 31, 2020
Balance, beginning of period	$864,000	$247,000
Liabilities incurred and acquired	127,282	685,000
Disposals	-	(74,000)
Accretion (note 14)	8,943	6,000
Change in estimates	(82,498)	-
Balance, end of period	$917,727	$864,000

The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods. As at June 30, 2021, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning obligations to be approximately $1,499,372 (December 31, 2020 $1,297,000) which will be incurred between 2025 and 2058. As at June 30, 2021, an average risk-free rate of 2.06% (December 31, 2020 - 1.65%) and an inflation rate of 1.6% (December 31, 2020 - 1.6%) were used to calculate the decommissioning obligations.

The risk-free rate used in the calculation of the net present value has a significant impact on the carrying value of decommissioning liabilities. A 1% increase in the risk-free rate at June 30, 2021 would decrease the decommissioning liability by $183,000.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

10. Asset Backed Preferred Instrument

On March 5, 2021, the Company executed a member unit buy back structure, in which a member exchanged 100% of their holdings (3,992,629 member units representing approximately 23.4% of the outstanding membership units at the time) along with a $1,000,000 promissory note (Note 8) for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units") The Company is required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default. The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024. If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default. While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default. The 6,670,000 LP units were redeemed at $0.71 in the second quarter of 2021 for a total amount of $4,735,700.

As a result of the transaction, the Company recorded a reduction to member units of $8,680,786 (weighted average issue price to date of $2.17/unit) a reduction in promissory note liability of $1,000,000, a liability at an initial fair value of $21,565,700 and a reduction to accumulated deficit of $11,884,914. The fair value of the liability was determined by discounting the expected cash flows related to the instrument at a market based rate of 12% per annum.

For the six months ended June 30, 2021, the Company recorded finance expense related to the outstanding instrument in the amount of $778,382.

The Company has presented the entire liability as long-term based on estimates of cash flows available to repay the units in the coming twelve months.

11. Members' Capital

Authorized

The Company is authorized to issue up to 20,000,000 Member Units.

Issued

	Number of member units	Amount
Balance at December 31, 2020 and 2019	17,083,501	$37,097,376
Issued for cash	819,215	8,044,700
Issuance of member units exchanged for promissory notes (note 8)	353,870	3,475,000
Issuance of member units for exploration and evaluation assets (note 4)	356,415	3,499,995
Issuance of member units to officers and consultants	923,954	9,073,228
Redeemed for asset backed preferred instrument (note 10)	(3,992,629)	(8,680,786)
Balance at June 30, 2021	15,544,326	$52,509,513

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

During the six months ended June 30, 2021, the Company issued 819,215 member units for aggregate cash of $8,044,700 ($9.82/share). In addition, the Company issued 353,870 common shares in exchange for the retirement of $3,475,000 in promissory notes ($9.82/share).

The Company entered into an agreement, with a third party, to acquire 16,201 net acreage in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas. In exchange for the acreage, the Company issued 203,666 shares valued at $2,000,000 ($9.82/share).

In addition, the Company issued 152,749 shares, valued at $1,499,995 ($9.82/share) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

In May of 2021, the Company issued 923,954 member units to officers and consultants of the Company for services at an estimated value of $9.82 per member unit for total consideration of $9,073,228. There were no member unit issuances during the year ended December 31, 2020.

Loss per member unit:

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Net Loss	Member units	Loss per member unit	Net Loss	Member units	Loss per member unit
Loss - basic	$(32,978,534)	15,514,266	$(2.13)	$(4,546,586)	17,083,501	$(0.27)
Diliutive effect of outstanding awards	-	-	-	-	-	-
Loss - diluted	$(32,978,534)	15,514,266	$(2.13)	$(4,546,586)	17,083,501	$(0.27)

	Three months ended June 30, 2021			Three months ended June 30, 2020
	Net Loss	Member units	Loss per member unit	Net Loss	Member units	Loss per member unit
Loss - basic	$(24,751,922)	14,775,021	$(1.68)	$(4,565,037)	17,083,501	$(0.27)
Diliutive effect of outstanding awards	-	-	-	-	-	-
Loss - diluted	$(24,751,922)	14,775,021	$(1.68)	$(4,565,037)	17,083,501	$(0.27)

The Company had no options, or warrants outstanding for all periods ended June 30, 2021 and 2020. The effect of the conversion of convertible promissory notes would be a anti-dilutive and therefore have not been included in the calculation of diluted loss per share.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

12. Key management compensation

The remuneration of the key management personnel of the Company which includes all executive officers is set out below in aggregate:

	Three and six	Three and six
	months ended	months ended
	June 30, 2021	June 30, 2020
Salaries and bonuses	$2,237,568	$-
Share based compensation	8,230,054	-
Balance, end of period	$10,467,622	$-

Total personnel expenses for all employees and officers including share based compensation was $12,030,896 of which $2,957,668 is included in general and administrative expenses and $9,073,228 is included in stock based compensation.

13. Revenue from petroleum and natural gas sales

The amount of each significant category of revenue recognized for the three and six months ended June 30, 2021 and 2020 is as follows:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Crude oil	$9,958,516	$-	$20,538,257	$624,731
Natural gas	1,658,534	40	9,588,841	2,760
Natural gas liquids	1,219,189	-	2,335,054	420
	$12,836,239	$40	$32,462,152	$627,911

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

14. Finance expenses

The amount of each significant category of finance expense recognized for the three and six months ended June 30, 2021 and 2020 is as follows:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Accretion of decommissioning liabilities (note 9)	$3,738	$1,000	$8,943	$2,000
Interest on asset back preferred liability (note 10)	620,443	-	778,382	-
Fair value change in development partnership liabilities (note 6)	2,654,065	-	2,671,972	-
Interest on affiliate loan	-	-	-	62,185
Amortization of debt issuance costs (note 7)	274,557	-	596,299	-
Interest on promissory notes (Note 8)	15,907	-	290,908	-
Accretion on lease liability	1,302	-	1,302	-
Interest on long-term debt (Note 7)	654,237	-	1,412,484	-
	$4,224,249	$1,000	$5,760,290	$64,185

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

15. Supplemental cashflow information

a. Change in non-cash working capital

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended ended June 30, 2021	Six months ended ended June 30, 2020
Change in non-cash working capital:
Accounts receivable	$7,415,360	$1,087,842	$(2,531,450)	$3,682,420
Prepaid assets	9,386	-	(63,881)	-
Accounts payable and accrued liabilities	6,182,417	(3,734,784)	13,835,277	1,785,458

Change in non-cash working capital operating activities	$13,607,163	$(2,646,942)	$11,239,946	$5,467,878

Changes in non-cash working capital related to	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating activities	$3,328,536	$544,258	$4,355,106	$1,585,901
Investing activities	10,278,627	(3,191,200)	9,766,389	3,881,977
Financing activities	-	-	(2,881,549)	-

	$13,607,163	$(2,646,942)	$11,239,946	$5,467,878

Cash interest paid	$670,144	$-	$1,703,392	$62,185

b. Non-cash transactions

During the period ended June 30, 2021, the Company issued 356,415 member units in exchange for $3,499,995 of exploration and evaluation assets ($9.82/unit) (Note 11).

During the period ended June 30, 2021 the Company issued 353,870 members units in exchange for the retirement of promissory notes (Note 11)

During the period ended June 30 ,2021 the Company redeemed 3,992,629 member units and converted a $1,000,000 promissory note in exchange for an asset backed preferred instrument valued at $21,565,700 (Note 10).

16. Related party transactions and balances not disclosed elsewhere in the financial statements

Management services agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "MSA") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company will provide management, finance, operations and administrative services along with office premises. The Agreement has an initial period of 11 years at which point it can be cancelled with 90 days notice. The Company will pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1), ii) 0.375% of measured asset as defined in the credit agreement (Note 7).

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

During the three and six months ended June 30, 2021, the Company incurred fees of $267,127 (three and six months June 30, 2020 - $Nil) and is included in general and administrative expenses, of which $127,461 is included in accounts payable at June 30, 2021 (December 31, 2020 - $20,000).

In the second quarter of 2021, the MSA was effectively terminated, resulting in the Company no longer being required to pay the fees outlined above and also requiring the Company to hire its own employees and obtain its own office lease.

Related party balances

(i) At June 30, 2021, accounts receivable includes $600,000 owed to the Company by officers of the Company and companies controlled by the officers of the Company. These amounts are due as a result of the related parties being joint interest parties in certain wells operated by the Company. These amounts were received subsequent to June 30, 2021.

(ii) At June 30, 2021, the accounts receivable included $72,242 (December 31, 2020 - $75,612) due from a company related by virtue of common equity holders, officers and directors under normal credit terms

17. Financial instruments and risk management

Risk management:

The Company has exposure to credit risk, liquidity and market risk from its use of financial instruments. This note presents information about the Company's exposure to each of the risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

There were no changes to the Company's risk management policies or processes during the period ended June 30, 2021.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is as follows;

	June 30, 2021	December 31, 2020
Cash	$23,529,641	$2,889,558
Accounts receivable	8,653,413	6,121,963
	$32,183,054	$9,011,521

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

Accounts receivable

The Company's accounts receivable are subject to normal industry credit risk. The Company is the operator of the oil and gas properties. Petroleum and natural gas sales are normally collected by the Company between 30 and 60 days from deliveries. Joint interest receivables are typically collected within one to three months of the joint interest bill being issued to the partner. However, the receivables are due from participants in the oil and gas industry and collection of outstanding amounts can be impacted by industry factors such as commodity price fluctuations, limited capital availability and success of drilling programs.

As at June 30, 2021 and December 31, 2020, the Company's accounts receivable were comprised of the following:

	June 30, 2021	December 31, 2020
Trade receivables from sales of crude oil and natural gas	$7,307,802	$5,593,956
Joint interest billing receivables and other	$1,345,611	528,007
Balance, end of period	$8,653,413	$6,121,963

Accounts receivable aging as at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Current	$6,899,569	$4,907,872
31 - 60 days	1,008,231	686,084
61 - 90	-	-
Greater than 90 days	745,613	528,007
Balance, end of period	$8,653,413	$6,121,963

All amounts shown as current and 31 - 60 days aging have been collected subsequent to year end. Amounts greater than 90 days are being pursued by management and the expected credit loss is believed to be insignificant.

Cash

All of the Company's cash is held at two financial institutions as at June 30, 2021 and December 31, 2020. The Company manages its credit exposure to cash, if any, by selecting institutions with high credit ratings.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due. The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below), lease liabilities which will be settled over the life of the lease, asset backed preferred instruments which will be repaid based on available cash flows, development partnership liabilities that will be repaid based on cash flows generated by the wells included in the partnership and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

At June 30, 2021, the Company had negative working capital of $49,133,400. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period. Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts (note 17(c)). The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during the six months ended June 30, 2021 i) issued convertible promissory notes for cash (Note 8), ii) commenced a drilling program to increase cash flows from operating activities, iii) raised significant funds through two development partnerships (Note 18 and 6) and iv) settled promissory notes with a combination of cash and member units (Note 8 and 18).

The Company is required to meet certain financial covenants under the Goldman Facility (Note 7). As at June 30, 2021, the Company was not in any breach of financial covenants in place.

The following table details the Company's financial liabilities and their scheduled maturities as at June 30, 2021;

	Carrying value	Contractual cash flow	Less than one year	1 - 3 years	Greater than 3 years
Accounts payable and accrued liabilities	$26,342,395	$26,342,395	$26,342,395	$-	$-
Commodity contracts	22,092,347	22,092,347	11,727,416	7,988,934	2,375,997
Promissory notes	2,450,000	2,450,000	2,450,000	-	-
Lease liability	482,057	482,057	42,688	432,000	7,369
Asset backed preferred instrument	17,608,382	17,608,382	-	17,608,382	-
Development partnerships liabilities	30,494,038	32,603,808	30,494,038	1,706,194	403,576
Long term debt	29,441,601	31,911,228	11,152,085	9,594,151	11,164,992
Total	$128,910,820	$133,490,217	$82,208,622	$37,329,661	$13,951,934

(c) Market risk

Market risk is the risk that changes in market metrics, such as commodity prices, foreign exchange rates and interest rates that will affect the Company's valuation of financial instruments, as well as its net income (loss) and cash flow from operating activities. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Commodity price risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by North American and global economic events that dictate the levels of supply and demand. The nature of the Company's operations results in exposure to fluctuations in commodity prices. The Company's production is sold using "spot" pricing with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

As at June 30, 2021, the Company had entered into the following risk mnagement contracts to manage commodity price risk:

Commodity	Expiry	Type	Fixed Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Dec 2023	Swap	$0.20	6,652,235	NGL-Mont Belvieu
Propane (gallons)	Dec 2023	Swap	$0.52	4,089,989	NGL-Mont Belvieu
Natural gas (gallons)	Dec 2023	Swap	$0.95	2,620,659	NGL-Mont Belvieu
Iso butane (gallons)	Dec 2023	Swap	$0.56	855,792	NGL-Mont Belvieu
Nor butance (gallons)	Dec 2023	Swap	$0.57	1,989,876	NGL-Mont Belvieu
Natrual gas (mmbtu)	Dec 2028	Differential Swap	$0.07	3,260,831	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Dec 2028	Swap	$2.61	3,105,743	Henry Hub -Nymex
Crude oil (bbl)	Dec 2028	Swap	$43.38	915,521	WTI-Nymex
Crude oil (bbl)	Nov 2021	Put	$50.00	120,000	WTI-Nymex
Crude oil (bbl)	June 2022	Put	$40.00	240,000	WTI-Nymex
Crude oil (bbl)	Sept 2021	Short	$72.16	30,000	WTI-Nymex

(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

The commodity contracts had a total negative fair value of $22,092,347 at June 30, 2021 (December 31, 2020 - $4,521,383) comprised of a short term commodity contract liability of $11,727,416 (December 31, 2020 - $3,158,763) and long term commodity contract liability of $10,364,931 (December 31, 2020 - $1,362,620). The corresponding unrealized loss for the six months ended June 30, 2021 was $17,570,964 and is included in the statement of loss and comprehensive loss. Total realized losses on risk management contracts totalled $7,838,514 (December 31, 2020 - $409,179) for the six months ended June 30, 2021 and are also included in the statement of loss and comprehensive loss.

For the six months ended June 30, 2021, a 10% increase/decrease in commodity prices would have a negative/positive impact on net income of approximately $6,500,000.

ii. Interest rate risk

The Company is exposed to interest rate risk in relation to interest expense on its Goldman Facility as future cash flow may fluctuate as a result of market interest rates. If interest rates applicable to the facility were to have increased by 100 basis points (1%) it is estimated that the Company's net income for the six months ended June 30, 2021 would have decreased by approximately $146,000. A decrease in interest rates by 1% would result in an increase in net income by an equivalent amount.

The Company entered into a LIBOR rate swap which effectively fixes the interest rate on a reducing notional principal amount commencing at $27,730,599 and reducing in fixed amounts to $Nil as of September 20, 2028. The Company will effectively pay/receive the difference between the fixed rate of 1.453% and the floating rate which is the greater of a 3 month USD LIBOR rate and 1.00%.

At June 30, 2021 the interest rate swap had a negative fair value of $71,260. For the six months ended June 30, 2021, the Company recognized a corresponding unrealized loss of $71,260 (2020 - $Nil).

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

iii. Foreign currency risk

The Company mainly trades in US dollars which is also its functional currency hence, there is nominal foreign currency exposure.

(d) Capital management

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

There has been no change to management's approach to managing capital during the period ended June 30, 2021, with the exception of the addition of development partnership liabilities and asset back preferred instruments to the definition of managed capital.

The Company considers its capital employed to be long-term debt, promissory notes payable, affiliate loans, development partnership liabilities and asset back preferred instruments and members' equity/(deficiency):

	June 30, 2021	December 31, 2020
Long-term debt (note 7)	$29,441,601	$40,262,470
Promissory notes (note 8)	2,450,000	5,425,000
Development partnership liabilities (note 6)	30,494,038	-
Asset backed preferred instrument (note 10)	17,608,382	-
Members' Equity/(Deficiency)	(27,088,404)	2,362,907
Capital Employed	$52,905,617	$48,050,377

The Company makes adjustments to capital employed by monitoring economic conditions and investment opportunities. The Company generally relies on credit facilities, equity issuances and cash flows from operations to fund capital requirements. To maintain or modify its capital structure, the Company may issue new member units, issue new debt, renegotiate existing debt terms, or repay existing debt. The Company is not currently subject to any externally imposed capital requirements, other than covenants on its bank debt (Note 7).

Refer to subsequent events (note 18) for additional information on capital management initiatives.

18. Subsequent events

a) Proposed Reverse Takeover and associated private placement of subscription receipts

Subsequent to year end the Company announced it had entered into a definitive business combination agreement with Red Pine Petroleum Ltd ("Red Pine"), pursuant to which, amongst other things, HB2 will complete a reverse take-over of Red Pine and, subsequent to the proposed transaction, the shareholders of HB2 will hold substantially all the outstanding securities of Red Pine and will be the continuing entity for accounting purposes. The resulting issuer (HB2) will plans to carry on business under the name Alpine Summit Energy Partners, Inc. and has applied for a listing on the TSX Venture Exchange, with ticker ALPS.V. These transactions are subject to customary shareholder and regulatory approval.

HB2 Origination, LLC Notes to the condensed interim consolidated financial statements For the three and six months ended June 30, 2021 and 2020 (continued) (amounts in US dollars)(Unaudited)

In anticipation of the closing of the transaction referred to above, the Company has closed a financing of subscription receipts in the amount of CDN$7,494,327 ($7,099,329 net of cash broker commissions). These subscription receipts will convert into shares of Alpine Summit Energy Partners Inc. upon successful closing of the proposed reverse takeover.

b) Conversion of Convertible Promissory Notes

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021.

c) Second Development Partnership

On July 1, 2021, the Company formed a second Development Partnership ("DP2") with 28 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $20,815,329 from external limited partners of which $815,329 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units.

The terms of the Units are identical to those of the first DP (Note 6)

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

Proceeds received for subscriptions for DP2 units prior to June 30, 2021 in the amount of $16,800,000 are shown as current liabilities.

Schedule E: Pro Forma Financial Statements

See attached.

E-1

RED PINE PETROLEUM LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND THE YEAR ENDED MARCH 31, 2021

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of financial position as at June 30, 2021, and the unaudited pro forma consolidated statements of operations for the year ended March 31, 2021 and for three months ended June 30, 2021 of Red Pine Petroleum Ltd. ("Red Pine") were prepared for illustrative purposes only in compliance with National Instrument 51-102 - Continuous Disclosure Obligations.

The financial year-ends of Red Pine and HB2 Origination, LLC ("Origination") are non-coterminous. Given that the financial year-end of Red Pine differs from Origination by less than 93 days, adjustments for the difference in year-ends is not required in these unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of operations of Red Pine are comprised of information derived from:

• the audited consolidated financial statements of Origination as at and for the year ended December 31, 2020;

• the audited financial statements of Red Pine as at and for the year ended March 31, 2021;

• the unaudited condensed interim consolidated financial statements of Origination as at and for the three and six months ended June 30, 2021; and

• the unaudited condensed interim financial statements of Red Pine as at and for the three months ended June 30, 2021.

The unaudited pro forma consolidated financial statements have been compiled using accounting policies consistent with those adopted by Red Pine and Origination in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), but do not include all of the disclosures required by IFRS and should be read in conjunction with the financial statements listed above. The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of Origination for the years ended December 31, 2020 and 2019, and for the period from inception May 30, 2018 to December 31, 2018.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the Proposed Transaction (as defined below) been affected on the dates indicated, nor are the unaudited pro forma consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the Proposed Transaction will differ from such unaudited pro forma consolidated financial statements. Since the pro forma consolidated financial statements have been developed to retroactively show the effect of the Proposed Transaction, which are expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

The pro forma adjustments to historical results of Red Pine and Origination and are made to give effect to the Proposed Transaction as if it had occurred on April 1, 2020 for the pro forma consolidated statement of operations and June 30, 2021 for the pro forma consolidated statement of financial position.

Red Pine Petroleum Ltd.

Pro Forma Consolidated Statement of Financial Position

As at June 30, 2021

Unaudited
(Expressed in USD)

				Pro Forma	Pro Forma
	Red Pine Petroleum	HB2 Origination	Notes	Adjustments	Consolidated
ASSETS	(Note 2h)
Current assets
Cash	$440,661	$23,529,641	2 a)	$5,748,244	$29,878,217
			2 f)	$159,671
Accounts receivable	4,163	8,653,413		-	8,657,576
Prepaid assets	-	89,292		-	89,292
	444,824	32,272,346		5,907,915	38,625,085
Non-current assets
Right-of-use-assets	-	471,329		-	471,329
Exploration and evaluation assets	-	7,834,839		-	7,834,839
Property, plant and equipment	-	64,271,399		-	64,271,399
Total Assets	$444,824	$104,849,913		$5,907,915	$111,202,652
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$20,964	$26,342,395		$-	$26,363,359
Current lease obligations	-	42,688		-	42,688
Current portion of long-term debt	-	10,349,209		-	10,349,209
Development partnership 1 liabilities	-	13,694,038		-	13,694,038
Development partnership 2 liabilities	-	16,800,000		-	16,800,000
Promissory notes	-	2,450,000	2 g)	(2,300,000)	150,000
Commodity contracts	-	11,727,416		-	11,727,416
	$20,964	$81,405,746		$(2,300,000)	$79,126,710
Non-current liabilities
Long-term debt	$-	$19,092,392		$-	$19,092,392
Asset backed preferred instrument	-	17,608,382		-	17,608,382
Development partnership 1 liabilities	-	2,109,770		-	2,109,770
Commodity contracts	-	10,364,931		-	10,364,931
Long-term lease obligations	-	439,369		-	439,369
Decommissioning liabilities	-	917,727		-	917,727
	$-	$50,532,571		$-	$50,532,571

Total liabilities	$20,964	$131,938,317		$(2,300,000)	$129,659,281
SHAREHOLDERS' EQUITY
Share capital	$2,668,724	$52,509,513	2 e)	$(2,668,724)	$62,431,728
	-	-	2 e)	1,714,300
	-	-	2 g)	2,300,000
	-	-	2 f)	159,671
	-	-	2 a)	5,748,244
Share-based payment reserve	101,735	-	2 e)	(101,735)	-
Warrants	128,000	-	2 e)	(128,000)	-
Capital reserve	-	5,023,375		-	5,023,375
Accumulated deficit	(2,474,599)	(84,621,292)	2 e)	2,474,599	(74,884,167)
	-	-	2 e)	(1,290,440)
	-	-	2 c)	11,027,565
	$423,860	$(27,088,404)		$19,235,480	$(7,429,064)
Non-controlling interest	$-	$-	2 c)	$(11,027,565)	$(11,027,565)
Total equity	$423,860	$(27,088,404)		$8,207,915	$(18,456,629)
Total liabilities and equity	$444,824	$104,849,913		$5,907,915	$111,202,652

Red Pine Petroleum Ltd.

Pro Forma Consolidated Statement of Operations

For the three months ended June 30, 2021

Unaudited
(Expressed in USD)

	Red Pine	HB2		Pro Forma	Pro Forma
	Petroleum	Origination	Notes	Adjustments	Consolidated
	(Note 2h)
Revenue
Revenue from petroleum and natural gas sales	$-	$12,836,239		$-	$12,836,239
Royalties	-	(3,587,815)		-	(3,587,815)
	-	9,248,424		-	9,248,424
Unrealized losses on derivative commodity contracts	-	(8,689,077)		-	(8,689,077)
Realized losses on derivative commodity contracts	-	(3,829,430)		-	(3,829,430)
Total revenue, net of royalties and derivative commodity contracts	$-	$(3,270,083)		$-	$(3,270,083)

Expenses
Operating and transportation	-	1,830,431		-	1,830,431
General and administrative	12,888	3,492,504		-	3,505,392
Stock-based compensation	-	9,073,228		-	9,073,228
Impairment loss of exploration and evaluation assets	-	-		-	-
Depletion expense	-	2,861,427		-	2,861,427

Total expenses	12,888	17,257,590		-	17,270,478

Loss from operations before finance income (expenses):	(12,888)	(20,527,673)		-	(20,540,561)

Finance income and expense (net)	-	(4,224,249)		-	(4,224,249)
Net loss and comprehensive loss for the period	$(12,888)	$(24,751,922)		$-	$(24,764,810)
Non Controlling Interest			2 c)	$(8,455,257)	$(8,455,257)
Net loss and comprehensive loss for the period after Non Controlling Interest	$(12,888)	$(24,751,922)		$8,455,257	$(16,309,553)

Per Member Unit Information

Loss per Share from comprehensive loss - basic and diluted			2 d)		$(0.74)
Weighted average number of shares outstanding (basic and diluted)			2 d)		$33,585,210

Red Pine Petroleum Ltd.
Pro Forma Consolidated Statement of Operations
For the year ended March 31, 2021
Unaudited
(Expressed in USD)

	Red Pine Petroleum	HB2 Origination	Notes	Pro Forma Adjustments	Pro Forma Consolidated
	(Note 2h)

Revenue
Revenue from petroleum and natural gas sales	$-	$4,436,079		$-	$4,436,079
Royalties	-	(1,190,835)		-	(1,190,835)
	$-	$3,245,244		$-	$3,245,244

Unrealized losses on derivative commodity contracts	-	4,521,383		-	4,521,383
Realized losses on derivative commodity contracts	-	405,404		-	405,404
Total revenue, net of royalties and derivative commodity contracts	-	(1,681,543)		-	(1,681,543)

Expenses
Operating and transportation	-	1,196,744		-	1,196,744
General and administrative	38,394	1,622,870		-	1,661,264
Listing expense	-	-	2(e)	1,290,440	1,290,440
Depletion expense	-	1,031,000		-	1,031,000
Bad debts expense	-	162,137		-	162,137
Impairment loss on exploration and evaluation assets	-	6,199,198		-	6,199,198
Reversal of imparment loss on property, plant and equipment	-	(4,730,000)		-	(4,730,000)
Total Expenses	38,394	5,481,949		1,290,440	6,810,783
Loss from operations before other income (expenses):	$(38,394)	$(7,163,492)		$(1,290,440)	$(8,492,326)

Finance income and expense (net)	-	(366,686)			(366,686)
	$-	$(366,686)		$-	$(366,686)

Net loss and comprehensive loss for the year	(38,394)	(7,530,178)		(1,290,440)	(8,859,012)
Non Controlling Interest	-	-	2 c)	(2,572,309)	$(2,572,309)
Net loss and comprehensive loss for the period after Non Controlling Interest	$(38,394)	$(7,530,178)		$1,281,869	$(6,286,703)

Per Share Information

Loss per Share from Comprehensive Loss - Basic and Diluted			2 d)		(0.26)

Weighted average number of shares outstanding (basic and diluted)			2 d)		33,585,210

2. PRO FORMA TRANSACTION AND ASSUMPTIONS

The acquisition of Origination has been accounted for as a reverse acquisition with Origination being the acquirer for accounting purposes. As Red Pine does not constitute a business at the time of acquisition, the acquisition method of accounting has not been used. After giving effect to the Financing (as defined below), Red Pine shareholders will hold approximately 2% of the issued and outstanding shares of the Resulting Issuer (as defined below) and the management and Board of Directors of the Resulting Issuer will consist of the executive management group and the Board of Directors nominated by Origination. As a result of the share ownership, the change in management and the composition of the Board of Directors, the acquisition is accounted for as a reverse acquisition of Red Pine by Origination, whereby Origination is considered to be the acquiror for accounting purposes. As such, Origination will be the continuing entity for accounting purposes.

The Proposed Transaction is subject to several conditions, including the receipt of conditional listing approval from the TSX Venture Exchange, and completion of the private placement financing (the "Financing") of Finco (as defined below). There can be no assurance that the Proposed Transaction will close or close as described.

The adjustments required to the pro forma consolidated statement of financial position are as follows:

a) Completion of the Financing

Finco closed the Financing and issued 161,976 subordinate voting subscription receipts ("SVSR") at a price of CDN$4.01 per SVSR and 17,057 multiple voting subscription receipts ("MVSR") at a price of CDN$401.29 per MVSR for aggregate gross proceeds of approximately CDN$7.5 million (US$5,995,461), less CDN$309,022 (US$247,218) in commission, fees and expenses for net proceeds of US$5,748,244.

b) Cancellation of Red Pine Warrants and elimination of Red Pine equity accounts

As of April 12, 2021, Red Pine cancelled all of its outstanding warrants. As a result, the Red Pine warrants balance was reduced by USD$128,000. In addition, the pro forma statements reflect the elimination of Red Pine equity accounts (note 2 f)).

c) Non-converting Origination Members

Approximately 34.16% of the existing Origination members will not convert their holdings of Origination into Subordinate Voting Shares or Multiple Voting Shares of the Resulting Issuer and will retain their direct ownership in Origination. As a result, an adjustment for the Non-Controlling Interest attributed to these holders has been recorded.

d) As the Proposed Transaction was assumed to be completed on April 1, 2020, the weighted average shares have been adjusted to reflect the post closing shares outstanding (including from the Financing) and has assumed the conversion of Multiple Voting Shares and Proportionate Voting Shares into Subordinate Voting Shares.

e) The fair value of the Subordinate Voting Shares received by original shareholders of Red Pine on closing of the Proposed Transaction is estimated to be USD$1,714,300 (534,383 shares at approximately $3.21 USD per share) and the net assets of Red Pine acquired are USD$423,860. With the elimination of the Red Pine equity accounts an adjustment of USD$1,290,440 has been recorded as a listing expense.

f) As a part of the Proposed Transaction, 15,947.292 PVS shares with a fair value of $159,617 were issued. As a result an increase to cash and share capital has been recorded.

g) Convertible promissory notes of $2,300,000 were converted to shares on July 2, 2021. This conversion has been reflected in a reduction to promissory notes and an increase to share capital.

h) As Red Pine presents and measures its financial statements in Canadian dollars, all presented Red Pine balances have been converted at an approximate rate of $1.00 USD to $1.25 CDN to reflect the presentation of these pro forma financial statements in USD.

3. PRO FORMA TRANSACTION SUMMARY

On April 8, 2021, Red Pine, Origination, Alpine Summit Energy Partners Finco, Inc. ("Finco"), Red Pine Petroleum Subco Ltd. and Alpine Summit Energy Investors Inc. entered into a definitive business combination agreement (the "Business Combination Agreement") pursuant to which, among other things, Origination will complete a reverse take-over of Red Pine (the "Proposed Transaction") and the securityholders of Origination will hold substantially all of the outstanding securities of Red Pine following completion of the Proposed Transaction (the "Resulting Issuer"). The Resulting Issuer will carry on the business of Origination as "Alpine Summit Energy Partners, Inc.".

In connection with the consummation of the Proposed Transaction, Red Pine will complete a reorganization that will include:

• A consolidation of Red Pine's existing shares (on a 625.5882:1 basis).

• Amendments to Red Pine's Articles so that (a) the common shares will have special rights and restrictions and be renamed "Class A Subordinate Voting Shares" (the "Subordinate Voting Shares"), (b) a new class of shares will be created consisting of an unlimited number of "Class B Multiple Voting Shares" ("Multiple Voting Shares") having special rights and restrictions, and (c) a new class of shares will be created consisting of an unlimited number of "Class C Proportionate Voting Shares" (the "Proportionate Voting Shares") having special rights and restrictions.

• Changing its name to Alpine Summit Energy Partners, Inc.

In addition, Origination will complete a recapitalization whereby each outstanding membership unit will be converted into three membership units.

4. SHARE CAPITAL

The following table outlines the assumed Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares outstanding at the completion of the Proposed Transaction;

Subordinate Voting Shares	Number
Red Pine original shareholders	534,383
Financing (note 2 a))	161,976
Origination original members	1,427,421
2,123,780

Multiple Voting Shares (as converted at 1:100 to Subordinate Voting Shares)	1,705,700
Financing (note 2 a))	29,739,783
Origination original members	31,445,483

Proportionate Voting Shares (as converted at 1:1 to Subordinate Voting Shares) (note 2 g))	15,947

33,585,210

Schedule F: Audit Committee Charter

1. Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Alpine Summit Energy Partners, Inc. (the "Company"). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee's primary duties and responsibilities are to:

(a) conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

(b) assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

(c) review the interim and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and report thereon to the Board for approval of same;

(d) select and monitor the independence and performance of the Company's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

(e) provide oversight to related party transactions entered into by the Company; and

(f) provide oversight of all disclosure relating to, and information derived from, financial statements and management's discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties as set out in this Charter.

2. Authority of the Audit Committee

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the internal and external auditors of the Company.

3. Composition and Meetings

(a) The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst from among themselves a member who shall serve as Chair.

(b) The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the TSX Venture Exchange, the Business Corporations Act (British Columbia), and all applicable securities regulatory authorities. Each member of the Committee shall be financially literate (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110")).

(c) At least a majority of the members of the Committee shall be "independent" (as defined in NI 52- 110) and shall be remunerated only in accordance with applicable laws and regulations.

(d) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by electronic conference shall constitute a quorum.

(e) If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

(f) If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

(g) The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, email or other communication equipment, by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of electronic conference or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h) Any member of the Committee may participate in the meeting of the Committee by means of electronic conference call or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

(i) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting. Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

(j) The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

(k) Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l) The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders of the Company.

4. Responsibilities

(a) Financial Accounting and Reporting Process and Internal Controls

(i) The Committee shall review the annual audited and interim financial statements and related management's discussion and analysis before the Company publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles and in the case of the annual audited financial statements and related management's discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company's financial disclosures are complete, accurate, prepared in accordance with International Financial Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

(ii) The Committee shall review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

(iii) The Committee shall be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, management's discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

(iv) The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

(v) The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

(vi) The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(vii) The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

(viii) The Committee be responsible for monitoring compliance with any code of corporate conduct adopted by the Board and shall periodically review and make recommendations regarding such code.

(ix) The Committee shall establish procedures for:

(b) (A) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(c) (B) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(i) The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

(b) Independent Auditors

(i) The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the external auditors and the external auditors shall report directly to the Committee.

(ii) The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors.

(iii) The Committee shall monitor and assess the relationship between management and the external auditors and monitor, confirm, support and assure the independence and objectivity of the external auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

(iv) The Committee shall review the external auditor's audit plan, including scope, procedures and timing of the audit.

(v) The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(vi) The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Company and the external auditors.

(vii) The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(viii) The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

(ix) The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

(c) Other Activities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5. Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6. Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7. Approval

Approved by the Board on September 3, 2021.

Schedule G: Reserves Report

See attached.

G-1

HB2 ORIGINATION, LLC
______________________________________________

Evaluation of Petroleum Reserves
Based on Forecast Prices and Costs
As of December 31, 2020

HB2 ORIGINATION, LLC
______________________________________________

Evaluation of Petroleum Reserves
Based on Forecast Prices and Costs
As of December 31, 2020

Prepared For:

HB2 Origination, LLC

600, 2777 Allen Parkway

Houston, Texas

USA 77019

Prepared By:

McDaniel & Associates Consultants Ltd.

2200, 255 - 5th Avenue SW

Calgary, Alberta

T2P 3G6

May 2021

HB2 ORIGINATION, LLC
______________________________________________

TABLE OF CONTENTS

Covering Letter

Certificates of Qualification

Summary

Total Company Reserves and Net Present Value	Table A
Figures
Property Location Map
Company Share Sales Volumes
Cash Flow Summary
Reserves Distribution by Reserves Class and Product

NI 51-101 Summary

51-101F1 Summary Tables
Summary of Oil and Gas Reserves	Table F1-1
Summary of Net Present Value of Future Net Revenue	Table F1-2
Total Future Net Revenue (Undiscounted)	Table F1-3
Future Net Revenue by Product Type	Table F1-4
Future Capital, Abandonment, Decommissioning and Reclamation Costs	Table F1-5
Form 51-101F2

Summary of Price Forecasts

Evaluation Methodology

APPENDIX 1 Total Proved Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Forecast of Revenue After Tax - Company Share	Table AT
Reserves and Net Present Value by Property	Table 2
Summary of Reserves and Net Present Value by Area	Table 3
First Year Production, Revenues and Expenses by Area	Table 4
Ten Year Production, Revenues and Expenses by Area	Table 5

APPENDIX 2 Total Proved + Probable Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Forecast of Revenue After Tax - Company Share	Table AT
Reserves and Net Present Value by Property	Table 2
Summary of Reserves and Net Present Value by Area	Table 3
First Year Production, Revenues and Expenses by Area	Table 4
Ten Year Production, Revenues and Expenses by Area	Table 5

APPENDIX 3 Total Probable Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

HB2 Origination, LLC	Page 2
Forecast Prices and Costs
Table of Contents

APPENDIX 4 Proved Developed Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 5 Proved Undeveloped Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 6 Proved + Probable Developed Producing Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 7 Proved + Probable Undeveloped Reserves

Forecast of Production and Revenue Before Tax - Company Share	Table 1
Reserves and Net Present Value by Property	Table 2

APPENDIX 8 Summary of Reserve Estimates

Summary of Reserve Estimates	Reserve Estimates

APPENDIX 9 Company Interest Data

List of Interests and Burdens	Interest

May 10, 2021

HB2 Origination, LLC

600, 2777 Allen Parkway

Houston, Texas

USA 77019

Attention:	Mr. Mike McCoy, COO

Reference:	HB2 Origination, LLC Evaluation of Petroleum Reserves Forecast Prices and Costs

Dear Sir:

Pursuant to your request, we have prepared an evaluation of the proved and probable petroleum reserves and the net present values of these reserves for the petroleum interests of HB2 Origination, LLC, hereinafter referred to as the "Company", as of December 31, 2020. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101).

The future net revenues and net present values presented in this report were calculated using the average forecast price and costs of McDaniel & Associates Consultants Ltd.("McDaniel"), GLJ Ltd. and Sproule Associates Limited as of January 1, 2021 ("Jan 2021 Consultant Avg.") for the future crude oil, natural gas and natural gas product prices and were presented in Canadian dollars.

Most of the future net revenues and net present value estimates in this report are presented before income taxes although future net revenues and net present value estimates are presented after income taxes in selected tables. The future net revenues presented in this report may not necessarily represent the fair market value of the reserves estimates.

The properties evaluated in this report were indicated to include essentially all of the Company's petroleum interests in the Giddings area in the State of Texas.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

HB2 Origination, LLC	Page 2
Forecast Prices and Costs	May 10, 2021

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report. The location of the Company's properties and a summary of the forecast production, net revenue and reserves distributions are presented graphically in the summary section. In addition, the NI 51-101 summary section contains Company data in F1 format and the Form 51-101F2. Tables summarizing the reserves, production and revenues for the various reserves classes are presented in Appendices 1 to 8. A summary of the Company's interests and burdens in each property is presented in Appendix 9. Discussions of the assumptions and methodology employed to prepare the reserves estimates and future revenue forecasts are also contained in the "Evaluation Methodology" section.

Detailed reserves estimates, future net revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the Detailed Property Report. Property discussions and a detailed description of the economic factors employed to derive the future net revenue forecasts were also included in the Detailed Property Report.

In preparing this report, we relied upon factual information including ownership, technical well data, production, prices, revenues, operating costs, capital costs, contracts, and other relevant data from public sources as well as non-public data supplied by the Company. The extent and character of all factual information supplied by the Company were relied upon by us in preparing this report and has been accepted as represented without independent verification. We have relied upon representations made by the Company as to the completeness and accuracy of the data provided and that no material changes in the performance of the properties has occurred nor is expected to occur, from that which was projected in this report, between the date that the data was obtained for this evaluation and the date of this report, and that no new data has come to light that may result in a material change to the evaluation of the reserves presented in this report.

The reserves estimates presented in this report were prepared on the basis of an overall evaluation of the reserves of the Company. Individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties. Consequently, McDaniel reserves the right to re-assess the reserves estimates and future net revenues for any individual property or group of properties if considered in isolation.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of HB2 Origination, LLC and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than HB2 Origination, LLC without the knowledge and consent of McDaniel & Associates Consultants Ltd.

HB2 Origination, LLC	Page 3
Forecast Prices and Costs	May 10, 2021

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the effective date of the evaluation and the date of this report were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

 CERTIFICATE OF QUALIFICATION

I, Michael Verney, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of HB2 Origination, LLC, the report entitled "HB2 Origination, LLC, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs, As of December 31, 2020", dated May 10, 2021, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the Queen's University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Civil Engineering and a Bachelor of Arts degree in Economics, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 10 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of HB2 Origination, LLC, nor do I expect to receive any direct or indirect interest in the properties or securities of HB2 Origination, LLC, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

Calgary, Alberta

Dated: May 10, 2021

CERTIFICATE OF QUALIFICATION

I, Ardit Baboci, Engineer In Training of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Engineer In Training of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of HB2 Origination, LLC, the report entitled "HB2 Origination, LLC, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs, As of December 31, 2020", dated May 10, 2021, and that I was involved in the preparation of this report.

2. That I attended the University of Calgary in the years 2014 to 2019 and that I graduated with a Bachelor of Science in Chemical Engineering, and that I am a registered Engineer In Training with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of one year of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of HB2 Origination, LLC, nor do I expect to receive any direct or indirect interest in the properties or securities of HB2 Origination, LLC, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

____________________________

Ardit Baboci, E. I. T.

Calgary, Alberta

Dated: May 10, 2021

CERTIFICATE OF QUALIFICATION

I, David G. Jenkinson, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an Executive Vice President for McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of HB2 Origination, LLC, the report entitled "HB2 Origination, LLC, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs, As of December 31, 2020", dated May 10, 2021 and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.

2. That I attended the University of Saskatchewan in the years 2000 to 2004, graduating with a Bachelor of Science degree in Geology; that I am a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.

3. That I have no direct or indirect interest in the properties or securities of HB2 Origination, LLC, nor do I expect to receive any direct or indirect interest in the properties or securities of HB2 Origination, LLC, or any affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

Calgary, Alberta

Dated: May 10, 2021

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table A

Total Company Reserves and Net Present Value
Forecast Prices and Costs as of December 31, 2020
Total Company

	PDP	PNP	PUD	TP	PADP	PANP	PAUD	TPA	PPDP	PPNP	PPUD	TPP
Crude Oil (Mbbl)												
Working Interest Volume	2,124.0	-	2,303.2	**4,427.2**	839.0	-	2,109.6	**2,948.6**	2,963.0	-	4,412.8	**7,375.8**
Royalty Interest Volume	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Net Volume	1,580.6	-	1,727.4	**3,308.0**	624.4	-	1,582.2	**2,206.6**	2,205.0	-	3,309.6	**5,514.6**
Natural Gas (MMcf)												
Working Interest Volume	8,634.7	-	3,829.6	**12,464.4**	3,121.8	-	2,998.2	**6,120.0**	11,756.5	-	6,827.9	**18,584.4**
Royalty Interest Volume	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Net Volume	6,442.8	-	2,872.2	**9,315.0**	2,327.9	-	2,248.7	**4,576.5**	8,770.6	-	5,120.9	**13,891.5**
Natural Gas Liquids (Mbbl) (1)												
Working Interest Volume	836.0	-	735.7	**1,571.6**	303.8	-	541.1	**844.9**	1,139.8	-	1,276.8	**2,416.6**
Royalty Interest Volume	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Net Volume	620.3	-	551.8	**1,172.1**	225.5	-	405.8	**631.3**	845.8	-	957.6	**1,803.4**
Total (MBOE) (2)												
Working Interest Volume	4,399.1	-	3,677.1	**8,076.2**	1,663.1	-	3,150.4	**4,813.6**	6,062.2	-	6,827.6	**12,889.8**
Royalty Interest Volume	-	-	-	**-**	-	-	-	**-**	-	-	-	**-**
Net Volume	3,274.7	-	2,757.8	**6,032.5**	1,237.9	-	2,362.8	**3,600.7**	4,512.6	-	5,120.7	**9,633.3**
Net Present Value Before Tax (M$)												
0.0%	88,353.8	-	49,986.8	**138,340.6**	43,844.7	-	67,371.4	**111,216.1**	132,198.5	-	117,358.2	**249,556.7**
5.0%	73,139.1	-	31,402.3	**104,541.4**	30,459.4	-	41,262.9	**71,722.3**	103,598.5	-	72,665.2	**176,263.7**
10.0%	63,345.8	-	20,565.9	**83,911.7**	23,391.6	-	27,550.1	**50,941.7**	86,737.4	-	48,116.0	**134,853.4**
15.0%	56,579.2	-	13,804.2	**70,383.5**	19,176.9	-	19,514.0	**38,690.9**	75,756.1	-	33,318.3	**109,074.4**
20.0%	51,620.0	-	9,355.0	**60,974.9**	16,406.8	-	14,384.2	**30,791.0**	68,026.7	-	23,739.2	**91,765.9**
$/BOE Before Tax (3)												
0.0%	20.08	-	13.59	**17.13**	26.36	-	21.38	**23.10**	21.81	-	17.19	**19.36**
5.0%	16.63	-	8.54	**12.94**	18.31	-	13.10	**14.90**	17.09	-	10.64	**13.67**
10.0%	14.40	-	5.59	**10.39**	14.06	-	8.74	**10.58**	14.31	-	7.05	**10.46**
15.0%	12.86	-	3.75	**8.71**	11.53	-	6.19	**8.04**	12.50	-	4.88	**8.46**
20.0%	11.73	-	2.54	**7.55**	9.86	-	4.57	**6.40**	11.22	-	3.48	**7.12**
Net Present Value After Tax (M$)												
0.0%	68,034.1	-	38,597.1	**106,631.2**	33,904.9	-	52,228.1	**86,133.0**	101,939.0	-	90,825.1	**192,764.2**
5.0%	56,435.9	-	24,167.1	**80,603.0**	23,586.7	-	31,942.1	**55,528.8**	80,022.7	-	56,109.2	**136,131.8**
10.0%	48,927.9	-	15,714.9	**64,642.8**	18,119.3	-	21,254.3	**39,373.6**	67,047.2	-	36,969.2	**104,016.5**
15.0%	43,731.3	-	10,431.9	**54,163.3**	14,854.7	-	14,988.9	**29,843.6**	58,586.0	-	25,420.8	**84,006.8**
20.0%	39,922.2	-	6,954.1	**46,876.4**	12,707.1	-	10,992.1	**23,699.2**	52,629.3	-	17,946.2	**70,575.5**

(1) Natural Gas Liquids volumes do not include Condensate.
(2) Barrels of Oil Equivalent based on 6:1 for Natural Gas, 1:1 for Condensate and C5+, 1:1 for Ethane,1:1 for Propane, 1:1 for Butanes. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(3) NPV/BOE based on Company Share BOE reserves.

21-0045 McDANIEL 2021-05-11 11:01:35 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Company Share Sales Volumes
Forecast Prices and Costs as of December 31, 2020
Total Reserves

Total Company

Crude Oil (bbl/day)
10,000
1,000
100
10
PDP
TP
TPP
Natural Gas (MMcf/day)
100
10
1
0.1
PDP
TP
TPP
Condensate (bbl/day)
1,000
100
10
1
No Condensate Forecast
NGL (bbl/day)
10,000
1,000
100
10
PDP
TP
TPP
BOE (BOE/day)
10,000
1,000
100
10
PDP
TP
TPP
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035

Historical production data is estimated based on the company share interest as of the reference date.

21-0045 McDANIEL 2021-05-11 11:00:25 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Cash Flow Summary
Forecast Prices and Costs as of December 31, 2020
Total Reserves

Total Company

Company Share Revenue (MM$)

80
72
64
56
48
40
32
24
16
8
0
2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040

Net Operating Income (M$)

40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040

Total Capital (M$)

25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040

Future Net Revenue Before Tax (M$)

40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040
PDP
TP
TPP

21-0045
McDANIEL
2021-05-11 11:00:24 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Reserves Distribution by Reserves Class and Product
Forecast Prices and Costs as of December 31, 2020
Total Reserves

Total Company

Reserves Distribution by Reserves Class

PDP (34%)
PUD (29%)
PADP (13%)
PAUD (24%)

Reserves Distribution by Product

Total Proved Reserves

Oil (55%)
Natural Gas (26%)
Natural Gas Liquids (19%)

Total Proved + Probable Reserves

Oil (57%)
Natural Gas (24%)
Natural Gas Liquids (19%)

(1) Distribution percentages may not add up to 100% due to rounding.

21-0045 McDANIEL 2021-05-11 11:00:25 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Reserves and Net Present Value Distribution for Major Properties
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Top Properties by 10% NPV

01 PDP (64%)
03 PUD (32%)
05 PAUD (4%)

Top Crude Oil Properties by Volume

03 PUD (43%)
01 PDP (40%)
05 PAUD (17%)

Top Natural Gas Properties by Volume

01 PDP (63%)
03 PUD (28%)
05 PAUD (8%)

(1) Distribution percentages may not add up to 100% due to rounding.

21-0045 McDANIEL 2021-05-11 11:00:26 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table F1-1

Summary of Oil and Gas Reserves
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

Reserves

Reserves Category	Light & Medium Oil Gross (1) (Mbbl)	Light & Medium Oil Net (2) (Mbbl)	Heavy Oil Gross (1) (Mbbl)	Heavy Oil Net (2) (Mbbl)	Tight Oil Gross (1) (Mbbl)	Tight Oil Net (2) (Mbbl)
Proved						
Developed Producing	-	-	-	-	2,122.9	1,579.8
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	2,301.1	1,725.8
Total Proved	-	-	-	-	4,424.0	3,305.6
Total Probable	-	-	-	-	2,951.0	2,208.4
Total Proved + Probable	-	-	-	-	7,375.0	5,514.0

Reserves Category	Conventional Natural Gas Gross (1) (MMcf)	Conventional Natural Gas Net (2) (MMcf)	Shale Gas Gross (1) (MMcf)	Shale Gas Net (2) (MMcf)	Natural Gas Liquids (3) Gross (1) (Mbbl)	Natural Gas Liquids (3) Net (2) (Mbbl)
Proved						
Developed Producing	-	-	8,690.1	6,484.3	835.5	620.0
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	3,825.7	2,869.3	735.1	551.3
Total Proved	-	-	12,515.8	9,353.6	1,570.6	1,171.3
Total Probable	-	-	6,133.1	4,586.3	845.7	631.9
Total Proved + Probable	-	-	18,648.9	13,939.9	2,416.3	1,803.2

(1) Gross reserves are working interest reserves before royalty deductions.
(2) Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.
(3) Natural Gas Liquids include Condensate volumes.

21-0045 McDANIEL 2021-05-11 11:01:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

Table F1-2

HB2 Origination, LLC

Summary of Net Present Value of Future Net Revenue
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year) @0.0% (M$)	@5.0% (M$)	@10.0% (M$)	@15.0% (M$)	@20.0% (M$)	After Income Taxes Discounted at (%/year) @0.0% (M$)	@5.0% (M$)	@10.0% (M$)	@15.0% (M$)	@20.0% (M$)	Unit Value Before Tax @10.0% (1) ($/BOE)
Proved											
Developed Producing	87,152.3	72,151.0	62,483.1	55,797.8	50,895.9	68,034.1	56,435.9	48,927.9	43,731.3	39,922.2	19.05
Developed Non-Producing	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	49,468.4	31,029.1	20,277.4	13,570.3	9,159.1	38,597.1	24,167.1	15,714.9	10,431.9	6,954.1	7.36
Total Proved	136,620.7	103,180.1	82,760.5	69,368.1	60,055.1	106,631.2	80,603.0	64,642.8	54,163.3	46,876.4	13.71
Total Probable	110,250.1	71,102.8	50,489.6	38,333.6	30,493.7	86,133.0	55,528.8	39,373.6	29,843.6	23,699.2	14.01
Total Proved + Probable	246,870.7	174,282.9	133,250.1	107,701.7	90,548.8	192,764.2	136,131.8	104,016.5	84,006.8	70,575.5	13.82

(1) The unit values are based on net reserve volumes.

21-0045 McDANIEL 2021-05-11 11:01:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table F1-3

Total Future Net Revenue (Undiscounted)
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

Reserves Category	Revenue (1) M$	Royalties (2) M$	Operating Costs M$	Development Costs M$	ADR Costs M$	Future Net Revenue Before Income Taxes M$	Income Taxes M$	Future Net Revenue After Income Taxes M$
Total Proved Reserves	393,698	123,213	84,248	48,262	1,355	136,621	29,990	106,631
Total Proved + Probable Reserves	663,501	207,158	130,777	76,811	1,884	246,871	54,107	192,764

(1) Includes all product revenues and other revenues as forecast.
(2) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

21-0045
McDANIEL
2021-05-11 11:01:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table F1-4

Future Net Revenue by Product Type
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

Reserves Category	Product Type	Future Net Revenue Before Income Taxes (discounted @ 10%) M$	Unit Value (1) $/Mcf $/bbl
Total Proved Reserves	Tight Oil (Including Solution Gas and By-products)	78,341	23.68
	Shale Gas (Including By-products)	5,571	1.78
	Total	**83,912**	
Total Proved + Probable Reserves	Tight Oil (Including Solution Gas and By-products)	127,450	23.11
	Shale Gas (Including By-products)	7,404	1.80
	Total	**134,853**	

(1) Unit values are calculated using the 10% discount rate divided by the Major Product Type Net reserves for each group.

21-0045 McDANIEL 2021-05-11 11:01:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table F1-5

Future Capital, Abandonment, Decommissioning and Reclamation Costs
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Remaining	Total
Development Cost Forecast (M$)																	
Total Proved																	
Undiscounted	2,148	14,043	21,649	10,423	-	-	-	-	-	-	-	-	-	-	-	-	48,262
Discounted @ 10.0%	2,105	12,221	17,127	7,496	-	-	-	-	-	-	-	-	-	-	-	-	38,949
Total Proved + Probable																	
Undiscounted	13,095	14,043	21,649	10,423	8,713	8,888	-	-	-	-	-	-	-	-	-	-	76,811
Discounted @ 10.0%	12,585	12,221	17,127	7,496	5,697	5,283	-	-	-	-	-	-	-	-	-	-	60,408
Abandonment, Decommissioning and Reclamation Cost Forecast (M$)																	
Total Proved																	
Undiscounted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,359	1,359
Discounted @ 10.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	85	85
Total Proved + Probable																	
Undiscounted	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,886	1,886
Discounted @ 10.0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	78	78

21-0045 McDANIEL 2021-05-11 11:01:28 AM

May 10, 2021

HB2 Origination, LLC

600, 2777 Allen Parkway

Houston, Texas

USA 77019

Attention:	Management of HB2 Origination, LLC

Re:	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor of HB2 Origination, LLC (the "Company")

To the Board of Directors of HB2 Origination, LLC (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020 estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved + probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management:

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

HB2 Origination, LLC	Page 2
Forecast Prices and Costs	May 10, 2021

			Net Present Value of Future Net Revenue $M
Independent Qualified	Effective Date of	Location of	(before income taxes, 10% discount rate)

Reserves Evaluator	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total

McDaniel	December 31, 2020	United States	-	134,853.4	-	134,853.4

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

Calgary, Alberta, Canada

May 10, 2021

3 Consultant Average (McDaniel, GLJ and Sproule)

Summary of Price Forecasts

January 1, 2021

Year	WTI Crude Oil $US/bbl (1)	Brent Crude Oil $US/bbl (2)	Edmonton Light Crude Oil $C/bbl (3)	Alberta Bow River Hardisty Crude Oil $C/bbl (4)	Western Canadian Select Crude Oil $C/bbl (5)	Alberta Heavy Crude Oil $C/bbl (6)	Sask Cromer Medium Crude Oil $C/bbl (7)	Edmonton Ethane $/bbl	Edmonton Propane $/bbl	Edmonton Butanes $/bbl	Edmonton Cond. & Natural Gasolines $/bbl	U.S. Henry Hub Gas Price $US/MMBtu	Alberta AECO Spot Price $C/MMBtu (8)	Alberta Average Plantgate $C/MMBtu (9)	Alberta Aggregator Plantgate $C/MMBtu	Empress $C/MMBtu	Sask. Prov. Gas Plantgate $C/MMBtu	British Columbia Average Plantgate $C/MMBtu	British Columbia Station 2 $C/MMBtu	Inflation %	US/CAN Exchange Rate $US/$CAN
	Crude Oil Price Forecasts							Liquids Price Forecasts				Gas Price Forecasts									
History																					
2010	79.55	79.90	77.50	68.50	67.25	61.45	73.80		46.80	66.05	84.25	4.40	4.15	3.90	3.85		3.95	3.90		1.75	0.970
2011	95.10	111.25	95.05	78.55	77.10	67.90	89.05		55.15	76.50	104.20	4.00	3.70	3.50	3.75	3.50	3.55	3.30	3.40	2.90	1.010
2012	94.20	111.65	86.10	74.35	73.10	63.65	82.10		28.60	69.55	100.80	2.75	2.45	2.25	2.25	2.30	2.30	2.25	2.40	1.55	1.000
2013	97.95	108.60	93.05	76.55	75.25	65.25	88.25		38.90	69.40	104.65	3.75	3.20	3.00	3.00	3.10	3.10	2.95	3.10	0.95	0.970
2014	93.00	99.00	93.50	80.40	79.10	71.20	87.80		45.05	69.60	102.40	4.35	4.40	4.20	4.20	4.55	4.40	4.05	4.20	1.90	0.905
2015	48.80	52.35	57.75	46.10	44.80	39.55	51.45		6.60	36.50	60.30	2.60	2.80	2.60	2.60	3.00	2.70	2.00	2.10	1.10	0.785
2016	43.30	43.55	53.90	40.45	39.15	33.35	49.10		13.15	34.35	56.15	2.50	2.10	1.90	1.90	2.30	2.20	1.55	1.65	1.45	0.755
2017	50.90	54.25	62.85	52.00	50.70	45.20	59.85		28.90	44.60	66.85	3.00	2.40	2.20	2.20	2.85	2.40	1.80	1.95	1.60	0.770
2018	64.95	71.05	69.65	51.25	49.95	40.00	70.20		27.55	32.80	79.20	3.05	1.55	1.35	1.35	3.00	1.60	1.20	1.40	2.25	0.770
2019	57.00	64.35	69.00	60.00	58.70	54.80	68.00		17.40	23.55	70.30	2.55	1.60	1.40	1.40	2.75	1.75	1.00	1.15	2.00	0.755
2020	39.20	41.75	45.00	36.45	35.35	30.70	43.70		16.35	22.20	49.15	2.05	2.25	2.05	2.05	2.30	2.45	2.05	2.20	0.20	0.745
Forecast																					
2021	47.17	49.42	55.76	45.36	44.63	39.87	53.77	8.91	18.18	26.36	59.24	2.83	2.78	2.58	2.58	3.04	2.68	2.52	2.71	0.0	0.768
2022	50.17	52.85	59.89	48.96	48.18	43.20	57.31	8.65	21.91	32.85	63.19	2.87	2.70	2.50	2.50	2.99	2.60	2.42	2.62	1.3	0.765
2023	53.17	56.04	63.48	52.91	52.10	46.86	60.68	8.35	24.57	39.20	67.34	2.90	2.61	2.41	2.41	2.93	2.51	2.34	2.53	2.0	0.763
2024	54.97	57.87	65.76	54.95	54.10	48.67	62.90	8.46	25.47	40.65	69.77	2.96	2.65	2.44	2.44	2.97	2.54	2.37	2.56	2.0	0.763
2025	56.07	59.00	67.13	56.05	55.19	49.65	64.22	8.63	26.00	41.50	71.18	3.02	2.70	2.49	2.49	3.03	2.59	2.42	2.61	2.0	0.763
2026	57.19	60.15	68.53	57.16	56.29	50.65	65.57	8.81	26.54	42.36	72.61	3.08	2.76	2.54	2.54	3.09	2.65	2.47	2.67	2.0	0.763
2027	58.34	61.33	69.95	58.30	57.42	51.67	66.94	8.99	27.09	43.24	74.07	3.14	2.81	2.59	2.59	3.15	2.70	2.52	2.72	2.0	0.763
2028	59.50	62.53	71.40	59.47	58.57	52.71	68.35	9.17	27.65	44.14	75.56	3.20	2.87	2.64	2.64	3.21	2.75	2.57	2.77	2.0	0.763
2029	60.69	63.75	72.88	60.66	59.74	53.76	69.78	9.36	28.23	45.06	77.08	3.26	2.92	2.69	2.69	3.28	2.81	2.62	2.83	2.0	0.763
2030	61.91	65.03	74.34	61.87	60.93	54.84	71.19	9.54	28.79	45.96	78.62	3.33	2.98	2.74	2.74	3.34	2.86	2.68	2.88	2.0	0.763
2031	63.15	66.33	75.83	63.10	62.15	55.94	72.61	9.74	29.37	46.88	80.20	3.39	3.04	2.80	2.80	3.41	2.92	2.73	2.94	2.0	0.763
2032	64.41	67.66	77.34	64.37	63.40	57.05	74.06	9.93	29.95	47.82	81.80	3.46	3.10	2.85	2.85	3.48	2.98	2.79	3.00	2.0	0.763
2033	65.70	69.01	78.89	65.65	64.66	58.20	75.55	10.13	30.55	48.77	83.44	3.53	3.16	2.91	2.91	3.55	3.04	2.84	3.06	2.0	0.763
2034	67.01	70.39	80.47	66.97	65.96	59.36	77.06	10.33	31.16	49.75	85.10	3.60	3.23	2.97	2.97	3.62	3.10	2.90	3.12	2.0	0.763
2035	68.35	71.80	82.08	68.31	67.28	60.55	78.60	10.54	31.79	50.74	86.81	3.67	3.29	3.03	3.03	3.69	3.16	2.96	3.18	2.0	0.763
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.763

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API, 0.5% sulphur
(2) North Sea Brent Blend 37 degrees API, 1.0% sulphur
(3) Edmonton Light Sweet 40 degrees API, 0.3% sulphur
(4) Bow River at Hardisty, Alberta (Heavy stream)
(5) Western Canadian Select at Hardisty, Alberta
(6) Heavy crude oil 12 degrees API at Hardisty, Alberta (after deduction of blending costs to reach pipeline quality)
(7) Midale Cromer crude oil 29 degrees API, 2.0% sulphur
(8) Historical prices based on AECO 7A (near month prices). 5A (daily price) expected to be equal to 7A over long term. 2019 historical prices: 7A $1.60/MMBTU, 5A $1.75/MMBTU
(9) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the Crown royalty calculations

HB2 ORIGINATION, LLC
____________________________________________

Evaluation of Petroleum Reserves

Based on Forecast Prices and Costs

As of December 31, 2020

Evaluation Methodology

INTRODUCTION

Estimates of the proved and probable petroleum reserves and the associated net present values before and after income taxes attributable to the properties of the Company have been presented in this report as of December 31, 2020. Reserves estimates were prepared for one property in which the Company was indicated to have an interest in the Giddings area in the State of Texas based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, public sources and from our own non-confidential files. A field inspection of the properties was not conducted in view of the generally accepted reliability of the data sources for North American properties.

Detailed reserves estimates, future net revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the Detailed Property Report. Property discussions and a detailed description of the economic factors employed to derive the future net revenue forecasts were also included in the Detailed Property Report.

The effective date of this report is December 31, 2020. The reserves estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101). A brief review of the methodology employed in arriving at the reserves and net present value estimates is presented in this section.

RESERVES ESTIMATES

Crude Oil

The crude oil reserves estimates presented in this report were based on a review of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the original oil in-place were based on individual well petrophysical interpretations, geological studies of pool configurations, and in some cases on published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and oil cut trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserves estimates were usually volumetrically determined using recovery factors based on analogy with similar wells or reservoirs or on estimates of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

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Forecast Prices and Costs	May 10, 2021

Natural Gas and Products

The natural gas reserves estimates for non-associated gas and gas cap pools were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the initial gas in-place were based on individual well petrophysical interpretations, geological studies of the pools and areas, and in some cases on published estimates. Material balance estimates of the initial gas in-place were employed where sufficient information was available for a reliable estimate. The reserves recoverable from the currently producing properties were estimated from studies of production performance characteristics and/or reservoir pressure histories. In those cases where indicative gas production decline and/or increasing oil-gas ratio and water-gas ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells.

Natural gas reserves estimates for solution gas production from producing crude oil properties were based on an analysis of producing gas-oil ratios and existing sales gas recoveries.

The natural gas products reserves estimates for the producing properties were based on historical and anticipated future recoveries of these products from the natural gas reserves.

RESERVES DEFINITIONS

The petroleum reserves estimates presented in this report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society) as presented in the COGE Handbook. A summary of those definitions is presented below.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

• analysis of drilling, geological, geophysical and engineering data;

• the use of established technology; and

• specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

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Reserves are classified according to the degree of certainty associated with the estimates

• Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

• Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

• Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

• Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

• Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

• Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

• Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

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Forecast Prices and Costs	May 10, 2021

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest-level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

• at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

• at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves; and

• at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

NET PRESENT VALUE ESTIMATES

The net present values of the petroleum reserves were obtained by employing future production and revenue analyses. The future crude oil production was generally predicated on the anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was also predicated on the anticipated performance characteristics of the individual wells and reservoirs in question with an allowance for any gas sales contract or gas processing facility restrictions. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and current and forecast sales gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's share of future crude oil revenue was derived by employing the Company's share of production and the forecast reference crude oil price less the historical quality and transportation price differential for each respective field. The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the Company's share of future natural gas revenues. The forecast reference natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the Company's share of future natural gas products revenues. Mineral taxes payable to the state were estimated based on the methods in effect as of December 31, 2020. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates.

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Forecast Prices and Costs	May 10, 2021

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. An allowance for future abandonment, decommissioning and reclamation (ADR) costs were included in this report. ADR costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development. These costs and their respective timing have been supplied and represented by the Company and incorporated into this report without review. The ADR costs were included for all areas contained within the report. The net present values were then obtained by employing 5, 10, 15 and 20 percent nominal annual discount rates compounded monthly.

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report. In addition, the NI 51-101 summary section contains Company data in F1 format and the Form 51-101F2.

Most of the future net revenues and net present values estimated in this report are presented before income taxes. Future net revenues and net present values are presented after income tax in selected tables at the corporate level. The estimates of future income taxes were based on our understanding of current Oil and Gas tax calculations in the State of Texas; however, income tax experts should be consulted before relying on any of the income tax estimates presented in this report.

The future net revenue forecasts and net present value estimates for the probable reserves were calculated by subtracting the total proved forecasts from the proved + probable forecasts.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, abandonments, decommissioning and reclamation costs, future net revenue, income taxes and net present values are presented in detailed tabulations for each reserves category in Appendices 1 to 8.

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Forecast of Production and Revenue Before Tax - Company Share
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Year	No.Of Wells	Crude Oil WI & RI Volume Mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas WI & RI Volume MMcf	Natural Gas Sales Price $/Mcf	Natural Gas Sales Revenue M$	Condensate WI & RI Volume Mbbl	Condensate Sales Price $/bbl	Condensate Sales Revenue M$	Natural Gas Liquids WI & RI Volume Mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	9.1	666.6	57.48	38319.5	2886.7	3.36	9687.0	-	-	-	319.7	18.42	5887.7	-	53894.2	4020.3
2022	10.0	530.0	61.63	32660.3	1613.9	3.41	5506.7	-	-	-	225.6	19.67	4439.1	-	42606.1	2807.1
2023	11.9	510.3	65.64	33499.1	1272.5	3.46	4404.8	-	-	-	182.9	20.90	3823.1	-	41727.0	2480.5
2024	13.4	500.8	67.91	34009.4	1142.8	3.53	4031.9	-	-	-	168.3	21.60	3636.4	-	41677.7	2348.6
2025	14.0	373.9	69.28	25904.3	893.9	3.60	3213.8	-	-	-	131.2	22.04	2892.3	-	32010.4	1792.2
2026	13.5	255.7	70.66	18071.2	621.3	3.67	2278.8	-	-	-	81.1	22.48	1823.5	-	22173.6	1206.6
2027	13.4	201.3	72.07	14509.5	504.7	3.74	1888.0	-	-	-	60.3	22.93	1382.4	-	17779.8	947.2
2028	13.2	165.7	73.52	12181.6	423.3	3.82	1614.9	-	-	-	48.3	23.39	1129.7	-	14926.2	777.5
2029	13.2	141.9	74.99	10637.6	366.0	3.89	1423.9	-	-	-	41.1	23.85	981.2	-	13042.8	668.5
2030	13.2	124.6	76.49	9530.7	323.5	3.97	1283.4	-	-	-	36.1	24.33	878.5	-	11692.6	588.0
2031	13.2	111.1	78.02	8670.6	290.1	4.05	1173.9	-	-	-	32.2	24.82	798.8	-	10643.3	525.1
2032	13.2	100.4	79.58	7989.9	263.2	4.13	1086.4	-	-	-	29.1	25.31	735.6	-	9811.9	473.6
2033	13.2	90.8	81.17	7373.1	238.8	4.21	1005.3	-	-	-	26.3	25.82	678.3	-	9056.6	429.9
2034	13.2	82.9	82.79	6860.1	218.1	4.29	936.7	-	-	-	23.9	26.34	630.5	-	8427.3	392.2
2035	13.2	75.9	84.45	6407.4	199.9	4.38	875.3	-	-	-	21.9	26.86	588.4	-	7871.2	359.1
Rem.	8.4	495.2	93.94	46515.9	1205.7	4.83	5817.8	-	-	-	143.5	29.81	4276.0	-	56609.8	153.2
Total	-	**4427.2**	**70.73**	**313140.4**	**12464.4**	**3.71**	**46228.5**	-	-	-	**1571.6**	**22.00**	**34581.5**	-	**393950.4**	-

Year	Royalties Manual M$	Royalties Lease & Override M$	Royalties NPI Pymts M$	Royalties Total M$	Royalties Total %	Net Volumes Oil Mbbl	Net Volumes Gas MMcf	Net Volumes Cond. Mbbl	Net Volumes Liquids Mbbl	Net Interest Revenue M$	Taxes Ad Valorem M$	Taxes Severance M$	Taxes Total M$	Taxes Total %
2021	-	13844.1	-	13844.1	25.7	495.2	2153.2	-	236.7	40050.1	1001.3	1871.9	2873.2	5.3
2022	-	10798.0	-	10798.0	25.3	395.7	1205.7	-	168.2	31808.0	795.2	1560.4	2355.6	5.5
2023	-	10522.9	-	10522.9	25.2	381.7	951.4	-	136.7	31204.0	780.1	1537.9	2318.0	5.6
2024	-	10484.5	-	10484.5	25.2	374.9	855.0	-	125.9	31193.3	779.8	1544.3	2324.1	5.6
2025	-	8052.5	-	8052.5	25.2	279.9	668.8	-	98.2	23957.9	598.9	1199.4	1798.3	5.6
2026	-	5583.9	-	5583.9	25.2	191.4	464.7	-	60.7	16589.7	414.7	829.2	1243.9	5.6
2027	-	4479.0	-	4479.0	25.2	150.6	377.4	-	45.1	13300.8	332.5	662.4	994.9	5.6
2028	-	3761.0	-	3761.0	25.2	124.0	316.5	-	36.1	11165.2	279.1	554.7	833.8	5.6
2029	-	3286.5	-	3286.5	25.2	106.1	273.7	-	30.7	9756.2	243.9	484.1	728.0	5.6
2030	-	2946.3	-	2946.3	25.2	93.2	242.0	-	27.0	8746.3	218.7	433.6	652.3	5.6
2031	-	2681.8	-	2681.8	25.2	83.1	217.0	-	24.1	7961.5	199.0	394.4	593.4	5.6
2032	-	2472.2	-	2472.2	25.2	75.1	196.9	-	21.7	7339.7	183.5	363.4	546.9	5.6
2033	-	2281.8	-	2281.8	25.2	68.0	178.6	-	19.6	6774.8	169.4	335.2	504.6	5.6
2034	-	2123.3	-	2123.3	25.2	62.0	163.2	-	17.9	6304.0	157.6	311.8	469.4	5.6
2035	-	1983.2	-	1983.2	25.2	56.8	149.5	-	16.4	5888.0	147.2	291.2	438.4	5.6
Rem.	-	14269.2	-	14269.2	25.2	370.4	901.5	-	107.2	42340.6	1058.5	2113.7	3172.2	5.6
Total	-	**99570.1**	-	**99570.1**	**25.3**	**3308.0**	**9315.0**	-	**1172.1**	**294380.3**	**7359.5**	**14487.5**	**21847.0**	**5.5**

Year	Operating Costs M$	Operating Costs $/BOE	ADR Costs M$	Net Op. Income M$	Capital Costs G & G M$	Capital Costs Property & Leasehold M$	Capital Costs Tangible M$	Capital Costs Intangible M$	Capital Costs Total M$	Future Net Revenue Before Tax Annual M$	Future Net Revenue Before Tax Cum. M$	Future Net Revenue Before Tax NPV @10.0% M$
2021	7207.7	4.91	-	29969.2	-	-	481.6	1665.9	2147.5	27821.7	27821.7	26689.6
2022	6520.9	6.36	-	22931.6	-	-	2913.8	11129.5	14043.3	8888.3	36710.0	7552.5
2023	6155.2	6.80	-	22730.9	-	-	4436.9	17212.2	21649.1	1081.8	37791.8	788.2
2024	5754.4	6.69	-	23114.7	-	-	2193.7	8228.8	10422.5	12692.2	50484.0	9018.9
2025	4609.2	7.05	-	17550.3	-	-	-	-	-	17550.3	68034.4	11480.8
2026	3842.2	8.72	-	11503.5	-	-	-	-	-	11503.5	79537.9	6828.9
2027	3371.5	9.75	-	8934.4	-	-	-	-	-	8934.4	88472.3	4817.5
2028	2940.5	10.33	-	7390.9	-	-	-	-	-	7390.9	95863.2	3622.2
2029	2737.3	11.22	-	6290.9	-	-	-	-	-	6290.9	102154.1	2802.6
2030	2679.6	12.48	-	5414.5	-	-	-	-	-	5414.5	107568.6	2192.6
2031	2642.8	13.79	-	4725.3	-	-	-	-	-	4725.3	112293.9	1739.4
2032	2621.4	15.12	-	4171.5	-	-	-	-	-	4171.5	116465.5	1396.1
2033	2605.2	16.60	-	3665.0	-	-	-	-	-	3665.0	120130.5	1114.9
2034	2598.2	18.15	-	3236.4	-	-	-	-	-	3236.4	123366.9	895.0
2035	2597.0	19.81	-	2852.7	-	-	-	-	-	2852.7	126219.6	717.2
Rem.	25688.3	-	1359.1	12121.1	-	-	-	-	-	12121.1	138340.6	2255.2
Total	**84571.3**	-	**1359.1**	**186603.0**	-	-	**10026.0**	**38236.4**	**48262.4**	**138340.6**	-	**83911.7**

Remaining Reserves

Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	4,961.3	4,427.2	-	3,308.0
Natural Gas (MMcf)	15,383.2	12,464.4	-	9,315.0
Natural Gas Liquids (Mbbl)	1,794.2	1,571.6	-	1,172.1
Total (MBOE)	**9,319.4**	**8,076.2**	-	**6,032.5**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
138,340.6	104,541.4	83,911.7	70,383.5	60,974.9

RLI 3.51 yrs
Remaining Life 29.83 yrs
Price Schedule SG210101

21-0045 McDANIEL 2021-05-11 11:00:25 AM

Table AT

HB2 Origination, LLC
Economics Detail - After Tax
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Year	Revenue: WI Sales Revenue M$C	Revenue: RI Revenue M$C	Revenue: Other Revenue M$C	Revenue: Total Revenue M$C	Burdens & Expenses: Burdens Payable M$C	Burdens & Expenses: Op. Costs, Aband. & Salv. M$C	Burdens & Expenses: Ad Valorem M$C	Burdens & Expenses: Severance M$C	Burdens & Expenses: Total Burdens/ Expenses M$C	Net Taxable Income (Before Cap. Ded.) M$C	Capital Deductions: G&G M$C	Capital Deductions: Property & Leasehold M$C	Capital Deductions: Tangible M$C	Capital Deductions: Intangible M$C	Capital Deductions: Capital Deduction Available M$C
2021	53,894.2	-	-	53,894.2	13,844.1	7,207.7	1,001.3	1,871.9	23,924.9	29,969.2	-	-	481.6	1,665.9	2,147.5
2022	42,606.1	-	-	42,606.1	10,798.0	6,520.9	795.2	1,560.4	19,674.5	22,931.6	-	-	2,913.8	11,129.5	14,043.3
2023	41,727.0	-	-	41,727.0	10,522.9	6,155.2	780.1	1,537.9	18,996.1	22,730.9	-	-	3,676.3	17,212.2	20,888.5
2024	41,677.7	-	-	41,677.7	10,484.5	5,754.4	779.8	1,544.3	18,563.0	23,114.7	-	-	1,659.0	8,228.8	9,887.8
2025	32,010.4	-	-	32,010.4	8,052.5	4,609.2	598.9	1,199.4	14,460.0	17,550.3	-	-	370.1	-	370.1
2026	22,173.6	-	-	22,173.6	5,583.9	3,842.2	414.7	829.2	10,670.0	11,503.5	-	-	264.3	-	264.3
2027	17,779.8	-	-	17,779.8	4,479.0	3,371.5	332.5	662.4	8,845.4	8,934.4	-	-	188.8	-	188.8
2028	14,926.2	-	-	14,926.2	3,761.0	2,940.5	279.1	554.7	7,535.3	7,390.9	-	-	157.5	-	157.5
2029	13,042.8	-	-	13,042.8	3,286.5	2,737.3	243.9	484.1	6,751.9	6,290.9	-	-	157.5	-	157.5
2030	11,692.6	-	-	11,692.6	2,946.3	2,679.6	218.7	433.6	6,278.1	5,414.5	-	-	117.9	-	117.9
2031	10,643.3	-	-	10,643.3	2,681.8	2,642.8	199.0	394.4	5,918.0	4,725.3	-	-	39.1	-	39.1
2032	9,811.9	-	-	9,811.9	2,472.2	2,621.4	183.5	363.4	5,640.4	4,171.5	-	-	-	-	-
2033	9,056.6	-	-	9,056.6	2,281.8	2,605.2	169.4	335.2	5,391.6	3,665.0	-	-	-	-	-
2034	8,427.3	-	-	8,427.3	2,123.3	2,598.2	157.6	311.8	5,190.9	3,236.4	-	-	-	-	-
2035	7,871.2	-	-	7,871.2	1,983.2	2,597.0	147.2	291.2	5,018.5	2,852.7	-	-	-	-	-
Rem.	56,609.8	-	-	56,609.8	14,269.2	27,047.4	1,058.5	2,113.7	44,488.7	12,121.1	-	-	-	-	-
35.00 yr	393,950.4	-	-	393,950.4	99,570.1	85,930.4	7,359.5	14,487.5	207,347.4	186,603.0	-	-	10,026.0	38,236.4	48,262.4

Year	G&G: Initial Balance M$C	G&G: Additions M$C	G&G: Depn. Rate %	G&G: Claim M$C	Property & Leasehold: Initial Balance M$C	Property & Leasehold: Additions M$C	Property & Leasehold: Depn. Rate %	Property & Leasehold: Claim M$C	Tangible: Initial Balance M$C	Tangible: Additions M$C	Tangible: Depn. Rate %	Tangible: Claim M$C	Intangible: Initial Balance M$C	Intangible: Additions M$C	Intangible: Depn. Rate %	Intangible: Claim M$C
2021	-	-	-	-	-	-	-	-	-	481.6	100.0	481.6	-	1,665.9	100.0	1,665.9
2022	-	-	-	-	-	-	-	-	-	2,913.8	100.0	2,913.8	-	11,129.5	100.0	11,129.5
2023	-	-	-	-	-	-	-	-	-	4,436.9	82.9	3,676.3	-	17,212.2	100.0	17,212.2
2024	-	-	-	-	-	-	-	-	760.6	2,193.7	56.2	1,659.0	-	8,228.8	100.0	8,228.8
2025	-	-	-	-	-	-	-	-	1,295.4	-	28.6	370.1	-	-	-	-
2026	-	-	-	-	-	-	-	-	925.3	-	28.6	264.3	-	-	-	-
2027	-	-	-	-	-	-	-	-	660.9	-	28.6	188.8	-	-	-	-
2028	-	-	-	-	-	-	-	-	472.1	-	33.4	157.5	-	-	-	-
2029	-	-	-	-	-	-	-	-	314.6	-	50.1	157.5	-	-	-	-
2030	-	-	-	-	-	-	-	-	157.1	-	75.1	117.9	-	-	-	-
2031	-	-	-	-	-	-	-	-	39.1	-	100.0	39.1	-	-	-	-
2032	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2033	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rem.	-	-		-	-	-		-	-	-		-	-	-		-
35.00 yr		-		-		-		-		10,026.0		10,026.0		38,236.4		38,236.4

Year	State: Capital Deduction Available M$C	State: Tax Loss Carry-forward M$C	State: Deduction Used M$C	State: Net Taxable Income M$C	State: Tax Rate %	State: Tax Payable M$C	Federal: Capital Deduction Available M$C	Federal: Tax Loss Carry-forward M$C	Federal: Deduction Used M$C	Federal: Net Taxable Income M$C	Federal: Tax Rate %	Federal: Tax Payable M$C	Cash Flow: BTCF M$C	Cash Flow: Total Tax Payable M$C	Cash Flow: ATCF M$C	Cash Flow: Cum. ATCF M$C	Cash Flow: NPV @ 10.00% M$C
2021	2,147.5	-	2,147.5	27,821.7	1.0	278.2	2,147.5	-	2,147.5	27,543.5	21.0	5,784.1	27,821.7	6,062.4	21,759.4	21,759.4	20,907.2
2022	14,043.3	-	14,043.3	8,888.3	1.0	88.9	14,043.3	-	14,043.3	8,799.4	21.0	1,847.9	8,888.3	1,936.8	6,951.5	28,710.9	5,873.2
2023	20,888.5	-	20,888.5	1,842.4	1.0	18.4	20,888.5	-	20,888.5	1,823.9	21.0	383.0	1,081.8	401.5	680.3	29,391.2	471.8
2024	9,887.8	-	9,887.8	13,227.0	1.0	132.3	9,887.8	-	9,887.8	13,094.7	21.0	2,749.9	12,692.2	2,882.2	9,810.0	39,201.3	6,953.5
2025	370.1	-	370.1	17,180.2	1.0	171.8	370.1	-	370.1	17,008.4	21.0	3,571.8	17,550.3	3,743.6	13,806.8	53,008.1	9,041.9
2026	264.3	-	264.3	11,239.2	1.0	112.4	264.3	-	264.3	11,126.8	21.0	2,336.6	11,503.5	2,449.0	9,054.5	62,062.6	5,378.5
2027	188.8	-	188.8	8,745.6	1.0	87.5	188.8	-	188.8	8,658.1	21.0	1,818.2	8,934.4	1,905.7	7,028.8	69,091.3	3,791.5
2028	157.5	-	157.5	7,233.4	1.0	72.3	157.5	-	157.5	7,161.1	21.0	1,503.8	7,390.9	1,576.2	5,814.8	74,906.1	2,850.7
2029	157.5	-	157.5	6,133.4	1.0	61.3	157.5	-	157.5	6,072.0	21.0	1,275.1	6,290.9	1,336.5	4,954.4	79,860.5	2,207.9
2030	117.9	-	117.9	5,296.6	1.0	53.0	117.9	-	117.9	5,243.6	21.0	1,101.2	5,414.5	1,154.1	4,260.4	84,120.9	1,725.8
2031	39.1	-	39.1	4,686.2	1.0	46.9	39.1	-	39.1	4,639.3	21.0	974.3	4,725.3	1,021.1	3,704.2	87,825.1	1,363.9
2032	-	-	-	4,171.5	1.0	41.7	-	-	-	4,129.8	21.0	867.3	4,171.5	909.0	3,262.6	91,087.6	1,092.2
2033	-	-	-	3,665.0	1.0	36.7	-	-	-	3,628.4	21.0	762.0	3,665.0	798.6	2,866.4	93,954.1	872.2
2034	-	-	-	3,236.4	1.0	32.4	-	-	-	3,204.0	21.0	672.9	3,236.4	705.2	2,531.2	96,485.3	700.2
2035	-	-	-	2,852.7	1.0	28.5	-	-	-	2,824.1	21.0	593.1	2,852.7	621.6	2,231.1	98,716.3	561.1
Rem.	-	-	-	13,127.6	1.0	131.3	-	-	-	12,996.3	21.0	2,729.2	12,121.1	2,860.5	9,260.6	107,976.9	1,752.9
35.00 yr	48,262.4		48,262.4	139,347.1	1.0	1,393.5	48,262.4		48,262.4	137,953.7	21.0	28,970.3	138,340.6	30,363.7	107,976.9	107,976.9	65,544.5

Cash Flow NPV (M$C)

	0.00 %	5.00 %	10.00 %	15.00 %	20.00 %	25.00 %
Before Tax Cash Flow	138,340.6	104,541.4	83,911.7	70,383.5	60,974.9	54,119.3
Tax Payable	30,363.7	22,872.6	18,367.2	15,424.5	13,377.2	11,881.9
After Tax Cash Flow	107,976.9	81,668.8	65,544.5	54,958.9	47,597.7	42,237.3

21-0045 2021-05-11 10:55 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
BEAKER B 2H	W-100.000	EAGLE F	PDP	118.3	104.9	-	18.8	2962.3	2488.7	2142.4	1885.2
BEAKER B 3H	W-100.000	AUS CH	PDP	253.0	260.7	-	47.4	8413.4	6826.1	5784.9	5062.6
CONSTANTINE 1H	W-79.242	AUS CH	PDP	423.7	1138.9	-	227.8	18332.7	15721.2	14008.5	12798.0
GONZO 1H	W-80.921	AUS CH	PDP	234.6	590.6	-	108.4	9219.9	7474.0	6369.8	5619.2
GONZO 2H	W-80.860	AUS CH	PDP	265.3	669.6	-	122.2	10760.0	8598.5	7266.9	6376.8
GONZO 3H	W-92.293	AUS CH	PDP	262.0	382.7	-	71.6	9407.1	7772.2	6704.8	5962.0
GONZO B 4H	W-90.841	AUS CH	PDP	249.6	531.3	-	97.3	9383.3	7665.2	6559.8	5798.8
GONZO B 5H	W-85.734	AUS CH	PDP	317.5	771.3	-	142.4	12965.9	10465.0	8937.5	7921.5
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-72.169	AUS CH	PDP	-	4184.9	-	-	6909.3	6128.1	5571.2	5155.2
Subtotal 01 PDP				**2124.0**	**8634.7**	**-**	**836.0**	**88353.8**	**73139.1**	**63345.8**	**56579.2**
03 PUD											
BEAKER 4H	W-100.000	AUS CH	PUD	397.7	402.1	-	70.4	5794.0	2024.3	119.1	-894.2
BEAKER 5H	W-100.000	AUS CH	PUD	397.7	402.1	-	70.4	5794.0	2024.3	119.1	-894.2
CONSTANTINE 2H	W-93.638	AUS CH	PUD	203.4	403.7	-	81.4	3781.2	2503.1	1677.0	1130.7
KERMIT 1H	W-87.936	AUS CH	PUD	399.2	798.9	-	157.9	10674.7	7663.0	5738.7	4424.3
KERMIT 2H	W-87.639	AUS CH	PUD	397.9	796.2	-	157.3	10611.6	7607.7	5690.0	4381.1
STATLER 1H	W-83.564	AUS CH	PUD	247.1	510.6	-	94.7	7444.7	5669.2	4550.1	3792.8
WALDORF 1H	W-88.747	AUS CH	PUD	260.2	516.0	-	103.6	5886.6	3910.8	2671.8	1863.6
Subtotal 03 PUD				**2303.2**	**3829.6**	**-**	**735.7**	**49986.8**	**31402.3**	**20565.9**	**13804.2**
05 PAUD											
BEAKER 6H	W-100.000	AUS CH	PA	-	-	-	-	-	-	-	-
BEAKER 8H	W-100.000	AUS CH	PA	-	-	-	-	-	-	-	-
STELLA MAE 2H	W-95.000	AUS CH	PA	-	-	-	-	-	-	-	-
STELLA MAE 3H	W-95.000	AUS CH	PA	-	-	-	-	-	-	-	-
Subtotal 05 PAUD				**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Subtotal Giddings				**4427.2**	**12464.4**	**-**	**1571.6**	**138340.6**	**104541.4**	**83911.7**	**70383.5**
Subtotal Texas				**4427.2**	**12464.4**	**-**	**1571.6**	**138340.6**	**104541.4**	**83911.7**	**70383.5**
Total				**4427.2**	**12464.4**	**-**	**1571.6**	**138340.6**	**104541.4**	**83911.7**	**70383.5**

21-0045 McDANIEL 2021-05-11 11:00:26 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 4

First Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

2021 Summary

	Production (1)					Revenue and Expenses				Average Values $/BOE (2)			
Area	Oil bbl/d	Gas Mcf/d	Cond. bbl/d	NGL bbl/d	BOE/d	Gross Revenue M$	Encumb. (3) M$	Oper. Exp.(4) M$	Net Op Inc. M$	Gross Revenue	Encumb. (3)	Oper. Exp. (4)	Net Op Inc.
United States													
Texas													
Giddings													
01 PDP	1639.8	7616.6	-	800.2	3709.5	49,114.2	12,649.1	6,637.8	27,228.1	36.28	9.34	4.90	20.11
03 PUD	186.5	292.1	-	75.7	310.9	4,780.0	1,195.0	569.9	2,741.1	42.13	10.53	5.02	24.16
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**1826.3**	**7908.7**	**-**	**875.9**	**4020.3**	**53,894.2**	**13,844.1**	**7,207.7**	**29,969.2**	**36.73**	**9.43**	**4.91**	**20.42**
Subtotal Texas	**1826.3**	**7908.7**	**-**	**875.9**	**4020.3**	**53,894.2**	**13,844.1**	**7,207.7**	**29,969.2**	**36.73**	**9.43**	**4.91**	**20.42**
Total	**1826.3**	**7908.7**	**-**	**875.9**	**4020.3**	**53,894.2**	**13,844.1**	**7,207.7**	**29,969.2**	**36.73**	**9.43**	**4.91**	**20.42**

(1) Includes working interest production before royalty deductions plus royalty interest production.
(2) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.0:1 for Condensate and C5+, 1.0:1 for Ethane, 1.0:1 for Propane, 1.0:1 for Butanes, 1.0:1 for NGL Mix. NPV/BOE based on Gross BOE Reserves.
(3) Royalties include any net profits interests, as well as the Saskatchewan Corporation Capital Tax Surcharge.
(4) Includes abandonment, decommissioning, and reclamation expenses.

21-0045 McDANIEL 2021-05-11 11:00:52 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Oil Production Forecast (Mbbl) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	598.5	287.8	193.0	143.5	112.6	92.0	78.4	69.2	61.7	55.8	1,692.5	431.5	2,124.0
03 PUD	68.1	242.2	317.4	357.3	261.4	163.8	122.9	96.5	80.1	68.8	1,778.4	524.8	2,303.2
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**666.6**	**530.0**	**510.3**	**500.8**	**373.9**	**255.7**	**201.3**	**165.7**	**141.9**	**124.6**	**3,470.9**	**956.3**	**4,427.2**
Subtotal Texas	**666.6**	**530.0**	**510.3**	**500.8**	**373.9**	**255.7**	**201.3**	**165.7**	**141.9**	**124.6**	**3,470.9**	**956.3**	**4,427.2**
Total	**666.6**	**530.0**	**510.3**	**500.8**	**373.9**	**255.7**	**201.3**	**165.7**	**141.9**	**124.6**	**3,470.9**	**956.3**	**4,427.2**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

21-0045 McDANIEL 2021-05-11 11:00:52 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Gas Production Forecast (MMcf) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	2,780.1	1,230.7	819.2	619.2	437.7	324.4	277.9	244.9	218.0	197.1	7,149.1	1,485.6	8,634.7
03 PUD	106.6	383.2	453.3	523.6	456.2	296.9	226.8	178.4	147.9	126.4	2,899.4	930.3	3,829.6
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**2,886.7**	**1,613.9**	**1,272.5**	**1,142.8**	**893.9**	**621.3**	**504.7**	**423.3**	**366.0**	**323.5**	**10,048.5**	**2,415.9**	**12,464.4**
Subtotal Texas	**2,886.7**	**1,613.9**	**1,272.5**	**1,142.8**	**893.9**	**621.3**	**504.7**	**423.3**	**366.0**	**323.5**	**10,048.5**	**2,415.9**	**12,464.4**
Total	**2,886.7**	**1,613.9**	**1,272.5**	**1,142.8**	**893.9**	**621.3**	**504.7**	**423.3**	**366.0**	**323.5**	**10,048.5**	**2,415.9**	**12,464.4**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

21-0045 McDANIEL 2021-05-11 11:00:52 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

NGL Production Forecast (Mbbl) (1) (2)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	292.1	128.4	74.7	48.6	36.1	29.5	25.1	22.1	19.7	17.8	694.0	141.9	836.0
03 PUD	27.6	97.2	108.3	119.7	95.2	51.7	35.2	26.2	21.5	18.3	600.8	134.9	735.7
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**319.7**	**225.6**	**182.9**	**168.3**	**131.2**	**81.1**	**60.3**	**48.3**	**41.1**	**36.1**	**1,294.8**	**276.8**	**1,571.6**
Subtotal Texas	**319.7**	**225.6**	**182.9**	**168.3**	**131.2**	**81.1**	**60.3**	**48.3**	**41.1**	**36.1**	**1,294.8**	**276.8**	**1,571.6**
Total	**319.7**	**225.6**	**182.9**	**168.3**	**131.2**	**81.1**	**60.3**	**48.3**	**41.1**	**36.1**	**1,294.8**	**276.8**	**1,571.6**

(1) Company working interest production before royalty deductions plus royalty interest share of production.
(2) NGL volumes do not include Condensate.

21-0045 McDANIEL 2021-05-11 11:00:52 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Gross Revenue Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	49,114	24,460	17,064	12,979	10,167	8,352	7,268	6,542	5,946	5,484	147,376	48,114	195,490
03 PUD	4,780	18,146	24,663	28,699	21,844	13,822	10,512	8,384	7,097	6,209	144,154	54,306	198,460
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**53,894**	**42,606**	**41,727**	**41,678**	**32,010**	**22,174**	**17,780**	**14,926**	**13,043**	**11,693**	**291,530**	**102,420**	**393,950**
Subtotal Texas	**53,894**	**42,606**	**41,727**	**41,678**	**32,010**	**22,174**	**17,780**	**14,926**	**13,043**	**11,693**	**291,530**	**102,420**	**393,950**
Total	**53,894**	**42,606**	**41,727**	**41,678**	**32,010**	**22,174**	**17,780**	**14,926**	**13,043**	**11,693**	**291,530**	**102,420**	**393,950**

21-0045 McDANIEL 2021-05-11 11:00:52 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Encumbrance Forecast (M$) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	15,248	7,579	5,276	4,007	3,143	2,586	2,249	2,023	1,838	1,695	45,645	14,890	60,535
03 PUD	1,469	5,575	7,565	8,802	6,707	4,242	3,225	2,571	2,176	1,904	44,236	16,646	60,882
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**16,717**	**13,154**	**12,841**	**12,809**	**9,851**	**6,828**	**5,474**	**4,595**	**4,015**	**3,599**	**89,881**	**31,536**	**121,417**
Subtotal Texas	**16,717**	**13,154**	**12,841**	**12,809**	**9,851**	**6,828**	**5,474**	**4,595**	**4,015**	**3,599**	**89,881**	**31,536**	**121,417**
Total	**16,717**	**13,154**	**12,841**	**12,809**	**9,851**	**6,828**	**5,474**	**4,595**	**4,015**	**3,599**	**89,881**	**31,536**	**121,417**

(1) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

21-0045 McDANIEL 2021-05-11 11:00:53 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Capital Expense Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	-	-	-	-	-	-	-	-	-	-	-	-	-
03 PUD	2,147.5	14,043.3	21,649.1	10,422.5	-	-	-	-	-	-	48,262.4	-	48,262.4
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**2,147.5**	**14,043.3**	**21,649.1**	**10,422.5**	-	-	-	-	-	-	**48,262.4**	-	**48,262.4**
Subtotal Texas	**2,147.5**	**14,043.3**	**21,649.1**	**10,422.5**	-	-	-	-	-	-	**48,262.4**	-	**48,262.4**
Total	**2,147.5**	**14,043.3**	**21,649.1**	**10,422.5**	-	-	-	-	-	-	**48,262.4**	-	**48,262.4**

21-0045 McDANIEL 2021-05-11 11:00:53 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Operating Expense Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	6,637.8	4,155.6	3,415.4	2,340.2	1,863.5	1,672.8	1,585.3	1,539.7	1,505.9	1,484.5	26,200.7	19,678.7	45,879.4
03 PUD	569.9	2,365.3	2,739.8	3,414.2	2,745.7	2,169.4	1,786.2	1,400.8	1,231.4	1,195.1	19,617.8	19,074.1	38,691.9
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**7,207.7**	**6,520.9**	**6,155.2**	**5,754.4**	**4,609.2**	**3,842.2**	**3,371.5**	**2,940.5**	**2,737.3**	**2,679.6**	**45,818.5**	**38,752.8**	**84,571.3**
Subtotal Texas	**7,207.7**	**6,520.9**	**6,155.2**	**5,754.4**	**4,609.2**	**3,842.2**	**3,371.5**	**2,940.5**	**2,737.3**	**2,679.6**	**45,818.5**	**38,752.8**	**84,571.3**
Total	**7,207.7**	**6,520.9**	**6,155.2**	**5,754.4**	**4,609.2**	**3,842.2**	**3,371.5**	**2,940.5**	**2,737.3**	**2,679.6**	**45,818.5**	**38,752.8**	**84,571.3**

21-0045 McDANIEL 2021-05-11 11:00:53 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Abandonment, Decommissioning and Reclamation Cost Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	-	-	-	-	-	-	-	-	-	-	-	721.8	721.8
03 PUD	-	-	-	-	-	-	-	-	-	-	-	637.2	637.2
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	-	-	-	-	-	-	-	-	-	-	-	1,359.1	1,359.1
Subtotal Texas	-	-	-	-	-	-	-	-	-	-	-	1,359.1	1,359.1
Total	-	-	-	-	-	-	-	-	-	-	-	1,359.1	1,359.1

21-0045 McDANIEL 2021-05-11 11:00:53 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved Reserves

Total Company

Net Revenue Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	27,228	12,726	8,372	6,632	5,160	4,093	3,433	2,979	2,602	2,305	75,530	12,824	88,354
03 PUD	594	-3,838	-7,291	6,060	12,390	7,411	5,501	4,412	3,689	3,110	32,038	17,948	49,987
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Giddings	**27,822**	**8,888**	**1,082**	**12,692**	**17,550**	**11,504**	**8,934**	**7,391**	**6,291**	**5,415**	**107,569**	**30,772**	**138,341**
Subtotal Texas	**27,822**	**8,888**	**1,082**	**12,692**	**17,550**	**11,504**	**8,934**	**7,391**	**6,291**	**5,415**	**107,569**	**30,772**	**138,341**
Total	**27,822**	**8,888**	**1,082**	**12,692**	**17,550**	**11,504**	**8,934**	**7,391**	**6,291**	**5,415**	**107,569**	**30,772**	**138,341**

21-0045 McDANIEL 2021-05-11 11:00:54 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Total Company

Year	No.Of Wells	Crude Oil WI & RI Volume Mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas WI & RI Volume MMcf	Natural Gas Sales Price $/Mcf	Natural Gas Sales Revenue M$	Condensate WI & RI Volume Mbbl	Condensate Sales Price $/bbl	Condensate Sales Revenue M$	Natural Gas Liquids WI & RI Volume Mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	10.0	868.0	57.48	49896.0	3651.0	3.36	12252.0	-	-	-	400.3	18.42	7372.7	-	69520.6	5142.0
2022	11.9	788.6	61.63	48600.6	2339.3	3.41	7981.8	-	-	-	329.3	19.67	6478.7	-	63061.0	4131.0
2023	13.1	719.6	65.64	47235.5	1610.4	3.46	5574.5	-	-	-	255.2	20.90	5333.7	-	58143.7	3406.1
2024	14.6	706.3	67.91	47968.5	1448.8	3.53	5111.6	-	-	-	235.5	21.60	5087.3	-	58167.4	3233.0
2025	15.9	587.1	69.28	40670.4	1243.5	3.60	4471.0	-	-	-	190.4	22.04	4195.8	-	49337.2	2697.9
2026	16.5	493.2	70.66	34848.7	997.3	3.67	3657.7	-	-	-	138.5	22.48	3112.2	-	41618.6	2185.9
2027	16.8	402.4	72.07	29003.5	846.0	3.74	3164.9	-	-	-	111.1	22.93	2546.9	-	34715.2	1793.1
2028	16.8	322.6	73.52	23715.2	714.3	3.82	2725.2	-	-	-	87.7	23.39	2050.7	-	28491.0	1446.2
2029	16.8	271.0	74.99	20319.5	614.8	3.89	2392.1	-	-	-	72.7	23.85	1733.9	-	24445.4	1222.3
2030	16.8	235.2	76.49	17986.5	541.7	3.97	2149.0	-	-	-	62.9	24.33	1530.6	-	21666.2	1064.0
2031	16.8	208.1	78.02	16231.9	484.3	4.05	1959.4	-	-	-	55.8	24.82	1384.0	-	19575.4	943.9
2032	16.8	186.9	79.58	14871.9	438.1	4.13	1808.2	-	-	-	50.2	25.31	1270.9	-	17951.1	847.3
2033	16.8	168.4	81.17	13672.0	396.8	4.21	1670.2	-	-	-	45.3	25.82	1169.8	-	16512.1	766.8
2034	16.8	153.3	82.79	12688.5	362.0	4.29	1554.5	-	-	-	41.2	26.34	1086.3	-	15329.3	698.2
2035	16.8	140.1	84.45	11831.5	331.5	4.38	1451.7	-	-	-	37.7	26.86	1013.1	-	14296.3	638.5
Rem.	12.3	1125.1	96.52	108594.1	2564.6	4.97	12747.5	-	-	-	302.8	30.67	9284.9	-	130626.5	267.3
Total	-	7375.8	72.96	538134.2	18584.4	3.80	70671.3	-	-	-	2416.6	22.62	54651.5	-	663457.0	-

Year	Royalties Manual M$	Royalties Lease & Override M$	Royalties NPI Pymts M$	Royalties Total M$	Royalties Total %	Net Volumes Oil Mbbl	Net Volumes Gas MMcf	Net Volumes Cond. Mbbl	Net Volumes Liquids Mbbl	Net Interest Revenue M$	Taxes Ad Valorem M$	Taxes Severance M$	Taxes Total M$	Taxes Total %
2021	-	17813.4	-	17813.4	25.6	645.4	2724.5	-	296.7	51707.3	1292.7	2411.9	3704.6	5.3
2022	-	15967.3	-	15967.3	25.3	589.0	1748.0	-	245.6	47093.7	1177.3	2309.6	3486.9	5.5
2023	-	14667.9	-	14667.9	25.2	538.2	1203.6	-	190.6	43475.8	1086.9	2164.8	3251.7	5.6
2024	-	14638.2	-	14638.2	25.2	528.7	1083.5	-	176.1	43529.2	1088.2	2176.9	3265.1	5.6
2025	-	12409.2	-	12409.2	25.2	439.5	930.2	-	142.4	36928.0	923.2	1848.7	2771.9	5.6
2026	-	10466.0	-	10466.0	25.1	369.2	746.0	-	103.6	31152.6	778.8	1547.3	2326.1	5.6
2027	-	8730.8	-	8730.8	25.1	301.2	632.9	-	83.1	25984.4	649.6	1290.2	1939.8	5.6
2028	-	7168.0	-	7168.0	25.2	241.5	534.3	-	65.6	21323.0	533.1	1058.1	1591.2	5.6
2029	-	6151.2	-	6151.2	25.2	202.8	459.9	-	54.3	18294.2	457.4	906.9	1364.2	5.6
2030	-	5452.3	-	5452.3	25.2	176.0	405.2	-	47.0	16213.9	405.3	803.2	1208.6	5.6
2031	-	4926.3	-	4926.3	25.2	155.7	362.3	-	41.7	14649.1	366.2	725.4	1091.6	5.6
2032	-	4517.6	-	4517.6	25.2	139.9	327.7	-	37.5	13433.5	335.8	664.9	1000.7	5.6
2033	-	4155.5	-	4155.5	25.2	126.1	296.8	-	33.9	12356.6	308.9	611.4	920.3	5.6
2034	-	3857.9	-	3857.9	25.2	114.7	270.8	-	30.8	11471.4	286.8	567.5	854.2	5.6
2035	-	3598.1	-	3598.1	25.2	104.9	247.9	-	28.2	10698.2	267.5	529.1	796.6	5.6
Rem.	-	32890.9	-	32890.9	25.2	841.9	1917.9	-	226.3	97735.6	2443.4	4852.7	7296.1	5.6
Total	-	167410.6	-	167410.6	25.2	5514.6	13891.5	-	1803.4	496046.4	12401.2	24468.5	36869.7	5.6

Year	Operating Costs M$	Operating Costs $/BOE	ADR Costs M$	Net Op. Income M$	Capital Costs G & G M$	Capital Costs Property & Leasehold M$	Capital Costs Tangible M$	Capital Costs Intangible M$	Capital Costs Total M$	Future Net Revenue Before Tax Annual M$	Future Net Revenue Before Tax Cum. M$	Future Net Revenue Before Tax NPV @10.0% M$
2021	9086.2	4.84	-	38916.4	-	-	2770.0	10325.0	13095.0	25821.4	25821.4	24643.4
2022	8642.8	5.73	-	34964.0	-	-	2913.8	11129.5	14043.3	20920.7	46742.1	17958.2
2023	7639.3	6.14	-	32584.8	-	-	4436.9	17212.2	21649.1	10935.7	57677.8	8565.3
2024	7240.0	6.12	-	33024.0	-	-	2193.7	8228.8	10422.5	22601.4	80279.3	16109.0
2025	6288.0	6.39	-	27868.0	-	-	1798.4	6915.0	8713.4	19154.6	99433.9	12486.1
2026	5742.4	7.20	-	23084.1	-	-	1834.4	7053.3	8887.7	14196.4	113630.3	8391.3
2027	5005.2	7.65	-	19039.4	-	-	-	-	-	19039.4	132669.7	10271.2
2028	4478.0	8.46	-	15253.9	-	-	-	-	-	15253.9	147923.6	7477.7
2029	4118.8	9.23	-	12811.3	-	-	-	-	-	12811.3	160734.8	5707.1
2030	3860.9	9.94	-	11144.5	-	-	-	-	-	11144.5	171879.3	4512.2
2031	3706.9	10.76	-	9850.5	-	-	-	-	-	9850.5	181729.9	3625.8
2032	3649.6	11.77	-	8783.2	-	-	-	-	-	8783.2	190513.0	2939.2
2033	3603.0	12.87	-	7833.3	-	-	-	-	-	7833.3	198346.3	2382.6
2034	3573.0	14.02	-	7044.1	-	-	-	-	-	7044.1	205390.4	1947.7
2035	3553.2	15.25	-	6348.5	-	-	-	-	-	6348.5	211738.9	1595.8
Rem.	50735.4	-	1886.4	37817.8	-	-	-	-	-	37817.8	249556.7	6240.9
Total	130922.7	-	1886.4	326367.7	-	-	15947.1	60863.8	76811.0	249556.7	-	134853.4

Product	Remaining Reserves Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	8,287.8	7,375.8	-	5,514.6
Natural Gas (MMcf)	23,655.8	18,584.4	-	13,891.5
Natural Gas Liquids (Mbbl)	2,782.8	2,416.6	-	1,803.4
Total (MBOE)	15,013.2	12,889.8	-	9,633.3

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
249,556.7	176,263.7	134,853.4	109,074.4	91,765.9

RLI	5.5 yrs
Remaining Life	33.66 yrs
Price Schedule	SG210101

21-0045 McDANIEL 2021-05-11 11:00:27 AM

Table AT

HB2 Origination, LLC

Economics Detail - After Tax
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Year	Revenue: WI Sales Revenue M$C	Revenue: RI Revenue M$C	Revenue: Other Revenue M$C	Revenue: Total Revenue M$C	Burdens & Expenses: Burdens Payable M$C	Burdens & Expenses: Op. Costs, Aband. & Salv. M$C	Burdens & Expenses: Ad Valorem M$C	Burdens & Expenses: Severance M$C	Burdens & Expenses: Total Burdens/ Expenses M$C	Net Taxable Income (Before Cap. Ded.) M$C	Capital Deductions: G&G M$C	Capital Deductions: Property & Leasehold M$C	Capital Deductions: Tangible M$C	Capital Deductions: Intangible M$C	Capital Deductions: Capital Deduction Available M$C
2021	69,520.6	-	-	69,520.6	17,813.4	9,086.2	1,292.7	2,411.9	30,604.2	38,916.4	-	-	2,770.0	10,325.0	13,095.0
2022	63,061.0	-	-	63,061.0	15,967.3	8,642.8	1,177.3	2,309.6	28,097.0	34,964.0	-	-	2,913.8	11,129.5	14,043.3
2023	58,143.7	-	-	58,143.7	14,667.9	7,639.3	1,086.9	2,164.8	25,558.9	32,584.8	-	-	3,676.3	17,212.2	20,888.5
2024	58,167.4	-	-	58,167.4	14,638.2	7,240.0	1,088.2	2,176.9	25,143.4	33,024.0	-	-	1,659.0	8,228.8	9,887.8
2025	49,337.2	-	-	49,337.2	12,409.2	6,288.0	923.2	1,848.7	21,469.2	27,868.0	-	-	1,243.6	6,915.0	8,158.7
2026	41,618.6	-	-	41,618.6	10,466.0	5,742.4	778.8	1,547.3	18,534.5	23,084.1	-	-	1,105.1	7,053.3	8,158.5
2027	34,715.2	-	-	34,715.2	8,730.8	5,005.2	649.6	1,290.2	15,675.8	19,039.4	-	-	737.0	-	737.0
2028	28,491.0	-	-	28,491.0	7,168.0	4,478.0	533.1	1,058.1	13,237.1	15,253.9	-	-	548.9	-	548.9
2029	24,445.4	-	-	24,445.4	6,151.2	4,118.8	457.4	906.9	11,634.2	12,811.3	-	-	437.2	-	437.2
2030	21,666.2	-	-	21,666.2	5,452.3	3,860.9	405.3	803.2	10,521.7	11,144.5	-	-	345.2	-	345.2
2031	19,575.4	-	-	19,575.4	4,926.3	3,706.9	366.2	725.4	9,724.8	9,850.5	-	-	266.4	-	266.4
2032	17,951.1	-	-	17,951.1	4,517.6	3,649.6	335.8	664.9	9,167.9	8,783.2	-	-	179.2	-	179.2
2033	16,512.1	-	-	16,512.1	4,155.5	3,603.0	308.9	611.4	8,678.8	7,833.3	-	-	65.4	-	65.4
2034	15,329.3	-	-	15,329.3	3,857.9	3,573.0	286.8	567.5	8,285.2	7,044.1	-	-	-	-	-
2035	14,296.3	-	-	14,296.3	3,598.1	3,553.2	267.5	529.1	7,947.8	6,348.5	-	-	-	-	-
Rem.	130,626.5	-	-	130,626.5	32,890.9	52,621.7	2,443.4	4,852.7	92,808.7	37,817.8	-	-	-	-	-
39.00 yr	663,457.0	-	-	663,457.0	167,410.6	132,809.0	12,401.2	24,468.5	337,089.3	326,367.7	-	-	15,947.1	60,863.8	76,811.0

Year	G&G: Initial Balance M$C	G&G: Additions M$C	G&G: Depn. Rate %	G&G: Claim M$C	Property & Leasehold: Initial Balance M$C	Property & Leasehold: Additions M$C	Property & Leasehold: Depn. Rate %	Property & Leasehold: Claim M$C	Tangible: Initial Balance M$C	Tangible: Additions M$C	Tangible: Depn. Rate %	Tangible: Claim M$C	Intangible: Initial Balance M$C	Intangible: Additions M$C	Intangible: Depn. Rate %	Intangible: Claim M$C
2021	-	-	-	-	-	-	-	-	-	2,770.0	100.0	2,770.0	-	10,325.0	100.0	10,325.0
2022	-	-	-	-	-	-	-	-	-	2,913.8	100.0	2,913.8	-	11,129.5	100.0	11,129.5
2023	-	-	-	-	-	-	-	-	-	4,436.9	82.9	3,676.3	-	17,212.2	100.0	17,212.2
2024	-	-	-	-	-	-	-	-	760.6	2,193.7	56.2	1,659.0	-	8,228.8	100.0	8,228.8
2025	-	-	-	-	-	-	-	-	1,295.4	1,798.4	40.2	1,243.6	-	6,915.0	100.0	6,915.0
2026	-	-	-	-	-	-	-	-	1,850.1	1,834.4	30.0	1,105.1	-	7,053.3	100.0	7,053.3
2027	-	-	-	-	-	-	-	-	2,579.3	-	28.6	737.0	-	-	-	-
2028	-	-	-	-	-	-	-	-	1,842.4	-	29.8	548.9	-	-	-	-
2029	-	-	-	-	-	-	-	-	1,293.4	-	33.8	437.2	-	-	-	-
2030	-	-	-	-	-	-	-	-	856.2	-	40.3	345.2	-	-	-	-
2031	-	-	-	-	-	-	-	-	511.0	-	52.1	266.4	-	-	-	-
2032	-	-	-	-	-	-	-	-	244.6	-	73.2	179.2	-	-	-	-
2033	-	-	-	-	-	-	-	-	65.4	-	100.0	65.4	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rem.	-	-		-	-	-		-	-	-		-	-	-		-
39.00 yr		-		-		-		-		15,947.1		15,947.1		60,863.8		60,863.8

Year	State: Capital Deduction Available M$C	State: Tax Loss Carry-forward M$C	State: Deduction Used M$C	State: Net Taxable Income M$C	State: Tax Rate %	State: Tax Payable M$C	Federal: Capital Deduction Available M$C	Federal: Tax Loss Carry-forward M$C	Federal: Deduction Used M$C	Federal: Net Taxable Income M$C	Federal: Tax Rate %	Federal: Tax Payable M$C	Cash Flow: BTCF M$C	Cash Flow: Total Tax Payable M$C	Cash Flow: ATCF M$C	Cash Flow: Cum. ATCF M$C	Cash Flow: NPV @ 10.00% M$C
2021	13,095.0	-	13,095.0	25,821.4	1.0	258.2	13,095.0	-	13,095.0	25,563.2	21.0	5,368.3	25,821.4	5,626.5	20,194.9	20,194.9	19,276.7
2022	14,043.3	-	14,043.3	20,920.7	1.0	209.2	14,043.3	-	14,043.3	20,711.5	21.0	4,349.4	20,920.7	4,558.6	16,362.1	36,557.0	14,005.4
2023	20,888.5	-	20,888.5	11,696.3	1.0	117.0	20,888.5	-	20,888.5	11,579.3	21.0	2,431.7	10,935.7	2,548.6	8,387.1	44,944.1	6,556.2
2024	9,887.8	-	9,887.8	23,136.2	1.0	231.4	9,887.8	-	9,887.8	22,904.9	21.0	4,810.0	22,601.4	5,041.4	17,560.1	62,504.2	12,496.2
2025	8,158.7	-	8,158.7	19,709.3	1.0	197.1	8,158.7	-	8,158.7	19,512.3	21.0	4,097.6	19,154.6	4,294.7	14,859.9	77,364.1	9,688.2
2026	8,158.5	-	8,158.5	14,925.6	1.0	149.3	8,158.5	-	8,158.5	14,776.4	21.0	3,103.0	14,196.4	3,252.3	10,944.1	88,308.2	6,465.2
2027	737.0	-	737.0	18,302.4	1.0	183.0	737.0	-	737.0	18,119.4	21.0	3,805.1	19,039.4	3,988.1	15,051.3	103,359.5	8,124.0
2028	548.9	-	548.9	14,705.0	1.0	147.0	548.9	-	548.9	14,557.9	21.0	3,057.2	15,253.9	3,204.2	12,049.7	115,409.2	5,909.4
2029	437.2	-	437.2	12,374.1	1.0	123.7	437.2	-	437.2	12,250.4	21.0	2,572.6	12,811.3	2,696.3	10,114.9	125,524.1	4,507.3
2030	345.2	-	345.2	10,799.2	1.0	108.0	345.2	-	345.2	10,691.2	21.0	2,245.2	11,144.5	2,353.2	8,791.3	134,315.5	3,560.3
2031	266.4	-	266.4	9,584.1	1.0	95.8	266.4	-	266.4	9,488.3	21.0	1,992.5	9,850.5	2,088.4	7,762.2	142,077.6	2,857.8
2032	179.2	-	179.2	8,604.0	1.0	86.0	179.2	-	179.2	8,517.9	21.0	1,788.8	8,783.2	1,874.8	6,908.4	148,986.0	2,312.4
2033	65.4	-	65.4	7,767.9	1.0	77.7	65.4	-	65.4	7,690.2	21.0	1,614.9	7,833.3	1,692.6	6,140.7	155,126.7	1,868.2
2034	-	-	-	7,044.1	1.0	70.4	-	-	-	6,973.7	21.0	1,464.5	7,044.1	1,534.9	5,509.2	160,635.9	1,523.7
2035	-	-	-	6,348.5	1.0	63.5	-	-	-	6,285.0	21.0	1,319.8	6,348.5	1,383.3	4,965.1	165,601.0	1,248.3
Rem.	-	-	-	39,253.1	1.0	392.5	-	-	-	38,860.6	21.0	8,160.7	37,817.8	8,553.2	29,264.6	194,865.6	4,871.7
39.00 yr	76,811.0		76,811.0	250,992.0	1.0	2,509.9	76,811.0		76,811.0	248,482.1	21.0	52,181.2	249,556.7	54,691.2	194,865.6	194,865.6	105,271.1

Cash Flow NPV (M$C)

	0.00 %	5.00 %	10.00 %	15.00 %	20.00 %	25.00 %
Before Tax Cash Flow	249,556.7	176,263.7	134,853.4	109,074.4	91,765.9	79,454.7
Tax Payable	54,691.2	38,582.1	29,582.3	23,993.2	20,237.4	17,560.3
After Tax Cash Flow	194,865.6	137,681.6	105,271.1	85,081.2	71,528.5	61,894.4

21-0045 2021-05-11 10:55 AM ValNav McDANIEL

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
BEAKER B 2H	W-100.000	EAGLE F	PPDP	175.8	157.6	-	27.1	5157.8	4030.5	3294.2	2790.9
BEAKER B 3H	W-100.000	AUS CH	PPDP	364.9	379.7	-	66.6	13392.9	10168.9	8250.9	7007.1
CONSTANTINE 1H	W-79.024	AUS CH	PPDP	589.7	1600.9	-	309.1	26799.3	21906.4	18964.2	16995.6
GONZO 1H	W-79.222	AUS CH	PPDP	325.4	829.7	-	147.8	13858.5	10603.5	8716.4	7506.8
GONZO 2H	W-79.284	AUS CH	PPDP	369.2	943.6	-	167.2	16159.9	12185.0	9934.7	8512.7
GONZO 3H	W-88.986	AUS CH	PPDP	357.4	525.6	-	95.9	13922.4	10905.6	9107.9	7931.2
GONZO B 4H	W-87.877	AUS CH	PPDP	341.1	736.3	-	131.3	13919.7	10749.1	8884.3	7676.5
GONZO B 5H	W-84.126	AUS CH	PPDP	439.5	1087.2	-	194.8	19317.7	14755.6	12181.3	10554.5
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-65.393	AUS CH	PPDP	-	5495.9	-	-	9670.2	8293.9	7403.5	6780.6
Subtotal 01 PDP				**2963.0**	**11756.5**	**-**	**1139.8**	**132198.5**	**103598.5**	**86737.4**	**75756.1**
03 PUD											
BEAKER 4H	W-100.000	AUS CH	PPUD	549.3	560.4	-	97.2	13667.2	6981.1	3603.0	1727.6
BEAKER 5H	W-100.000	AUS CH	PPUD	549.3	560.4	-	97.2	13667.2	6981.1	3603.0	1727.6
CONSTANTINE 2H	W-89.981	AUS CH	PPUD	272.1	544.4	-	108.2	7304.6	4972.9	3503.1	2534.1
KERMIT 1H	W-85.800	AUS CH	PPUD	543.2	1096.1	-	212.9	18143.8	13070.3	9981.1	7918.8
KERMIT 2H	W-85.404	AUS CH	PPUD	540.8	1091.5	-	211.7	18022.4	12961.7	9883.4	7830.7
STATLER 1H	W-82.457	AUS CH	PPUD	343.9	717.1	-	131.0	12271.4	9170.5	7337.3	6145.3
WALDORF 1H	W-86.079	AUS CH	PPUD	354.5	710.8	-	139.5	10784.9	7225.7	5069.5	3679.1
Subtotal 03 PUD				**3153.1**	**5280.6**	**-**	**997.7**	**93861.6**	**61363.2**	**42980.4**	**31563.3**
05 PAUD											
BEAKER 6H	W-100.000	AUS CH	PPUD	383.1	389.3	-	67.9	8036.7	3387.7	1323.1	360.7
BEAKER 8H	W-100.000	AUS CH	PPUD	383.1	389.3	-	67.9	7879.3	3487.1	1426.5	406.3
STELLA MAE 2H	W-89.296	AUS CH	PPUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
STELLA MAE 3H	W-89.296	AUS CH	PPUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
Subtotal 05 PAUD				**1259.7**	**1547.2**	**-**	**279.1**	**23496.7**	**11302.0**	**5135.6**	**1755.0**
Subtotal Giddings				**7375.8**	**18584.4**	**-**	**2416.6**	**249556.7**	**176263.7**	**134853.4**	**109074.4**
Subtotal Texas				**7375.8**	**18584.4**	**-**	**2416.6**	**249556.7**	**176263.7**	**134853.4**	**109074.4**
Total				**7375.8**	**18584.4**	**-**	**2416.6**	**249556.7**	**176263.7**	**134853.4**	**109074.4**

21-0045 McDANIEL 2021-05-11 11:00:27 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 3

Summary of Reserves and Net Present Value by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

	Company WI & RI Reserves Before Royalty				Company Net Reserves After Royalty				Net Present Value Before Tax (M$)			
Area	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States												
Texas												
Giddings												
01 PDP	2963.0	11756.5	-	1139.8	2205.0	8770.6	-	845.8	132198.5	103598.5	86737.4	75756.1
03 PUD	3153.1	5280.6	-	997.7	2364.8	3960.5	-	748.3	93861.6	61363.2	42980.4	31563.3
05 PAUD	1259.7	1547.2	-	279.1	944.8	1160.4	-	209.3	23496.7	11302.0	5135.6	1755.0
Subtotal Giddings	**7375.8**	**18584.4**	**-**	**2416.6**	**5514.6**	**13891.5**	**-**	**1803.4**	**249556.7**	**176263.7**	**134853.4**	**109074.4**
Subtotal Texas	**7375.8**	**18584.4**	**-**	**2416.6**	**5514.6**	**13891.5**	**-**	**1803.4**	**249556.7**	**176263.7**	**134853.4**	**109074.4**
Total	**7375.8**	**18584.4**	**-**	**2416.6**	**5514.6**	**13891.5**	**-**	**1803.4**	**249556.7**	**176263.7**	**134853.4**	**109074.4**

21-0045 McDANIEL 2021-05-11 11:00:54 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 4

First Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

2021 Summary

	Production (1)					Revenue and Expenses				Average Values $/BOE (2)			
Area	Oil bbl/d	Gas Mcf/d	Cond. bbl/d	NGL bbl/d	BOE/d	Gross Revenue M$	Encumb. (3) M$	Oper. Exp.(4) M$	Net Op Inc. M$	Gross Revenue	Encumb. (3)	Oper. Exp. (4)	Net Op Inc.
United States													
Texas													
Giddings													
01 PDP	1892.1	9352.9	-	928.5	4379.4	57,397.2	14,782.5	7,463.6	32,135.3	35.91	9.25	4.67	20.10
03 PUD	236.1	368.3	-	95.4	392.9	6,045.8	1,511.5	657.2	3,530.8	42.16	10.54	4.58	24.62
05 PAUD	249.9	281.6	-	72.9	369.7	6,077.6	1,519.4	965.4	3,250.3	45.04	11.26	7.15	24.09
Subtotal Giddings	2378.1	10002.8	-	1096.8	5142.0	69,520.6	17,813.4	9,086.2	38,916.4	37.04	9.49	4.84	20.74
Subtotal Texas	2378.1	10002.8	-	1096.8	5142.0	69,520.6	17,813.4	9,086.2	38,916.4	37.04	9.49	4.84	20.74
Total	2378.1	10002.8	-	1096.8	5142.0	69,520.6	17,813.4	9,086.2	38,916.4	37.04	9.49	4.84	20.74

(1) Includes working interest production before royalty deductions plus royalty interest production.
(2) Barrels of Oil Equivalent based on 6.0:1 for Natural Gas, 1.0:1 for Condensate and C5+, 1.0:1 for Ethane, 1.0:1 for Propane, 1.0:1 for Butanes, 1.0:1 for NGL Mix. NPV/BOE based on Gross BOE Reserves.
(3) Royalties include any net profits interests, as well as the Saskatchewan Corporation Capital Tax Surcharge.
(4) Includes abandonment, decommissioning, and reclamation expenses.

21-0045 McDANIEL 2021-05-11 11:00:54 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Oil Production Forecast (Mbbl) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	690.6	379.0	263.2	194.4	157.0	133.3	116.0	103.0	92.2	83.7	2,212.4	750.6	2,963.0
03 PUD	86.2	315.2	400.1	471.6	346.5	221.9	165.6	133.8	111.7	96.0	2,348.5	804.5	3,153.1
05 PAUD	91.2	94.4	56.4	40.4	83.6	138.0	120.8	85.8	67.0	55.5	833.1	426.7	1,259.7
Subtotal Giddings	**868.0**	**788.6**	**719.6**	**706.3**	**587.1**	**493.2**	**402.4**	**322.6**	**271.0**	**235.2**	**5,394.0**	**1,981.8**	**7,375.8**
Subtotal Texas	**868.0**	**788.6**	**719.6**	**706.3**	**587.1**	**493.2**	**402.4**	**322.6**	**271.0**	**235.2**	**5,394.0**	**1,981.8**	**7,375.8**
Total	**868.0**	**788.6**	**719.6**	**706.3**	**587.1**	**493.2**	**402.4**	**322.6**	**271.0**	**235.2**	**5,394.0**	**1,981.8**	**7,375.8**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

21-0045 McDANIEL 2021-05-11 11:00:54 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Gas Production Forecast (MMcf) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	3,413.8	1,702.3	952.7	687.2	561.4	473.1	409.3	362.1	323.2	292.8	9,177.9	2,578.6	11,756.5
03 PUD	134.4	499.1	567.2	694.0	603.4	402.0	304.8	248.1	206.9	177.1	3,837.0	1,443.7	5,280.6
05 PAUD	102.8	137.9	90.5	67.7	78.7	122.2	131.8	104.1	84.7	71.9	992.3	554.9	1,547.2
Subtotal Giddings	**3,651.0**	**2,339.3**	**1,610.4**	**1,448.8**	**1,243.5**	**997.3**	**846.0**	**714.3**	**614.8**	**541.7**	**14,007.2**	**4,577.2**	**18,584.4**
Subtotal Texas	**3,651.0**	**2,339.3**	**1,610.4**	**1,448.8**	**1,243.5**	**997.3**	**846.0**	**714.3**	**614.8**	**541.7**	**14,007.2**	**4,577.2**	**18,584.4**
Total	**3,651.0**	**2,339.3**	**1,610.4**	**1,448.8**	**1,243.5**	**997.3**	**846.0**	**714.3**	**614.8**	**541.7**	**14,007.2**	**4,577.2**	**18,584.4**

(1) Company working interest production before royalty deductions plus royalty interest share of production.

21-0045 McDANIEL 2021-05-11 11:00:55 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

NGL Production Forecast (Mbbl) (1) (2)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	338.9	169.7	101.8	66.2	50.8	43.0	37.2	33.0	29.4	26.7	896.6	243.2	1,139.8
03 PUD	34.8	126.5	135.3	157.8	125.1	69.7	47.1	36.4	30.0	25.7	788.4	209.3	997.7
05 PAUD	26.6	33.1	18.2	11.5	14.5	25.8	26.8	18.3	13.3	10.6	198.6	80.5	279.1
Subtotal Giddings	**400.3**	**329.3**	**255.2**	**235.5**	**190.4**	**138.5**	**111.1**	**87.7**	**72.7**	**62.9**	**1,883.6**	**533.0**	**2,416.6**
Subtotal Texas	**400.3**	**329.3**	**255.2**	**235.5**	**190.4**	**138.5**	**111.1**	**87.7**	**72.7**	**62.9**	**1,883.6**	**533.0**	**2,416.6**
Total	**400.3**	**329.3**	**255.2**	**235.5**	**190.4**	**138.5**	**111.1**	**87.7**	**72.7**	**62.9**	**1,883.6**	**533.0**	**2,416.6**

(1) Company working interest production before royalty deductions plus royalty interest share of production.
(2) NGL volumes do not include Condensate.

21-0045 McDANIEL 2021-05-11 11:00:55 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Gross Revenue Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	57,397	32,509	22,698	17,054	14,015	12,121	10,744	9,723	8,874	8,211	193,346	85,982	279,328
03 PUD	6,046	23,612	31,051	37,881	28,929	18,719	14,158	11,637	9,898	8,672	190,604	85,238	275,842
05 PAUD	6,078	6,940	4,394	3,232	6,393	10,778	9,813	7,131	5,674	4,784	65,216	43,071	108,288
Subtotal Giddings	**69,521**	**63,061**	**58,144**	**58,167**	**49,337**	**41,619**	**34,715**	**28,491**	**24,445**	**21,666**	**449,166**	**214,291**	**663,457**
Subtotal Texas	**69,521**	**63,061**	**58,144**	**58,167**	**49,337**	**41,619**	**34,715**	**28,491**	**24,445**	**21,666**	**449,166**	**214,291**	**663,457**
Total	**69,521**	**63,061**	**58,144**	**58,167**	**49,337**	**41,619**	**34,715**	**28,491**	**24,445**	**21,666**	**449,166**	**214,291**	**663,457**

21-0045 McDANIEL 2021-05-11 11:00:56 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Encumbrance Forecast (M$) (1)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	17,798	10,071	7,048	5,294	4,346	3,756	3,327	3,009	2,745	2,539	59,932	26,605	86,537
03 PUD	1,858	7,254	9,524	11,619	8,883	5,744	4,343	3,569	3,035	2,659	58,488	26,131	84,618
05 PAUD	1,862	2,130	1,348	991	1,952	3,292	3,001	2,181	1,735	1,463	19,954	13,170	33,124
Subtotal Giddings	**21,518**	**19,454**	**17,920**	**17,903**	**15,181**	**12,792**	**10,671**	**8,759**	**7,515**	**6,661**	**138,374**	**65,906**	**204,280**
Subtotal Texas	**21,518**	**19,454**	**17,920**	**17,903**	**15,181**	**12,792**	**10,671**	**8,759**	**7,515**	**6,661**	**138,374**	**65,906**	**204,280**
Total	**21,518**	**19,454**	**17,920**	**17,903**	**15,181**	**12,792**	**10,671**	**8,759**	**7,515**	**6,661**	**138,374**	**65,906**	**204,280**

(1) Royalties include any net profits interests paid, as well as the Saskatchewan Corporation Capital Tax Surcharge.

21-0045 McDANIEL 2021-05-11 11:00:56 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Capital Expense Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	-	-	-	-	-	-	-	-	-	-	-	-	-
03 PUD	2,147.5	14,043.3	21,649.1	10,422.5	-	-	-	-	-	-	48,262.4	-	48,262.4
05 PAUD	10,947.5	-	-	-	8,713.4	8,887.7	-	-	-	-	28,548.5	-	28,548.5
Subtotal Giddings	**13,095.0**	**14,043.3**	**21,649.1**	**10,422.5**	**8,713.4**	**8,887.7**	**-**	**-**	**-**	**-**	**76,811.0**	**-**	**76,811.0**
Subtotal Texas	**13,095.0**	**14,043.3**	**21,649.1**	**10,422.5**	**8,713.4**	**8,887.7**	**-**	**-**	**-**	**-**	**76,811.0**	**-**	**76,811.0**
Total	**13,095.0**	**14,043.3**	**21,649.1**	**10,422.5**	**8,713.4**	**8,887.7**	**-**	**-**	**-**	**-**	**76,811.0**	**-**	**76,811.0**

21-0045 McDANIEL 2021-05-11 11:00:56 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Operating Expense Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	7,464	4,882	3,775	2,557	2,148	1,998	1,894	1,822	1,766	1,727	30,034	29,763	59,797
03 PUD	657	2,930	3,174	4,041	3,119	2,419	1,946	1,588	1,397	1,340	22,612	25,796	48,408
05 PAUD	965	830	690	642	1,021	1,325	1,165	1,067	956	794	9,456	13,262	22,718
Subtotal Giddings	**9,086**	**8,643**	**7,639**	**7,240**	**6,288**	**5,742**	**5,005**	**4,478**	**4,119**	**3,861**	**62,102**	**68,821**	**130,923**
Subtotal Texas	**9,086**	**8,643**	**7,639**	**7,240**	**6,288**	**5,742**	**5,005**	**4,478**	**4,119**	**3,861**	**62,102**	**68,821**	**130,923**
Total	**9,086**	**8,643**	**7,639**	**7,240**	**6,288**	**5,742**	**5,005**	**4,478**	**4,119**	**3,861**	**62,102**	**68,821**	**130,923**

21-0045 McDANIEL 2021-05-11 11:00:56 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Abandonment, Decommissioning and Reclamation Cost Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	-	-	-	-	-	-	-	-	-	-	-	795.1	795.1
03 PUD	-	-	-	-	-	-	-	-	-	-	-	690.9	690.9
05 PAUD	-	-	-	-	-	-	-	-	-	-	-	400.4	400.4
Subtotal Giddings	-	-	-	-	-	-	-	-	-	-	-	1,886.4	1,886.4
Subtotal Texas	-	-	-	-	-	-	-	-	-	-	-	1,886.4	1,886.4
Total	-	-	-	-	-	-	-	-	-	-	-	1,886.4	1,886.4

21-0045 McDANIEL 2021-05-11 11:00:57 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 5

Ten Year Production, Revenues and Expenses by MCD Reserve Category
Forecast Prices and Costs as of December 31, 2020
Total Proved + Probable Reserves

Total Company

Net Revenue Forecast (M$)

Area	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Subtotal	Remainder	Total
United States													
Texas													
Giddings													
01 PDP	32,135	17,556	11,875	9,203	7,521	6,367	5,523	4,892	4,363	3,945	103,380	28,819	132,199
03 PUD	1,383	-615	-3,295	11,799	16,928	10,556	7,870	6,480	5,465	4,672	61,242	32,620	93,862
05 PAUD	-7,697	3,980	2,356	1,599	-5,294	-2,727	5,647	3,883	2,983	2,527	7,258	16,239	23,497
Subtotal Giddings	**25,821**	**20,921**	**10,936**	**22,601**	**19,155**	**14,196**	**19,039**	**15,254**	**12,811**	**11,144**	**171,879**	**77,677**	**249,557**
Subtotal Texas	**25,821**	**20,921**	**10,936**	**22,601**	**19,155**	**14,196**	**19,039**	**15,254**	**12,811**	**11,144**	**171,879**	**77,677**	**249,557**
Total	**25,821**	**20,921**	**10,936**	**22,601**	**19,155**	**14,196**	**19,039**	**15,254**	**12,811**	**11,144**	**171,879**	**77,677**	**249,557**

21-0045 McDANIEL 2021-05-11 11:00:57 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Forecast of Production and Revenue Before Tax - Company Share
Forecast Prices and Costs as of December 31, 2020
Total Probable Reserves

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	0.9	201.4	57.48	11576.4	764.4	3.36	2565.0	-	-	-	80.6	18.42	1485.0	-	15626.5	1121.7
2022	1.9	258.6	61.63	15940.3	725.4	3.41	2475.1	-	-	-	103.7	19.67	2039.6	-	20454.9	1323.9
2023	1.3	209.3	65.64	13736.4	337.9	3.46	1169.8	-	-	-	72.3	20.90	1510.6	-	16416.7	925.7
2024	1.2	205.5	67.91	13959.0	306.0	3.53	1079.7	-	-	-	67.2	21.60	1450.9	-	16489.6	884.4
2025	1.9	213.2	69.27	14766.1	349.6	3.60	1257.1	-	-	-	59.2	22.04	1303.6	-	17326.8	905.7
2026	3.0	237.4	70.66	16777.5	376.0	3.67	1378.9	-	-	-	57.3	22.48	1288.7	-	19445.1	979.3
2027	3.4	201.1	72.07	14494.0	341.3	3.74	1276.9	-	-	-	50.8	22.93	1164.5	-	16935.4	846.0
2028	3.6	156.9	73.52	11533.6	291.0	3.82	1110.2	-	-	-	39.4	23.39	920.9	-	13564.8	668.8
2029	3.6	129.1	74.99	9681.9	248.8	3.89	968.2	-	-	-	31.6	23.85	752.7	-	11402.7	553.8
2030	3.6	110.6	76.49	8455.8	218.2	3.97	865.7	-	-	-	26.8	24.33	652.1	-	9973.6	476.0
2031	3.6	96.9	78.02	7561.3	194.1	4.05	785.5	-	-	-	23.6	24.82	585.2	-	8932.1	418.8
2032	3.6	86.5	79.58	6882.0	174.9	4.13	721.8	-	-	-	21.1	25.31	535.3	-	8139.1	373.7
2033	3.6	77.6	81.17	6299.0	158.0	4.21	664.9	-	-	-	19.0	25.82	491.6	-	7455.5	336.9
2034	3.6	70.4	82.79	5828.4	143.9	4.29	617.8	-	-	-	17.3	26.34	455.8	-	6902.0	306.0
2035	3.6	64.2	84.45	5424.0	131.6	4.38	576.4	-	-	-	15.8	26.86	424.7	-	6425.1	279.4
Rem.	5.7	629.9	98.55	62078.2	1358.9	5.10	6929.7	-	-	-	159.3	31.44	5008.8	-	74016.7	146.3
Total	-	**2948.6**	**76.30**	**224993.8**	**6120.0**	**3.99**	**24442.7**	-	-	-	**844.9**	**23.75**	**20070.0**	-	**269506.5**	-

	Royalties					Net Volumes				Net Interest Revenue	Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	M$	Ad Valorem M$	Severance M$	M$	%
2021	-	3969.3	-	3969.3	25.4	150.2	571.3	-	60.0	11657.2	291.4	540.0	831.5	5.3
2022	-	5169.3	-	5169.3	25.3	193.3	542.3	-	77.4	15285.6	382.1	749.2	1131.3	5.5
2023	-	4144.9	-	4144.9	25.2	156.5	252.1	-	54.0	12271.8	306.8	627.0	933.8	5.7
2024	-	4153.7	-	4153.7	25.2	153.8	228.5	-	50.2	12335.9	308.4	632.6	941.0	5.7
2025	-	4356.8	-	4356.8	25.1	159.6	261.4	-	44.2	12970.0	324.3	649.4	973.6	5.6
2026	-	4882.2	-	4882.2	25.1	177.9	281.3	-	42.9	14562.9	364.1	718.1	1082.2	5.6
2027	-	4251.8	-	4251.8	25.1	150.6	255.4	-	38.0	12683.6	317.1	627.8	944.9	5.6
2028	-	3407.0	-	3407.0	25.1	117.5	217.8	-	29.5	10157.8	253.9	503.4	757.4	5.6
2029	-	2864.7	-	2864.7	25.1	96.7	186.2	-	23.6	8538.0	213.5	422.8	636.2	5.6
2030	-	2506.0	-	2506.0	25.1	82.8	163.3	-	20.0	7467.6	186.7	369.6	556.3	5.6
2031	-	2244.5	-	2244.5	25.1	72.6	145.3	-	17.6	6687.5	167.2	330.9	498.1	5.6
2032	-	2045.4	-	2045.4	25.1	64.8	130.9	-	15.8	6093.7	152.3	301.5	453.9	5.6
2033	-	1873.7	-	1873.7	25.1	58.1	118.2	-	14.2	5581.8	139.5	276.1	415.7	5.6
2034	-	1734.7	-	1734.7	25.1	52.7	107.7	-	12.9	5167.3	129.2	255.6	384.8	5.6
2035	-	1614.9	-	1614.9	25.1	48.1	98.5	-	11.8	4810.2	120.3	237.9	358.2	5.6
Rem.	-	18621.7	-	18621.7	25.2	471.5	1016.5	-	119.1	55395.0	1384.9	2739.0	4123.9	5.6
Total	-	**67840.5**	-	**67840.5**	**25.2**	**2206.6**	**4576.5**	-	**631.3**	**201666.0**	**5041.7**	**9981.1**	**15022.7**	**5.6**

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2021	1878.5	4.59	-	8947.2	-	-	2288.4	8659.1	10947.5	-2000.3	-2000.3	-2046.2
2022	2121.9	4.39	-	12032.4	-	-	-	-	-	12032.4	10032.1	10405.6
2023	1484.1	4.39	-	9853.9	-	-	-	-	-	9853.9	19886.0	7777.1
2024	1485.6	4.59	-	9909.2	-	-	-	-	-	9909.2	29795.3	7090.1
2025	1678.8	5.08	-	10317.7	-	-	1798.4	6915.0	8713.4	1604.3	31399.5	1005.3
2026	1900.2	5.32	-	11580.5	-	-	1834.4	7053.3	8887.7	2692.9	34092.4	1562.4
2027	1633.7	5.29	-	10104.9	-	-	-	-	-	10104.9	44197.3	5453.7
2028	1537.5	6.28	-	7863.0	-	-	-	-	-	7863.0	52060.3	3855.6
2029	1381.4	6.83	-	6520.4	-	-	-	-	-	6520.4	58580.7	2904.4
2030	1181.3	6.80	-	5730.0	-	-	-	-	-	5730.0	64310.7	2319.6
2031	1064.2	6.96	-	5125.2	-	-	-	-	-	5125.2	69435.9	1886.4
2032	1028.2	7.52	-	4611.6	-	-	-	-	-	4611.6	74047.6	1543.1
2033	997.8	8.11	-	4168.3	-	-	-	-	-	4168.3	78215.8	1267.7
2034	974.8	8.73	-	3807.7	-	-	-	-	-	3807.7	82023.5	1052.7
2035	956.2	9.38	-	3495.8	-	-	-	-	-	3495.8	85519.4	878.6
Rem.	25047.0	-	527.3	25696.7	-	-	-	-	-	25696.7	111216.1	3985.7
Total	**46351.4**	-	**527.3**	**139764.7**	-	-	**5921.1**	**22627.4**	**28548.5**	**111216.1**	-	**50941.7**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	3,326.4	2,948.6	-	2,206.6
Natural Gas (MMcf)	8,272.5	6,120.0	-	4,576.5
Natural Gas Liquids (Mbbl)	988.6	844.9	-	631.3
Total (MBOE)	**5,693.8**	**4,813.6**	-	**3,600.7**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
111,216.1	**71,722.3**	**50,941.7**	**38,690.9**	**30,791.0**

RLI	50+ yrs
Remaining Life	33.66 yrs
Price Schedule	SG210101

21-0045

McDANIEL

2021-05-11 11:00:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Total Probable Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
BEAKER B 2H	W-100.000	EAGLE F	PADP	57.5	52.7	-	8.3	2195.5	1541.8	1151.9	905.7
BEAKER B 3H	W-100.000	AUS CH	PADP	111.9	119.1	-	19.2	4979.5	3342.8	2466.0	1944.5
CONSTANTINE 1H	W-78.462	AUS CH	PADP	166.0	462.0	-	81.3	8466.6	6185.2	4955.7	4197.6
GONZO 1H	W-75.128	AUS CH	PADP	90.8	239.1	-	39.4	4638.7	3129.4	2346.6	1887.5
GONZO 2H	W-75.509	AUS CH	PADP	103.9	274.0	-	45.0	5399.9	3586.5	2667.8	2135.9
GONZO 3H	W-80.950	AUS CH	PADP	95.4	143.0	-	24.3	4515.3	3133.4	2403.1	1969.3
GONZO B 4H	W-80.697	AUS CH	PADP	91.5	204.9	-	34.0	4536.4	3083.8	2324.5	1877.8
GONZO B 5H	W-80.226	AUS CH	PADP	122.0	315.9	-	52.4	6351.8	4290.6	3243.8	2633.0
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-50.313	AUS CH	PADP	-	1311.0	-	-	2760.9	2165.9	1832.3	1625.5
Subtotal 01 PDP				**839.0**	**3121.8**	**-**	**303.8**	**43844.7**	**30459.4**	**23391.6**	**19176.9**
03 PUD											
BEAKER 4H	W-100.000	AUS CH	PAUD	151.6	158.3	-	26.8	7873.2	4956.8	3483.9	2621.8
BEAKER 5H	W-100.000	AUS CH	PAUD	151.6	158.3	-	26.8	7873.2	4956.8	3483.9	2621.8
CONSTANTINE 2H	W-80.660	AUS CH	PAUD	68.8	140.7	-	26.8	3523.4	2469.9	1826.1	1403.4
KERMIT 1H	W-80.379	AUS CH	PAUD	144.0	297.1	-	55.0	7469.1	5407.3	4242.3	3494.5
KERMIT 2H	W-79.732	AUS CH	PAUD	142.9	295.3	-	54.4	7410.7	5353.9	4193.4	3449.5
STATLER 1H	W-79.766	AUS CH	PAUD	96.8	206.5	-	36.3	4826.7	3501.3	2787.2	2352.5
WALDORF 1H	W-79.468	AUS CH	PAUD	94.2	194.8	-	35.9	4898.4	3314.9	2397.7	1815.5
Subtotal 03 PUD				**849.9**	**1451.0**	**-**	**262.0**	**43874.8**	**29960.9**	**22414.5**	**17759.1**
05 PAUD											
BEAKER 6H	W-100.000	AUS CH	PAUD	383.1	389.3	-	67.9	8036.7	3387.7	1323.1	360.7
BEAKER 8H	W-100.000	AUS CH	PAUD	383.1	389.3	-	67.9	7879.3	3487.1	1426.5	406.3
STELLA MAE 2H	W-89.296	AUS CH	PAUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
STELLA MAE 3H	W-89.296	AUS CH	PAUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
Subtotal 05 PAUD				**1259.7**	**1547.2**	**-**	**279.1**	**23496.7**	**11302.0**	**5135.6**	**1755.0**
Subtotal Giddings				**2948.6**	**6120.0**	**-**	**844.9**	**111216.1**	**71722.3**	**50941.7**	**38690.9**
Subtotal Texas				**2948.6**	**6120.0**	**-**	**844.9**	**111216.1**	**71722.3**	**50941.7**	**38690.9**
Total				**2948.6**	**6120.0**	**-**	**844.9**	**111216.1**	**71722.3**	**50941.7**	**38690.9**

21-0045 McDANIEL 2021-05-11 11:00:28 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	8.4	598.5	57.48	34405.9	2780.1	3.36	9329.2	-	-	-	292.1	18.42	5379.1	-	49114.2	3709.5
2022	8.2	287.8	61.63	17735.3	1230.7	3.41	4199.2	-	-	-	128.4	19.67	2525.9	-	24460.4	1702.1
2023	8.2	193.0	65.64	12668.3	819.2	3.46	2835.6	-	-	-	74.7	20.90	1560.2	-	17064.1	1107.3
2024	8.0	143.5	67.92	9743.8	619.2	3.53	2184.5	-	-	-	48.6	21.60	1050.5	-	12978.8	806.8
2025	7.6	112.6	69.28	7798.1	437.7	3.60	1573.8	-	-	-	36.1	22.04	794.9	-	10166.8	607.1
2026	7.3	92.0	70.66	6499.6	324.4	3.67	1189.9	-	-	-	29.5	22.48	662.4	-	8351.9	480.9
2027	7.2	78.4	72.07	5652.3	277.9	3.74	1039.5	-	-	-	25.1	22.93	576.3	-	7268.1	410.6
2028	7.2	69.2	73.52	5090.0	244.9	3.82	934.3	-	-	-	22.1	23.39	517.5	-	6541.9	361.2
2029	7.2	61.7	74.99	4627.9	218.0	3.89	848.3	-	-	-	19.7	23.85	469.5	-	5945.7	322.6
2030	7.2	55.8	76.49	4269.9	197.1	3.97	781.8	-	-	-	17.8	24.33	432.4	-	5484.1	291.6
2031	7.2	50.9	78.02	3974.5	179.8	4.05	727.6	-	-	-	16.2	24.82	401.9	-	5104.0	266.1
2032	7.2	46.8	79.58	3725.7	165.4	4.13	682.5	-	-	-	14.9	25.31	376.3	-	4784.5	243.8
2033	7.2	42.9	81.17	3478.5	151.4	4.21	637.4	-	-	-	13.6	25.82	351.1	-	4467.1	223.8
2034	7.2	39.4	82.79	3260.4	139.2	4.29	597.6	-	-	-	12.5	26.34	329.0	-	4186.9	205.7
2035	7.2	36.2	84.45	3058.5	128.0	4.38	560.6	-	-	-	11.5	26.86	308.5	-	3927.7	189.1
Rem.	4.5	215.3	92.97	20013.7	721.8	4.79	3455.4	-	-	-	73.3	29.67	2175.0	-	25644.2	86.1
Total	-	**2124.0**	**68.74**	**146002.4**	**8634.7**	**3.66**	**31577.2**	-	-	-	**836.0**	**21.43**	**17910.5**	-	**195490.2**	-

	Royalties					Net Volumes				Net	Taxes			
	Manual	Lease & Override	NPI Pymts	Total		Oil	Gas	Cond.	Liquids	Interest Revenue	Ad Valorem	Severance	Total	
Year	M$	M$	M$	M$	%	Mbbl	MMcf	Mbbl	Mbbl	M$	M$	M$	M$	%
2021	-	12649.1	-	12649.1	25.8	444.1	2073.2	-	216.0	36465.1	911.6	1687.6	2599.3	5.3
2022	-	6261.6	-	6261.6	25.6	214.0	918.3	-	95.3	18198.8	455.0	862.5	1317.4	5.4
2023	-	4357.2	-	4357.2	25.5	143.7	611.5	-	55.5	12706.8	317.7	601.3	918.9	5.4
2024	-	3309.7	-	3309.7	25.5	106.9	462.3	-	36.1	9669.0	241.7	455.0	696.8	5.4
2025	-	2591.6	-	2591.6	25.5	83.9	326.6	-	26.8	7575.2	189.4	362.5	551.8	5.4
2026	-	2128.4	-	2128.4	25.5	68.5	242.0	-	21.9	6223.4	155.6	302.1	457.7	5.5
2027	-	1851.1	-	1851.1	25.5	58.5	207.3	-	18.7	5417.0	135.4	262.8	398.2	5.5
2028	-	1664.9	-	1664.9	25.5	51.6	182.8	-	16.5	4877.0	121.9	236.5	358.5	5.5
2029	-	1512.3	-	1512.3	25.4	46.0	162.7	-	14.6	4433.4	110.8	215.0	325.8	5.5
2030	-	1394.1	-	1394.1	25.4	41.6	147.1	-	13.2	4089.9	102.2	198.3	300.5	5.5
2031	-	1296.9	-	1296.9	25.4	38.0	134.3	-	12.1	3807.1	95.2	184.5	279.7	5.5
2032	-	1215.3	-	1215.3	25.4	34.9	123.5	-	11.1	3569.2	89.2	172.9	262.1	5.5
2033	-	1134.4	-	1134.4	25.4	32.0	113.1	-	10.1	3332.6	83.3	161.4	244.7	5.5
2034	-	1063.2	-	1063.2	25.4	29.4	103.9	-	9.3	3123.7	78.1	151.3	229.4	5.5
2035	-	997.3	-	997.3	25.4	27.0	95.6	-	8.6	2930.4	73.3	141.9	215.2	5.5
Rem.	-	6527.7	-	6527.7	25.5	160.5	538.5	-	54.6	19116.4	477.9	946.1	1424.1	5.6
Total	-	**49955.0**	-	**49955.0**	**25.6**	**1580.6**	**6442.8**	-	**620.3**	**145535.1**	**3638.4**	**6941.7**	**10580.1**	**5.4**

	Operating Costs		ADR	Net Op.	Capital Costs					Future Net Revenue Before Tax		
			Costs	Income	G & G	Property & Leasehold	Tangible	Intangible	Total	Annual	Cum.	NPV @10.0%
Year	M$	$/BOE	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2021	6637.8	4.90	-	27228.1	-	-	-	-	-	27228.1	27228.1	26190.5
2022	4155.6	6.69	-	12725.8	-	-	-	-	-	12725.8	39953.9	11083.9
2023	3415.4	8.45	-	8372.5	-	-	-	-	-	8372.5	48326.4	6617.2
2024	2340.2	7.92	-	6632.1	-	-	-	-	-	6632.1	54958.5	4760.7
2025	1863.5	8.41	-	5159.9	-	-	-	-	-	5159.9	60118.3	3369.2
2026	1672.8	9.53	-	4092.9	-	-	-	-	-	4092.9	64211.2	2428.0
2027	1585.3	10.58	-	3433.5	-	-	-	-	-	3433.5	67644.7	1850.8
2028	1539.7	11.65	-	2978.9	-	-	-	-	-	2978.9	70623.5	1459.8
2029	1505.9	12.79	-	2601.7	-	-	-	-	-	2601.7	73225.2	1158.8
2030	1484.5	13.95	-	2304.9	-	-	-	-	-	2304.9	75530.1	933.2
2031	1470.7	15.14	-	2056.7	-	-	-	-	-	2056.7	77586.8	757.0
2032	1462.6	16.39	-	1844.4	-	-	-	-	-	1844.4	79431.2	617.2
2033	1455.1	17.81	-	1632.8	-	-	-	-	-	1632.8	81064.1	496.7
2034	1451.2	19.33	-	1443.2	-	-	-	-	-	1443.2	82507.3	399.1
2035	1449.6	21.00	-	1265.6	-	-	-	-	-	1265.6	83772.9	318.2
Rem.	12389.6	-	721.8	4580.9	-	-	-	-	-	4580.9	88353.8	905.4
Total	**45879.4**	-	**721.8**	**88353.8**	-	-	-	-	-	**88353.8**	-	**63345.8**

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	2,454.2	2,124.0	-	1,580.6
Natural Gas (MMcf)	11,091.9	8,634.7	-	6,442.8
Natural Gas Liquids (Mbbl)	982.8	836.0	-	620.3
Total (MBOE)	**5,285.6**	**4,399.1**	-	**3,274.7**

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
88,353.8	73,139.1	63,345.8	56,579.2	51,620.0

RLI 1.91 yrs
Remaining Life 27.08 yrs
Price Schedule SG210101

21-0045
McDANIEL
2021-05-11 11:00:29 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Proved Developed Producing Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$) @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
BEAKER B 2H	W-100.000	EAGLE F	PDP	118.3	104.9	-	18.8	2962.3	2488.7	2142.4	1885.2
BEAKER B 3H	W-100.000	AUS CH	PDP	253.0	260.7	-	47.4	8413.4	6826.1	5784.9	5062.6
CONSTANTINE 1H	W-79.242	AUS CH	PDP	423.7	1138.9	-	227.8	18332.7	15721.2	14008.5	12798.0
GONZO 1H	W-80.921	AUS CH	PDP	234.6	590.6	-	108.4	9219.9	7474.0	6369.8	5619.2
GONZO 2H	W-80.860	AUS CH	PDP	265.3	669.6	-	122.2	10760.0	8598.5	7266.9	6376.8
GONZO 3H	W-92.293	AUS CH	PDP	262.0	382.7	-	71.6	9407.1	7772.2	6704.8	5962.0
GONZO B 4H	W-90.841	AUS CH	PDP	249.6	531.3	-	97.3	9383.3	7665.2	6559.8	5798.8
GONZO B 5H	W-85.734	AUS CH	PDP	317.5	771.3	-	142.4	12965.9	10465.0	8937.5	7921.5
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-72.169	AUS CH	PDP	-	4184.9	-	-	6909.3	6128.1	5571.2	5155.2
Subtotal 01 PDP				**2124.0**	**8634.7**	**-**	**836.0**	**88353.8**	**73139.1**	**63345.8**	**56579.2**
Subtotal Giddings				**2124.0**	**8634.7**	**-**	**836.0**	**88353.8**	**73139.1**	**63345.8**	**56579.2**
Subtotal Texas				**2124.0**	**8634.7**	**-**	**836.0**	**88353.8**	**73139.1**	**63345.8**	**56579.2**
Total				**2124.0**	**8634.7**	**-**	**836.0**	**88353.8**	**73139.1**	**63345.8**	**56579.2**

21-0045 McDANIEL 2021-05-11 11:00:30 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Forecast of Production and Revenue Before Tax - Company Share
Forecast Prices and Costs as of December 31, 2020
Proved Undeveloped Reserves

Total Company

		Crude Oil			Natural Gas			Condensate			Natural Gas Liquids					
Year	No.Of Wells	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume MMcf	Sales Price $/Mcf	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	WI & RI Volume Mbbl	Sales Price $/bbl	Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	0.7	68.1	57.48	3913.6	106.6	3.36	357.8	-	-	-	27.6	18.42	508.5	-	4780.0	310.9
2022	1.8	242.2	61.62	14925.1	383.2	3.41	1307.5	-	-	-	97.2	19.67	1913.1	-	18145.6	1105.0
2023	3.7	317.4	65.64	20830.8	453.3	3.46	1569.2	-	-	-	108.3	20.90	2263.0	-	24662.9	1373.1
2024	5.4	357.3	67.91	24265.7	523.6	3.53	1847.3	-	-	-	119.7	21.60	2585.9	-	28699.0	1541.8
2025	6.4	261.4	69.28	18106.2	456.2	3.60	1640.1	-	-	-	95.2	22.04	2097.4	-	21843.6	1185.1
2026	6.2	163.8	70.66	11571.6	296.9	3.67	1089.0	-	-	-	51.7	22.48	1161.1	-	13821.7	725.8
2027	6.2	122.9	72.07	8857.1	226.8	3.74	848.5	-	-	-	35.2	22.93	806.1	-	10511.7	536.6
2028	6.0	96.5	73.52	7091.5	178.4	3.82	680.6	-	-	-	26.2	23.39	612.2	-	8384.3	416.3
2029	6.0	80.1	74.99	6009.8	147.9	3.89	575.6	-	-	-	21.5	23.85	511.7	-	7097.1	345.9
2030	6.0	68.8	76.49	5260.8	126.4	3.97	501.6	-	-	-	18.3	24.33	446.1	-	6208.5	296.4
2031	6.0	60.2	78.02	4696.1	110.3	4.05	446.2	-	-	-	16.0	24.82	396.9	-	5539.3	259.1
2032	6.0	53.6	79.58	4264.2	97.9	4.13	404.0	-	-	-	14.2	25.31	359.3	-	5027.5	229.8
2033	6.0	48.0	81.17	3894.5	87.4	4.21	367.9	-	-	-	12.7	25.82	327.2	-	4589.6	206.1
2034	6.0	43.5	82.79	3599.8	79.0	4.29	339.1	-	-	-	11.5	26.34	301.6	-	4240.4	186.6
2035	6.0	39.7	84.45	3348.9	71.9	4.38	314.7	-	-	-	10.4	26.86	279.9	-	3943.5	170.0
Rem.	4.4	279.9	94.69	26502.2	483.9	4.88	2362.4	-	-	-	70.2	29.94	2101.0	-	30965.6	78.6
Total	-	2303.2	72.57	167138.0	3829.6	3.83	14651.3	-	-	-	735.7	22.66	16671.0	-	198460.3	-

	Royalties					Net Volumes					Taxes			
				Total									Total	
Year	Manual M$	Lease & Override M$	NPI Pymts M$	M$	%	Oil Mbbl	Gas MMcf	Cond. Mbbl	Liquids Mbbl	Net Interest Revenue M$	Ad Valorem M$	Severance M$	M$	%
2021	-	1195.0	-	1195.0	25.0	51.1	80.0	-	20.7	3585.0	89.6	184.3	273.9	5.7
2022	-	4536.4	-	4536.4	25.0	181.7	287.4	-	72.9	13609.2	340.2	697.9	1038.2	5.7
2023	-	6165.7	-	6165.7	25.0	238.0	340.0	-	81.2	18497.2	462.4	936.6	1399.0	5.7
2024	-	7174.7	-	7174.7	25.0	268.0	392.7	-	89.8	21524.2	538.1	1089.2	1627.3	5.7
2025	-	5460.9	-	5460.9	25.0	196.0	342.1	-	71.4	16382.7	409.6	836.9	1246.5	5.7
2026	-	3455.4	-	3455.4	25.0	122.8	222.7	-	38.7	10366.3	259.2	527.1	786.2	5.7
2027	-	2627.9	-	2627.9	25.0	92.2	170.1	-	26.4	7883.8	197.1	399.6	596.7	5.7
2028	-	2096.1	-	2096.1	25.0	72.3	133.8	-	19.6	6288.2	157.2	318.1	475.3	5.7
2029	-	1774.3	-	1774.3	25.0	60.1	111.0	-	16.1	5322.8	133.1	269.1	402.2	5.7
2030	-	1552.1	-	1552.1	25.0	51.6	94.8	-	13.8	4656.4	116.4	235.3	351.7	5.7
2031	-	1384.8	-	1384.8	25.0	45.1	82.7	-	12.0	4154.5	103.9	209.9	313.8	5.7
2032	-	1256.9	-	1256.9	25.0	40.2	73.4	-	10.6	3770.6	94.3	190.5	284.7	5.7
2033	-	1147.4	-	1147.4	25.0	36.0	65.5	-	9.5	3442.2	86.1	173.8	259.9	5.7
2034	-	1060.1	-	1060.1	25.0	32.6	59.2	-	8.6	3180.3	79.5	160.6	240.1	5.7
2035	-	985.9	-	985.9	25.0	29.7	53.9	-	7.8	2957.6	73.9	149.3	223.2	5.7
Rem.	-	7741.4	-	7741.4	25.0	209.9	362.9	-	52.6	23224.2	580.6	1167.5	1748.1	5.6
Total	-	49615.1	-	49615.1	25.0	1727.4	2872.2	-	551.8	148845.2	3721.1	7545.7	11266.9	5.7

	Operating Costs				Capital Costs					Future Net Revenue Before Tax		
Year	M$	$/BOE	ADR Costs M$	Net Op. Income M$	G & G M$	Property & Leasehold M$	Tangible M$	Intangible M$	Total M$	Annual M$	Cum. M$	NPV @10.0% M$
2021	569.9	5.02	-	2741.1	-	-	481.6	1665.9	2147.5	593.6	593.6	499.1
2022	2365.3	5.86	-	10205.8	-	-	2913.8	11129.5	14043.3	-3837.5	-3243.9	-3531.4
2023	2739.8	5.47	-	14358.4	-	-	4436.9	17212.2	21649.1	-7290.7	-10534.5	-5829.0
2024	3414.2	6.05	-	16482.6	-	-	2193.7	8228.8	10422.5	6060.1	-4474.5	4258.2
2025	2745.7	6.35	-	12390.5	-	-	-	-	-	12390.5	7916.0	8111.5
2026	2169.4	8.19	-	7410.6	-	-	-	-	-	7410.6	15326.7	4400.9
2027	1786.2	9.12	-	5501.0	-	-	-	-	-	5501.0	20827.6	2966.7
2028	1400.8	9.19	-	4412.1	-	-	-	-	-	4412.1	25239.7	2162.4
2029	1231.4	9.75	-	3689.2	-	-	-	-	-	3689.2	28928.9	1643.9
2030	1195.1	11.05	-	3109.6	-	-	-	-	-	3109.6	32038.5	1259.4
2031	1172.1	12.39	-	2668.6	-	-	-	-	-	2668.6	34707.1	982.4
2032	1158.7	13.78	-	2327.1	-	-	-	-	-	2327.1	37034.2	778.9
2033	1150.1	15.29	-	2032.2	-	-	-	-	-	2032.2	39066.4	618.2
2034	1147.0	16.85	-	1793.2	-	-	-	-	-	1793.2	40859.6	495.9
2035	1147.4	18.49	-	1587.0	-	-	-	-	-	1587.0	42446.7	399.0
Rem.	13298.7	-	637.2	7540.2	-	-	-	-	-	7540.2	49986.8	1349.8
Total	38691.9	-	637.2	98249.2	-	-	10026.0	38236.4	48262.4	49986.8	-	20565.9

	Remaining Reserves			
Product	Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	2,507.1	2,303.2	-	1,727.4
Natural Gas (MMcf)	4,291.3	3,829.6	-	2,872.2
Natural Gas Liquids (Mbbl)	811.4	735.7	-	551.8
Total (MBOE)	4,033.7	3,677.1	-	2,757.8

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
49,986.8	31,402.3	20,565.9	13,804.2	9,355.0

RLI	14.19 yrs
Remaining Life	29.83 yrs
Price Schedule	SG210101

21-0045

McDANIEL

2021-05-11 11:00:31 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Proved Undeveloped Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
03 PUD											
BEAKER 4H	W-100.000	AUS CH	PUD	397.7	402.1	-	70.4	5794.0	2024.3	119.1	-894.2
BEAKER 5H	W-100.000	AUS CH	PUD	397.7	402.1	-	70.4	5794.0	2024.3	119.1	-894.2
CONSTANTINE 2H	W-93.638	AUS CH	PUD	203.4	403.7	-	81.4	3781.2	2503.1	1677.0	1130.7
KERMIT 1H	W-87.936	AUS CH	PUD	399.2	798.9	-	157.9	10674.7	7663.0	5738.7	4424.3
KERMIT 2H	W-87.639	AUS CH	PUD	397.9	796.2	-	157.3	10611.6	7607.7	5690.0	4381.1
STATLER 1H	W-83.564	AUS CH	PUD	247.1	510.6	-	94.7	7444.7	5669.2	4550.1	3792.8
WALDORF 1H	W-88.747	AUS CH	PUD	260.2	516.0	-	103.6	5886.6	3910.8	2671.8	1863.6
Subtotal 03 PUD				**2303.2**	**3829.6**	**-**	**735.7**	**49986.8**	**31402.3**	**20565.9**	**13804.2**
Subtotal Giddings				**2303.2**	**3829.6**	**-**	**735.7**	**49986.8**	**31402.3**	**20565.9**	**13804.2**
Subtotal Texas				**2303.2**	**3829.6**	**-**	**735.7**	**49986.8**	**31402.3**	**20565.9**	**13804.2**
Total				**2303.2**	**3829.6**	**-**	**735.7**	**49986.8**	**31402.3**	**20565.9**	**13804.2**

21-0045 McDANIEL 2021-05-11 11:00:32 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Total Company

Year	No.Of Wells	Crude Oil WI & RI Volume Mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas WI & RI Volume MMcf	Natural Gas Sales Price $/Mcf	Natural Gas Sales Revenue M$	Condensate WI & RI Volume Mbbl	Condensate Sales Price $/bbl	Condensate Sales Revenue M$	NGL WI & RI Volume Mbbl	NGL Sales Price $/bbl	NGL Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	8.4	690.6	57.48	39700.2	3413.8	3.36	11455.9	-	-	-	338.9	18.42	6241.2	-	57397.2	4379.4
2022	8.2	379.0	61.63	23361.7	1702.3	3.41	5808.2	-	-	-	169.7	19.67	3338.9	-	32508.8	2280.8
2023	7.7	263.2	65.64	17274.0	952.7	3.46	3297.8	-	-	-	101.8	20.90	2126.7	-	22698.5	1434.8
2024	7.3	194.4	67.92	13200.0	687.2	3.53	2424.5	-	-	-	66.2	21.60	1429.2	-	17053.7	1024.7
2025	7.2	157.0	69.28	10876.2	561.4	3.60	2018.5	-	-	-	50.8	22.04	1120.4	-	14015.1	825.8
2026	7.2	133.3	70.66	9420.4	473.1	3.67	1735.1	-	-	-	43.0	22.48	965.7	-	12121.2	699.0
2027	7.2	116.0	72.07	8358.9	409.3	3.74	1531.4	-	-	-	37.2	22.93	853.6	-	10743.8	606.7
2028	7.2	103.0	73.52	7571.0	362.1	3.82	1381.4	-	-	-	33.0	23.39	770.7	-	9723.1	536.3
2029	7.2	92.2	74.99	6914.5	323.2	3.89	1257.6	-	-	-	29.4	23.85	702.0	-	8874.2	480.9
2030	7.2	83.7	76.49	6400.6	292.8	3.97	1161.5	-	-	-	26.7	24.33	648.6	-	8210.7	436.0
2031	7.2	76.5	78.02	5969.5	267.5	4.05	1082.4	-	-	-	24.3	24.82	604.0	-	7655.9	398.5
2032	7.2	70.3	79.58	5598.1	246.0	4.13	1015.4	-	-	-	22.4	25.31	565.8	-	7179.3	365.3
2033	7.2	64.4	81.17	5227.7	225.3	4.21	948.6	-	-	-	20.4	25.82	528.0	-	6704.2	335.4
2034	7.2	59.2	82.79	4900.7	207.1	4.29	889.4	-	-	-	18.8	26.34	494.8	-	6284.9	308.2
2035	7.2	54.4	84.45	4597.9	190.5	4.38	834.5	-	-	-	17.3	26.86	464.2	-	5896.5	283.5
Rem.	5.5	425.7	95.93	40838.8	1442.1	4.95	7131.6	-	-	-	140.0	30.65	4290.3	-	52260.7	129.8
Total	-	**2963.0**	**70.95**	**210210.1**	**11756.5**	**3.74**	**43973.8**	-	-	-	**1139.8**	**22.06**	**25143.9**	-	**279327.8**	-

Year	Royalties Manual M$	Royalties Lease & Override M$	Royalties NPI Pymts M$	Royalties Total M$	Royalties Total %	Net Volumes Oil Mbbl	Net Volumes Gas MMcf	Net Volumes Cond. Mbbl	Net Volumes Liquids Mbbl	Net Interest Revenue M$	Taxes Ad Valorem M$	Taxes Severance M$	Taxes Total M$	Taxes Total %
2021	-	14782.5	-	14782.5	25.8	512.4	2546.6	-	250.6	42614.7	1065.4	1950.4	3015.8	5.3
2022	-	8329.3	-	8329.3	25.6	281.8	1270.2	-	125.9	24179.5	604.5	1136.8	1741.3	5.4
2023	-	5806.6	-	5806.6	25.6	195.8	710.3	-	75.6	16891.9	422.3	819.3	1241.6	5.5
2024	-	4359.8	-	4359.8	25.6	144.7	512.3	-	49.1	12693.9	317.3	616.6	934.0	5.5
2025	-	3578.7	-	3578.7	25.5	116.9	418.6	-	37.8	10436.4	260.9	506.6	767.5	5.5
2026	-	3091.7	-	3091.7	25.5	99.3	352.8	-	31.9	9029.5	225.7	438.4	664.1	5.5
2027	-	2737.9	-	2737.9	25.5	86.4	305.4	-	27.7	8005.9	200.1	388.7	588.9	5.5
2028	-	2476.0	-	2476.0	25.5	76.8	270.2	-	24.5	7247.1	181.2	351.9	533.0	5.5
2029	-	2258.4	-	2258.4	25.4	68.7	241.2	-	21.9	6615.8	165.4	321.2	486.6	5.5
2030	-	2088.4	-	2088.4	25.4	62.4	218.5	-	19.8	6122.3	153.1	297.2	450.2	5.5
2031	-	1946.4	-	1946.4	25.4	57.1	199.7	-	18.1	5709.5	142.7	277.1	419.8	5.5
2032	-	1824.7	-	1824.7	25.4	52.5	183.7	-	16.6	5354.7	133.9	259.8	393.7	5.5
2033	-	1703.6	-	1703.6	25.4	48.0	168.2	-	15.2	5000.7	125.0	242.6	367.6	5.5
2034	-	1596.8	-	1596.8	25.4	44.2	154.6	-	14.0	4688.0	117.2	227.4	344.6	5.5
2035	-	1498.1	-	1498.1	25.4	40.6	142.3	-	12.9	4398.4	110.0	213.3	323.3	5.5
Rem.	-	13299.4	-	13299.4	25.4	317.4	1076.1	-	104.2	38961.3	974.0	1913.1	2887.1	5.5
Total	-	**71378.3**	-	**71378.3**	**25.6**	**2205.0**	**8770.6**	-	**845.8**	**207949.5**	**5198.7**	**9960.4**	**15159.1**	**5.4**

Year	Operating Costs M$	Operating Costs $/BOE	ADR Costs M$	Net Op. Income M$	Capital Costs G & G M$	Capital Costs Property & Leasehold M$	Capital Costs Tangible M$	Capital Costs Intangible M$	Capital Costs Total M$	Future Net Revenue Before Tax Annual M$	Future Net Revenue Before Tax Cum. M$	Future Net Revenue Before Tax NPV @10.0% M$
2021	7463.6	4.67	-	32135.3	-	-	-	-	-	32135.3	32135.3	30842.2
2022	4882.2	5.86	-	17556.0	-	-	-	-	-	17556.0	49691.3	15275.9
2023	3775.3	7.21	-	11875.0	-	-	-	-	-	11875.0	61566.3	9387.8
2024	2556.8	6.82	-	9203.1	-	-	-	-	-	9203.1	70769.4	6606.1
2025	2148.2	7.13	-	7520.6	-	-	-	-	-	7520.6	78290.1	4906.4
2026	1998.1	7.83	-	6367.3	-	-	-	-	-	6367.3	84657.3	3775.4
2027	1894.2	8.55	-	5522.8	-	-	-	-	-	5522.8	90180.1	2976.5
2028	1822.4	9.28	-	4891.7	-	-	-	-	-	4891.7	95071.8	2396.7
2029	1766.2	10.06	-	4363.0	-	-	-	-	-	4363.0	99434.8	1942.9
2030	1726.9	10.85	-	3945.1	-	-	-	-	-	3945.1	103379.9	1597.0
2031	1697.6	11.67	-	3592.0	-	-	-	-	-	3592.0	106971.9	1321.8
2032	1675.6	12.53	-	3285.4	-	-	-	-	-	3285.4	110257.3	1099.2
2033	1654.1	13.51	-	2979.0	-	-	-	-	-	2979.0	113236.2	906.0
2034	1637.9	14.56	-	2705.6	-	-	-	-	-	2705.6	115941.8	748.1
2035	1624.8	15.70	-	2450.4	-	-	-	-	-	2450.4	118392.2	615.9
Rem.	21472.7	-	795.1	13806.3	-	-	-	-	-	13806.3	132198.5	2339.3
Total	**59796.7**	-	**795.1**	**132198.5**	-	-	-	-	-	**132198.5**	-	**86737.4**

Product	Remaining Reserves Gross Lease	W.I.	R.I.	Net
Light and Medium Oil (Mbbl)	3,477.4	2,963.0	-	2,205.0
Natural Gas (MMcf)	15,972.0	11,756.5	-	8,770.6
Natural Gas Liquids (Mbbl)	1,361.5	1,139.8	-	845.8
Total (MBOE)	**7,500.9**	**6,062.2**	-	**4,512.6**

Net Present Value Before Tax - M$				
@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
132,198.5	103,598.5	86,737.4	75,756.1	68,026.7

RLI 2.59 yrs
Remaining Life 31.66 yrs
Price Schedule SG210101

21-0045 McDANIEL 2021-05-11 11:00:33 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Proved + Probable Developed Producing Reserves

Total Company

				Company WI & RI Reserves				Net Present Value Before Tax (M$)			
Area and Property	Company Interest %	Zones	Reserve Class	Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
01 PDP											
BEAKER B 2H	W-100.000	EAGLE F	PPDP	175.8	157.6	-	27.1	5157.8	4030.5	3294.2	2790.9
BEAKER B 3H	W-100.000	AUS CH	PPDP	364.9	379.7	-	66.6	13392.9	10168.9	8250.9	7007.1
CONSTANTINE 1H	W-79.024	AUS CH	PPDP	589.7	1600.9	-	309.1	26799.3	21906.4	18964.2	16995.6
GONZO 1H	W-79.222	AUS CH	PPDP	325.4	829.7	-	147.8	13858.5	10603.5	8716.4	7506.8
GONZO 2H	W-79.284	AUS CH	PPDP	369.2	943.6	-	167.2	16159.9	12185.0	9934.7	8512.7
GONZO 3H	W-88.986	AUS CH	PPDP	357.4	525.6	-	95.9	13922.4	10905.6	9107.9	7931.2
GONZO B 4H	W-87.877	AUS CH	PPDP	341.1	736.3	-	131.3	13919.7	10749.1	8884.3	7676.5
GONZO B 5H	W-84.126	AUS CH	PPDP	439.5	1087.2	-	194.8	19317.7	14755.6	12181.3	10554.5
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-65.393	AUS CH	PPDP	-	5495.9	-	-	9670.2	8293.9	7403.5	6780.6
Subtotal 01 PDP				**2963.0**	**11756.5**	**-**	**1139.8**	**132198.5**	**103598.5**	**86737.4**	**75756.1**
Subtotal Giddings				**2963.0**	**11756.5**	**-**	**1139.8**	**132198.5**	**103598.5**	**86737.4**	**75756.1**
Subtotal Texas				**2963.0**	**11756.5**	**-**	**1139.8**	**132198.5**	**103598.5**	**86737.4**	**75756.1**
Total				**2963.0**	**11756.5**	**-**	**1139.8**	**132198.5**	**103598.5**	**86737.4**	**75756.1**

21-0045 McDANIEL 2021-05-11 11:00:33 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 1

Total Company

Year	No.Of Wells	Crude Oil WI & RI Volume Mbbl	Crude Oil Sales Price $/bbl	Crude Oil Sales Revenue M$	Natural Gas WI & RI Volume MMcf	Natural Gas Sales Price $/Mcf	Natural Gas Sales Revenue M$	Condensate WI & RI Volume Mbbl	Condensate Sales Price $/bbl	Condensate Sales Revenue M$	Natural Gas Liquids WI & RI Volume Mbbl	Natural Gas Liquids Sales Price $/bbl	Natural Gas Liquids Sales Revenue M$	Other Revenue M$	Gross Revenue M$	BOE/d
2021	1.6	177.4	57.48	10195.8	237.2	3.36	796.1	-	-	-	61.4	18.42	1131.5	-	12123.4	762.6
2022	3.7	409.6	61.63	25238.9	637.0	3.41	2173.5	-	-	-	159.6	19.67	3139.7	-	30552.2	1850.2
2023	5.4	456.5	65.64	29961.5	657.7	3.46	2276.7	-	-	-	153.5	20.90	3207.0	-	35445.2	1971.3
2024	7.3	512.0	67.91	34768.5	761.6	3.53	2687.1	-	-	-	169.3	21.60	3658.1	-	41113.7	2208.3
2025	8.7	430.1	69.27	29794.2	682.1	3.60	2452.4	-	-	-	139.6	22.04	3075.5	-	35322.1	1872.1
2026	9.3	359.9	70.66	25428.3	524.2	3.67	1922.6	-	-	-	95.5	22.48	2146.5	-	29497.4	1486.9
2027	9.6	286.4	72.07	20644.5	436.6	3.74	1633.5	-	-	-	73.9	22.93	1693.3	-	23971.4	1186.5
2028	9.6	219.6	73.52	16144.2	352.2	3.82	1343.8	-	-	-	54.7	23.39	1280.0	-	18767.9	909.9
2029	9.6	178.8	74.99	13405.0	291.6	3.89	1134.4	-	-	-	43.3	23.85	1031.8	-	15571.3	741.4
2030	9.6	151.5	76.49	11585.9	249.0	3.97	987.6	-	-	-	36.3	24.33	882.0	-	13455.5	628.0
2031	9.6	131.5	78.02	10262.4	216.8	4.05	877.0	-	-	-	31.4	24.82	780.0	-	11919.4	545.5
2032	9.6	116.5	79.58	9273.8	192.1	4.13	792.8	-	-	-	27.9	25.31	705.1	-	10771.7	482.0
2033	9.6	104.0	81.17	8444.4	171.4	4.21	721.7	-	-	-	24.9	25.82	641.8	-	9807.9	431.4
2034	9.6	94.1	82.79	7787.8	154.9	4.29	665.1	-	-	-	22.5	26.34	591.5	-	9044.4	390.0
2035	9.6	85.7	84.45	7233.6	140.9	4.38	617.2	-	-	-	20.4	26.86	548.9	-	8399.7	355.0
Rem.	7.3	699.4	96.88	67755.3	1122.5	5.00	5615.9	-	-	-	162.8	30.69	4994.6	-	78365.8	151.2
Total	-	4412.8	74.31	327924.2	6827.9	3.91	26697.5	-	-	-	1276.8	23.11	29507.6	-	384129.2	-

Year	Royalties Manual M$	Royalties Lease & Override M$	Royalties NPI Pymts M$	Royalties Total M$	Royalties Total %	Net Volumes Oil Mbbl	Net Volumes Gas MMcf	Net Volumes Cond. Mbbl	Net Volumes Liquids Mbbl	Net Interest Revenue M$	Taxes Ad Valorem M$	Taxes Severance M$	Taxes Total M$	Taxes Total %
2021	-	3030.9	-	3030.9	25.0	133.0	177.9	-	46.1	9092.6	227.3	461.5	688.8	5.7
2022	-	7638.0	-	7638.0	25.0	307.2	477.8	-	119.7	22914.1	572.9	1172.7	1745.6	5.7
2023	-	8861.3	-	8861.3	25.0	342.3	493.3	-	115.1	26583.9	664.6	1345.6	2010.2	5.7
2024	-	10278.4	-	10278.4	25.0	384.0	571.2	-	127.0	30835.3	770.9	1560.3	2331.2	5.7
2025	-	8830.5	-	8830.5	25.0	322.6	511.6	-	104.7	26491.6	662.3	1342.1	2004.4	5.7
2026	-	7374.4	-	7374.4	25.0	269.9	393.1	-	71.6	22123.1	553.1	1108.8	1661.9	5.6
2027	-	5992.8	-	5992.8	25.0	214.8	327.5	-	55.4	17978.5	449.5	901.5	1351.0	5.6
2028	-	4692.0	-	4692.0	25.0	164.7	264.2	-	41.1	14076.0	351.9	706.2	1058.1	5.6
2029	-	3892.8	-	3892.8	25.0	134.1	218.7	-	32.4	11678.5	292.0	585.7	877.6	5.6
2030	-	3363.9	-	3363.9	25.0	113.6	186.7	-	27.2	10091.7	252.3	506.0	758.3	5.6
2031	-	2979.9	-	2979.9	25.0	98.7	162.6	-	23.6	8939.6	223.5	448.3	671.7	5.6
2032	-	2692.9	-	2692.9	25.0	87.4	144.1	-	20.9	8078.8	202.0	405.1	607.0	5.6
2033	-	2452.0	-	2452.0	25.0	78.0	128.6	-	18.6	7355.9	183.9	368.8	552.7	5.6
2034	-	2261.1	-	2261.1	25.0	70.5	116.2	-	16.8	6783.3	169.6	340.1	509.7	5.6
2035	-	2099.9	-	2099.9	25.0	64.2	105.7	-	15.3	6299.8	157.5	315.8	473.3	5.6
Rem.	-	19591.5	-	19591.5	25.0	524.5	841.9	-	122.1	58774.4	1469.4	2939.6	4409.0	5.6
Total	-	96032.3	-	96032.3	25.0	3309.6	5120.9	-	957.6	288096.9	7202.4	14508.1	21710.5	5.7

Year	Operating Costs M$	Operating Costs $/BOE	ADR Costs M$	Net Op. Income M$	Capital Costs G & G M$	Capital Costs Property & Leasehold M$	Capital Costs Tangible M$	Capital Costs Intangible M$	Capital Costs Total M$	Future Net Revenue Before Tax Annual M$	Future Net Revenue Before Tax Cum. M$	Future Net Revenue Before Tax NPV @10.0% M$
2021	1622.6	5.83	-	6781.1	-	-	2770.0	10325.0	13095.0	-6313.8	-6313.8	-6198.8
2022	3760.6	5.57	-	17408.0	-	-	2913.8	11129.5	14043.3	3364.7	-2949.2	2682.3
2023	3864.0	5.37	-	20709.8	-	-	4436.9	17212.2	21649.1	-939.3	-3888.5	-822.5
2024	4683.2	5.79	-	23820.9	-	-	2193.7	8228.8	10422.5	13398.3	9509.9	9502.9
2025	4139.8	6.06	-	20347.4	-	-	1798.4	6915.0	8713.4	11634.0	21143.8	7579.7
2026	3744.3	6.90	-	16716.8	-	-	1834.4	7053.3	8887.7	7829.1	28973.0	4615.9
2027	3111.0	7.18	-	13516.6	-	-	-	-	-	13516.6	42489.5	7294.6
2028	2655.6	7.97	-	10362.2	-	-	-	-	-	10362.2	52851.8	5081.0
2029	2352.6	8.69	-	8448.3	-	-	-	-	-	8448.3	61300.0	3764.1
2030	2134.0	9.31	-	7199.4	-	-	-	-	-	7199.4	68499.4	2915.2
2031	2009.3	10.09	-	6258.5	-	-	-	-	-	6258.5	74757.9	2304.0
2032	1973.9	11.19	-	5497.8	-	-	-	-	-	5497.8	80255.7	1840.0
2033	1948.9	12.38	-	4854.3	-	-	-	-	-	4854.3	85110.1	1476.6
2034	1935.1	13.60	-	4338.5	-	-	-	-	-	4338.5	89448.6	1199.7
2035	1928.4	14.88	-	3898.1	-	-	-	-	-	3898.1	93346.7	979.9
Rem.	29262.6	-	1091.2	24011.5	-	-	-	-	-	24011.5	117358.2	3901.6
Total	71125.9	-	1091.2	194169.2	-	-	15947.1	60863.8	76811.0	117358.2	-	48116.0

Product	Remaining Reserves Gross Lease	Remaining Reserves W.I.	Remaining Reserves R.I.	Remaining Reserves Net
Light and Medium Oil (Mbbl)	4,810.3	4,412.8	-	3,309.6
Natural Gas (MMcf)	7,683.8	6,827.9	-	5,120.9
Natural Gas Liquids (Mbbl)	1,421.3	1,276.8	-	957.6
Total (MBOE)	7,512.3	6,827.6	-	5,120.7

Net Present Value Before Tax - M$

@ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%	@ 20.0%
117,358.2	72,665.2	48,116.0	33,318.3	23,739.2

RLI	20.78 yrs
Remaining Life	33.66 yrs
Price Schedule	SG210101

McDANIEL

21-0045

2021-05-11 11:00:35 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Table 2

Reserves and Net Present Value by Property
Forecast Prices and Costs as of December 31, 2020
Proved + Probable Undeveloped Reserves

Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Company WI & RI Reserves: Oil Mbbl	Gas MMcf	Cond. Mbbl	NGL Mbbl	Net Present Value Before Tax (M$): @ 0.0%	@ 5.0%	@ 10.0%	@ 15.0%
United States											
Texas											
Giddings											
03 PUD											
BEAKER 4H	W-100.000	AUS CH	PPUD	549.3	560.4	-	97.2	13667.2	6981.1	3603.0	1727.6
BEAKER 5H	W-100.000	AUS CH	PPUD	549.3	560.4	-	97.2	13667.2	6981.1	3603.0	1727.6
CONSTANTINE 2H	W-89.981	AUS CH	PPUD	272.1	544.4	-	108.2	7304.6	4972.9	3503.1	2534.1
KERMIT 1H	W-85.800	AUS CH	PPUD	543.2	1096.1	-	212.9	18143.8	13070.3	9981.1	7918.8
KERMIT 2H	W-85.404	AUS CH	PPUD	540.8	1091.5	-	211.7	18022.4	12961.7	9883.4	7830.7
STATLER 1H	W-82.457	AUS CH	PPUD	343.9	717.1	-	131.0	12271.4	9170.5	7337.3	6145.3
WALDORF 1H	W-86.079	AUS CH	PPUD	354.5	710.8	-	139.5	10784.9	7225.7	5069.5	3679.1
Subtotal 03 PUD				**3153.1**	**5280.6**	**-**	**997.7**	**93861.6**	**61363.2**	**42980.4**	**31563.3**
05 PAUD											
BEAKER 6H	W-100.000	AUS CH	PPUD	383.1	389.3	-	67.9	8036.7	3387.7	1323.1	360.7
BEAKER 8H	W-100.000	AUS CH	PPUD	383.1	389.3	-	67.9	7879.3	3487.1	1426.5	406.3
STELLA MAE 2H	W-89.296	AUS CH	PPUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
STELLA MAE 3H	W-89.296	AUS CH	PPUD	246.7	384.3	-	71.7	3790.3	2213.6	1193.0	494.0
Subtotal 05 PAUD				**1259.7**	**1547.2**	**-**	**279.1**	**23496.7**	**11302.0**	**5135.6**	**1755.0**
Subtotal Giddings				**4412.8**	**6827.9**	**-**	**1276.8**	**117358.2**	**72665.2**	**48116.0**	**33318.3**
Subtotal Texas				**4412.8**	**6827.9**	**-**	**1276.8**	**117358.2**	**72665.2**	**48116.0**	**33318.3**
Total				**4412.8**	**6827.9**	**-**	**1276.8**	**117358.2**	**72665.2**	**48116.0**	**33318.3**

21-0045 McDANIEL 2021-05-11 11:00:37 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Reserve Estimates

Summary of Reserve Estimates
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

Area and Property	Company Interest %	Zones	Reserve Class	Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
				Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2021 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2021 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2021 Rate bopd
United States																				
Texas																				
Giddings																				
01 PDP																				
BEAKER B 2H	W-100.0	EAGLE F	TP	172	53	118	118	65	177	35	142	26.1	105	105	52	-	-	-	-	-
			TPP	229	53	176	176	73	246	35	211	25.3	158	158	58	-	-	-	-	-
BEAKER B 3H	W-100.0	AUS CH	TP	332	79	253	253	159	420	66	354	26.4	261	261	147	-	-	-	-	-
			TPP	444	79	365	365	179	577	66	511	25.7	380	380	165	-	-	-	-	-
CONSTANTINE 1H	W-79.2	AUS CH	TP	811	277	535	424	448	2,730	724	2,006	28.3	1,439	1,139	1,110	-	-	-	-	-
			TPP	1,023	277	746	590	524	3,523	724	2,799	27.6	2,028	1,601	1,297	-	-	-	-	-
GONZO 1H	W-80.7	AUS CH	TP	408	118	290	235	164	1,186	189	997	26.2	735	591	348	-	-	-	-	-
			TPP	529	118	411	325	188	1,607	189	1,419	25.7	1,055	830	402	-	-	-	-	-
GONZO 2H	W-80.6	AUS CH	TP	444	116	328	265	179	1,330	201	1,129	26.1	834	670	381	-	-	-	-	-
			TPP	582	116	466	369	205	1,811	201	1,610	25.6	1,198	944	438	-	-	-	-	-
GONZO 3H	W-92.1	AUS CH	TP	376	91	284	262	195	719	151	569	26.6	417	383	258	-	-	-	-	-
			TPP	494	91	402	357	226	956	151	805	26.0	596	526	299	-	-	-	-	-
GONZO B 4H	W-90.5	AUS CH	TP	345	70	275	250	175	929	129	800	26.1	591	531	300	-	-	-	-	-
			TPP	458	70	389	341	200	1,267	129	1,137	25.5	847	736	344	-	-	-	-	-
GONZO B 5H	W-85.5	AUS CH	TP	519	149	370	317	259	1,554	318	1,235	26.3	911	771	491	-	-	-	-	-
			TPP	671	149	522	439	303	2,077	318	1,759	25.7	1,306	1,087	578	-	-	-	-	-
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	W-72.2	AUS CH	TP	0	0	-	-	-	6,174	70	6,104	5.0	5,799	4,185	4,551	-	-	-	-	-
			TPP	0	0	-	-	-	8,917	70	8,847	5.0	8,404	5,496	5,798	-	-	-	-	-
Subtotal 01 PDP			**TP**	**3,406**	**952**	**2,454**	**2,124**	**1,644**	**15,219**	**1,883**	**13,336**		**11,092**	**8,635**	**7,638**	-	-	-	-	-
			TPP	**4,429**	**952**	**3,477**	**2,963**	**1,897**	**20,981**	**1,883**	**19,098**		**15,972**	**11,757**	**9,379**	-	-	-	-	-
03 PUD																				
BEAKER 4H	W-100.0	AUS CH	TP	398	-	398	398	-	541	-	541	25.7	402	402	-	-	-	-	-	-
			TPP	549	-	549	549	-	752	-	752	25.5	560	560	-	-	-	-	-	-
BEAKER 5H	W-100.0	AUS CH	TP	398	-	398	398	-	541	-	541	25.7	402	402	-	-	-	-	-	-
			TPP	549	-	549	549	-	752	-	752	25.5	560	560	-	-	-	-	-	-
CONSTANTINE 2H	W-93.4	AUS CH	TP	217	-	217	203	-	607	-	607	28.1	436	404	-	-	-	-	-	-
			TPP	302	-	302	272	-	849	-	849	27.7	614	544	-	-	-	-	-	-
KERMIT 1H	W-87.7	AUS CH	TP	453	-	453	399	-	1,274	-	1,274	27.6	922	799	-	-	-	-	-	-
			TPP	632	-	632	543	-	1,782	-	1,782	27.4	1,295	1,096	-	-	-	-	-	-
KERMIT 2H	W-87.4	AUS CH	TP	453	-	453	398	-	1,274	-	1,274	27.6	922	796	-	-	-	-	-	-
			TPP	632	-	632	541	-	1,782	-	1,782	27.4	1,295	1,092	-	-	-	-	-	-
STATLER 1H	W-83.5	AUS CH	TP	295	-	295	247	248	840	-	840	26.5	617	511	389	-	-	-	-	-
			TPP	416	-	416	344	314	1,189	-	1,189	26.3	876	717	491	-	-	-	-	-
WALDORF 1H	W-88.5	AUS CH	TP	293	-	293	260	-	819	-	819	28.0	590	516	-	-	-	-	-	-
			TPP	411	-	411	354	-	1,156	-	1,156	27.6	837	711	-	-	-	-	-	-
Subtotal 03 PUD			**TP**	**2,507**	-	**2,507**	**2,303**	**248**	**5,896**	-	**5,896**		**4,291**	**3,830**	**389**	-	-	-	-	-
			TPP	**3,491**	-	**3,491**	**3,153**	**314**	**8,263**	-	**8,263**		**6,038**	**5,281**	**491**	-	-	-	-	-
05 PAUD																				
BEAKER 6H	W-100.0	AUS CH	TPP	383	-	383	383	-	523	-	523	25.6	389	389	-	-	-	-	-	-
BEAKER 8H	W-100.0	AUS CH	TPP	383	-	383	383	-	523	-	523	25.6	389	389	-	-	-	-	-	-
STELLA MAE 2H	W-89.1	AUS CH	TPP	276	-	276	247	249	591	-	591	26.6	434	384	281	-	-	-	-	-
STELLA MAE 3H	W-89.1	AUS CH	TPP	276	-	276	247	249	591	-	591	26.6	434	384	281	-	-	-	-	-
Subtotal 05 PAUD			**TPP**	**1,319**	-	**1,319**	**1,260**	**498**	**2,228**	-	**2,228**		**1,646**	**1,547**	**562**	-	-	-	-	-

21-0045 McDANIEL 2021-05-11 11:00:39 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Reserve Estimates

Summary of Reserve Estimates
Forecast Prices and Costs as of December 31, 2020
Total Reserves
Total Company

				Crude Oil					Natural Gas							Condensate				
				Gross			Company Share		Gross					Company Share		Gross			Company Share	
Area and Property	Company Interest %	Zones	Reserve Class	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2021 Rate bopd	Orig. Raw Res. MMcf	Cum. Prod. MMcf	Rem. Raw Res. MMcf	Surf. Loss %	Rem. Sales Res. MMcf	Rem. Sales Res. MMcf	2021 Rate Mcf/d	Orig. Res. Mbbl	Cum. Prod. Mbbl	Rem. Res. Mbbl	Rem. Res. Mbbl	2021 Rate bopd
Total			TP	5,913	952	4,961	4,427	1,893	21,115	1,883	19,232		15,383	12,464	8,027	-	-	-	-	-
			TPP	9,239	952	8,288	7,376	2,710	31,473	1,883	29,590		23,656	18,584	10,431	-	-	-	-	-

21-0045

McDANIEL

2021-05-11 11:00:39 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

Interest

HB2 Origination, LLC

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2020
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
United States										
Texas										
Giddings										
01 PDP										
BEAKER B 2H	EAGLE F		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
BEAKER B 3H	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
CONSTANTINE 1H	AUS CH	BPO	WI	92.000%	TX Crown			1.000	1.000	10170.6 M$
					Net ORR	27.93%				
		APO	WI	78.400%	Net ORR	27.92%		1.000	1.000	
GONZO 1H	AUS CH	BPO	WI	87.500%	TX Crown			1.000	1.000	9522 M$
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
GONZO 2H	AUS CH	BPO	WI	87.500%	TX Crown			1.000	1.000	10299.4 M$
					Net ORR	25.00%				
		APO	WI	75.000%	Net ORR	25.00%		1.000	1.000	
GONZO 3H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	9697.95 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GONZO B 4H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	8395 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
GONZO B 5H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	9112.6 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
HUEBNER-KLAUS A.C. GAS UNIT NO.1 1H	AUS CH	BPO	WI	85.000%	TX Crown			1.000	1.000	7245 M$
					Net ORR	25.00%				
		APO	WI	50.000%	Net ORR	25.00%		1.000	1.000	
03 PUD										
BEAKER 4H	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
BEAKER 5H	AUS CH		WI	100.000%	TX Crown			1.000	1.000	
					Net ORR	25.00%				
CONSTANTINE 2H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	6842.5 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
KERMIT 1H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	7705 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
KERMIT 2H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	7302.5 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
STATLER 1H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	1897.5 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
WALDORF 1H	AUS CH	BPO	WI	100.000%	TX Crown			1.000	1.000	5750 M$
					Net ORR	25.00%				
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	

21-0045 McDANIEL 2021-05-11 11:00:38 AM

Prices: January 3 Consultant Average
Eff. Date: December 31, 2020
Currency: CAD

HB2 Origination, LLC

Interest

List of Interests and Burdens
Forecast Prices and Costs as of December 31, 2020
Total Company

	Zone	Interest Product	Ownership		Burdens		Crown Incentives/ Freehold Mineral Tax	Tract Factor	Pooling Factor	Payout
05 PAUD										
BEAKER 6H	AUS CH		WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	
BEAKER 8H	AUS CH		WI	100.000%	TX Crown Net ORR	 25.00%		1.000	1.000	
STELLA MAE 2H	AUS CH	BPO	WI	95.000%	TX Crown Net ORR	 25.00%		1.000	1.000	6880 M$
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	
STELLA MAE 3H	AUS CH	BPO	WI	95.000%	TX Crown Net ORR	 25.00%		1.000	1.000	6880 M$
		APO	WI	80.000%	Net ORR	25.00%		1.000	1.000	

21-0045
MCDANIEL
2021-05-11 11:00:38 AM

Schedule H: Report on Reserves Data by Independent Qualified Reserves Evaluator or

Auditor

See attached.

H-1

May 10, 2021

HB2 Origination, LLC

600, 2777 Allen Parkway

Houston, Texas

USA 77019

Attention:	Management of HB2 Origination, LLC

Re:	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor of HB2 Origination, LLC (the "Company")

To the Board of Directors of HB2 Origination, LLC (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020 estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved + probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Management:

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

HB2 Origination, LLC	Page 2
Forecast Prices and Costs	May 10, 2021

			Net Present Value of Future Net Revenue $M
			(before income taxes, 10% discount rate)
Independent Qualified	Effective Date of	Location of
Reserves Evaluator	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total

McDaniel	December 31, 2020	United States	-	134,853.4	-	134,853.4

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

Calgary, Alberta, Canada

May 10, 2021

Schedule I: Report of Management and the Sole Manager on Oil and Gas Disclosure

Form 51-101F3

(Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.)

Management of HB2 Origination, LLC (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue forecasts as of December 31, 2020, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The sole manager of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The sole manager of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The sole manager of the Company approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2, which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

"Craig Perry"

Craig Perry, Chief Executive Officer

"Darren Moulds"

Darren Moulds, Chief Financial Officer

HB2 ENERGY, INC.,
a Tennessee corporation
by:

"Craig Perry"

Craig Perry, Chief Executive Officer

Dated the 3rd day of September, 2021.

I-1

Schedule J: Management's Discussion and Analysis of Origination

for the Year Ended December 30, 2020

See attached.

J-1

Introduction

Set out below is the management's discussion and analysis ("MD&A") of financial and operating results for HB2 Origination, LLC ("HB2" or the "Company") for the three months and year ended December 31, 2020. It should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2020 and 2019. These documents appear under the SEDAR profile of Red Pine Petroleum Ltd. ("Red Pine"). This MD&A is dated August 19, 2021. See disclosure under "Forward-Looking Statements", "Boe Presentation" and "Non-GAAP Measurements".

Basis of Presentation

Financial data presented below have largely been derived from the Company's audited consolidated financial statements for the year ended December 31, 2020 and the unaudited interim consolidated financial information for the three months ended December 31, 2020 (the "financial statements"), prepared in accordance with International Financial Reporting Standards ("IFRS"). Accounting policies adopted by the Company are referred to in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019. The reporting and the functional currency is the United States dollar, unless otherwise indicated. Comparative information is provided for the three months and year ended December 31, 2019.

Operational and Financial Results

Overview

The Company is a U.S. energy developer and financial company focused on maximizing growth and return on equity. HB2 is currently focusing it's drilling activity in the Austin Chalk and Eagle Ford formations in the Giddings Field, a premier acreage location which has produced substantial amounts of oil and gas for decades. The Austin Chalk directly overlies the oil sourcing Eagle Ford formation; oil migrates into the chalk through microfractures and fills the tectonic fractures and the porus matrix. The Company plans to focus on developing its existing and adjacent footprint over the next several years while also evaluating additional development projects that fit its investment criteria. The Company's capital allocation strategy is designed to optimize return on capital and cash flow available for distribution to members.

2020 Highlights

During 2020, the Company accomplished several important goals, including:

• Successfully drilled and completed 7 wells in the Giddings field.

• Grew daily gross production and exited 2020 with approximately 5,000 Boe/day.

• Entered into a new credit facility with Goldman Sachs (the Goldman Facility"), secured by producing oil and gas wells. The Goldman Facility is used to improve the velocity of capital in the business and lower the overall the cost of capital.

• Purchased working interests in producing wells held by Colony Capital through proceeds from the Goldman Sachs facility.

• Navigated a period of prolonged low prices brought about by the COVID-19 pandemic. The Company shut-in a substantial portion of its production during Q1 and Q2 of 2020.

• Secured several farm-in locations for no upfront capital, with drilling commenced and ongoing through 2021.

2021 Objectives

Consistent with its stated strategy to maximize both efficiency and velocity of capital, the Company entered into a reverse takeover transaction with Red Pine and has applied for a listing on the TSX Venture Exchange. This transaction is intended to facilitate growth by enabling novel capital solutions and liquidity for our partners.

Prior to executing the definitive agreement in connection with the reverse takeover transaction, HB2 entered into a series of transactions to simplify its capital structure and solidify its balance sheet. First, it used the proceeds of the Goldman Facility to reaquire working interests in producing wells from Colony Capital (2020). Next, it entered into a re-purchase agreement with one of its significant legacy stakeholders, the purchase of which was financed through a combination of a new asset-backed preferred instrument along with cash received through an additional equity issuance. Finally, it retired and/or extended some short-term debt maturities in order to ensure appropriate funding was in place.

During the first half of 2021, the Company also formed its first development partnership. HB2 and partners capitalized this partnership to develop a discrete set of drilling locations. It is the Company's expectation that additional development partnerships may be formed during the course of 2021 in order to accelerate drilling timelines. Refer to "Subsequent Events" below for discussion of additional development partnership.

The Company's base case development plan is to drill and complete approximately 8 to 10 wells during 2021. The development schedule is concentrated around HB2's existing acreage position and activity area. HB2 intends, and expects, to use the Goldman Facility to leverage those wells once online, and refinance forward development capital.

Reserves at December 31, 2020

HB2's year-end reserve evaluation effective December 31, 2020 was prepared by McDaniel and Associates Consultants Ltd. ("McDaniel") in a report dated April 7, 2021. McDaniel has evaluated all of HB2's crude oil, natural gas and natural gas liquids ("NGL") reserves. The McDaniel price forecast at December 31, 2020 was used to determine estimates of net present value.

Reserves included herein are stated on a company gross basis (working interest before deduction of royalties without including any royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

The McDaniel reserve report was prepared in Canadian dollars and amounts reported in the reserves section have been presented in CDN$.

Summary

• Proven developed producing reserves ("PDP") was 4,399,100 Boe. Total proved reserves ("1P") was 8,076,200 Boe. Total proved plus probable reserves ("2P") was 12,889,800 Boe.

• The 1P reserves are 55% Oil weighted, 25% Natural Gas weighted, and 19% NGL weighted. The 2P reserves are 57% Oil weighted, 24% Natural Gas weighted, and 19% NGL weighted.

• All 2P reserves are in the Giddings Field.

• Wells drilled in 2020 were assigned an average of 593,600 Boe.

• Future development costs ("FDC") were CDN$48.3 million for 1P and are fully financed from forecast cash flow within four years which complies with the Canadian Oil and Gas Evaluation ("COGE") Handbook.

• Future drilling locations total 11 gross locations in the Giddings Field.

• The full corporate decommissioning liability for all wells and facilities was included in this year's evaluation and totaled CDN$1.9 million on an undiscounted basis.

Information Regarding Disclosure on Oil and Gas Reserves and Resources

All amounts related to reserve and resources below are stated in CDN dollars. Where applicable, natural gas has been converted to barrels of oil equivalent ("Boe") based on 6 Mcf:1 Boe. The Boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not recognize a value equivalent at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value. Production volumes and revenues are reported on a company gross basis, before deduction of royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes are based on "company gross reserves" using forecast prices and costs.

Net Present Value Summary (after tax) as of December 31, 2020

	Undiscounted	Discounted @ 5%	Discounted @ 10%	Discounted @ 15%	Discounted @ 20%
Proved Producing	68,034	56,436	48,928	43,731	39,922
Proved Non-Producing	-	-	-	-	-
Total Proved Developed	68,034	56,436	48,928	43,731	39,922
Proved Undeveloped	38,597	24,167	15,715	10,432	6,954
Total Proved	106,631	80,603	64,643	54,163	46,876
Probable Additional	86,133	55,529	39,374	29,844	23,699
Total Proved Plus Probable	192,764	136,132	104,017	84,007	70,575

	Exchange Rate	WTI Oil	Henry Hub Nat Gas
	(US$/CDN$)	(US$/BBL)	(US$/MMBTU)
2021	0.768	47.17	2.83
2022	0.765	50.17	2.87
2023	0.763	53.17	2.90
2024	0.763	54.97	2.96
2025	0.763	56.07	3.02

Production and Revenue

Average Daily Production

	Three Months to	Three Months to	Quarter-over-	Year Ended	Year Ended	Year-Over-Year
	Dec. 31, 2020	Dec. 31, 2019	Quarter Change	Dec. 31, 2020	Dec. 31, 2019	Change
Crude oil (bbls/d)	554	141	413	266	188	78
Natural gas (Mcf/d)	1,214	52	1,162	407	84	323
NGLs (bbls/d)	225	-	225	88	-	88
Total (Boe/d)	981	150	831	422	202	220
Crude oil weighting	56.4%	94.3%		63.0%	93.1%
Natrual gas weighting	20.6%	5.7%		16.1%	6.9%
NGL weighting	23.0%	0.0%		21.0%	0.0%

Production increased for the three months and year ended December 31, 2020 as compared to comparative periods due to the addition of seven new producing wells in the second half of 2020 and also the impact of increased working interest from December 22, 2020 related to the acquisition of working interests in producing wells from Colony Capital.

Revenue from Product Sales (1)

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Crude oil	$2,082,905	$727,289	$3,895,275	$4,023,530
Natural gas	226,827	29,685	315,374	66,642
NGLs	258,557	-	225,430	-
Total	$2,568,289	$756,974	$4,436,079	$4,090,172
% of Total Revenue by Product Type
Crude oil weighting	81.10%	96.08%	87.81%	98.37%
Natrual gas weighting	8.83%	3.92%	7.11%	1.63%
NGL weighting	10.07%	0.00%	5.08%	0.00%

(1) before realized gains and losses on risk management contracts.

Revenue from product sales increased for the three months and year ended December 31, 2020 as compared to comparative periods due to the addition of seven new producing wells in 2020 and also the impact of increased working interest from December 22, 2020 related to the acquisition of working interests in producing wells from Colony Capital. Offsetting the increase in production was the reduction of realized commodity prices in 2020 versus 2019.

 Average Selling Prices (1)

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Crude oil - Bbl	$40.88	$55.92	$40.15	$58.74
Natural gas - Mcf	$2.03	$6.25	$2.13	$2.17
NGL - Bbl	$12.47	$-	$6.98	$-
Per Boe	$28.44	$54.86	$28.80	$55.56

(1) before realized gains and losses on risk management contracts.

On a per-Boe basis, the Company's average realized price for the three months and year ended December 31, 2020 decreased compared to the same period of 2019, due to the decrease driven by market pricing with heavy influence from impacts of COVID-19.

Royalties

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Charge for the period	$508,740	$335,537	$1,190,835	$1,103,669
Percentage of revenue from product sales	19.8%	44.3%	26.8%	27.0%
Per Boe	$5.63	$24.32	$7.73	$14.99

Royalties, as a percentage of revenue from product sales, remained relatively consistent in the year ended December 31, 2020 compared to the same period in 2019. Royalties, as a cost per Boe of revenue from product sales, decreased for the three months and year ended December 31, 2020 compared to the same period in 2019 as a result of lower royalty rates on new higher producing wells.

Production Costs

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Charge for the period	$701,552	$417,844	$1,196,744	$1,926,941
Percentage of revenue from product sales	27.3%	55.2%	27.0%	47.1%
Per Boe	$7.77	$30.28	$7.77	$26.18

Total production costs for the three months and year ended December 31, 2020 decreased when compared to the same periods of 2019. The decrease in total production costs is due to significant start up costs associated with water disposal facilities and initial hauling costs during 2019. The Company expects costs per Boe to continue to decline as wells mature.

Field Operating Netbacks

($/Boe)	Three Months to Dec. 31, 2020	Three Months to Dec. 31, 2019	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Revenue from product sales	$28.44	$54.86	$28.80	$55.56
Royalties	(5.63)	(24.32)	(7.73)	(14.99)
Production costs	(7.77)	(30.28)	(7.77)	(26.18)
Field operating netback	$15.04	$0.26	$13.30	$14.39

Field operating netbacks for the year ended December 31, 2020 decreased as compared to the respective periods of 2019 mainly as a result reduced realized commodity prices which were heavily impacted by the impacts of COVID-19. Offsetting these decreases were improved operating and production costs as discussed above. An increase in field operating netbacks for the three months ended December 31, 2020 compared to the respective period of 2019 is due to decrease in overall royalty rates.

General and Administrative Costs

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Charge for the period	270,962	23,000	1,622,870	168,454
Percentage of revenue from product sales	10.6%	3.0%	36.6%	4.1%
Per Boe	$3.00	$1.67	$10.54	$2.29

General and administrative costs for the three months and year ended December 31, 2020 increased as compared to the respective periods of 2019 primarily due to higher professional and legal fees. General and administrative costs on a per-Boe measure for the three months and year ended December 31, 2020 increased $1.33 and $8.25, respectively, per-Boe compared to their respective periods ended in 2019. The increase is a result of the professional fees noted above.

Interest and Finance Costs

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Charge for the period	(301,501)	(299,458)	(366,686)	(1,134,458)

Per Boe	$(3.34)	$(21.70)	$(2.38)	$(15.41)

Interest and finance costs in 2020 relate mainly to interest and finance costs associated with promissory notes. On December 22, 2020, with the closing of the Goldman Facility, new interest expenses was incurred on drawings. The decrease in interest and financing costs per Boe for three months and year ended December 31, 2020 compared to the comparative periods is the result of settling affiliate loans in late 2019 and early 2020 and the increased oil and gas production

Depletion

	Three Months to	Three Months to	Year Ended	Year Ended Dec.
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	31, 2019
Charge for the period	$769,000	$915,250	$1,031,000	$4,882,996

Per Boe	$8.52	$66.34	$6.69	$66.33

Depletion for the three months ended December 31, 2020 decreased in total as compared to the prior period, and also a decrease per Boe. These results are due to the increased production (new wells and changed working interests) and increased reserve depletion bases. For the years ended December 31, 2020 and 2019, overall depletion costs and cost per Boe decreased as a result of the increased reserve depletion base from new wells.

Impairments

For the year ended December 31, 2020, the Company impaired $6,199,198 (2019: $4,424,841, 2018: $Nil) of exploration and evaluation assets previously capitalized as exploration and evaluation assets as the lease term of undeveloped lands expired or were near expiry. These amounts have been included in impairment loss on exploration and evaluation assets in the statement of loss and comprehensive loss.

In the year ended December 31, 2020, due to increased reserves being assigned to the Company's Austin Chalk CGU, the Company identified indicators of a possible reversal of previously recorded impairment losses. The Company calculated the value in use of the CGU to allow for the reversal of the impairment loss recorded in 2019 (net of depletion that would have been recorded) of $4,730,000.

At December 31, 2019, the value in use for the Legacy Operations CGU was estimated to be $1,265,700. As a result, the Company recognized an impairment loss of $9,097,436 relating to the CGU to reduce the carrying value of the CGU to its recoverable amount. The impairment was primarily the result of poorer performance from the CGU upon the completion of certain wells.

At December 31, 2019, the value in use of the Company's Austin Chalk CGU was estimated to be $5,991,400. As a result, the Company recognized an impairment loss of $4,913,000 relating to the CGU. The impairment was primarily the result of the initial reserves assigned to the wells not covering the capital costs incurred.

Net Income (Loss)

	Three Months to	Three Months to	Year Ended	Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Net Loss	$(3,007,192)	$(19,456,117)	$(7,530,178)	$(23,143,828)

Per basic and diluted unit	$(0.18)	$(1.14)	$(0.44)	$(1.41)

Investment and Financing

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility"). All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries. The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031. Interest payments are required quarterly. As at December 31, 2020, the Company had $43,328,396 drawn under the facility.

The Company has certain financial covenants under the Golden Facility, including;

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0 beginning with the quarter ending June 30, 2021, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest, and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non cash items annualized.

(ii) Maintain an unrestricted cash balance of no less than $1,000,000

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

As at December 31, 2020, the Company was in compliance with all financial covenants.

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into the forward commodity swap contracts outlined in which it has done.

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan. The Company entered into these swaps subsequent to the December 31, 2020 which it has done.

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover six months of scheduled interest payments which it has not done but intends to prior to the required date of December 31, 2021.

During the year ended December 31, 2020, the Company issued discounted promissory notes including the $1,800,000 issued on the acquisition of working interests totalling a face value of $5,425,000 for proceeds of $5,352,500. The promissory notes have maturity dates throughout 2021 and interest rates between 15% and 17% and are unsecured. Of the amounts, $1,600,000 face value were issued to parties related by virtue of significant equity holdings in the Company and/or officers and directors of the Company under the same terms as comparable notes issued to third parties. During the year ended December 31, 2020 $229,227 was recorded to finance expenses related to interest on the outstanding promissory notes, including the amortization of the $72,500 discount, of which $97,245 and $32,000 was with regards to related party holders.

Subsequent to December 31, 2020;

a) Notes payable of $2,475,000 were exchanged for member units of the Company

b) Notes payable of $1,000,000 were exchanged as a part of a member unit repurchase

c) Notes payable of $1,800,000 were renegotiated to $1,530,000 and repaid

d) Notes payable of $150,000 were repaid in cash

Capital Expenditures

During the year ended December 31, 2020, the Company expended $42,889,348 related to property, plant and equipment (2019 - $15,672,436). The majority of the 2020 expenditures related to the purchase of the working interests from Colony Capital in existing producing wells.

The Company has planned to drill 8 - 10 wells during 2021, with funding to be provided from operating activities and the use development partnerships, refer to "Subsequent Events" section below.

During the year ended December 31, 2020, the Company expended $318,962 related exploration and evaluation assets (2019 - $2,686,061). Additions relate mainly to undeveloped lands and drilling costs without assigned reserves prior to their transfer to property, plant and equipment.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities include operating, general and administrative and capital costs payable. The level of accounts payable and accrued liabilities at December 31, 2020 relates to the Company's field capital expenditure program.

Risk Management - Commodity Contracts

HB2's cash flow is highly variable, in large part because oil and natural gas are commodities whose prices are determined by worldwide and/or regional supply and demand, transportation constraints, weather conditions, availability of alternative energy sources and other factors, all of which are beyond the Company's control. World prices for oil and natural gas have fluctuated widely in recent months.

During the first half of 2020, oil prices dramatically collapsed due to the impact of the Coronavirus pandemic and other conditions, only starting to stabilize and recover slightly in the third quarter of 2020. On January 30, 2020, the World Health Organization declared the Coronavirus outbreak (COVID-19) a "Public Health Emergency of International Concern" and on March 11, 2020 declared COVID-19 a pandemic. As a result, there has been a significant demand shock worldwide which creates downward pressure on oil prices. There had also been increased supply due to the dispute between Saudi Arabia and Russia which had a further adverse impact on oil prices. These factors have combined to result in oil prices never before seen, at one point during the second quarter of 2020, prices in North America for oil were briefly negative. Oil prices slightly recovered in second half of 2020 but still remained well below 2019 comparative prices with benchmark crude oil prices for the fourth quarter of 2020 down 30% compared to the fourth quarter of 2019.

Management of cash flow variability is an integral component of the Company's business strategy. Business conditions are monitored regularly and reviewed with management to establish risk management guidelines used by management in carrying out the Company's strategic risk management program.

The Company has elected not to use hedge accounting and, accordingly, the fair value of the financial contracts is recorded at each period-end. The fair value may change substantially from period to period depending on commodity forward strip prices for the financial contracts outstanding at the balance sheet date. The change in fair value from period-end to period-end is reflected in the income for that period. As a result, income may fluctuate considerably.

At December 31, 2020 the Company had the following commodity contracts, with a total mark-to-market liability of $4,521,383.

Commodity	Expiry	Type	Fixed Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Dec 2023	Swap	$0.20	9,251,697	NGL-Mont Belvieu
Propane (gallons)	Dec 2023	Swap	$0.52	5,688,215	NGL-Mont Belvieu
Natural gas (gallons)	Dec 2023	Swap	$0.95	3,644,721	NGL-Mont Belvieu
Iso butane (gallons)	Dec 2023	Swap	$0.56	1,190,206	NGL-Mont Belvieu
Nor butane (gallons)	Dec 2023	Swap	$0.57	2,767,451	NGL-Mont Belvieu
Natrual gas (mmbtu)	Dec 2028	Differential Swap	$0.07	4,362,265	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Dec 2028	Swap	$2.61	4,362,265	Henry Hub -Nymex
Crude oil (bbl)	Dec 2028	Swap	$43.38	1,164,205	WTI-Nymex

(1) remaining notional volumes decrease on an annual basis until expiry of the contracts

The unrealized loss for the three months and year ended December 31, 2020 was a result of an increase in future strip prices from the date of commodity contracts (all entered into during the three months ended December 31, 2020). There were no unrealized losses during 2019.

Decommissioning Liability

The Company's decommissioning liability of $864,000 represents the present value of estimated future costs to be incurred to abandon and reclaim wells and facilities, drilled, constructed or purchased by HB2. The undiscounted and inflated amount of the liability at December 31, 2020 was approximately $1,297,000, compared to $568,000 as at December 31, 2019. The liability for all wells covered under this liability are expected to be incurred between 2025 and 2058.

Members' Capital

During the year ended December 31, 2020, the Company had no members' capital transactions.

Related Party Transactions

a. Affiliate loans

The Company entered into a related party credit agreement during the year ended December 31, 2018 with one of their members, that shares a common equity holder, officer and director (the "Credit Agreement"). The Company entered into a second related party credit agreement during the year ended December 31, 2019 with the same related party. The Credit Agreements provided the funds necessary to drill, complete and operate two of the Company's wells, were secured by the interest in those wells, accrued interest at 15% per annum and had no stated terms of repayment. The Credit Agreement had a net balance of $5,124,973 as at December 31, 2019 plus accrued interest of $667,315. Interest expenses related to the advances was $63,185 for the year ended December 31, 2020 (2019 - $1,139,305,). A portion of the loans amounting to $7,124,100 were repaid through the issuance of member units in 2018 and the balance of the loans were offset against the sale of two of the wells from the Company to the related party. Due to the nature of the relationship between the related party and the Company, the amounts of the loan extinguished exceeding the carrying amount of the assets transferred has been recorded as affiliate contributions and classified as capital reserves on the statement of financial position. For the year ended December 31, 2020, $4,592,641 was recorded the capital reserve account (2019 - $430,734).

b. Included in accounts receivable are $75,612 (2019 $Nil) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

c. Management services agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "Agreement") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company will provide management, finance, operations and administrative services along with office premises. The Agreement has an initial period of 11 years at which point it can be cancelled with 90 days notice. The Company will pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1),ii) 0.375% of measured asset as defined in the credit agreement.

During the year ended December 31, 2020, the Company incurred fees of $20,000 which is included in accounts payable at December 31, 2020 and is included in general and administrative expenses.

In June of 2021, the MSA was effectively terminated, resulting in the Company no longer being required to pay the fees outlined above and also requiring the Company to hire its own employees and obtain its own office lease.

d. Due from affiliates

In the period ended December 31, 2018, the Company, issued member units in exchange for amounts due from an affiliated company related by virtue of common equity holders, directors and management in the amount of $1,779,890. These amounts due were non- interest bearing, unsecured and had no terms of repayment. During the year ended December 31, 2019, the Company collected all outstanding amounts.

Liquidity Risk and Going Concern

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due. The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below) and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

At December 31, 2020, the Company had negative working capital of $29,102,456. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period. Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during December 2020 i) closed a significant asset acquisition to help increase cash flow from operating activities and ii) issued promissory notes for cash. Subsequent to December 31, 2020, the Company has i) commenced a drilling program to increase cash flows from operating activities, ii) raised significant funds through two development partnerships, iii) issued further promissory notes and converted them to equity and iv) settled promissory notes with a combination of cash and member units.

Going Concern

The financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2020, the Company incurred a net loss and comprehensive loss of $7,530,178 and negative cash flows from operating activities of $238,003, and as at that date, the Company had a working capital deficiency of $29,102,456 and accumulated deficit of $39,757,844.

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long-term debt, as they become due. The Company did acquire additional working interests in producing oil and gas properties during the year in an attempt to increase operating results but given the acquisition occurred on December 22, 2020, net income/(loss) only reflects ten days of operating results for the year ended December 31, 2020 while working capital deficiency fully reflects the debt incurred to finance the acquisition. Subsequent to year end the Company issued 1,173,085 member units in exchange for cash $8.0 million and extinguished promissory notes of $3.5 million. The Company formed two development partnerships to fund a portion of 2021 capital activity which raised approximately $34 million subsequent to year end. In addition, the Company issued convertible promissory notes subsequent to year end for proceeds of $2.3 million and further converted those convertible promissory notes into 234,216 member units. Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

Subsequent Events

a) Member Unit Repurchase

On March 5, 2021, the Company executed a member unit buy back structure, in which a member exchanged 100% of their holdings (3,992,629 member units representing approximately 23.4% of the outstanding membership units at the time) along with a $1,000,000 promissory note (Note 10) for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units") The Company is required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default. The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024. If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default. While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default.

The 6,670,000 LP Units were redeemed at $0.71 per LP Unit at a total amount of $4,735,700.

b) Development Partnership

During the first quarter of 2021, the Company formed a Development Partnership ("DP") with 13 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $13,140,240 from external limited partners of which $1,312,506 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $3,252,132 in Flat Payout units and $9,888,108 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital and thereafter will participate in 6% of the income of the DP (along with Flat Payout Units). The Company will receive 25% of the income of the DP before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP units (with ongoing rights to 20% and 6% of the income generated by the DP) back to the Company for either i) an interest in publicly traded shares of the Company(see Proposed Reverse Takeover note below) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

c) Second Development Partnership

On July 1, 2021, the Company formed a second Development Partnership ("DP2") with 28 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $20,815,329 from external limited partners of which $815,329 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units.

The terms of the Units are identical to those of the first DP described above

The Company, through the structure of the DP2, will maintain control of the DP2 and will continue to consolidate 100% of the operations of the DP2.

d) Proposed Reverse Takeover

Subsequent to year end the Company announced it had entered into a definitive business combination agreement with Red Pine Petroleum Ltd ("Red Pine"), pursuant to which, amongst other things, HB2 will complete a reverse take-over of Red Pine and, subsequent to the proposed transaction, the shareholders of HB2 will hold substantially all the outstanding securities of Red Pine and will be the continuing entity for accounting purposes. The resulting issuer (HB2) will plans to carry on business under the name Alpine Summit Energy Partners, Inc. and has applied for a listing on the TSX Venture Exchange, with ticker ALPS.V. These transactions are subject to customary shareholder and regulatory approval.

e) Acquisition of Acreage Positions

Subsequent to year end, the Company entered into a contribution agreement, with a third party, to acquire 16,201 net acreage in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas. In exchange for the acreage, the Company issued 203,666 units valued at $2,000,000 ($9.82/unit).

In addition, the Company issued 152,749 units, valued at $1,500,000 ($9.82/unit) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

f) Issuance of Member Units and Promissory Notes and Exchange of Promissory Notes for Member Units

During the six months ended June 30, 2021, the Company:

i) Issued $1,075,000 of discount promissory notes for proceeds of $1,053,000 bearing interest at 15% per annum and due March 18, 2021. The Company has an option to extend the maturity date by three months at a rate of 17% per annum. $75,000 face value of these notes were issued to an officer of the Company

ii) Issued 819,217 Member Units at $9.82 per Unit for cash proceeds of $ 8,044,699

iii) Retired $3,475,000 (including $1,000,000 noted in a. above) of 15% discount promissory notes for 353,868 member units ($9.82 per member unit)

g) Grant of member units

In May of 2021, the Company issued 923,954 member units to consultants of the Company for services at an estimated value of $9.82 per member unit for total consideration of $9,073,228.

h) Lease Agreement

In June of 2021, the Company entered into a lease arrangement for office space for the period June 2021 to August , 2025. Under the terms of the lease agreement the Company will receive the first eight months rent free and from February 2022 until August 2025 will pay base rent averaging $12,100 per month.

i) Issuance of Convertible Promissory Notes

During the three months ended June 30, 2021, the Company issued a series of unsecured, non- interest bearing convertible promissory notes (the "Notes") to individuals in aggregate principal amount of US$2.3 million with a maturity date of sixty (60) days from the date of issuance. Per the terms of the Notes, the Notes were convertible into units of the Company at a conversion rate of $9.82/unit at the option of the Noteholder or the Company. On July 2, 2021, the Company exercised its option to convert all the existing Notes into 234,216 units of the Company effective as of July 7, 2021.

Quarterly Results

Summarized information by quarter for the two years ended December 31, 2020, appears below.

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue from product sales	2,568,289	1,239,879	40	627,871	756,974	1,035,587	1,292,855	1,004,757
Net income (loss)	(3,007,192)	123,065	(4,664,592)	118,006	(19,456,117)	(1,157,866)	(1,598,501)	(931,344)
Per unit - basic and diluted	$(0.18)	$0.01	$(0.27)	$0.01	$(1.14)	$(0.07)	$(0.10)	$(0.06)
Capital expenditures	(36,276,414)	(1,901,004)	(2,596,577)	(2,434,335)	(7,163,913)	(4,411,388)	(986,075)	(5,797,121)
Average daily production (Boe)	981	523	-	170	150	175	303	175
Working capital (deficiency)/surplus	(29,102,456)	(9,512,412)	(10,313,550)	(5,198,785)	(9,506,551)	(17,688,669)	(10,583,105)	(9,202,443)

Fourth Quarter

The Company acquired additional working interests in producing oil and gas properties during the fourth quarter in an attempt to increase operating results, however, given the acquisition occurred on December 22, 2020, net income/(loss) only reflects ten days of operating results for the year ended December 31, 2020 while working capital deficiency fully reflects the debt incurred to finance the acquisition.

Overall the impact of the increased working interest created a significant increase in oil and gas production and the daily production rate. Prior to the acquisition, the Company produced approximately 1,200 Boe/d and ended the fourth quarter at approximately 5,000 Boe/d.

Selected Annual Financial Information

(000s unless otherwise stated)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Revenue from product sales	$4,436,079	$4,090,172	$157,111
Cash flows (used in)/from operating activities	(238,003)	1,251,468	(168,702)
Per unit basic and diluted ($)	$(0.01)	$0.08	$(0.01)
Net income (loss)	(7,530,178)	(23,143,828)	(9,083,838)
Per unit basic and diluted ($)	$(0.44)	$(1.41)	$(0.70)
Total assets	65,942,876	29,422,352	23,637,104
Working capital (deficiency)/surplus	(29,102,456)	(9,506,551)	(6,651,565)
Average daily production (Boe)	422	202	14

Off-Balance-Sheet Arrangements

The Company does not have any special-purpose entities nor is it a party to any arrangements that would be excluded from the balance sheet.

Critical Accounting Judgments, Estimates and Policies

The Company's critical accounting judgements, estimates and policies are described in notes 2 and 3 to the December 31, 2020 annual consolidated financial statements. Certain accounting policies are identified as critical because they require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain, and because the estimates are of material magnitude to revenue, expenses, funds flow from operations, income or loss and/or other important financial results. These accounting policies could result in materially different results should the underlying conditions change or the assumptions prove incorrect.

Critical accounting estimates are those requiring management to make particularly subjective or complex judgments about inherently uncertain matters. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recognized in the same period.

Management's assumptions are based on factors that, in management's opinion, are relevant and appropriate, and may change over time as operating conditions change.

In March 2020, COVID-19 was declared a pandemic by the World Health Organization. Global commodity prices have faced significant downward pressure primarily due to the collapse in demand attributed to COVID-19 combined with a global price war. These events have resulted in volatile and challenging economic conditions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that the Company may experience. The potential risk and impact due to the events described above relating to the Company has been taken into consideration in management's estimates used for the period end. However, there could be further prospective material impacts in future periods.

More specifically, the assumptions may changes that are involved in the estimates of valuation of exploration and evaluation assets and property and equipment cash generating units, the timing of decommissioning obligations, the fair value of commodity contracts, the expected credit loss provisions related to accounts receivable as well as liquidity and going concern assessments. A full list of significant estimates and judgments can be found in note 2 of the Company's annual financial statements for the year ended December 31, 2020.

Accounting policies adopted and accounting policies issued but not yet applied

Accounting policies adopted

Business Combinations

On January 1, 2020, the Company adopted the amendment as issued on October 22, 2018 by the IASB related to IFRS 3, "Business Combinations" ("IRFS 3"), revising the definition of a business and providing for the addition of an optional "concentration test" to determine if the acquisition is a business. To be considered a business under the amendments to IFRS 3, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The three elements of a business are defined as follows:

• Input - Any economic resource that creates outputs, or has the ability to contribute to the creation of outputs, when on or more processes are applied to it.

• Process - Any system, standard, protocol, convention or rule that, when applied to an input or inputs, creates outputs or has the ability to contribute to the creation of outputs.

• Output - The result of inputs and processes applied to those inputs that provide goods or services to customers, generate investment income or generate other income from ordinary activities.

The optional "concentration test" permits a simplified assessment that results in as asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or group of similar identifiable assets. An entity may elect to apply, or not apply, the test. An entity may make such an election separately for each transaction or other event. If the concentration test is met, the sets of activities and assets is determined to not be a business and no further assessment is needed. The amendment to IFRS 3 was applicable for the Company's acquisition of working interests of producing oil and gas wells in the year ended December 31, 2020.

New accounting standards and amendments not yet adopted

In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.

Outstanding Securities

As of the date of this MD&A, the Company has 15,778,542 membership units outstanding.

Limitations

Forward-Looking Statements

Certain forward-looking information and statements are set forth in this document, including management's assessment of HB2's future plans and operations specifically in relation to 2021 and 2022, and contain forward-looking information within the meaning of applicable Canadian securities legislation. Such statements or information are generally identifiable by words such as "anticipate", "believe", "intend", "plan", "expect", "schedule", "indicate", "focus", "outlook", "propose", "target", "objective", "priority", "strategy", "estimate", "budget", "forecast", "would", "could", "will", "may", "future" or other similar words or expressions and include statements relating to or associated with individual wells, facilities, regions or projects as well as timing of any future event which may have an effect on the Company's operations and financial position. Forward-looking statements are based on expectations, forecasts, and assumptions made by the Company using information available at the time of the statement and historical trends which includes expectations and assumptions concerning: the accuracy of reserve estimates and valuations; performance characteristics of producing properties; access to third-party infrastructure; government policies and regulation; future production rates; accuracy of estimated capital expenditures; availability and cost of labour and services and owned or third-party infrastructure; royalties; development and execution of projects; the satisfaction by third parties of their obligations to the Company; and the receipt and timing for approvals from regulators and third parties. All statements and information concerning expectations or projections about the future and statements and information regarding the future business plan or strategy, timing or scheduling, production volumes with splits by commodity, production declines, expected and future activities and capital expenditures, commodity prices, costs, royalties, schedules, operating or financial results, future financing requirements, and the expected effect of future commitments are forward- looking statements.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to:

• changes in general, market and business conditions including commodity prices, interest rates and currency exchange;

• changes in supply and demand for the Company's products;

• a global public health crisis including the recent outbreak of the novel coronavirus (COVID-19) which causes volatility and disruptions in the supply, demand and pricing for natural gas, crude oil and NGL, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people;

• the ability to obtain regulatory, stakeholder and third-party approvals and satisfy any associated conditions that are not within the Company's control for exploration and development activities and projects;

• successful and timely implementation of capital expenditures;

• risks associated with the development and execution of major project;

• risk that projects and opportunities intended to grow funds flow and/or reduce costs may not achieve the expected results in the time anticipated or at all;

• access to third-party pipelines and facilities and access to sales markets;

• volatility of commodity prices and the related effects of changing price differentials;

• the Company's ability to operate and access to facilities to meet forecast production;

• operational risks and uncertainties associated with crude oil and gas activities including unexpected formations or pressures, reservoir performance, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of natural gas and wellbore fluids, pollution and other environmental risks;

• changes in costs including production, royalty, transportation, general and administrative, and finance;

• ability to finance planned activities including infrastructure expansions which are required to meet future growth targets;

• adverse weather conditions which could disrupt production and affect drilling and completions resulting in increased costs and/or delay adding production;

• actions by government authorities including changes to taxes, fees, royalties, duties and government imposed compliance costs;

• changes to laws and government policies including environmental (and climate change), royalty, and tax laws and policies;

• counter-party risk with third parties to perform their obligations with whom the Company has material relationships;

• unplanned facility maintenance or outages or unavailability of third-party infrastructure which could reduce production or prevent the transportation of products to processing plants and sales markets;

• a major outage or environmental incident or unexpected event such as fires (including forest fires), hurricane's or equipment failures or similar events that would affect the Company's facilities or third- party infrastructure used by the Company;

• environmental risks (including climate change) and the cost of compliance with current and future environmental laws, including climate change laws along with risks relating to increased activism and opposition to fossil fuels;

• ability to access capital from internal and external sources (including the credit facility);

• the risk that competing business objectives may exceed the Company's capacity to adapt and implement change;

• the potential for security breaches of the Company's information technology systems by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches;

• risks with transactions including closing an asset or property acquisition or disposition and the failure to realize anticipated benefits from any transaction;

• finding new crude oil and gas reserves that can be developed economically to replace reserves depleted by production;

• the accuracy of estimating reserves and future production and the future value of reserves;

• risk associated with commodity price hedging activities using derivatives and other financial instruments;

• maintaining debt levels at a reasonable multiple of funds flow;

• risk that the Company may be subject to litigation;

• the accuracy of cost estimates, some of which are provided at an early stage and before detailed engineering has been completed;

• risk associated with partner or joint arrangements to which the Company is a party;

• inability to secure labour, services or equipment on a timely basis or on favourable terms;

• increased competition from other industry participants for, among other things, capital, acquisitions of assets or undeveloped lands, and skilled personnel; and

• increased competition from companies that provide alternative sources of energy.

Statements relating to "reserves" or "resources" are forward-looking statements, including financial measurements such as net present value, as they involve the assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Readers are advised that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. HB2 disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under securities law.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Boe Presentation - Natural gas is converted to a barrel of oil equivalent ("Boe") using six thousand cubic feet ("Mcf") of natural gas equal to one barrel of crude oil unless otherwise stated. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of six Mcf to one barrel ("Bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All Boe measurements and conversions in this MD&A are derived by converting natural gas to crude oil in the ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Non-GAAP Measurements - Within this MD&A, references are made to terms which are not recognized under Generally Accepted Accounting Principles ("GAAP"). Specifically, "field operating netbacks", "field operating netbacks including hedging", and measurements "per commodity unit" and "per Boe" do not have any standardized meaning as prescribed by GAAP and are regarded as non-GAAP measures. These non-GAAP measures may not be comparable to the calculation of similar amounts for other entities and readers are cautioned that use of such measures to compare enterprises may not be valid. Non-GAAP terms are used to benchmark operations against prior periods and peer group companies and are widely used by investors, lenders, analysts and other parties.

Field Operating Netbacks

Field operating netbacks and field operating netbacks including hedging are common non-GAAP measurements applied in the crude oil and natural gas industry and are used by management to assess operational performance of assets. Field operating netbacks are calculated by deducting royalties, production and transportation expenses from revenue from product sales and are presented on a per- Boe basis.

Risk Factors

There are a number of risks facing participants in the Canadian crude oil and natural gas industry. Some risks are common to all businesses while others are specific to the industry. The following reviews a number of the identifiable business risks faced by the Company. Business risks evolve constantly and additional risks emerge periodically. The risks below are those identified by management at the date of completion of this MD&A, and may not describe all of the material business risks, identifiable or otherwise, faced by the Company.

Crude Oil and Natural Gas Prices and General Economic Conditions

The Company's financial results are largely dependent on the prevailing prices of crude oil and natural gas. Crude oil and natural gas prices are subject to fluctuations in supply, demand, market uncertainty and other factors that are beyond the Company's control. This can include but is not limited to: the global and domestic supply of and demand for crude oil and natural gas; global and North American economic conditions; the actions of OPEC or individual producing nations; government regulation; political stability; the ability to transport commodities to markets; developments related to the market for liquefied natural gas; the availability and prices of alternate fuel sources; and weather conditions. In addition, significant growth in crude oil and natural gas production in the United States has resulted in pressure on transportation and pipeline capacity which contributes to fluctuations in prices. All of these factors are beyond the Company's control and can result in a high degree of price volatility.

Fluctuations in the price of commodities and associated price differentials affect the value of the Company's assets and the Company's ability to pursue its business objectives. Prolonged periods of low commodity prices and volatility may also affect the Company's ability to meet guidance targets and its financial obligations as they come due. Any substantial and extended decline in the price of crude oil and natural gas could have an adverse effect on the Company's reserves, borrowing capacity, revenues, profitability and funds flow and may have a material adverse effect on the Company's business, financial condition, results of operations, prospects and the level of expenditures for the development of crude oil and natural gas reserves. This may include delay or cancellation of existing or future drilling or development programs or curtailment in production as the economics of producing from some wells may become impaired.

In addition, bank borrowings available to the Company are, in part, determined by the value of the Company's assets. A sustained material decline in commodity prices from historical average prices could reduce the value of the Company's assets, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid, as well as curtailment of the Company's investment programs.

The Company conducts regular assessments of the carrying amount of its assets in accordance with IFRS. If crude oil and natural gas prices decline significantly and remain at low levels for an extended period of time, the carrying amount of the Company's assets may be subject to impairment.

Market conditions which include global crude oil and natural gas supply and demand and global events including actions taken by OPEC, Russia's withdrawal from OPEC, sanctions against Iran and Venezuela, slowing growth in China and emerging economies, weakening global relationships, isolationist and punitive trade policies, shale production in the United States, sovereign debt levels and political upheavals in various countries including growing anti-fossil fuel sentiment, the outbreak of COVID-19 and the price war between Saudi Arabia and Russia have caused significant volatility in commodity prices. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks, including attacks on crude oil infrastructure in crude oil producing nations, in the United States or other countries could adversely affect the economies of the United States and other countries. These events and conditions have caused a significant reduction in the valuation of crude oil and natural gas companies and a decrease in confidence in the future of the crude oil and natural gas industry.

Property Exploration

HB2's exploration programs require sophisticated and scarce technical skills as well as capital and access to land and oilfield service equipment. The Company endeavours to minimize the associated risks by ensuring that:

• activity is focused in core regions where internal expertise and experience can be applied;

• prospects are internally generated;

• development drilling is in areas where there is immediate or near-term access to facilities, pipelines and markets or where construction of necessary infrastructure is within the Company's financial capacity;

• the Company seeks to act as operator and to maintain a 100% or high working interest. The Company can thus control the timing, cost and technical content of its exploration and development programs.

Nevertheless, drilling and completing a well may not result in the discovery of economic reserves, or a well may be rendered uneconomic by commodity price declines or an increasing cost structure.

In addition, the Company's investment program is currently focused on development of the Austin Chalk/Eagle Ford properties, resulting in asset concentration risk.

Commodity Price Fluctuations

When the Company identifies hydrocarbons of sufficient quantity and quality and successfully brings them on stream, it faces a pricing environment which is volatile and subject to a myriad of factors, largely out of the Company's control. Low prices for the Company's expected primary products will have a material effect on the Company's funds flow and profitability and thus re-investment capacity, and ultimate growth potential. Low prices also limit access to capital, both equity and debt. The Company in part mitigates the risk of pricing volatility through the use of risk management contracts, such as fixed priced sales, swaps, collars and similar contracts. However, access to such commodity price protection instruments may not be available in future periods, or available only at a cost considered to be uneconomic.

Adverse Well or Reservoir Performance

Changes in productivity in wells and areas developed by the Company could result in termination or limitation of production, or acceleration of decline rates, resulting in reduced overall corporate volumes and revenues. In addition, wells drilled by the Company tend to produce at high initial rates followed by rapid declines until a flattening decline profile emerges. There is a risk that the decline profile which eventually emerges for newly drilled wells is subeconomic.

Field Operations

HB2's current and future exploration, development and production activities involve the use of heavy equipment and the handling of volatile liquids and gases. Catastrophic events, regardless of cause or responsibility, such as well blowouts, explosions and fires within pipeline, gathering, or facility infrastructure, as well as failure of gathering systems or mechanical equipment, could lead to releases of liquids or gases, spills of contaminants, personal injuries and death, damage to the environment, as well as uncontrolled cost escalation. With support from suitably qualified external parties, the Company has developed and implemented policies and procedures to mitigate environmental, health and safety risks. These policies and procedures include the use of formal corporate policies, emergency response plans, and other policies and procedures reflecting what management considers to be best oilfield practices. These policies and procedures are subject to periodic review. The Company also manages environmental and safety risks by maintaining its operations to a high standard and complying with all state and federal environmental and safety regulations. Nevertheless, application of best practices to field operations serves only to mitigate, not eliminate, risk. The Company maintains industry-specific insurance policies, including environmental damage and control of well, on important owned drilled locations and specific equipment. Although the Company believes its current insurance coverage corresponds to industry standards, there is no guarantee that such coverage will be available in the future, and if it is, at a cost acceptable to the Company, or that existing coverage will necessarily extend to all circumstances or incidents resulting in loss or liability.

Retention of Key Personnel

A loss in key personnel of the company could delay the completion of certain projects or otherwise have a material adverse effect on the Company. Member unit holders are dependent on the Company's management and staff in respect of the administration and management of all matters relating to the Company's assets.

Environmental

HB2 seeks to follow best practices to minimize environmental impact of its operations, including:

• Focus on water efficiency: HB2 utilizes recycled water for well completion and workover operations to minimize use of fresh water.

• Methane and hydrocarbon gases recapture: HB2 uses vapor recovery systems to reduce methane and other hydrocarbon gases emissions at its production facilities.

• Minimizing inactive wells, a major source of methane off-gasses.

The Company also seeks innovative solutions to steward environmental resources, including use of solar powered lights on our locations during drilling and completion operations, using smaller operational location areas to minimize disturbance and restoring ground cover through planting grass on construction and operation areas.

Industry Capacity Constraints

The recent collapse in prices for crude oil and natural gas, in a historical context, has reduced field activity and thus concerns over access to equipment and services. Further, service costs have fallen in recent years and remain relatively stable. Nevertheless, periods of high field activity can result in shortages of services, products, equipment, or manpower in many or all of the components of the development cycle. Increased demand leads to higher land and service costs during peak activity periods. In addition, access to transportation and processing facilities may be difficult or expensive to secure. HB2's competitors include companies with far greater resources, including access to capital and the ability to secure oilfield services at more favourable prices and to build out operations on a scale which lowers the economic threshold for exploitation of a resource. The Company competes by maintaining a large inventory of self-generated exploration and development locations, by acting as operator where possible, and through facility access and ownership. The Company also seeks to carefully manage key supplier relationships. Declines in commodity prices should, in principle, result in lower service costs; however, this may be offset by service providers choosing to retire equipment rather than operate at sub-optimum prices, or ceasing business altogether.

Capital Programs

Capital expenditures are designed to accomplish two main objectives, namely the generation of short and medium-term funds flow from development activities, and the expansion of future funds flow from the identification of or further development of reserves. The Company focuses its activity in core areas, which allows it to leverage its experience and knowledge, and acts as operator wherever possible. The Company may use farmouts to minimize risk on certain acreage it considers higher risk or where total capital invested exceeds an acceptable level. In addition, the Company may enter into risk management contracts in support of capital programs, and to manage future debt levels. Generally, capital programs are financed from funds flow and disciplined use of debt, and occasionally, equity. Failure to develop producing wells or to sell production at a reasonable price and thus maintain an acceptable level of funds flow, will result in the exhaustion of available financial resources and will require the Company to seek additional capital which may not be available, or only available on unacceptable terms, or terms highly dilutive to existing member unit holders. In addition, credit availability from the Company's bankers is also necessary to support capital programs and any changes to credit arrangements may have an effect on both the size of the Company's future capital programs and the timing of expenditures. As the banking facility available to the Company is based on future funds flows from existing production, falling commodity prices will likely have an effect on borrowing availability.

Reserve Estimates

Estimates of economically recoverable crude oil, natural gas reserves and natural gas liquids, and related future net cash flows, are based upon a number of variable factors and assumptions. These include commodity prices, production, future operating, transportation, development and facility as well as decommissioning costs, access to market, and potential changes to the Company's operations or to reserve measurement protocols arising from regulatory or fiscal changes. All of these estimates may vary from actual circumstances, with the result that estimates of recoverable crude oil and natural gas reserves attributable to any property are subject to revision. In future, the Company's actual production, revenues, royalties, transportation, operating expenditures, finding, development, facility and decommissioning costs associated with its reserves may vary from such estimates, and such variances may be material.

Production

Production of crude oil and natural gas reserves at an acceptable level of profitability may not be possible during periods of low commodity prices. The Company will attempt to mitigate this risk by focusing on higher netback opportunities and will act as operator where possible, thus allowing the Company to manage costs, timing, method and marketing of production. Production risk is also addressed by concentrating field activity in regions where infrastructure is readily accessible at an acceptable cost. In periods of low commodity prices the Company may shut in production, either temporarily or permanently, if netbacks are sub-economic.

Production is also dependent in part on access to third-party facilities and pipelines with the result that production may be reduced by outages, accidents, maintenance programs, prorationing and similar interruptions outside of the Company's control.

Financial and Liquidity Risks

The Company faces a number of financial risks over which it has no control, such as commodity prices, exchange rates, interest rates, access to credit and capital markets, as well as changes to government regulations and tax and royalty policies. The Company uses the guidelines below to address financial exposure. Although these guidelines result in conservative management of the Company's finances, they cannot eliminate the financial risks the Company faces.

• Internal funds flow provides the initial source of funding on which the Company's capital expenditure program is based.

• Debt, if available, may be utilized to expand capital programs, including acquisitions, when it is deemed appropriate and where debt retirement can be controlled. The Company measures debt levels against current or near-term funds flow. If the debt-to-funds-flow ratio becomes unacceptably high, capital programs will be postponed, assets sold or farmed out or other measures taken to bring debt levels down.

• Interest rate contracts, if available, may be used to manage fluctuations in interest rate.

• Equity, if available on acceptable terms, may be raised to fund acquisitions and capital programs.

• Farm-outs of projects may be arranged if management considers that the capital requirements of a project are excessive in the context of the Company's resources, or where the project affects the Company's risk profile, or where the project is of lower priority.

• Risk management contracts, if available, may be used to manage commodity price volatility when the Company has capital programs, including acquisitions, whose cost exceeds near- term projected funds flow and where capital programs involve longer-term commitments.

• The Company will also sell assets at an acceptable price if the proceeds can be redeployed in properties offering a higher netback or greater development potential.

Marketing Risks

Markets for future production of crude oil and natural gas are outside the Company's capacity to control or influence and can be affected by events such as weather, climate change, regulation, regional, national and international supply and demand imbalances, facility and pipeline access, geopolitical events, currency fluctuation, introduction of new or termination of existing supply arrangements, as well as downtime due to maintenance or damage, either to owned or third-party facilities and pipelines. The Company will attempt to mitigate these risks as follows:

• Properties are developed in areas where there is access to processing and pipeline or other transportation infrastructure, and, where possible, owned by the Company.

• The Company will delay drilling or tie-in of new wells or shut-in production if acceptable pricing cannot be realized.

Access to Debt and Equity

The Company assesses its funds flow and borrowing capacity is sufficient to fund its existing capital budget. Nevertheless, funding is finite and investment must result in production being brought on stream, followed by the generation of funds flow and the identification of proved plus probable reserves. HB2 entered into a secured credit facility with Goldman Sachs in late 2020 and may make additional draws from facility, upon successful drilling and completion efforts in the future.

Although equity is another source of financing, the Company is exposed to changes in the equity markets, which could result in equity not being available, or only available under conditions which are unacceptably dilutive to existing member unit holders. The inability of the Company to develop profitable operations, with the consequent exclusion from debt and equity markets, may result in the Company curtailing or suspending operations.

Changes in Government Regulations, Royalties and Policies

In the United States, the energy industry is subject to scrutiny, frequently hostile, by political and environmental groups. This may lead to increased regulation and increased compliance costs. In particular, there is a risk that existing royalty incentive programs could be terminated or amended, royalty or income tax rates could be increased, rules and regulations around well licensing or surface access could be changed, horizontal drilling and hydraulic fracturing could be subject to increased oversight or regulation.

Cyber-Security

The Company is dependent on information technology, such as computer hardware and software systems, in order to properly operate its business. These systems have the potential for information security risks, which could include potential breakdown, virus, invasion, cyber-attack, cyber-fraud, security breach and destruction or interruption of information technology systems by third parties or insiders. Unauthorized access to these systems could result in interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse effect on the protection of intellectual property and confidential and proprietary information, and on the Company's business, financial condition, results of operations and fund flow.

Extraordinary Circumstances

The Company's operations and its financial condition may be affected by uncontrollable, unpredictable and unforeseeable circumstances such as weather patterns, changes in contractual, regulatory or fiscal terms, actions by governments at various levels, both domestic and other, termination of access to third-party pipelines or facilities, actions by industry organizations, local communities, exclusion from certain markets or other undeterminable events.

Global Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. In December 2019, COVID-19 was reported to have surfaced in Wuhan, China; on January 30, 2020, the WHO declared the outbreak a global health emergency; and on March 11, 2020 the WHO declared the outbreak of COVID-19 a global pandemic. The outbreak has spread exponentially throughout the world and despite the development and early-stage deployment of vaccines, a second wave is underway with numerous variants that have since emerged. The spread of COVID-19 has led companies and various jurisdictions to impose restrictions such as quarantines, business closures and domestic and international travel restrictions. The duration of the business disruptions internationally and related financial effect cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this pandemic and the potential financial effect may extend to countries outside of those currently affected.

Such public health crises can result in volatility and disruptions in the supply, demand and pricing for crude oil and natural gas, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. In particular, crude oil prices significantly weakened in 2020 in response to the outbreak of COVID-19. The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations affected by an outbreak. This could include the Company's wells and facilities and/or third-party facilities and pipelines used by the Company. While there had been disruption on the Company's operations in 2020, the extent to which COVID-19 may affect the Company in the future is uncertain; it is possible that COVID-19 may have a material adverse effect on the Company's business, results of operations and financial condition.

Additional Information

Additional information relating to the Company is contained in the Listing Application which may be viewed under the SEDAR profile of Red Pine at www.sedar.com.

Schedule K: Management's Discussion and Analysis of Origination

for the Six Months Ended June 30, 2021

See attached.

K-1

Introduction

Set out below is management's discussion and analysis ("MD&A") of financial and operating results for HB2 Originations LLC ("HB2" or the "Company") for the three and six months ended June 30, 2021. It should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020. These documents appear under the SEDAR profile of Red Pine Petroleum Ltd. ("Red Pine"). This MD&A is dated August 19, 2021. See discussion related to "Forward-Looking Statements", "Boe Presentation" and "Non-GAAP Measurements".

Basis of Presentation

Financial data presented below have largely been derived from the Company's unaudited interim, consolidated financial statements for the three and six months ended June 30, 2021 and 2020 (the "financial statements"), prepared in accordance with International Financial Reporting Standards ("IFRS"). Accounting policies adopted by the Company are referred to in Note 3 to the audited consolidated financial statements for the years ended December 31, 2020 and 2019. The reporting and the functional currency is the United States dollar. Comparative information is provided for the three and six months ended June 30, 2020 and year ended December 31, 2020.

Operational and Financial Results

Overview

The Company is a U.S. energy developer and financial company focused on maximizing growth and return on equity. HB2 is currently focusing it's drilling activity in the Austin Chalk and Eagle Ford formation in the Giddings Field, a premier acreage location which has produced substantial amounts of oil and gas for decades. The Austin Chalk directly overlies the oil sourcing Eagle Ford formation, oil migrates into the chalk through microfractures and fills the tectonic fractures and the porous matrix. The Company plans on focusing on developing its existing and adjacent footprint over the next several years while also evaluating additional development projects that fit its investment criteria.

The Company's capital allocation strategy is designed to optimize return on capital and cash flow available for distribution to shareholders.

Q2 2021 Highlights

During the three and six months ended June 30, 2021 the Company accomplished several important goals, including:

• Maintained daily gross production of approximately 4,300 boe/day for the six months ended June 30, 2021.

• Negotiated and signed a common share redemption agreement to redeem 23.4% of the Company's common shares in exchange for asset back preferred liability units.

• HB2 and third-party investors capitalized the Development Partnership Maverick with $13.2 million of drilling capital for forward drilling plans.

2021 Objectives

Consistent with its stated strategy to maximize both efficiency and velocity of capital, the Company entered into a Reverse Takeover transaction with Red Pine. This listing event is intended to facilitate growth by enabling novel capital solutions and liquidity for our partners.

Prior to executing the definitive agreement, HB2 entered into a series of transactions to simplify its capital structure and solidify its balance sheet. First, it used the proceeds of the Goldman Sachs facility to reacquire working interests in producing wells from Colony Capital (2020). Next, it entered into a re- purchase agreement with one of its significant legacy stakeholders, the purchase of which was financed through a combination of a new asset-backed preferred instrument along with cash received through an additional equity issuance. Finally, it retired and/or extended some short-term debt maturities in order to ensure appropriate funding was in place.

During the first half of 2021, the Company also formed its first Development Partnership -- "DP1 Maverick." HB2 and partners capitalized this partnership to develop a discrete set of drilling locations. It is the Company's expectation that additional development partnerships may be formed during the course of 2021 in order to accelerate drilling timelines (refer to "Subsequent Events" for discussion of additional development partnership).

The Company's base case development plan is to drill and complete approximately 8 to 10 wells during Calendar year 2021. The development schedule is concentrated around HB2's existing acreage position and activity area. HB2 intends, and expects, to use the Goldman Sachs facility to leverage those wells once online, and refinance forward development capital.

Results of Operations

Production and Revenue

Average Daily Production

	Three Months to	Three Months to	Period-over-	Six Months to	Six Months to	Period-over-
	June 30, 2021	June 30, 2020	period change	June 30, 2021	June 30, 2020	period change
Crude oil (bbls/d)	1,724	-	1,724	1,944	82	1,862
Natural gas (Mcf/d)	6,979	1	6,978	8,862	13	8,850
NGLs (bbls/d)	917	-	917	942	3	940
Total (Boe/d)	3,805	1	3,804	4,363	86	4,277
Crude oil weighting	45.3%	0.0%		44.5%	94.3%
Natrual gas weighting	30.6%	100.0%		33.9%	2.5%
NGL weighting	24.1%	0.0%		21.6%	3.2%

Production increased for three and six months ended June 30, 2021 as compared to the comparative period due to the impact of increased working interest from December 22, 2020 related to the acquisition of working interests from Colony Capital. After the acquisition, the average working interest of six of the new wells brought onto production was 95.49%, previously 8.12%.

In addition, 4 new wells were added to production in the second half of June 2021.

Revenue from Product Sales

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Crude oil	$9,958,516	$-	$20,538,257	$624,731
Natural gas	1,658,534	40	9,588,841	2,760
NGLs	1,219,189	-	2,335,054	420
Total	$12,836,239	$40	$32,462,152	$627,911
% of Total Revenue by Product Type
Crude oil weighting	77.58%	0.00%	63.27%	99.49%
Natrual gas weighting	12.92%	100.00%	29.54%	0.44%
NGL weighting	9.50%	0.00%	7.19%	0.07%

(1) before realized gains and losses on risk management contracts.

Revenue from product sales increased for three and six months ended June 30, 2021 as compared to the comparative period is due to impact of increased working interest from December 22, 2020 related to theacquisition of working interests from Colony Capital. After the acquisition, the average working interest of six of the new wells brought onto production was 95.49%, previously 8.12%.

Due to the impact of reduces commodity prices from impacts of COVID-19, the Company shut in all wells for the three months ended June 30,2020.

Average Selling Prices (1)

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Crude oil - Bbl	$63.47	$-	$58.38	$42.31
Natural gas - Mcf	$2.61	$0.80	$5.98	$1.19
NGL - Bbl	$14.61	$-	$13.69	$0.86
Per Boe	$37.08	$4.80	$41.10	$40.15

(1) before realized gains and losses on risk management contracts.

On a per-Boe basis, the Company's average realized price for the three and six months ended June 30, 2021 increased compared to the same period of 2020, due to the decrease driven by market pricing with heavy influence from impacts of COVID-19 in 2020. Regional natural gas prices increases in February 2021 also created a larger than normal price increase.

Royalties

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Charge for the period	$3,587,815	$10	$8,921,851	$239,999
Percentage of revenue from product sales	28.0%	25.0%	27.5%	38.2%
Per Boe	$10.36	$1.20	$11.30	$15.35

Royalties, as a percentage of revenue from product sales, decreased in the three and six months ended June 30, 2021 compared to the same period in 2020 is primarily due to increase weighted average production from wells with lower royalty rates. The Company anticipates these rates to remain relatively consistent with current results.

Production and Transportation Costs

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Charge for the period	$1,830,431	$155	$3,580,579	$121,601
Percentage of revenue from product sales	14.3%	387.5%	11.0%	19.4%
Per Boe	$5.29	$18.60	$4.53	$7.78

Total production and transportation costs for the three and six months ended June 30, 2021 increased when compared to the same periods of 2020 due to increased production noted above. The decrease in total production and transportation costs per Boe is the due to well maturity.

Field Operating Netbacks

($/Boe)	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue from product sales	$37.08	$4.80	$41.10	$40.15
Royalties	(10.36)	(1.20)	(11.30)	(15.35)
Production costs	(5.29)	(18.60)	(4.53)	(7.78)
Field operating netback	$21.43	$(15.00)	$25.27	$17.03

General and Administrative Costs

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Charge for the period	3,492,504	1,141,594	5,988,833	1,165,660
Percentage of revenue from product sales	27.2%	2853985.0%	18.4%	185.6%
Per Boe	$10.09	$136,991.28	$7.58	$74.53

General and administrative costs for the three and six months ended June 30, 2021 increased as compared to the respective period of 2020 primarily due to higher professional and legal fees associated with the proposed reverse takeover (refer to subsequent events section), and the creation of the Development Partnership. The Company also brought on employees in the three months ended June 30, 2021, which were previously covered under a management service agreement.

Interest and Finance Costs

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Charge for the period	(4,224,249)	(1,000)	(5,760,290)	(64,185)

Per Boe	$(12.20)	$(120.00)	$(7.29)	$(4.10)

The increase in interest and financing costs for three and six months ended 2021 as compared to the prior periods of 2020 is mainly due to the execution of the Goldman Sachs credit facility and associated long-term debt balances and fair value changes associated with the development partnership liabilities.

Depletion

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Charge for the period	$2,861,427	$-	$6,706,427	$52,000
Per Boe	$8.26	$-	$8.49	$3.32

Depletion expense increased for the three and six months ended June 30, 2021 as compared to the comparative prior period as a result of increase producing wells in 2021, and associated depletion base of property plant and equipment. For the three months ended June 30, 2020 with all wells shut in and no associated production, there was no depletion recorded

Net Income (Loss)

	Three Months to	Three Months to	Six Months to	Six Months to
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net Loss	$(24,751,922)	$(4,664,592)	$(32,978,534)	$(4,546,586)
Per basic and diluted unit	$(1.68)	$(0.27)	$(2.13)	$(0.27)

Investment and Financing

Long-term Debt

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility"). All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries. The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031. Interest payments are required quarterly. As at June 30, 2021, the Company had $31,911,229 (December 31, 2020 - $43,328,396) drawn under the facility. The Company has certain financial covenants under the Golden Facility, including;

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0 beginning with the quarter ending June 30, 2021, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest (which has a balance of $1,288,789 at June 30, 2021), and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non cash items annualized.

(ii) Maintain an unrestricted cash balance of no less than $1,000,000

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

As at June 30, 2021, the Company was in compliance with all financial covenants.

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into the forward commodity swap contracts outlined in which it has done.

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan. The Company entered into these swaps during the six months ended June 30, 2021.

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover six months of scheduled interest payments which it has not done but intends to prior to the required date of December 31, 2021.

In addition to the required principal repayments outlined above, the Company could also be required to make additional payments of:

i) If the ratio of adjusted EBITDAX to scheduled loan principal and interest payments for the period is less than 1.50 to 1.00, the Company must make an additional principal prepayment equal to Net Income/(Loss) adjusted for all non cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement

ii) If the Company fails to meet its ratio (as defined above) of Measured Assets to total net debt of 1.50 to 1.00, the Company must make an additional principal prepayment sufficient to meet the 1.50:1.00 ratio.

Promissory Notes

(i) During the six months ended June 30, 2021, the Company issued $1,075,000 in promissory notes for cash of which $75,000 were to an officer of the Company.

(ii) During the six months ended June 30, 2021, the Company issued 353,870 member units in exchange for $3,475,000 in promissory notes (2020 - Nil) of which $600,000 were held by an officer of the Company. In addition, the Company exchanged $1,000,000 of promissory notes in connection with the asset backed preferred instrument.

(iii) During the six months ended June 30, 2021, the Company repaid $1,605,000 of promissory notes with cash and also offset $270,000 of promissory notes with agreed upon overhead expenses paid by the Company that was outstanding at December 31, 2020, which has been shown as a reduction of general and administrative expenses.

(iv) In June 2021, the Company issued a series of unsecured, non-interest bearing convertible promissory notes to individuals in aggregate principal amount of US$2.3 million with a maturity date of sixty days from the date of issuance. Per the terms of these convertible promissory notes, they are convertible into units of the Company at a conversion rate of $9.82/unit at the option of the noteholder or the Company. On July 2, 2021, the Company exercised its option to convert all the existing convertible notes into 234,216 units of the Company effective as of July 7, 2021.

At June 30, 2021, the Company has outstanding $150,000 of notes payable bearing interest at 17% and due on demand and $2,300,000 of convertible notes bearing no interest that were converted to member units subsequent to period end.

Capital Expenditures

In the six months ended June 30, 2021 the Company incurred capital expenditures on property, plant and equipment of $14.9 million compared to $4.8 million in the six months ended June 30, 2020. The majority of activity for these periods relates to the drilling of horizontal wells in the Giddings field.

During the six months ended June 30, 2021, the Company expended $3.5 related exploration and evaluation assets. Additions relate mainly to undeveloped lands and drilling costs without assigned reserves prior to their transfer to property, plant and equipment.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities include operating, general and administrative and capital costs payable. When appropriate, net payables in respect of cash calls issued to partners regarding capital projects and estimates of amounts owing but not yet invoiced to the Company are included in accounts payable. The level of accounts payable and accrued liabilities at June 30, 2021 corresponds to the Company's field capital expenditure program.

Decommissioning Liability

The Company's decommissioning liability of $917,727 represents the present value of estimated future costs to be incurred to abandon and reclaim wells and facilities, drilled, constructed or purchased by HB2. The undiscounted and inflated amount of the liability at June 30, 2021 was approximately $1,499,372. The liability for all wells covered under this liability are expected to be incurred between 2025 and 2058.

Risk Management - Commodity Contracts

HB2's cash flow is highly variable, in large part because oil and natural gas are commodities whose prices are determined by worldwide and/or regional supply and demand, transportation constraints, weather conditions, availability of alternative energy sources and other factors, all of which are beyond the Company's control. World prices for oil and natural gas have fluctuated widely in recent months.

During the first half of 2020, oil prices dramatically collapsed due to the impact of the Coronavirus pandemic and other conditions, only starting to stabilize and recover slightly in the third quarter of 2020. On January 30, 2020, the World Health Organization declared the Coronavirus outbreak (COVID-19) a "Public Health Emergency of International Concern" and on March 11, 2020 declared COVID-19 a pandemic. As a result, there has been a significant demand shock worldwide which creates downward pressure on oil prices. There had also been increased supply due to the dispute between Saudi Arabia and Russia which had a further adverse impact on oil prices. These factors have combined to result in oil prices never before seen, at one point during the second quarter of 2020, prices in North America for oil were briefly negative. Oil prices slightly recovered in second half of 2020 but still remain well below 2019 comparative prices with benchmark crude oil prices for the fourth quarter of 2020 down 30% compared to the fourth quarter of 2019.

Management of cash flow variability is an integral component of the Company's business strategy. Business conditions are monitored regularly and reviewed with Management to establish risk management guidelines used by management in carrying out the Company's strategic risk management program.

The Company has elected not to use hedge accounting and, accordingly, the fair value of the financial contracts is recorded at each period-end. The fair value may change substantially from period to period depending on commodity forward strip prices for the financial contracts outstanding at the balance sheet date. The change in fair value from period-end to period-end is reflected in the income for that period. As a result, income may fluctuate considerably.

At June 30, 2021 the Company had the following commodity contracts, with a total mark-to-market liability of $22,092,347.

Commodity	Expiry	Type	Fixed Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Dec 2023	Swap	$0.20	6,652,235	NGL-Mont Belvieu
Propane (gallons)	Dec 2023	Swap	$0.52	4,089,989	NGL-Mont Belvieu
Natural gas (gallons)	Dec 2023	Swap	$0.95	2,620,659	NGL-Mont Belvieu
Iso butane (gallons)	Dec 2023	Swap	$0.56	855,792	NGL-Mont Belvieu
Nor butance (gallons)	Dec 2023	Swap	$0.57	1,989,876	NGL-Mont Belvieu
Natrual gas (mmbtu)	Dec 2028	Differential Swap	$0.07	3,260,831	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Dec 2028	Swap	$2.61	3,105,743	Henry Hub -Nymex
Crude oil (bbl)	Dec 2028	Swap	$43.38	915,521	WTI-Nymex
Crude oil (bbl)	Nov 2021	Put	$50.00	120,000	WTI-Nymex
Crude oil (bbl)	June 2022	Put	$40.00	240,000	WTI-Nymex
Crude oil (bbl)	Sept 2021	Short	$72.16	30,000	WTI-Nymex

(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

The unrealized loss for the six months ended June 30, 2021 of $17,570,964 and realized losses of $7,838,514 (2020 - $Nil) was a result of an increase in future strip prices from the date the commodity contracts were entered into and actual commodity prices during the period. There were no unrealized losses during the six months June 30, 2020.

Development Partnership 1

During the first quarter of 2021, the Company formed a Development Partnership ("DP") with 13 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $13,131,836 from external limited partners of which $1,366,709 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $3,243,728 in Flat Payout units and $9,888,108 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP (along with Flat Payout Units). The Company will receive 25% of the income of the DP before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP units (with ongoing rights to 20% and 6% of the income generated by the DP) back to the Company for either i) an interest in publicly traded shares of the Company(see Proposed Reverse Takeover note below) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

The Company has categorized the development partnership liability as current and long-term based on the anticipated timing of repayments. For the six months ended June 30, 2021, an increase in the liability of $2,671,972 was recorded related to the change in fair value of the liability with a corresponding increase in finance expenses.

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

Shareholder Takeout and Asset Backed Preferred Instrument

On March 5, 2021, the Company executed a member unit buy back structure, in which a member exchanged 100% of their holdings (3,992,629 member units representing approximately 23.4% of the outstanding membership units at the time) along with a $1,000,000 promissory note for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units") The Company is required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default. The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024. If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default. While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default. The 6,670,000 LP units were redeemed at $0.71 in the second quarter of 2021 for a total amount of $4,735,700.

As a result of the transaction, the Company recorded a reduction to member units of $8,680,786 (weighted average issue price to date of $2.17/unit) a reduction in promissory note liability of $1,000,000, a liability at an initial fair value of $21,565,700 and a reduction to accumulated deficit of $11,884,914. The fair value of the liability was determined by discounting the expected cash flows related to the instrument at a market based rate of 12% per annum.

For the six months ended June 30, 2021, the Company recorded finance expense related to the outstanding instrument in the amount of $778,382.

The Company has presented the entire liability as long-term based on estimates of cash flows available to repay the units in the coming twelve months.

Members' Capital

Details of member unit issuances from January 1, 2020 to June 30, 2021:

	Number of units (000s)	Amount (000s)
January 1, 2020	17,083,501	$37,097,376
Issued for cash	819,215	8,044,700
Issuance of member units exchanged for promissory notes	353,870	3,475,000
Issuance of member units for exploration and evaluation assets	356,415	3,499,995
Issuance of member units to officers and consultants	923,954	9,073,228
Redeemed for asset backed preferred instrument	(3,992,629)	(8,680,786)
June 30, 2021	15,544,326	$52,509,513

During the six months ended June 30, 2021, the Company issued 819,215 unit for aggregate cash of $8,044,700 ($9.82/share). In addition, the Company issued 353,870 common shares in exchange for the retirement of $3,475,000 in promissory notes ($9.82/share).

The Company entered into an agreement, with a third party, to acquire 16,201 net acreage in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas. In exchange for the acreage, the Company issued 203,666 member units valued at $2,000,000 ($9.82/unit).

In addition, the Company issued 152,749 member units, valued at $1,499,995 ($9.82/unit) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

In May of 2021, the Company issued 923,954 member units to officers and consultants of the Company for services at an estimated value of $9.82 per member unit for total consideration of $9,073,228.

There were no member unit issuances during the year ended December 31, 2020.

Related Party Transactions

Management services agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "MSA") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company will provide management, finance, operations and administrative services along with office premises. The Agreement has an initial period of 11 years at which point it can be cancelled with 90 days notice. The Company will pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1), ii) 0.375% of measured asset as defined in the credit agreement.

During the three and six months ended June 30, 2021, the Company incurred fees of $267,127 (three and six months June 30, 2020 - $Nil) and is included in general and administrative expenses, of which $127,461 is included in accounts payable at June 30, 2021 (December 31, 2020 - $20,000).

In the second quarter of 2021, the MSA was effectively terminated, resulting in the Company no longer being required to pay the fees outlined above and also requiring the Company to hire its own employees and obtain its own office lease.

Related party balances

(i) At June 30, 2021, accounts receivable includes $600,000 owed to the Company by officers of the Company and companies controlled by the officers of the Company. These amounts are due as a result of the related parties being joint interest parties in certain wells operated by the Company. These amounts were received subsequent to June 30, 2021.

(ii) At June 30, 2021, the accounts receivable included $72,242 (December 31, 2020 - $75,612) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

Liquidity Risk and Going Concern

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due. The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below), lease liabilities which will be settled over the life of the lease, asset backed preferred instruments which will be repaid based on available cash flows, development partnership liabilities that will be repaid based on cash flows generated by the wells included in the partnership, and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures. The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

At June 30, 2021, the Company had negative working capital of $49,133,400. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period. Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during the six months ended June 30, 2021 i) issued convertible promissory notes for cash, ii) commenced a drilling program to increase cash flows from operating activities, iii) raised significant funds through two development partnerships and iv) settled promissory notes with a combination of cash and member units.

The Company is required to meet certain financial covenants under the Goldman Facility. As at June 30, 2021, the Company was not in any breach of financial covenants in place.

Going concern

The financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the six months ended June 30, 2021, the Company generated a net loss and comprehensive loss of $32,978,534 (year ended December 31, 2020 - $7,530,178), and as at that date, the Company had a working capital deficiency of $49,133,400 (December 31, 2020 - working capital deficiency of $29,102,456) and accumulated deficit of $84,621,292 (December 31, 2020 - $39,757,844).

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long-term debt, as they become due. During the six months ended June 30, 2021 the Company issued 1,173,085 member units in exchange for cash $8.0 million and extinguished promissory notes of $3.5 million. The Company formed two development partnerships to fund a portion of 2021 capital activity which raised approximately $34 million during the period and subsequent to period end. In addition, the Company issued convertible promissory notes in June 2021 for proceeds of $2.3 million and subsequent to June 30, 2021 converted those convertible promissory notes into 234,216 member units. The Company also repaid $11.4 million of long-term debt and $4.7 million of asset backed preferred instruments. Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

Subsequent Events

Proposed Reverse Takeover and associated private placement of subscription receipts

Subsequent to year end the Company announced it had entered into a definitive business combination agreement with Red Pine Petroleum Ltd ("Red Pine"), pursuant to which, amongst other things, HB2 will complete a reverse take-over of Red Pine and the shareholders of HB2 will hold substantially all the outstanding securities of Red Pine. The resulting issuer (HB2) will carry on business under the name Alpine Summit Energy Partners, Inc. and has applied for a listing on the TSX Venture Exchange, with ticker ALPS.V.

In anticipation of the closing of the transaction referred to above, the Company has closed a financing of subscription receipts in the amount of CDN $7,494,327 ($7,099,329 net of cash brokerage commissions). These subscription receipts will convert into shares of Alpine Summit Energy Partners Inc. upon successful closing of the proposed reverse takeover.

Issuance of Convertible Promissory Notes

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021.

Second Development Partnership

On July 1, 2021, the Company formed a second Development Partnership ("DP2") with 28 external limited partners and HB2 as a limited partner and the general partner. The intention of the DP is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%. The Company has raised $20,815,329 from external limited partners of which $815,329 was raised from officers and directors of the Company. Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option. Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units.

The terms of the Units are identical to those of the first DP (above).

The Company, through the structure of the DP, will maintain control of the DP and will continue to consolidate 100% of the operations of the DP.

Proceeds received for subscriptions for DP2 units prior to June 30, 2021 in the amount of $16,800,000 are shown as current liabilities.

Quarterly Results

Summarized information by quarter for the two years ended March 31, 2021 appears below.

	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue from product sales	12,836,239	19,625,913	2,568,289	1,239,879	40	627,871	756,974	1,035,587
Net income (loss)	(24,751,922)	(8,226,612)	(3,007,192)	123,065	(4,664,592)	118,006	(19,456,117)	(1,157,866)
Per unit - basic and diluted	$(1.68)	$(0.53)	$(0.18)	$0.01	$(0.27)	$0.01	$(1.14)	$(0.07)
Net capital expenditures	(13,211,052)	(5,151,463)	(36,276,414)	(1,901,004)	(2,596,577)	(2,434,335)	(7,163,913)	(4,411,388)
Average daily production (Boe)	3,805	4,983	981	523	-	170	150	175
Working capital deficiency	(49,133,400)	(24,142,999)	(29,102,456)	(9,512,412)	(10,313,550)	(5,198,785)	(9,506,551)	(17,688,669)

Quarter ended June 30, 2021

The Company acquired additional working interests in producing oil and gas properties during the fourth quarter of 2020 in an attempt to increase operating results. These increased working interest have increased overall revenue from product sales and cash flows from operating activities.

The impact of unrealized commodity contracts and financing expenses related to fair value changes associated development partnership liabilities created the increase in net loss for the quarter.

Off-Balance-Sheet Arrangements

The Company does not have any special-purpose entities nor is it a party to any arrangements that would be excluded from the balance sheet.

Critical Accounting Judgments, Estimates and Policies

The Company's critical accounting judgements, estimates and policies are described in notes 2 and 3 to the December 31, 2020 annual consolidated financial statements and note 2(e) and 3 of the June 30, 2021 condensed interim consolidated financial statements as well as included in the Company's annual MD&A as at December 31, 2020. Certain accounting policies are identified as critical because they require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain, and because the estimates are of material magnitude to revenue, expenses, funds flow from operations, income or loss and/or other important financial results. These accounting policies could result in materially different results should the underlying conditions change or the assumptions prove incorrect. There have been no changes to the critical accounting judgments, estimates and policies during the three and six months ended June 30, 2021 other than those disclosed in the financial statements.

Outstanding Securities

As of the date of this MD&A, the Company has 15,778,542 membership units outstanding.

Limitations

Forward-Looking Statements

Certain forward-looking information and statements are set forth in this document, including management's assessment of HB2's future plans and operations specifically in relation to 2021 and 2022, and contain forward-looking information within the meaning of applicable Canadian securities legislation. Such statements or information are generally identifiable by words such as "anticipate", "believe", "intend", "plan", "expect", "schedule", "indicate", "focus", "outlook", "propose", "target", "objective", "priority", "strategy", "estimate", "budget", "forecast", "would", "could", "will", "may", "future" or other similar words or expressions and include statements relating to or associated with individual wells, facilities, regions or projects as well as timing of any future event which may have an effect on the Company's operations and financial position. Forward-looking statements are based on expectations, forecasts, and assumptions made by the Company using information available at the time of the statement and historical trends which includes expectations and assumptions concerning: the accuracy of reserve estimates and valuations; performance characteristics of producing properties; access to third-party infrastructure; government policies and regulation; future production rates; accuracy of estimated capital expenditures; availability and cost of labour and services and owned or third-party infrastructure; royalties; development and execution of projects; the satisfaction by third parties of their obligations to the Company; and the receipt and timing for approvals from regulators and third parties. All statements and information concerning expectations or projections about the future and statements and information regarding the future business plan or strategy, timing or scheduling, production volumes with splits by commodity, production declines, expected and future activities and capital expenditures, commodity prices, costs, royalties, schedules, operating or financial results, future financing requirements, and the expected effect of future commitments are forward- looking statements.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to:

• changes in general, market and business conditions including commodity prices, interest rates and currency exchange;

• changes in supply and demand for the Company's products;

• a global public health crisis including the recent outbreak of the novel coronavirus (COVID-19) which causes volatility and disruptions in the supply, demand and pricing for natural gas, crude oil and NGL, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people;

• the ability to obtain regulatory, stakeholder and third-party approvals and satisfy any associated conditions that are not within the Company's control for exploration and development activities and projects;

• successful and timely implementation of capital expenditures;

• risks associated with the development and execution of major project;

• risk that projects and opportunities intended to grow funds flow and/or reduce costs may not achieve the expected results in the time anticipated or at all;

• access to third-party pipelines and facilities and access to sales markets;

• volatility of commodity prices and the related effects of changing price differentials;

• the Company's ability to operate and access to facilities to meet forecast production;

• operational risks and uncertainties associated with crude oil and gas activities including unexpected formations or pressures, reservoir performance, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of natural gas and wellbore fluids, pollution and other environmental risks;

• changes in costs including production, royalty, transportation, general and administrative, and finance;

• ability to finance planned activities including infrastructure expansions which are required to meet future growth targets;

• adverse weather conditions which could disrupt production and affect drilling and completions resulting in increased costs and/or delay adding production;

• actions by government authorities including changes to taxes, fees, royalties, duties and government imposed compliance costs;

• changes to laws and government policies including environmental (and climate change), royalty, and tax laws and policies;

• counter-party risk with third parties to perform their obligations with whom the Company has material relationships;

• unplanned facility maintenance or outages or unavailability of third-party infrastructure which could reduce production or prevent the transportation of products to processing plants and sales markets;

• a major outage or environmental incident or unexpected event such as fires (including forest fires), hurricane's or equipment failures or similar events that would affect the Company's facilities or third- party infrastructure used by the Company;

• environmental risks (including climate change) and the cost of compliance with current and future environmental laws, including climate change laws along with risks relating to increased activism and opposition to fossil fuels;

• ability to access capital from internal and external sources (including the credit facility);

• the risk that competing business objectives may exceed the Company's capacity to adapt and implement change;

• the potential for security breaches of the Company's information technology systems by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches;

• risks with transactions including closing an asset or property acquisition or disposition and the failure to realize anticipated benefits from any transaction;

• finding new crude oil and gas reserves that can be developed economically to replace reserves depleted by production;

• the accuracy of estimating reserves and future production and the future value of reserves;

• risk associated with commodity price hedging activities using derivatives and other financial instruments;

• maintaining debt levels at a reasonable multiple of funds flow;

• risk that the Company may be subject to litigation;

• the accuracy of cost estimates, some of which are provided at an early stage and before detailed engineering has been completed;

• risk associated with partner or joint arrangements to which the Company is a party;

• inability to secure labour, services or equipment on a timely basis or on favourable terms;

• increased competition from other industry participants for, among other things, capital, acquisitions of assets or undeveloped lands, and skilled personnel; and

• increased competition from companies that provide alternative sources of energy.

Statements relating to "reserves" or "resources" are forward-looking statements, including financial measurements such as net present value, as they involve the assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Readers are advised that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. HB2 disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under securities law.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Boe Presentation - Natural gas is converted to a barrel of oil equivalent ("Boe") using six thousand cubic feet ("Mcf") of natural gas equal to one barrel of crude oil unless otherwise stated. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of six Mcf to one barrel ("Bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All Boe measurements and conversions in this report are derived by converting natural gas to crude oil in the ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Non-GAAP Measurements - Within this MD&A, references are made to terms which are not recognized under Generally Accepted Accounting Principles ("GAAP"). Specifically, "field operating netbacks", "field operating netbacks including hedging", and measurements "per commodity unit" and "per Boe" do not have any standardized meaning as prescribed by GAAP and are regarded as non-GAAP measures. These non-GAAP measures may not be comparable to the calculation of similar amounts for other entities and readers are cautioned that use of such measures to compare enterprises may not be valid. Non-GAAP terms are used to benchmark operations against prior periods and peer group companies and are widely used by investors, lenders, analysts and other parties.

Field Operating Netbacks

Field operating netbacks and field operating netbacks including hedging are common non-GAAP measurements applied in the crude oil and natural gas industry and are used by management to assess operational performance of assets. Field operating netbacks are calculated by deducting royalties, production and transportation expenses from revenue from product sales and are presented on a per- Boe basis.

Business Risks

There are a number of risks facing participants in the crude oil and natural gas industry. Some risks are common to all businesses while others are specific to the industry. The Company's identified business risks have be described in the in the MD&A as at December 31, 2020.

Additional Information

Additional information relating to the Company is contained in the Listing Application which may be viewed under the SEDAR profile of Red Pine at www.sedar.com.

Schedule L: Additional Disclosure for Non-Accredited Investors in the U.S.

Information on the Company

For a business overview, three-year history and general development of the Company, see Item 5 - Description of the Business.

Seasonality

The oil and gas business is subject to commodities price cycles. If the global economy stalls and oil and gas prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company's properties and result in the Company determining to cease work on or drop its interest in, some or all of its properties.

Economic Dependence

The Company's business is not substantially dependent on any one contract such as a development partnership agreement, a farm-out agreement or an off-take contract.

Government Regulations

Any current and future development and production activities are subject to various federal, state and local laws and regulations in the United States. These laws and regulations govern the protection of the environment, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. The Company expects that it and its partners will be able to comply with these laws and does not believe that compliance will have a material adverse effect on its competitive position. The Company has obtained and intends to obtain all licenses and permits required by all applicable regulatory agencies in connection with its current and future operations and activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Oil and gas development and production activities at the Property are subject to various laws and regulations relating to the protection of the environment, such as the General Mining Law, U.S. federal Clean Water Act and the regulations discussed under Item 21 - Risk Factors in this Application. Although, the Company intends to comply with all existing environmental and mining laws and regulations, no assurance can be given that the Company will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of the Company's properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on the Company's business and cause increases in development expenses or require delays or abandonment in the development of oil and gas properties. In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on the Company's business.

As of the date of this Application, the Company believes that it is in compliance in all material respects with applicable oil and gas, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the United States applicable to the Company's operations and the potential negative effects of such laws and regulations, see Item 21 - Risk Factors.

Major Shareholders

To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at the date of this Application, concerning the ownership of the Company's securities as to each person known by the directors and senior officers, to be the direct or indirect owner of more than five percent (5%) of the Company's securities, who owned more than five percent (5%) of the outstanding shares of each class of the Company's voting securities.

Name	No. of Proportionate Voting Shares Owned or Controlled	Percentage of Voting Rights
Craig Perry	15,947.292	32.21%

Employees

As at December 31, 2020, 18 full-time employees were engaged to provide services to Origination in Texas and Tennessee pursuant to a management services agreement with Alpine Energy Capital, LLC, an energy investment platform. The employees under the management services agreement were transitioned to Origination as of June 21, 2021 and the agreement was terminated. As of the date of this Application, 17 full-time employees were engaged to provide services to Origination.

None of Origination's employees belong to a union or are subject to a collective agreement. Employee relations are considered to be good.

Indemnification of Directors and Officers

The Company's Articles contain provisions requiring the Company to indemnify the Company's directors and former directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action, whether current or threatened, pending or completed, in which such party, by reason of being or having been a director of the Company, is or may be joined, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. The Company also has indemnity agreements in place with its officers and directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Company's officers and directors and may discourage or deter the Company's shareholders from suing its officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed by the BCBCA.

Objects and Purposes of the Company

The Company's Articles do not not address the Company's objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, the Company's Articles do not restrict directors' power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers

The Company's Articles provide that the Company, if authorized by the directors, may:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualification of Directors

Under the Company's Articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director. The Company's Articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Share Rights

For a summary of the material terms of the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares of the Company, see Item 10 - Description of Securities To Be Listed. In addition, there are no sinking fund provisions attached to any class of shares of the Company. There is no liability to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares of the Company.

Procedures to Change the Rights of Shareholders

The Company's Articles state that subject to Article 9.2 of the BCBCA, the Company may by ordinary resolution of its shareholders: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares); (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until the Company's next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Board also holds office until the Company's next annual general meeting.

The Company's Articles and the BCBCA provide that the Company's annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Board may determine. The Company's directors may, at any time, call a meeting of shareholders.

The Company's Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent (5%) of the issued shares entitled to be voted at the meeting.

The Company's Articles state that in addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor for the Company, and any other persons invited by the directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy.

Limitations on Ownership of Securities

Except as described under Item 10 - Description of Securities To Be Listed - Multiple Voting Shares, there are no limitations on the rights to own securities.

Change in Control

There are no provisions in the Company's Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Ownership Threshold

The Company's Articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for the Company's annual general meeting of shareholders, holders who beneficially own more than 10% of our issued and outstanding voting securities.